Form 10-K, Exhibit 13
period 1993-12-31
SCHERING PLOUGH CORP
filed 1994-03-07
CIK 310158

Exhibit 13


     Financial Section of the Company's 1993 Annual Report to Shareholders

Management's Discussion and Analysis of Operations and Financial

Condition

Sales

Consolidated sales in 1993 totaled $4.34 billion, an increase of $285.6 million, or 7 percent, over 1992. Volume growth contributed 7 percent and price increases added 2 percent, while unfavorable foreign exchange of 2 percent moderated the comparison. This performance reflects sales gains for INTRON A, the Company's alpha interferon anticancer and antiviral agent, to more than $570 million, and the domestic introduction of CLARITIN, a once-daily nonsedating antihistamine, which recorded worldwide sales of $295 million.

Consolidated 1992 sales of $4.06 billion grew $440.1 million, or 12 percent, over 1991, reflecting volume growth of 9 percent, price increases of 2 percent and favorable foreign exchange of 1 percent. This growth resulted primarily from significant INTRON A sales gains, due to the March 1992 approval for treatment of chronic hepatitis C in Japan, and the July 1992 approval for treatment of chronic hepatitis B in the United States.

Worldwide 1993 pharmaceutical sales of $3.64 billion advanced $281.2 million, or 8 percent, over 1992, as volume growth of 8 percent and price increases of 2 percent were partially offset by unfavorable foreign exchange rate fluctuations of 2 percent. Worldwide sales of pharmaceutical products in 1992 increased $464.4 million, or 16 percent, over 1991, reflecting volume growth of 12 percent, price increases of 2 percent and favorable foreign exchange of 2 percent.

Domestic prescription pharmaceutical product sales rose 10 percent in 1993. Sales of respiratory products increased 10 percent, led by strong introductory sales of CLARITIN, following Food and Drug Administration (FDA) approval in April 1993. The respiratory product growth also reflects gains for the VANCENASE line of allergy products.

The sales advance for respiratory products was mitigated by a 17 percent decline in sales of the PROVENTIL (albuterol) line of asthma products to $353 million. The PROVENTIL formulations of solution, syrup and tablets have been subject to generic competition. In January 1994, the FDA issued bioequivalence standards for generic albuterol metered dose inhalers, which may result in generic entries late in the year. The introduction of a generic inhaler will further negatively affect sales and profitability of PROVENTIL. Respiratory growth was also moderated by lower sales of THEO-DUR, a sustained-action theophylline, reflecting continued shrinkage of the theophylline market, increased generic usage and price reductions.

Domestic sales of cardiovascular products rose 20 percent, reflecting growth for K-DUR potassium supplements and NITRO-DUR transdermal nitroglycerin patches, as well as the August 1993 FDA approval of IMDUR, an oral nitrate for angina. Sales of anti-infective and anticancer products grew 13 percent, due to gains for EULEXIN, a therapy for advanced prostate cancer, and INTRON A.

Sales of domestic vision care products declined 15 percent, due to lower sales of colored lenses and the sale of the contact lens solutions business in May 1992. Excluding the contact lens solutions business, vision care sales were down 8 percent compared with 1992.

Domestic prescription pharmaceutical sales in 1992 increased
$92.4 million, or 7 percent, over 1991, reflecting advances in the anti-infective and anticancer, respiratory, and cardiovascular product groups.

In 1993, international sales of pharmaceutical products grew $163.4 million, or 9 percent. Excluding the impact of foreign currency exchange rate fluctuations, sales would have increased approximately 13 percent. The higher sales reflect a 16 percent advance in anti-infective and anticancer products, due to continued strong sales for INTRON A in Japan resulting from the March 1992 approval for the treatment of chronic hepatitis C.

Sales of INTRON A in Japan approximated $300 million in 1993, but are expected to moderate in 1994 due to an anticipated government-mandated price reduction. Anti-infective and anticancer sales were also aided by growth of EULEXIN in major
European markets, and introductory sales of CEDAX, a third-generation cephalosporin.

International sales of respiratory products grew 18 percent, due to worldwide gains for CLARITIN, and higher sales of asthma and allergy products in Japan. Sales of cardiovascular products rose 22 percent, reflecting increases for NITRO-DUR and a calcium channel blocker licensed from AB Astra.

Also contributing to the overall international sales growth were gains for LOSEC, an anti-ulcer treatment licensed from AB Astra, and higher sales of vision care products following the launch of FRESHLOOK disposable lenses in Canada and major European markets.

In 1992, international pharmaceutical sales, excluding foreign exchange, increased $346.5 million, or 24 percent, over 1991, led by significant gains for INTRON A in Japan, coupled with respiratory and cardiovascular product growth.

Sales of health care products in 1993 increased $4.4 million, or 1 percent, over 1992, as price increases of 2 percent were moderated by volume declines of 1 percent. Foot care sales rose
12 percent, primarily due to higher sales of the upgraded and repackaged DR. SCHOLL'S insoles line. Sun care sales advanced 12 percent following the introduction of COPPERTONE KIDS sunblock and SHADE UVAGUARD, a broad-spectrum sunscreen that protects against UVA and UVB rays. Over-the-counter (OTC) product sales declined 10 percent, principally the result of lower sales of female health products, caused by the intensely competitive nature of the vaginal antifungal category. OTC sales were further moderated by reduced sales of allergy/cold products, the

result of pressures exerted by the 1993 introductions of several competitive brands.

In 1992, health care product sales decreased $24.3 million, or 3 percent, reflecting volume declines of 6 percent, tempered by price increases of 3 percent. The sales shortfall was largely due to lower sales of female health products.

Income Before Income Taxes

Income before income taxes totaled $1,078.4 million in 1993, an increase of $124.5 million, or 13 percent, over 1992. In 1992, income before income taxes of $953.9 million grew $93.1 million, or 11 percent, over the $860.8 million in 1991.

Summary of Costs and Expenses:
   (Dollars in millions)
                                                                      % Increase/(Decrease)
                                    1993           1992         1991   1993/92    1992/91
  Cost of sales . . . . . .      $  908.8     $  900.6     $  816.4      1 %      10 %
   % of sales . . . . . . .          20.9 %       22.2 %       22.6 %

  Selling, general and
   administrative . . . . .      $1,747.4     $1,629.8     $1,503.5      7 %       8 %
   % of sales . . . . . . .          40.3 %       40.2 %       41.6 %

  Research and development.      $  577.6     $  521.5     $  425.9     11 %      22 %
   % of sales . . . . . . .          13.3 %       12.9 %       11.8 %

  Other expense, net             $   29.1     $   49.9     $    9.0    (42)%      -
   % of sales . . . . . . .            .7 %        1.2 %         .2 %
________________________________________________________________________________________

Cost of sales as a percentage of sales declined to 20.9 percent in 1993 from 22.2 percent in 1992 and 22.6 percent in 1991. The improvements reflect a change in sales mix to higher margin ethical pharmaceutical products in several international markets, and the 1993 launch of CLARITIN in the United States. Cost of sales percentages also improved as a result of continuing cost containment efforts.

Selling, general and administrative expenses represented 40.3 percent of sales in 1993, 40.2 percent in 1992 and 41.6 percent in 1991. The increase as a percent of sales in 1993 from 1992 reflects higher promotional and selling expenses for the launch of CLARITIN in the United States. The decline as a percent of sales between 1992 and 1991 was due to lower promotional spending following the 1991 launch of GYNE-LOTRIMIN, an antifungal for vaginal yeast infections.

Research and development expenditures increased $56.1 million, or 11 percent, in 1993, representing 13.3 percent of sales, compared with 12.9 percent of sales in 1992 and 11.8 percent in 1991. These increases reflect the Company's ongoing commitment to provide the resources necessary to ensure a steady flow of innovative products and line extensions. In 1993, research and development spending dedicated to the discovery and development of pharmaceutical products increased 13 percent over 1992, and represented 15.1 percent of total pharmaceutical sales compared with 14.4 percent in 1992.

Other expense, net consists of interest income, interest expense, foreign exchange gains and losses, and non-recurring items. In 1993, the net expense declined $20.8 million, reflecting favorable foreign exchange in Japan and Ireland, and reduced interest expense, moderated by lower interest income. The 1992 change resulted from lower interest income and higher foreign exchange losses, tempered by lower interest expense.

Income Taxes

The Company's effective tax rate was 23.5 percent in 1993, 24.5 percent in 1992 and 25.0 percent in 1991. The effective tax rate for each period was lower than the U.S. statutory income tax rate, primarily due to tax incentives in Puerto Rico and lower foreign tax rates. For additional information, see "Income Taxes" in the Notes to Consolidated Financial Statements on page 31.

The Omnibus Budget Reconciliation Act of 1993 (the "Act") increases the U.S. corporate tax rate from 34 percent to 35 percent, restricts deductibility of certain operating expenses, reduces the tax benefit generated from operations in Puerto Rico and, in certain circumstances, taxes a portion of undistributed earnings of foreign subsidiaries. Management estimates that the primary impact on the Company is the reduction in the benefit arising from its operations in Puerto Rico. This reduction in benefit is to be phased-in over a five-year period. Management estimates the Act will unfavorably impact the effective tax rate by 1.5 percentage points in 1994, and an additional 1.5 to 2.5 percentage points by 1996.

Accounting Changes And Extraordinary Item

During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." In connection with this adoption, the Company fully funded its initial accumulated benefit obligation. The cumulative effect of adopting SFAS No. 106 was a one-time, after-tax charge of $94.2 million, or $.48 per common share. For additional information on this transaction, see "Other Post-retirement Benefits" in the Notes to Consolidated Financial Statements on page 29.

During the first quarter of 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of implementing SFAS No. 109 was a one-time gain of $27.1 million, or $.13 per common share. Also in this quarter, the Company effected an in-substance defeasance of its zero-coupon debt, which resulted in an extraordinary loss of $26.7 million, or $.13 per common share. For additional information on these transactions, see "Income Taxes" and "Borrowings" in the Notes to Consolidated Financial Statements on pages 31 and 26, respectively.

Net Income

Income in 1993, excluding the extraordinary item and the cumulative effect of accounting changes, totaled $825.0 million, an increase of $105.0 million, or 15 percent, over 1992. Income in 1992 exceeded 1991 by $74.4 million, or 12 percent, when excluding the extraordinary item and the cumulative effect of accounting changes. Differences in year-to-year exchange rates reduced comparative growth in income in 1993 and 1992. After eliminating these differences, income would have increased approximately 18 percent in 1993 and 13 percent in 1992. Net income in 1993, after the extraordinary item and accounting changes, totaled $730.8 million, an increase of $10.4 million, or 1 percent, over 1992.

Earnings Per Common Share

Earnings per common share for the years 1991 through 1993 were as follows:

                                            1993     1992     1991
Earnings per common share before the
 extraordinary item and accounting
 changes                                  $ 4.23   $ 3.60   $ 3.01

Extraordinary item                             -     (.13)       -

Accounting changes                          (.48)     .13        -

Earnings per common share                 $ 3.75   $ 3.60   $ 3.01

Average shares outstanding
 (in millions)                             195.1    200.2    214.5

Earnings per common share before the extraordinary item and accounting changes rose 18 percent in 1993 and 20 percent in 1992. Earnings per common share increased at a faster rate than income due to the Company's share repurchase programs. Fluctuations in year-to-year exchange rates have reduced comparative growth in earnings per common share. Excluding the impact of these exchange differences, earnings per common share before the extraordinary item and accounting changes would have advanced approximately 21 percent in both 1993 and 1992.

During the first quarter of 1993, the Company completed a $1.0 billion share repurchase program initiated in 1990, with the purchase of .5 million common shares at a cost of $31.6 million. This particular program also included the purchase of 3.1 million common shares at a cost of $171.0 million in 1992 and the purchase of 11.0 million shares at a cost of $547.4 million in 1991. In February 1993, the Board of Directors authorized the purchase of up to an additional $500 million of the Company's common shares. At year-end 1993, the program was approximately 77 percent complete with the purchase of 6.4 million common shares at a cost of $386.7 million. During the first quarter of 1994, the Company expects to obtain medium-term financing to complete its $500 million share repurchase program.

The Company also completed a debt-for-shares exchange transaction during the fourth quarter of 1991 in which 10.0 million of the Company's common shares were acquired and retired. Additional information about this transaction is included in "Shareholders' Equity" in the Notes to Consolidated Financial Statements on page 30.

Environmental Matters

The Company has obligations for environmental safety and clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Based on information currently available, environmental expenditures have not had, and are not anticipated to have, a material impact on the Company's financial position, results of operations, liquidity or capital resources.

Additional Factors Influencing Operations

Prescription Drug Pricing

In the United States, many of the Company's pharmaceutical products are subject to competitive pricing as managed care groups, institutions and the government seek price discounts. For the past three years, the Company held average net prescription price increases in the United States to below the increase in the Consumer Price Index (CPI). For 1994, the Company once again expects average U.S. net prescription price increases to be at or below the increase in the CPI.

The Clinton health care reform proposal includes several measures that, if enacted, will have an impact on operations of the Company. These measures include, but are not limited to, the requirement of all health plans to offer prescription drug coverage, the extension of Medicare coverage to include outpatient drugs, and rebates on Medicare sales. In addition, prices of new drugs would be reviewed with the Secretary of Health and Human Services, who would be empowered to deny Medicare reimbursement for those drugs deemed too expensive.

In most international markets, the Company operates in an environment of government-mandated cost containment programs. Sales in Italy and Germany declined in 1993 as a result of restrictions placed on physician prescription levels and patient reimbursements, and greater generic usage. In addition, several markets have enacted across-the-board price reductions as a further method of cost control. Currently, a number of other international markets are reviewing the implementation of additional programs to contain health care costs.

Because the Company is unable to predict the final form and timing of various domestic and international governmental health care reform proposals, their effect on future operations and cash flows cannot be reasonably estimated.

Foreign Exchange

Sales outside of the United States represented 47 percent of total sales in both 1993 and 1992. Fluctuating foreign exchange rates have affected sales and earnings, as previously discussed. Sales and earnings growth in 1994 will be negatively impacted if the U.S. dollar continues to strengthen. The Company continues to implement selective hedging strategies to mitigate the possible adverse effects of additional 1994 exchange rate changes.

Inflation

Inflation has had only a minimal impact on operations in recent years.

Liquidity and Financial Resources

In 1993, total cash and investments, which includes cash and cash equivalents and short- and long-term investments, decreased $108.7 million, and total debt increased $128.2 million. This change increased the Company's net debt position (debt less cash and investments) to $824.3 million. While operations provided $962.1 million in cash, net debt increased, resulting from spending of $418.3 million for common share repurchases, $365.2 million for additions to property and $339.6 million for shareholder dividends.

In 1992, the Company's net debt position of $587.4 million was $207.1 million higher than the $380.3 million net debt position in 1991. This change reflects spending for property additions, shareholder dividends and common share repurchases in excess of cash provided by operations.

Cash provided by operating activities totaled $962.1 million in 1993, $691.9 million in 1992 and $897.4 million in 1991. The
1993 increase primarily reflects lower working capital requirements. Cash from operating activities has been reduced by $147.0 million for the January 1993 funding of the Company's initial accumulated post-retirement benefit obligation.

Capital expenditures amounted to $365.2 million in 1993, $403.2 million in 1992 and $339.4 million in 1991. It is anticipated that expenditures will approximate $380 million in 1994, mainly reflecting continuing plant expansions in Ireland and manufacturing upgrades in New Jersey. Commitments related to 1994 capital expenditures totaled $117.8 million at December 31, 1993.


Dividend payments of $339.6 million were made in 1993, compared with $300.2 million in 1992 and $273.6 million in 1991. These increases reflect dividends per common share paid to shareholders of $1.74 per share in 1993, up from $1.50 per share in 1992 and $1.27 in 1991.

The Company's ratio of debt to total capital increased to 44 percent in 1993 from 41 percent in 1992, reflecting higher levels of short-term debt. The Company's current liquidity levels and financial resources continue to be sufficient to meet its operating needs. As of December 31, 1993, the Company had $955.3 million in unused lines of credit, of which $680.0 million was in support of commercial paper borrowings. The Company had an A-1+ and P-1 rating for its commercial paper, and AA and Aa3 general bond rating from Standard and Poor's and Moody's, respectively, as of December 31, 1993.

Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Income
(Dollars in millions, except per share figures)
For The Years Ended December 31,                      1993        1992         1991
Sales . . . . . . . . . . . . . . . . . . . . .   $4,341.3    $4,055.7     $3,615.6
Costs and Expenses:

  Cost of sales . . . . . . . . . . . . . . . .      908.8       900.6        816.4

  Selling, general and administrative . . . . .    1,747.4     1,629.8      1,503.5

  Research and development. . . . . . . . . . .      577.6       521.5        425.9

  Other expense, net . . . . . . . . .                29.1        49.9          9.0

  Total costs and expenses  . . . . . . . . . .    3,262.9     3,101.8      2,754.8

Income before Income Taxes. . . . . . . . . . .    1,078.4       953.9        860.8

  Income taxes. . . . . . . . . . . . . . . . .      253.4       233.9        215.2

Income before extraordinary item and
 cumulative effect of accounting changes. . . .      825.0       720.0        645.6

  Extraordinary Item. . . . . . . . . . . . . .          -       (26.7)           -

  Cumulative effect of accounting changes . . .      (94.2)       27.1            -
___________________________________________________________________________________

Net Income. . . . . . . . . . . . . . . . . . .   $  730.8    $  720.4     $  645.6

Earnings per common share before extraordinary
 item and cumulative effect of accounting changes $   4.23    $   3.60     $   3.01

  Extraordinary item. . . . . . . . . . . . . .          -        (.13)           -

  Cumulative effect of accounting changes . . .       (.48)        .13            -
___________________________________________________________________________________

Earnings Per Common Share . . . . . . . . . . .    $  3.75   $    3.60     $   3.01

Statements of Consolidated Retained Earnings
(Dollars in millions, except per share figures)

For The Years Ended December 31,                      1993        1992        1991

Retained Earnings, Beginning of Year. . . . . .   $3,044.4    $2,624.2     $2,817.8

Net income. . . . . . . . . . . . . . . . . . .      730.8       720.4        645.6

Cash dividends on common shares (per share:
 1993, $1.74; 1992, $1.50; and 1991, $1.27) . .     (339.6)     (300.2)      (273.6)

Common shares retired . . . . . . . . . . . . .          -           -       (565.6)
___________________________________________________________________________________

Retained Earnings, End of Year. . . . . . . . .   $3,435.6    $3,044.4     $2,624.2

See Notes to Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Cash Flows
(Dollars in millions)
For The Years Ended December 31,                             1993       1992       1991
Operating Activities:

  Net income . . . . . . . . . . . . . . . . . . . . .    $ 730.8   $  720.4   $  645.6
  Depreciation and amortization. . . . . . . . . . . .      142.4      135.0      129.0
  Working capital changes - source (use):
     Accounts receivable . . . . . . . . . . . . . . .       48.4     (246.5)     (45.3)
     Inventories . . . . . . . . . . . . . . . . . . .      (11.4)     (28.8)     (26.5)
     Other current assets. . . . . . . . . . . . . . .      (41.2)     (78.1)     (19.7)
     Accounts payable, income taxes and accrued
      liabilities. . . . . . . . . . . . . . . . . . .      101.9      142.2      185.5
  Other, net . . . . . . . . . . . . . . . . . . . . .       (8.8)      47.7       28.8

  Net cash provided by operating activities. . . . . .      962.1      691.9      897.4

Investing Activities:

  Capital expenditures . . . . . . . . . . . . . . . .     (365.2)    (403.2)    (339.4)
  Reduction of investments . . . . . . . . . . . . . .      192.7      323.0      575.9
  Purchases of investments . . . . . . . . . . . . . .     (287.1)     (93.1)    (315.3)
  Other, net . . . . . . . . . . . . . . . . . . . . .      (18.1)      (2.5)      (2.8)

  Net cash used for investing activities                   (477.7)    (175.8)     (81.6)

Financing Activities:

  Dividends paid to common shareholders. . . . . . . .     (339.6)    (300.2)    (273.6)
  Net change in short-term borrowings. . . . . . . . .      120.0      352.1     (172.6)
  Reduction of long-term debt. . . . . . . . . . . . .        (.6)    (580.3)         -
  Common shares repurchased. . . . . . . . . . . . . .     (418.3)    (171.0)    (547.4)
  Proceeds from other equity transactions. . . . . . .       33.7       18.7       18.2
  Other, net . . . . . . . . . . . . . . . . . . . . .      (62.3)      (9.7)       1.4

  Net cash used for financing activities . . . . . . .     (667.1)    (690.4)    (974.0)


Effect of Exchange Rates on Cash and Cash equivalents.       (1.4)      (3.7)         -


Net Decrease in Cash and Cash Equivalents. . . . . . .     (184.1)    (178.0)    (158.2)
Cash and Cash Equivalents, Beginning of Year . . . . .      406.3      584.3      742.5

Cash and Cash Equivalents, End of Year . . . . . . . .   $  222.2   $  406.3   $  584.3
_______________________________________________________________________________________

See Notes to Consolidated Financial Statements.
/TABLE

Schering-Plough Corporation and Subsidiaries

Consolidated Balance Sheets
(Dollars in millions, except per share figures)

At December 31,                                           1993        1992
ASSETS
__________________________________________________________________________

Current Assets:

     Cash and cash equivalents. . . . . . . . . . .    $ 222.2    $  406.3

     Short-term investments . . . . . . . . . . . .      207.2       122.8

     Accounts receivable, less allowances:
       1993, $44.9; 1992, $43.3 . . . . . . . . . .      687.1       735.9

     Inventories. . . . . . . . . . . . . . . . . .      404.6       393.4

     Prepaid expenses, deferred income taxes
     and other current assets . . . . . . . . . . .      379.4       354.6

     Total current assets . . . . . . . . . . . . .    1,900.5     2,013.0

Property, at cost:

     Land . . . . . . . . . . . . . . . . . . . . .       47.1        47.5

     Buildings and improvements . . . . . . . . . .    1,319.8       978.0

     Equipment. . . . . . . . . . . . . . . . . . .    1,146.6     1,007.2

     Construction in progress . . . . . . . . . . .      325.4       546.8

     Total. . . . . . . . . . . . . . . . . . . . .    2,838.9     2,579.5

     Less accumulated depreciation. . . . . . . . .      871.2       831.0

     Property, net. . . . . . . . . . . . . . . . .    1,967.7     1,748.5

Intangible Assets, net. . . . . . . . . . . . . . .      182.5       189.6

Other Assets. . . . . . . . . . . . . . . . . . . .      266.2       205.5

                                                      $4,316.9    $4,156.6
/TABLE

                                                          1993         1992

LIABILITIES AND SHAREHOLDERS' EQUITY
___________________________________________________________________________
Current Liabilities:

    Accounts payable . . . . . . . . . . . . . . .    $  249.0     $  239.7

    Short-term borrowings and current portion of
      long-term debt . . . . . . . . . . . . . . .     1,076.0        946.0

    U.S., foreign and state income taxes . . . . .       341.8        312.3

    Accrued compensation . . . . . . . . . . . . .       157.4        146.3

    Other accrued liabilities. . . . . . . . . . .       308.2        324.9

    Total current liabilities. . . . . . . . . . .     2,132.4      1,969.2

Long-Term Liabilities:

    Long-term debt . . . . . . . . . . . . . . . .       182.3        184.1

    Deferred income taxes. . . . . . . . . . . . .       175.9        198.5

    Other long-term liabilities. . . . . . . . . .       244.4        207.9

    Total long-term liabilities. . . . . . . . . .       602.6        590.5

Shareholders' Equity:

    Preferred shares - authorized, 50,000,000
       shares of $1 par value each; issued - none .           -           -

    Common shares - authorized, 300,000,000 shares
       of $1 par value each; issued,
       251,482,691 shares . . . . . . . . . . . . .      251.5        251.5

    Paid-in capital . . . . . . . . . . . . . . . .       80.9         47.5

    Retained earnings . . . . . . . . . . . . . . .    3,435.6      3,044.4

    Foreign currency translation adjustment . . . .     (116.2)       (90.9)

    Total . . . . . . . . . . . . . . . . . . . . .    3,651.8      3,252.5

    Less treasury shares, at cost - 1993, 57,927,994
        shares; 1992, 51,965,499 shares . . . . . .    2,069.9      1,655.6

    Total shareholders' equity  . . . . . . . . . .    1,581.9      1,596.9

                                                      $4,316.9     $4,156.6

See Notes to Consolidated Financial Statements.


Notes to Consolidated Financial Statements
(Dollars in millions, except per share figures)

Accounting Policies

Principles of Consolidation

The consolidated financial statements include Schering-Plough
Corporation and its subsidiaries. Intercompany balances and transactions are eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and highly liquid investments, generally with maturities of three months or less.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for substantially all domestic inventories. The cost of all other inventories is determined by the first-in, first-out method.

Depreciation

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method.

Intangible Assets

Intangible assets principally include goodwill, patents, licenses and trademarks. Goodwill represents the excess of cost over the fair value of net assets of companies purchased, and is amortized on the straight-line method, generally over 40 years. Other intangible assets are recorded at cost and amortized over their expected useful lives on the straight-line method. Accumulated amortization of intangible assets was $86.5 and $69.8 at December 31, 1993 and 1992, respectively. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to expected future cash flows.

Foreign Currency Translation

The net assets of most of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment (FCTA) account in shareholders' equity. For the remaining foreign subsidiaries, non-monetary assets are translated using historical rates, while monetary assets are translated at current rates, with the U.S. dollar effects of rate changes included in income.

Exchange gains and losses arising from hedging foreign net investments and from translating intercompany balances of a long-term investment nature are recorded in the FCTA account. Other exchange gains and losses are included in income.

Net foreign exchange losses included in income were $13.6, $21.5, and $8.4 in 1993, 1992 and 1991, respectively.

Earnings Per Common Share

Earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding. Shares issuable through the exercise of stock options, warrants and under deferred delivery agreements are not considered in the calculation, as they are either not dilutive or do not have a material effect on the determination of earnings per common share.

Financial Instruments

The following table presents information on the Company's financial instruments:

                                  1993                1992
                           Carrying Estimated  Carrying Estimated
                            Value   Fair Value   Value  Fair Value
Assets:
 Cash and cash equivalents  $  222    $  222       $406     $406
 Investments                   212       212        136      136
 Foreign currency put options    4         6          8       12
Liabilities:
 Short-term borrowings       1,076     1,076        946      946
 Long-term debt                182       194        184      198
 Interest rate swap contracts    6         6          3        3
 Forward exchange contracts     53        68         55       62

The estimated fair values of investments, short-term borrowings and long-term debt were based on the quoted market prices of these or similar instruments. The estimated fair values of foreign currency put options, interest rate swap contracts and forward exchange contracts were based upon quotes from brokers.

All investments are available for sale and mature within 12 months of year-end. Investments consist primarily of certificates of deposit and municipal obligations, and are carried at amortized cost. Realized gains and losses, based on the specific identification method, were not material.

On a selective basis, the Company uses derivative financial instruments to hedge against adverse changes in interest rates and foreign exchange rates. The Company has also used such instruments as a part of its international cash management strategy. The Company is neither a trader nor a speculator in such instruments.

Certain financial instruments, including derivative financial instruments, expose the holder to credit risk for non-performance and to market risk for changes in interest and currency rates. The Company mitigates credit risk by dealing only with financially sound counterparties. Accordingly, the Company does not anticipate loss for non-performance. The Company manages market risk by limiting the use of derivatives to hedging activities or by limiting maximum potential exposures to amounts that are not material to results of operations or cash flow.


Following is a description of the derivative financial instruments shown above:

Foreign Currency Put Options

The Company uses these instruments to hedge future inventory purchases. The total U.S. dollar amount of such instruments was $150.0 at December 31, 1993 and $354.0 at December 31, 1992. At
December 31, 1993, these instruments were to sell Deutschemarks, French francs and yen, and at December 31, 1992, these instruments were for the sale of Deutschemarks and yen. These options mature within 15 months from date of purchase. During 1993, transactions included the purchase, exercise and expiration of options of $382.1,
$281.8 and $304.3, respectively.   Loss on option contracts is
limited to the premiums paid. Gains on such instruments are deferred and ultimately reduce the cost of inventory. Gains arising from these instruments were not material.

Interest Rate Swap Contracts

The Company has used interest rate swap contracts as a part of its international cash management strategy. At December 31, 1993 and 1992, two arrangements having notional principal amounts of $650 and $950 were outstanding. These arrangements provide for the receipt and payment of interest through 2012. These contracts are carried at market value.

Forward Exchange Contracts

The Company uses these instruments to hedge investments in its foreign subsidiaries. The aggregate face values were $87.3 and $105.0 at December 31, 1993 and 1992, respectively. During 1993, activity included a $7.0 purchase and a $24.7 maturity. At December 31, 1993, these contracts were primarily for the exchange of yen for U.S. dollars and at December 31, 1992, these contracts were for the exchange of yen and Swiss francs for U.S. dollars. The arrangements mature at various dates through 2002. In accordance with SFAS No. 52, these instruments are recorded at foreign exchange spot rates in effect at year-end.

Borrowings

Short-term borrowings consist of commercial paper issued in the United States, bank loans and notes payable. Commercial paper outstanding at December 31, 1993 and 1992 was $961.4 and $715.8, respectively. Bank loans and notes payable at December 31, 1993 and 1992 totaled $112.0 and $229.6, respectively.

At December 31, 1993, unused domestic bank lines of credit, which were considered as support for commercial paper borrowings, were $680.0. These lines of credit do not require compensating balances; however, a nominal commitment fee is paid on the unused portion of these lines.

The Company's foreign subsidiaries had available $275.3 in unused lines of credit from various financial institutions at December 31, 1993. Generally, these credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.


Long-term debt, including current maturities, at December 31 consisted of the following:
                                                       1993    1992
Notes, 7.8%, due 1996 . . . . . . . . . . . . . .    $100.0  $100.0
Industrial revenue bonds, 2.8%-12.0%,
  due 2001-2013 . . . . . . . . . . . . . . . . .      80.0    80.0
Other . . . . . . . . . . . . . . . . . . . . . .       4.9     4.7
                                                      184.9   184.7
Current maturities. . . . . . . . . . . . . . . .      (2.6)    (.6)
Total long-term debt. . . . . . . . . . . . . . .    $182.3  $184.1

During the 1992 first quarter, the Company purchased approximately $600.0 of U.S. Government securities and deposited them into an irrevocable trust to complete an in-substance defeasance of the Company's zero-coupon notes. The funds in the trust will be used solely to satisfy the $828.6 maturity value of the zero-coupon notes due December 2, 1996. Accordingly, the government securities and the zero-coupon notes have been excluded from the 1992 and 1993 balance sheets. The debt extinguishment resulted in an extraordinary loss of $26.7 (net of income taxes of $15.0), or $.13 per share.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200.0 of debt securities. These securities may be offered from time to time on terms to be determined at the time of sale. As of December 31, 1993, no debt securities have been issued pursuant to this registration.

Interest Income and Interest Expense


Interest income for 1993, 1992 and 1991 was $23.9, $38.5 and $72.2, respectively.

Interest expense, net of amounts capitalized as part of the construction cost of property, plant and equipment for 1993, 1992 and 1991 was $48.2, $55.4 and $65.3, respectively. Interest costs of $12.7, $15.8, and $11.8 in 1993, 1992, and 1991, respectively, have been capitalized and included in the cost of property, plant and equipment. Total cash payments for interest, net of amounts capitalized, were $49.4, $54.8 and $62.2 in 1993, 1992 and 1991, respectively.

Interest income and interest expense are included in other expense, net.

Stock Incentive Plans

Under the terms of the Company's 1992 Stock Incentive Plan, 9 million shares of the Company's common stock may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 1997. Options are granted at prices not less than the market value of the common stock at grant dates, become exercisable not earlier than six months and one day from the date of the grant, and expire not later than 10 years after the date of the grant. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in up to five equal annual installments commencing not earlier than six months and one day from the date of the award.

The table below summarizes stock option activity over the past two years under current and prior plans:

                                         Number    Option price
                                         of shares (range per share)
Outstanding at January 1, 1992  . . . .  4,555,668   $ 7.41-$56.50
    Granted . . . . . . . . . . . . . .    624,275   $55.38-$58.88
    Exercised . . . . . . . . . . . . .   (575,141)  $ 7.41-$48.75
    Canceled or expired . . . . . . . .    (33,576)

Outstanding at December 31, 1992. . . .  4,571,226   $ 8.81-$58.88
    Granted . . . . . . . . . . . . . .    608,195   $53.00-$66.38
    Exercised . . . . . . . . . . . . .   (772,910)  $ 8.81-$58.88
    Canceled or expired . . . . . . . .    (26,105)
Outstanding at December 31,1993 . . . .  4,380,406   $ 8.81-$66.38

Exercisable at December 31, 1993. . . .  2,623,516

There were 315,770 deferred stock units awarded in 1993 and 306,846 in 1992. As of December 31, 1993 and 1992, there were 942,300 and 897,842 deferred stock units outstanding, respectively, under current and prior plans. At December 31, 1993, there were 8,023,790 shares available for future options or awards.

Inventories

Year-end inventories consisted of the following:
                                                 1993           1992
Finished products . . . . . . . . . . . . . .   $168.3        $155.6
Goods in process. . . . . . . . . . . . . . .     95.5         112.3
Raw materials and supplies. . . . . . . . . .    140.8         125.5
Total inventories . . . . . . . . . . . . . .    404.6        $393.4

Inventories valued on a last-in, first-out basis comprised approximately 42 percent and 47 percent of total inventories at December 31, 1993 and 1992, respectively. The estimated replacement cost of total inventories at December 31, 1993 and 1992 was $458.7 and $443.5, respectively.

Retirement Plans

The Company and certain of its subsidiaries have defined benefit pension plans covering eligible employees in the United States and certain foreign countries. Benefits under these plans are generally based upon the participants' average final earnings and years of credited service, and take into account governmental retirement benefits. The Company's funding policy is to contribute actuarially determined amounts, after taking into consideration the funded status of each plan and regulatory limitations.
The components of the net pension expense (income) for all Company-sponsored plans were as follows:

                                            1993     1992     1991
Service cost - benefits earned during
  the year. . . . . . . . . . . . . . .   $ 26.6   $ 24.0   $ 24.0
Interest cost on projected benefit
  obligations . . . . . . . . . . . . .     40.5     37.5     35.4
Actual return on plan assets  . . . . .   (101.5)   (46.3)  (109.0)
Net amortization and deferral . . . . .     36.8    (15.3)    50.6
Net pension (income) expense. . . . . .   $  2.4   $  (.1)  $  1.0

The year-to-year changes in the net amortization and deferral component of pension cost are principally attributable to differences between actual and expected returns on plan assets.

The actuarial present value of benefit obligations and funded status of the plans at December 31 were as follows:
                                             1993       1992
Projected benefit obligations:

  Accumulated benefit obligations,
   including vested benefits of
   $466.8 in 1993 and $389.4 in 1992. . .  $504.1     $400.1

  Effect of future salary increases . . .   101.8       93.3

Total projected benefit obligations . . .   605.9      493.4
Plan assets at fair value,
  primarily stocks and bonds. . . . . . .   711.2      622.9

Excess of plan assets over projected
  benefit obligations . . . . . . . . . .   105.3      129.5

Unrecognized net transition asset . . . .   (87.9)     (96.1)
Unrecognized prior service cost . . . . .    11.0        7.6
Unrecognized net loss (gain) to date. . .    20.0       (2.3)

Prepaid pension cost  . . . . . . . . . .  $ 48.4     $ 38.7

The discount rate used in determining the projected benefit obli-gation for the Company's U.S. plans was 7.0 percent at December 31, 1993 and 8.5 percent at December 31, 1992. The weighted-average discount rate for the Company's non-U.S. plans was 7.3 percent at December 31, 1993, and 7.9 percent at December 31, 1992. The weighted-average rate of increase in future compensation levels for all plans was 4.2 percent and 5.5 percent at December 31, 1993 and 1992, respectively. The weighted-average expected long-term rate of return on plan assets was approximately 10.0 percent for both years. The assumption changes increased the projected benefit obligation by approximately 14 percent.

The Company has a defined contribution profit-sharing plan covering substantially all of its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $58.2, $53.7 and $47.1 in 1993, 1992 and 1991, respectively.

Other Post-retirement Benefits

The Company provides post-retirement health care and other benefits to its eligible United States retirees and their dependents.
Eligibility for benefits depends upon age and years of service.
Retirees share in the cost of the health care benefits.

Health care benefits for retirees in most countries other than the United States are provided through local government-sponsored plans. The direct cost of Company sponsored, non-U.S. plans is not significant. Accordingly, these plans are excluded from the following disclosures.

Effective January 1, 1993, the Company adopted Statement of
Financial Accounting Standards (SFAS) No. 106, "Employers'
Accounting for Postretirement Benefits Other Than Pensions." The statement requires the accrual of post-retirement benefits during the years an employee provides service to the Company. Previously, these costs were expensed on a pay-as-you-go basis.

As of January 1, 1993, the cumulative accrual of such benefits totaled $147.0, $94.2 after-tax, or $.48 per share. The Company elected to recognize this entire amount effective with the adoption of the statement.

The components of 1993 net post-retirement benefit cost were as follows:
Service cost - benefits earned during the year. . . .        $  5.3
Interest cost on accumulated post-retirement
 benefit obligation . . . . . . . . . . . . . . . . .          12.1
Actual return on plan assets. . . . . . . . . . . . .         (15.9)
Deferral. . . . . . . . . . . . . . . . . . . . . . .           4.2
Post-retirement benefit cost . . . . . . . . . . . . .        $  5.7

The pay-as-you-go cost was $6.1 and $5.6 in 1992 and 1991, respectively.

The accumulated post-retirement benefit obligation and funded status at December 31, 1993, were as follows:
Accumulated post-retirement benefit
  obligation attributable to:
    Retirees. . . . . . . . . . . . . . . . . . . . .        $ 69.6
    Fully eligible active plan participants . . . . .          24.2
    Other active plan participants. . . . . . . . . .          56.2
Accumulated post-retirement benefit obligation . . . .        150.0
Plan assets at fair value,
  primarily stocks & bonds. . . . . . . . . . . . . .         157.6
Plan assets in excess of accumulated post-retirement
  benefit obligation    . . . . . . . . . . . . . . .           7.6
Unrecognized gain . . . . . . . . . . . . . . . . . .         (12.3)
Accrued post-retirement benefit liability  . . . . . .       $ (4.7)
/TABLE

In January 1993, the Company fully funded its initial accumulated benefit obligation. Future funding is at the discretion of the Company.

The assumed health care cost trend rates used for measurement purposes were 13 percent for 1994, trending down to 5 percent by 2003. The weighted-average discount rate used was 7 percent. The weighted-average expected long-term rate of return on plan assets was 9 percent. Earnings on plan assets that have been segregated for tax purposes and funded through a Voluntary Employee Benefit Association (VEBA trust) are subject to a tax rate of 39.6 percent.

A 1 percent increase in the assumed health care cost trend rate would increase the combined service and interest cost by approximately 8 percent, and the accumulated post-retirement benefit obligation by approximately 13 percent.

Shareholders' Equity

The Preferred Share Purchase Rights (the "Rights") outstanding are attached to, and presently only trade with, the Company's common shares and are not exercisable. The Rights will begin to trade separately from the common shares and become exercisable upon the earlier of (i) 10 days following a public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the Company's outstanding common shares, or (ii) 10 business days following a person or group's commencement of, or announcement of, an intention to make a tender or exchange offer, the consummation of which would result in beneficial ownership of 20 percent or more of the Company's common shares.

Upon becoming exercisable, each Right will entitle the holder to purchase one one-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company at an exercise price of $250. In the event that the Company is acquired pursuant to a merger, or 50 percent or more of its consolidated assets or earning power are sold, each Right will entitle its holder to purchase shares of the acquiring company having a market value of twice the exercise price of the Right. In the event that any person or group becomes the beneficial owner of 20 percent or more of the common shares, each Right will entitle its holder to purchase common shares of the Company having a market value of twice the exercise price of the Right. The Company may redeem the Rights at $.01 per Right at any time prior to the acquisition, by a person or group, of 20 percent or more of the Company's outstanding common shares. The Rights will expire on August 9, 1999, unless earlier redeemed.

A summary of activity in common shares, paid-in capital and treasury shares follows (number of shares in thousands):

                                 Common  Paid-in   Treasury Shares
                                 Shares  Capital    Number  Amount
Balance at January 1, 1991. . .  $261.5  $ 17.3   39,457     $945.0

 Shares issued under stock
  incentive plans . . . . . . .       -    22.1     (802)      (5.0)

 Common shares retired. . . . .   (10.0)  (29.0)       -          -

 Issuance of warrants . . . . .       -    10.4        -          -

 Purchase of treasury shares. .       -       -   11,039      547.4
___________________________________________________________________

Balance at December 31, 1991. .   251.5    20.8   49,694    1,487.4

 Shares issued under stock
  incentive plans . . . . . . .       -    26.7     (791)      (2.8)

 Purchase of treasury shares. .       -       -    3,062      171.0
 __________________________________________________________________

Balance at December 31, 1992. .   251.5    47.5   51,965    1,655.6

 Shares issued under stock
  incentive plans . . . . . . .       -    41.8     (990)      (4.0)

Warrant transactions  . . . . .       -    (8.4)       -          -

Purchase of treasury shares . .       -       -    6,953      418.3
____________________________________________________________________

Balance at December 31, 1993. .  $251.5  $ 80.9   57,928  $ 2,069.9

During 1991, the Company received and retired 10 million shares of common stock in exchange for zero-coupon notes and warrants. The warrants, exercisable during a 90-day period ending on November 22, 1996, entitle their holders to purchase up to 8.5 million shares of common stock at an exercise price of $97.33 per share. In February 1993, the Company entered into a transaction that effectively eliminated, for financial reporting purposes, its obligation for warrants covering 3.4 million common shares. The net cost of this transaction was $8.4. In December 1993, pursuant to certain rights provided by the agreement, warrants covering 2.6 million shares were surrendered in exchange for $7.0. Also, during 1993, the Company entered into an option-type contract that reduces its exposure under warrants that remain outstanding at December 31, 1993, covering 2.5 million shares.

Income Taxes

Effective January 1, 1992, the Company adopted Statement of
Financial Accounting Standards (SFAS) No. 109, "Accounting for
Income Taxes", under which deferred taxes are based on the asset and liability method. Prior to the adoption of SFAS No. 109, income taxes were accounted for under the deferral method.
The cumulative effect of implementing SFAS No. 109 was a one-time gain of $27.1, or $.13 per share. As permitted by SFAS No. 109, the Company has not restated prior year financial statements.

U.S. and foreign operations contributed to income before income taxes as follows:
                                           1993      1992     1991
United States. . . . . . . . . . . .   $  588.7    $561.7   $569.0
Foreign. . . . . . . . . . . . . . . .    489.7     392.2    291.8
Total income before income taxes . . . $1,078.4    $953.9   $860.8

The components of income tax expense before the extraordinary item and cumulative effect of accounting changes were as follows:
                                           1993       1992    1991
Current:
  Federal. . . . . . . . . . . . . . . $  110.9     $131.5  $134.3
  Foreign. . . . . . . . . . . . . . .    121.7      111.5    65.0
  State. . . . . . . . . . . . . . . .      6.9       24.3    11.2
  Total current. . . . . . . . . . . .    239.5      267.3   210.5
Deferred:
  Federal and state. . . . . . . . . .     10.4        6.1     4.1
  Foreign. . . . . . . . . . . . . . .      3.5      (39.5)     .6
  Total deferred . . . . . . . . . . .     13.9      (33.4)    4.7
Total income tax expense . . . . . . . $  253.4     $233.9  $215.2

Deferred taxes include provisions (credits) for the following:

                                           1993       1992    1991
Non-recurring items . . . . . . . . . . $   5.7     $ 13.5  $ 19.8
Excess of tax depreciation over
 financial statement depreciation . . .    17.2         .8     9.3
Intercompany inventory transfers  . . .     2.6      (17.4)   (5.8)
Operating costs not currently
   deductible for tax purposes* . . . .   (11.1)     (15.3)  (15.7)

* Principally consisting of accruals for employee benefits and other operating costs and allowances for accounts receivable and inventory.

The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:

                                           1993       1992    1991
U.S. statutory tax rate. . . . . . . . .   35.0%      34.0%   34.0%
Increase (decrease) in taxes resulting
 from:
  Tax exemptions on Puerto Rico
    operations . . . . . . . . . . . . .   (6.1)      (6.8)   (7.5)
  Difference in effective tax rate on
    foreign source income. . . . . . . .   (5.6)      (5.7)   (3.1)
  Research tax credit. . . . . . . . . .    (.6)       (.3)    (.7)
  All other, net . . . . . . . . . . . .     .8        3.3     2.3
Effective tax rate . . . . . . . . . . .  23.5%       24.5%   25.0%

As of December 31, 1993 and 1992, the Company had total deferred tax assets of $325.9 and $251.0, respectively, and deferred tax liabilities of $301.4 and $267.6, respectively. Valuation allowances are not significant. Significant deferred tax liabilities and assets at December 31, 1993 and 1992 were for depreciation differences, $163.5 and $146.2, respectively, and operating costs not currently deductible for tax purposes, $230.6 and $166.7, respectively. Current assets at December 31, 1993 and 1992 include net deferred tax assets of $187.6 and $179.7, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 1993 approximated $1,068.3. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The Company has facilities in Puerto Rico that manufacture products for both domestic and foreign markets. These facilities operate under tax relief and other incentives that expire at various dates through 2018.

As of December 31, 1993, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1986 and there are no unresolved issues outstanding for those years.

Total income tax payments during 1993, 1992 and 1991 were $183.1, $210.3 and $117.8, respectively.

At December 31, 1993, the Company had capital losses for tax purposes of $73.2 available to be carried forward to future periods expiring in 1995.

Commitments

Total rent expense amounted to $27.0 in 1993, $25.6 in 1992 and $23.8 in 1991. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1993, range from $16.8 in 1994 to $6.1 in 1998, with aggregate minimum lease obligations of $24.0 due thereafter.

The Company has commitments related to future capital expenditures totaling $117.8 as of December 31, 1993.

Legal and Environmental Matters

The Company has responsibilities for environmental safety and clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability
Act, commonly known as Superfund.

The Company is named as a potentially responsible party (PRP) at several Superfund sites. The Company estimates its obligations for clean-up costs for Superfund sites based on information obtained from the Environmental Protection Agency, studies prepared by independent engineers, and probable costs to be paid by other PRPs. Costs are accrued when the Company becomes aware of its site clean-up responsibility.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can reasonably be estimated.

The recorded liabilities for these matters at December 31, 1993 and 1992, and the related expenses incurred during the three years ended December 31, 1993, were not material. Expected insurance recoveries have not been considered in determining the costs related to recorded liabilities. Management believes that it is remote that costs materially in excess of the amounts accrued for the above matters will be incurred.

Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events.

Business Segment Data

Schering-Plough is a research-based company engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide. Pharmaceutical products include prescription drugs, vision care and animal health products. Health care products include over-the-counter, foot care and sun care products sold primarily in the United States.

Sales and Operating Profit by Industry Segment
                                             Sales                        Profit
                                    1993      1992      1991       1993     1992  1991
Pharmaceutical products. . .    $3,640.7  $3,359.5  $2,895.1   $1,055.9  $ 934.6  $785.2
Health care products . . . .       700.6     696.2     720.5      135.8    149.8   155.6
Total sales and operating
 profit. . . . . . . . . . .     4,341.3   4,055.7   3,615.6    1,191.7  1,084.4   940.8
General corporate
 revenue and expense . . . .                                      (65.1)   (75.1)  (14.7)
Interest expense . . . . . .                                      (48.2)   (55.4)  (65.3)
Consolidated sales
 and pre-tax profit. . . . .     4,341.3  $4,055.7  $3,615.6   $1,078.4   $953.9  $860.8

Identifiable Assets, Capital Expenditures, Depreciation and Amortization by Industry
Segment


                                                                                Capital                   Depreciation and
                                               Assets                         Expenditures                  Amortization
                                    1993        1992        1991      1993        1992      1991      1993      1992      1991
Pharmaceutical products.        $3,276.1    $3,036.8    $2,428.4  $  339.4      $383.9    $312.9    $119.5    $113.0    $107.7
Health care products . .           408.7       382.7       418.1      24.2        18.4      22.6      17.8      16.9      16.3

Industry segment totals.         3,684.8     3,419.5     2,846.5     363.6       402.3     335.5     137.3     129.9     124.0
Corporate. . . . . . . .           632.1       737.1     1,166.7       1.6          .9       3.9       5.1       5.1       5.0
Consolidated assets,
 capital expenditures,
 depreciation and
 amortization. . . . . .        $4,316.9    $4,156.6    $4,013.2  $  365.2      $403.2    $339.4    $142.4    $135.0    $129.0

Sales, Operating Profit and Identifiable Assets by Geographic Area

                                               Sales                            Profit                        Assets
                                    1993        1992        1991      1993        1992      1991      1993      1992      1991
United States. . .              $2,285.1    $2,163.9    $2,117.5  $  685.2      $664.2    $658.5  $2,263.0  $2,135.3  $1,755.0
Europe, Middle
 East and Africa .                 955.5     1,018.9       875.8     219.8       214.5     159.7     689.2     567.6     588.6
Latin America. . .                 333.1       274.7       232.6      79.4        64.6      48.2     233.9     192.0     201.0
Canada, Pacific
 Area and Asia . .                 767.6       598.2       389.7     207.3       141.1      74.4     498.7     524.6     301.9

Total sales,
  operating profit
  and identifiable
  assets . . . . .              $4,341.3    $4,055.7    $3,615.6  $1,191.7    $1,084.4    $940.8  $3,684.8  $3,419.5  $2,846.5

Sales, operating profit and identifiable assets as presented are associated with each geographic area, based on the location of the ultimate customers. The Company maintains manufacturing facilities in Ireland and Puerto Rico for the production of several significant finished and semi-finished products for distribution to domestic and foreign subsidiaries. The sales, operating profit and identifiable assets of these facilities have been included in the geographic area in which the ultimate customers are located.

Net assets of foreign subsidiaries totaled $1,571.5, $1,322.4 and $870.1 at December 31, 1993, 1992 and 1991, respectively.

Corporate assets are principally cash and cash equivalents, investments, property and deferred taxes.










Report by Management

The management of Schering-Plough is responsible for the preparation and the integrity of all information and representations contained in the financial statements and related data included in this Annual Report. This information was prepared in accordance with generally accepted accounting principles and is believed by management to present fairly the Company's results of operations, financial position and cash flows. It is important to recognize that the preparation of financial statements requires the use of estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses.

Schering-Plough maintains, and management relies on, a system of internal accounting controls that provides reasonable assurance of the integrity and reliability of the financial statements. The system provides, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with management's authoriza-tion, and fraudulent financial reporting practices are prevented or detected. In establishing and maintaining this system, judgments are required to assess and balance the relative cost versus the expected benefit of a given control.

The Company's internal accounting control system is clearly documented, provides for careful selection and training of supervisory and management personnel, and also requires appropriate segregation of responsibilities and delegation of authority. Formal policies and procedures are maintained and systematically disseminated throughout the Company. In addition, the Company maintains a corporate code of conduct for purposes of determining possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

The Company's independent auditors, Deloitte & Touche, audit Schering-Plough's financial statements. They evaluate the Company's internal accounting controls and perform tests of procedures and accounting records to enable them to render their report. In addition, Schering-Plough has an internal audit function that assists management in discharging its responsibilities. The internal audit staff, under the direction of the vice president - corporate audits, regularly performs audits using programs designed to test compliance with Company policies and procedures, and to verify the adequacy of internal accounting controls and other financial policies. The internal auditors also continually evaluate the effectiveness and accuracy of financial reporting by the Company's various operations.

Management has considered the internal auditors' and independent auditors' recommendations concerning the Company's system of internal accounting controls and has taken appropriate action. Such recommendations are communicated in accordance with Company policy to the individuals responsible for implementation.

The Finance and Audit Committee of the Board of Directors consists solely of non-employee directors. The Committee meets periodically with management, the internal auditors and the independent auditors to review auditing, financial reporting, internal accounting controls and other financial matters. Both the independent auditors and internal auditors have free access to the Committee, with and without the presence of management, to discuss the adequacy of Schering-Plough's internal accounting controls, the quality of financial reporting and other matters relating to their audits.

It is our opinion that the Company's system of internal accounting controls in effect as of December 31, 1993, provides reasonable assurance that the financial statements and related data in this Annual Report are fairly presented in accordance with generally accepted accounting principles.





/s/Robert P. Luciano      /s/Harold R. Hiser, Jr.     /s/Thomas H. Kelly
   Chairman  and             Executive Vice President    Vice President
   Chief Executive Officer   Finance                     and Controller
































INDEPENDENT AUDITORS' REPORT

DELOITTE & TOUCHE



Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1993 and 1992 and the related statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1993 and 1992 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1993, in conformity with generally accepted accounting principles.

As discussed in Notes to Consolidated Financial Statements, the Company changed, in 1992, its method of accounting for income taxes to conform with Statement of Financial Accounting Standards ("SFAS") No. 109, and, in 1993, its method of accounting for postretirement benefits other than pensions to conform with SFAS No. 106.




/s/Deloitte & Touche
   Parsippany, New Jersey
   February 15, 1994













COMMON SHARE DIVIDENDS AND MARKET DATA

During 1993, the Board of Directors increased the quarterly dividend rate from $.39 per share to $.45 per share. Dividends paid on common shares in 1993 totaled $339.6 million, representing a 13 percent increase over the $300.2 million paid in 1992. The quarterly dividends per share paid over the last two years were as follows:

                     Quarter    1993        1992
                     1st       $ .39      $  .33
                     2nd         .45         .39
                     3rd         .45         .39
                     4th         .45         .39
                               $1.74       $1.50


The approximate number of holders of record of common shares as of December 31, 1993, was 34,900.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The following table shows the reported high and low sale prices for the common shares in each of the calendar quarters during the past two years:

                    1993                       1992
Quarter       High        Low            High        Low

1st          63 7/8      51 3/4         $68        $54 7/8
2nd          70 7/8      55 1/2          58 1/2     49 7/8
3rd          69 1/4      58              62 7/8     53 3/4
4th          71          63 1/8          70 1/8     55 1/4
__________________________________________________________

Schering-Plough Corporation and Subsidiaries
Six-Year Selected Financial and Statistical Data
(Dollars in millions, except per share figures)
                                  1993      1992       1991      1990       1989       1988
Operating Results
Sales . . . . . . . . . . . . . $4,341.3  $4,055.7   $3,615.6  $3,322.9   $3,157.9   $2,969.4
Income before income taxes. . .  1,078.4     953.9      860.8     768.9      645.6      533.9
Income before extraordinary item
 and cumulative effect of
 accounting changes . . . . . .    825.0     720.0     645.6      565.1      471.3      389.8
Extraordinary item. . . . . . .        -     (26.7)        -          -          -          -
Cumulative effect of accounting
 changes. . . . . . . . . . . .    (94.2)     27.1         -          -          -          -
Net income. . . . . . . . . . .    730.8     720.4     645.6      565.1      471.3      389.8
Earnings per common share before
 extraordinary item and cumulative
 effect of accounting changes .     4.23      3.60      3.01       2.50       2.09       1.74
Extraordinary item. . . . . . .        -      (.13)        -          -          -          -
Cumulative effect of accounting
 changes. . . . . . . . . . . .     (.48)      .13         -          -          -          -

Earnings per common share . . .     3.75      3.60      3.01       2.50       2.09       1.74
______________________________________________________________________________________________
Investments

Research and development. . . . $  577.6  $  521.5  $  425.9   $  379.6   $  326.5   $  297.9
Capital expenditures. . . . . .    365.2     403.2     339.4      242.9      186.1      156.1

Financial Condition

Property, net . . . . . . . . . $1,967.7  $1,748.5  $1,490.4   $1,284.4   $1,210.7   $1,181.0
Total assets. . . . . . . . . .  4,316.9   4,156.6   4,013.2    4,103.1    3,613.5    3,425.6
Long-term debt. . . . . . . . .    182.3     184.1     753.6      182.9      185.5      189.8
Shareholders' equity. . . . . .  1,581.9   1,596.9   1,346.1    2,080.8    1,955.4    1,677.0
Net book value per common share     8.17      8.00      6.67       9.37       8.64       7.46

Financial Statistics
Income before extraordinary item
 and cumulative effect of accounting
 changes as a percent of sales.     19.0%     17.8%     17.9%      17.0%      14.9%      13.1%
Net income as a percent of sales    16.8%     17.8%     17.9%      17.0%      14.9%      13.1%
Return on average shareholders'
 equity . . . . . . . . . . . .     46.0%     49.0%     37.7%      28.0%      25.9%      25.0%
Effective tax rate. . . . . . .     23.5%     24.5%     25.0%      26.5%      27.0%      27.0%

Other Data

Dividends per common share. . . $   1.74  $   1.50  $   1.27     $1.065   $   .875    $   .70
Dividends on common shares. . .    339.6     300.2     273.6      241.2      197.3      157.0
Depreciation and amortization .    142.4     135.0     129.0      121.9      111.9      101.7
Number of employees . . . . . .   21,600    21,100    20,200     19,700     21,300     22,400
Average common shares outstanding
(in millions) . . . . . . . . .    195.1     200.2     214.5      225.9      225.5      224.2
Actual common shares outstanding
at year end (in millions) . . .    193.6     199.5     201.8      222.0      226.3      224.9



Quarterly Results of Operations
(Dollars in millions, except per share figures)

   Three Months Ended         March 31,        June 30,        September 30,      December 31,

                           1993     1992     1993    1992     1993      1992      1993    1992
Sales. . . . . . . . .  $1,089.6 $1,021.9 $1,123.4 $1,019.6 $1,061.9 $1,019.8 $1,066.4  $994.4
Gross profit . . . . .     855.4    796.5    886.7    791.6    850.1    789.1    840.3   777.9
Income before income
 taxes . . . . . . . .     292.1    257.2    278.8    246.6    260.6    229.5    246.9   220.6
Income before extra-
 ordinary item and
 cumulative effect of
 accounting changes. .     223.5    192.9    213.2    184.9    199.4    174.5    188.9   167.7
Extraordinary item . .         -    (26.7)       -        -        -        -        -       -
Cumulative effect of
 accounting changes. .     (94.2)    27.1        -        -        -        -        -       -

Net income . . . . . .     129.3    193.3    213.2    184.9    199.4    174.5    188.9   167.7
Earnings per common
 share before extra-
 ordinary item and
 cumulative effect of
 accounting changes. .      1.13      .96     1.09      .92     1.03      .88      .98     .84
Extraordinary item . .         -     (.13)       -        -        -        -        -       -
Cumulative effect of
 accounting changes. .      (.48)     .13        -        -        -        -        -       -
Earnings per common
 share . . . . . . . .       .65      .96     1.09      .92     1.03      .88      .98     .84

______________________________________________________________________________________________

                             APPENDIX TO EXHIBIT #13



The first page of the financial section of the 1993 annual report to shareholders presents six bar charts. The following tables provide the information portrayed in the charts:

Chart 1

Title: Earnings per Common Share*


* Before extraordinary item and accounting changes.

The vertical axis is in dollars starting at $0.00, increasing in increments of $1.00, ending at $5.00.
The horizontal axis is in years starting with 1989, ending with 1993.

The data points are:

1989           $2.09
1990           $2.50
1991           $3.01
1992           $3.60
1993           $4.23

Chart 2

Title:  Income*

* Before extraordinary item and accounting changes.

The vertical axis is in millions of dollars starting at zero, increasing in $200 million increments, ending at $1,000 million.
The horizontal axis is in years starting with 1989, ending with 1993.

The data points are:

1989           $471.3
1990           $565.1
1991           $645.6
1992           $720.0
1993           $825.0

                          APPENDIX TO EXHIBITS #13



Chart 3

Title: Sales

The vertical axis is in millions of dollars starting at zero, increasing in $1,000 million increments, ending at $5,000 million.
The horizontal axis is in years starting with 1989, ending with 1993.

The data points are:

1989           $3,157.9
1990           $3,322.9
1991           $3,615.6
1992           $4,055.7
1993           $4,341.3


Chart 4

Title: Research and Development

The vertical axis is in millions of dollars starting at zero, increasing in $100 million increments, ending at $600 million.
The horizontal axis is in years starting with 1989, ending with 1993.

The data points are:

1989           $326.5
1990           $379.6
1991           $425.9
1992           $521.5
1993           $577.6

                          APPENDIX TO EXHIBIT #13



Chart 5

Title: Capital Expenditures

The vertical axis is in millions of dollars starting at zero, increasing in $100 million increments, ending at $500 million.
The horizontal axis is in years starting with 1989, ending with 1993.

The data points are:

1989           $186.1
1990           $242.9
1991           $339.4
1992           $403.2
1993           $365.2


Chart 6

Title: Dividends Per Common share

The vertical axis is in dollars starting at $0.00, increasing in $.50 increments, ending at $2.00.
The horizontal axis is in years starting with 1989, ending with 1993.

The data points are:

1989           $.875
1990           $1.065
1991           $1.27
1992           $1.50
1993           $1.74