Form 10-K, Exhibit 13
period 1994-12-31
SCHERING PLOUGH CORP
filed 1995-03-03
CIK 310158

Exhibit 13

Financial Section of the Company's 1994 Annual Report to Shareholders

Management's Discussion and Analysis of Operations and Financial
Condition
Sales
Consolidated sales in 1994 totaled $4.66 billion, an increase of $315.8 million, or 7 percent, over 1993, reflecting volume growth of 5 percent and price increases of 2 percent. This performance was primarily due to significant sales gains for the CLARITIN brand of nonsedating antihistamines. CLARITIN-D, a combination product with a decongestant, was launched domestically in November 1994. Worldwide CLARITIN brand sales totaled $505 million in 1994. Consolidated sales in 1994 were also affected by a sharp decline in sales of INTRON A, the Company's alpha interferon anticancer and antiviral agent, in Japan.

Consolidated 1993 sales of $4.34 billion advanced $285.6 million, or 7 percent, over 1992, as volume growth of 7 percent and price increases of 2 percent were tempered by unfavorable foreign exchange of 2 percent. This growth was primarily the result of gains for INTRON A and the domestic introduction of CLARITIN.

Worldwide 1994 pharmaceutical sales of $4.0 billion rose $360.0 million, or 10 percent, over 1993, reflecting volume growth of 7 percent, price increases of 2 percent and favorable foreign exchange rate fluctuations of 1 percent. Worldwide sales of pharmaceutical products in 1993 increased $281.2 million, or 8 percent, over 1992, as volume growth of 8 percent and price increases of 2 percent were moderated by unfavorable foreign exchange of 2 percent.

Domestic prescription pharmaceutical product sales grew $299.1 million, or 20 percent, in 1994. Sales of respiratory products increased 30 percent due to continued strong growth of the CLARITIN brand and advances for the VANCENASE line of allergy products and VANCERIL line of asthma products.

The respiratory sales gain also reflects higher sales of the PROVENTIL (albuterol) line of asthma products, resulting from prescription growth for the metered dose inhaler and higher branded and generic sales of the solution formulation. Sales of the PROVENTIL line totaled $396 million in 1994. The PROVENTIL formulations of solution, syrup and tablets are subject to generic competition. In January 1994, the Food and Drug Administration (FDA) issued bioequivalence standards for generic albuterol metered dose inhalers. Generic competitors are expected to enter the market in the future. The introduction of a generic inhaler will negatively affect sales and profitability of PROVENTIL. Respiratory growth was moderated by lower sales of THEO-DUR, a sustained-action theophylline, reflecting increased generic competition.

Domestic sales of anti-infective and anticancer products rose 8 percent compared with 1993, due to gains for INTRON A and EULEXIN, a therapy for advanced prostate cancer. Dermatological products grew 5 percent, as increased promotional activities aided sales of LOTRISONE, an antifungal/anti-inflammatory cream. Sales of cardiovascular products advanced 4 percent, reflecting increases for K-DUR potassium supplements and IMDUR, an oral nitrate for angina.

Domestic prescription pharmaceutical sales in 1993 advanced 10 percent over 1992, led by gains in respiratory products, reflecting the launch of CLARITIN. Sales of cardiovascular and anti-infective and anticancer products also grew.

In 1994, sales of international pharmaceutical products increased
$48.0 million, or 2 percent. Excluding the impact of foreign currency exchange rate fluctuations, sales would have risen approximately 1 percent. Sales in 1994 were significantly impacted by a sharp decline of INTRON A sales in Japan.

International sales of respiratory products advanced 10 percent over 1993, led by growth for CLARITIN. Dermatological products sales increased 15 percent, largely due to gains for topical steroids in Latin American and major European markets. Sales of cardiovascular products rose 19 percent, reflecting higher sales of NITRO-DUR transdermal nitroglycerin patches.

International sales of anti-infective and anticancer products declined 14 percent in 1994 due to lower sales of INTRON A in Japan, as various actions by the Japanese health authorities to control health care costs, including a mandated price reduction, resulted in a drastic decline in the interferon market. Sales of INTRON A in Japan decreased to $141 million in 1994 from $307 million in 1993. Sales of anti-infective and anticancer products were aided by growth of EULEXIN in major European markets and higher sales of CEDAX, a third-generation cephalosporin. Also contributing to the overall international sales growth were gains for LOSEC, an anti-ulcer treatment licensed from AB Astra.

In 1993, international pharmaceutical sales, excluding foreign exchange, increased 13 percent over 1992, reflecting significant
INTRON A sales growth in Japan, coupled with higher sales of respiratory and cardiovascular products.

Sales of health care products in 1994 decreased $44.2 million, or 6 percent, compared with 1993, as price increases of 3 percent were more than offset by volume declines of 9 percent. Over-the-counter product sales declined 15 percent, largely due to increasingly competitive markets for vaginal antifungal and allergy/cold products. Foot care sales rose 3 percent, reflecting sales of the upgraded and repackaged DR. SCHOLL'S corn/callus/bunion line, coupled with spray and powder line extensions for LOTRIMIN AF, an antifungal. Sun care sales declined slightly from 1993 levels.

In 1993, health care product sales increased $4.4 million, or 1 percent, over 1992, as price increases of 2 percent were partially offset by volume declines of 1 percent. The sales growth largely reflects higher sales of foot care and sun care products, moderated by lower sales of female health and allergy/cold products.

Income Before Income Taxes
Income before income taxes totaled $1,213.2 million in 1994, an increase of $134.8 million, or 13 percent, over 1993. In 1993, income before income taxes of $1,078.4 million grew $124.5 million, or 13 percent, over the $953.9 million in 1992.

Summary of Costs and Expenses:
 (Dollars in millions)
                                                                      % Increase/(Decrease)
                                    1994           1993         1992   1994/93    1993/92
 Cost of sales . . . . . .      $  958.6    $   908.8     $  900.6      5 %       1 %
  % of sales . . . . . . .          20.6 %       20.9 %       22.2 %

 Selling, general and
  administrative . . . . .      $1,828.9     $1,747.4     $1,629.8      5 %       7 %
  % of sales . . . . . . .          39.3 %       40.3 %       40.2 %

 Research and development.      $  620.0     $  577.6     $  521.5      7 %      11 %
  % of sales . . . . . . .          13.3 %       13.3 %       12.9 %

 Other expense, net             $   36.4     $   29.1     $   49.9     25 %     (42)%
  % of sales . . . . . . .            .8 %         .7 %        1.2 %
____________________________________________________________________________________________

Cost of sales as a percentage of sales declined to 20.6 percent in 1994 from 20.9 percent in 1993 and 22.2 percent in 1992. The improvements reflect the 1993 launch of CLARITIN in the United States, a change in sales mix to higher margin ethical pharmaceutical products in several international markets, and continuing cost containment efforts.

Selling, general and administrative expenses represented 39.3 percent of sales in 1994, 40.3 percent in 1993 and 40.2 percent in 1992. The decline as a percentage of sales in 1994 from 1993 reflects lower promotional spending for CLARITIN following the 1993 domestic launch, and reduced spending for female health care products. The increase as a percentage of sales between 1993 and 1992 was due to higher promotional and selling expenses to support the launch of CLARITIN in the United States.

Research and development expenses increased $42.4 million, or 7 percent, representing 13.3 percent of sales in 1994 and 1993 and
12.9 percent of sales in 1992. The higher spending reflects the Company's ongoing commitment to provide the resources necessary to develop a steady flow of innovative products and line extensions.

Other expense, net consists of interest income, interest expense, foreign exchange gains and losses, and non-recurring items. In 1994, the net expense increased $7.3 million, as higher interest expense and a decline in interest income were moderated by lower foreign exchange losses. The decrease in expense between 1993 and 1992 reflects favorable foreign exchange in Japan and Ireland, and reduced interest expense, tempered by lower interest income.

Income Taxes
The Company's effective tax rate was 24.0 percent in 1994, 23.5 percent in 1993 and 24.5 percent in 1992. The effective tax rate for each period was lower than the U.S. statutory income tax rate, primarily due to tax incentives in Puerto Rico and lower foreign tax rates.

The Omnibus Budget Reconciliation Act of 1993 (the "Act") increased the U.S. corporate tax rate from 34 percent in 1992 to 35 percent, restricted deductibility of certain operating expenses, reduced the tax benefit generated from operations in Puerto Rico and, in certain circumstances, taxed a portion of undistributed earnings of foreign subsidiaries. Management estimates that the primary impact on the Company is the reduction in the benefit arising from its operations in Puerto Rico. This reduction in benefit is to be phased in over a five-year period, which began in 1994. The impact of the Act on the 1994 effective tax rate was less than the Company had originally anticipated. However, management estimates the Act could increase the effective tax rate an additional 2.0 percentage points beginning in 1996.

For additional information, see "Income Taxes" in the Notes to Consolidated Financial Statements on page 30.

Accounting Changes And Extraordinary Item
During the first quarter of 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." The cumulative effect of adopting SFAS No. 106 was a one-time, after-tax charge of $94.2 million, or $.48 per common share. For additional information on this transaction, see "Other Post-retirement Benefits" in the Notes to Consolidated Financial Statements on page 29.

In 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes." The cumulative effect of implementing SFAS No. 109 was a one-time gain of $27.1 million, or $.13 per common share. Also in 1992, the Company effected an in-substance defeasance of its zero-coupon debt, which resulted in an extraordinary loss of $26.7 million, or $.13 per common share. For additional information on these transactions, see "Income Taxes" and "Borrowings" in the Notes to Consolidated Financial Statements on pages 30 and 26, respectively.

Net Income
Income in 1994, excluding the cumulative effect of an accounting change in 1993, increased $97.0 million, or 12 percent, to $922.0 million. Income in 1993 advanced $105.0 million, or 15 percent, over 1992 when excluding the extraordinary item and the cumulative effect of the accounting changes. Differences in year-to-year exchange rates reduced comparative income growth in 1994 and 1993. After eliminating these exchange differences, income would have risen approximately 13 percent in 1994 and 18 percent in 1993.

Earnings Per Common Share
Earnings per common share were as follows:

                                          1994     1993     1992
Earnings per common share before the
 extraordinary item and accounting
 changes                                $ 4.82   $ 4.23   $ 3.60

Extraordinary item                           -        -     (.13)

Accounting changes                           -     (.48)     .13

Earnings per common share               $ 4.82   $ 3.75   $ 3.60

Average shares outstanding
 (in millions)                           191.3    195.1    200.2


Earnings per common share rose 14 percent in 1994 and 18 percent in 1993, when excluding the extraordinary item and accounting changes. Earnings per common share increased at a faster rate than income, due to the Company's share repurchase programs. Fluctuations in year-to-year exchange rates have reduced comparative growth in earnings per common share. Excluding the impact of these exchange differences, earnings per common share before the extraordinary item and accounting changes would have increased approximately 15 percent in 1994 and 21 percent in 1993.

Over the past three years, the Board of Directors has authorized several share repurchase programs. Under these programs, approximately 8.6 million common shares were purchased in 1994,
7.0 million common shares in 1993 and 3.1 million common shares in 1992. At year-end 1994, the most recent $500 million program was 97 percent complete. This program was completed in February 1995.

Environmental Matters
The Company has obligations for environmental safety and clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Environmental expenditures have not had and, based on information currently available, are not anticipated to have a material impact on the Company's financial statements. For additional information, see "Legal and Environmental Matters" in the Notes to Consolidated Financial Statements on page 32.

Additional Factors Influencing Operations
Vision Care Business
With the 1994 launch of its disposable contact lenses, the Company's Wesley-Jessen subsidiary is now able to compete in the fastest-growing segment of the contact lens market. Prior to this time, Wesley-Jessen's business had been restricted to the conventional lens segment, which has been contracting for a number of years.

Wesley-Jessen's progression to becoming a full-fledged competitor in the contact lens business resulted from Company investments in research and capital in excess of $150 million. Having achieved this objective for the business, the Company is exploring a number of courses of action, including a strategic alliance, licensing, divestiture or the continuation of present operations. At this time, the outcome of this exploratory process is unknown. The Company hopes to conclude on a course of action in 1995.

Health Care Reform
In the United States, many of the Company's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions and governments seek price discounts. Future health care reform proposals also could have an impact on operations of the Company.

In most international markets, the Company operates in an environment of government-mandated cost containment programs. Sales in Japan declined significantly in 1994, due to the impact of various cost containment efforts by the Japanese health authorities on the overall interferon market. INTRON A sales decreased as a result of a mandated price cut and government-imposed restrictions. In addition, several other markets have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater generic usage and enacted across-the-board price cuts as further methods of cost control.

Since the Company is unable to predict the final form and timing of any domestic and international governmental health care reform proposals, their effect on future operations and cash flows cannot be reasonably estimated.

Foreign Exchange
Sales outside of the United States represented 45 percent of total sales in 1994 and 47 percent in 1993. Fluctuating foreign exchange rates have affected sales and earnings, as previously discussed. Sales and earnings growth in 1995 will be negatively affected if the U.S. dollar strengthens. The Company continues to implement selective hedging strategies to mitigate the possible adverse effects of 1995 exchange rate changes. For additional information on these strategies, see "Financial Instruments" in the Notes to Consolidated Financial Statements on page 24.

Inflation
Inflation has had only a minimal impact on operations in recent years.

Liquidity and Financial Resources
Cash generated from operations and selected borrowings continues to be the Company's major source of funds to finance working capital, additions to property and shareholder dividends.

Cash provided by operating activities totaled $1,282.5 million in 1994, $962.1 million in 1993 and $691.9 million in 1992. The
1993 amount was reduced by $147.0 million for the funding of the Company's initial accumulated post-retirement benefit obligation.

Capital expenditures amounted to $271.6 million in 1994, $365.2 million in 1993 and $403.2 million in 1992. It is anticipated that expenditures will approximate $350 million in 1995, mainly reflecting initial construction of a bulk chemical plant in Singapore and construction of a nonsterile facility in Mexico. Commitments for 1995 capital expenditures totaled $58.3 million at December 31, 1994.

Common shares repurchased in 1994 totaled 8.6 million shares at a cost of $599.4 million. In 1993, 7.0 million shares were repurchased for $418.3 million, and 3.1 million shares were repurchased in 1992 at a cost of $171.0 million.

Dividend payments of $379.4 million were made in 1994, compared with $339.6 million in 1993 and $300.2 million in 1992. These increases reflect dividends per common share paid to shareholders of $1.98 per share in 1994, up from $1.74 per share in 1993 and $1.50 in 1992.

Short-term borrowings totaled $782.3 million at year-end 1994, $1,076.0 million in 1993 and $946.0 million in 1992. The decline in 1994 primarily reflects cash generated from domestic operations and the sale of investments.

The Company's ratio of debt to total capital decreased to 38 percent in 1994 from 44 percent in 1993, as a result of the reduction in short-term debt. The Company's liquidity and financial resources continue to be sufficient to meet its operating needs. As of December 31, 1994, the Company had $866.6 million in unused lines of credit, of which $541.5 million was in support of commercial paper borrowings. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa3 general bond ratings from Standard and Poor's and Moody's, respectively, as of December 31, 1994.

Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Income
(Dollars in millions, except per share figures)
For The Years Ended December 31,                      1994         1993        1992
Sales . . . . . . . . . . . . . . . . . . . . .   $4,657.1     $4,341.3    $4,055.7
Costs and Expenses:

  Cost of sales . . . . . . . . . . . . . . . .      958.6        908.8       900.6

  Selling, general and administrative . . . . .    1,828.9      1,747.4     1,629.8

  Research and development. . . . . . . . . . .      620.0        577.6       521.5

  Other expense, net. . . . . . . . . . . . . .       36.4         29.1        49.9

  Total costs and expenses  . . . . . . . . . .    3,443.9      3,262.9     3,101.8

Income before Income Taxes. . . . . . . . . . .    1,213.2      1,078.4       953.9
  Income taxes. . . . . . . . . . . . . . . . .      291.2        253.4       233.9

Income before extraordinary item and
 cumulative effect of accounting changes. . . .      922.0        825.0       720.0

  Extraordinary Item. . . . . . . . . . . . . .          -            -       (26.7)

  Cumulative effect of accounting changes . . .          -        (94.2)       27.1
___________________________________________________________________________________

Net Income. . . . . . . . . . . . . . . . . . .   $  922.0     $  730.8    $  720.4

Earnings per common share before extraordinary
 item and cumulative effect of accounting changes $   4.82     $   4.23    $   3.60

  Extraordinary item. . . . . . . . . . . . . .          -            -        (.13)

  Cumulative effect of accounting changes . . .          -         (.48)        .13
___________________________________________________________________________________

Earnings Per Common Share . . . . . . . . . . .   $   4.82      $  3.75   $    3.60




Statements of Consolidated Retained Earnings
(Dollars in millions, except per share figures)


For The Years Ended December 31,                      1994         1993        1992

Retained Earnings, Beginning of Year. . . . . .   $3,435.6     $3,044.4    $2,624.2

Net income. . . . . . . . . . . . . . . . . . .      922.0        730.8       720.4

Cash dividends on common shares (per share:
 1994, $1.98; 1993, $1.74; and 1992, $1.50) . .     (379.4)      (339.6)     (300.2)
___________________________________________________________________________________

Retained Earnings, End of Year. . . . . . . . .   $3,978.2     $3,435.6    $3,044.4

See Notes to Consolidated Financial Statements.

Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Cash Flows
(Dollars in millions)
For The Years Ended December 31,                             1994       1993       1992
Operating Activities:

  Net income . . . . . . . . . . . . . . . . . . . . .    $  922.0   $ 730.8   $  720.4
  Depreciation and amortization. . . . . . . . . . . .       157.6     142.4      135.0
  Working capital changes - source (use):
     Accounts receivable . . . . . . . . . . . . . . .        73.0      48.4     (246.5)
     Inventories . . . . . . . . . . . . . . . . . . .       (41.5)    (11.4)     (28.8)
     Other current assets. . . . . . . . . . . . . . .      (107.6)    (41.2)     (78.1)
     Accounts payable, income taxes and accrued
      liabilities. . . . . . . . . . . . . . . . . . .       166.4     101.9      142.2
  Other, net . . . . . . . . . . . . . . . . . . . . .       112.6      (8.8)      47.7

  Net cash provided by operating activities. . . . . .     1,282.5     962.1      691.9

Investing Activities:

  Capital expenditures . . . . . . . . . . . . . . . .      (271.6)   (365.2)    (403.2)
  Reduction of investments . . . . . . . . . . . . . .       181.0     192.7      323.0
  Purchases of investments . . . . . . . . . . . . . .       (19.1)   (287.1)     (93.1)
  Other, net . . . . . . . . . . . . . . . . . . . . .       (41.1)    (18.1)      (2.5)

  Net cash used for investing activities                    (150.8)   (477.7)    (175.8)

Financing Activities:

  Common shares repurchased. . . . . . . . . . . . . .      (599.4)   (418.3)    (171.0)
  Cash dividends paid to common shareholders . . . . .      (379.4)   (339.6)    (300.2)
  Net change in short-term borrowings. . . . . . . . .      (292.1)    120.0      352.1
  Net change in long-term debt . . . . . . . . . . . .         3.7       (.6)    (580.3)
  Proceeds from other equity transactions. . . . . . .        33.1      33.7       18.7
  Other, net . . . . . . . . . . . . . . . . . . . . .           -     (62.3)      (9.7)


  Net cash used for financing activities . . . . . . .    (1,234.1)   (667.1)    (690.4)


Effect of Exchange Rates on Cash and Cash Equivalents.        (4.2)     (1.4)      (3.7)


Net Decrease in Cash and Cash Equivalents. . . . . . .      (106.6)   (184.1)    (178.0)
Cash and Cash Equivalents, Beginning of Year . . . . .       222.2     406.3      584.3

Cash and Cash Equivalents, End of Year . . . . . . . .    $  115.6  $  222.2   $  406.3
_______________________________________________________________________________________

See Notes to Consolidated Financial Statements.


Schering-Plough Corporation and Subsidiaries

Consolidated Balance Sheets
(Dollars in millions, except per share figures)

At December 31,                                           1994        1993
ASSETS
__________________________________________________________________________

Current Assets:

     Cash and cash equivalents. . . . . . . . . . .   $  115.6     $ 222.2

     Short-term investments . . . . . . . . . . . .       45.0       207.2

     Accounts receivable, less allowances:
       1994, $57.5; 1993, $44.9 . . . . . . . . . .      627.9       687.1

     Inventories. . . . . . . . . . . . . . . . . .      466.3       404.6

     Prepaid expenses, deferred income taxes
     and other current assets . . . . . . . . . . .      484.3       379.4

     Total current assets . . . . . . . . . . . . .    1,739.1     1,900.5

Property, at cost:

     Land . . . . . . . . . . . . . . . . . . . . .       46.1        47.1

     Buildings and improvements . . . . . . . . . .    1,450.4     1,319.8

     Equipment. . . . . . . . . . . . . . . . . . .    1,283.7     1,146.6

     Construction in progress . . . . . . . . . . .      269.5       325.4

     Total. . . . . . . . . . . . . . . . . . . . .    3,049.7     2,838.9

     Less accumulated depreciation. . . . . . . . .      967.4       871.2

     Property, net. . . . . . . . . . . . . . . . .    2,082.3     1,967.7

Intangible Assets, net. . . . . . . . . . . . . . .      168.3       182.5

Other Assets. . . . . . . . . . . . . . . . . . . .      336.0       266.2

                                                      $4,325.7    $4,316.9
/TABLE

                                                          1994         1993

LIABILITIES AND SHAREHOLDERS' EQUITY
___________________________________________________________________________
Current Liabilities:

    Accounts payable . . . . . . . . . . . . . . .    $  285.2     $  249.0

    Short-term borrowings and current portion of
      long-term debt . . . . . . . . . . . . . . .       782.3      1,076.0

    U.S., foreign and state income taxes . . . . .       397.7        341.8

    Accrued compensation . . . . . . . . . . . . .       170.5        157.4

    Other accrued liabilities. . . . . . . . . . .       393.1        308.2

    Total current liabilities. . . . . . . . . . .     2,028.8      2,132.4

Long-Term Liabilities:

    Long-term debt . . . . . . . . . . . . . . . .       185.8        182.3

    Deferred income taxes. . . . . . . . . . . . .       246.1        175.9

    Other long-term liabilities. . . . . . . . . .       290.6        244.4

    Total long-term liabilities. . . . . . . . . .       722.5        602.6

Shareholders' Equity:

    Preferred shares - authorized, 50,000,000
       shares of $1 par value each; issued - none .          -            -

    Common shares - authorized, 300,000,000 shares
       of $1 par value each; issued,
       251,482,691 shares . . . . . . . . . . . . .      251.5        251.5

    Paid-in capital . . . . . . . . . . . . . . . .      133.3         80.9

    Retained earnings . . . . . . . . . . . . . . .    3,978.2      3,435.6

    Foreign currency translation adjustment and other   (117.0)      (116.2)

    Total . . . . . . . . . . . . . . . . . . . . .    4,246.0      3,651.8

    Less treasury shares, at cost - 1994, 65,468,430
        shares; 1993, 57,927,994 shares . . . . . .    2,671.6      2,069.9

    Total shareholders' equity  . . . . . . . . . .    1,574.4      1,581.9

                                                      $4,325.7     $4,316.9

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

Investments

Effective January 1, 1994, the Company adopted Statement of Financial
Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in
Debt and Equity Securities." The Company's short-term investments consist of short-term certificates of deposit and municipal obligations, which are generally
held to maturity. The Company's other investments consist primarily of debt and equity securities held in non-qualified trusts for pension obligations.  These
trust funds are included in other non-current assets on the consolidated balance sheet. For purposes of SFAS No. 115, all of the Company's investment securities are classified as available for sale and, accordingly, are carried at fair
value. Unrealized gains and losses are included in shareholders' equity until realized. There was no effect on income as a result of adopting SFAS No. 115.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for substantially all domestic inventories.  The
cost of all other inventories is determined by the first-in, first-out method.

Depreciation

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment.

Intangible Assets

Intangible assets principally include goodwill, patents, licenses and trademarks.
Net goodwill of $69.3 and $70.7 at December 31, 1994 and 1993, respectively, represents the excess of cost over the fair value of net assets of companies purchased and is amortized on the straight-line method, generally over 40 years. Other intangible assets are recorded at cost and amortized over their expected useful lives on the straight-line method. Accumulated amortization of intangible assets was $101.4 and $86.5 at December 31, 1994 and 1993, respectively. Intangible assets are periodically reviewed to determine
recoverability by comparing their carrying values to expected future cash flows.

Foreign Currency Translation

The net assets of most of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment (FCTA) account in shareholders' equity. For the remaining foreign subsidiaries, principally those operating in highly inflationary economies, non-monetary assets are translated using historical rates, while monetary assets are translated at current rates, with
the U.S. dollar effects of rate changes included in income.

Exchange gains and losses arising from hedging foreign net investments and from translating intercompany balances of a long-term investment nature are recorded in the FCTA account. Other exchange gains and losses are included in income.

Net foreign exchange losses included in income were $5.8, $13.6 and $21.5 in 1994, 1993 and 1992, respectively.

Earnings Per Common Share

Earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding. Shares issuable through the exercise of stock options and warrants, and under deferred delivery agreements are not considered in the calculation, as they are either not dilutive
or do not have a material effect on the determination of earnings per common share.











Financial Instruments

The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.

                                 December 31, 1994    December 31, 1993
                               Carrying   Estimated   Carrying   Estimated
                                 Value   Fair Value     Value   Fair Value

Assets:
Cash and cash equivalents       $  116      $  116    $ 222      $  222
Short-term investments              45          45      207         207
Other investments                   83          83       87          90

Derivative Financial Instruments:
  Foreign currency put options       1           -        4           6
  Forward exchange contracts         2           2        -           -

Liabilities:
Short-term borrowings              782         782    1,076       1,076
Long-term debt                     186         189      182         194

Derivative Financial Instruments:
  Interest rate swap contracts      19          19        6           6
  Foreign currency swap
   contracts                        69         101       53          68

Credit and Market Risk

Most financial instruments expose the holder to credit risk for non-performance and to market risk for changes in interest and currency rates. The Company mitigates credit risk by dealing only with financially sound counterparties. Accordingly, the Company does not anticipate loss for non-performance. The Company manages market risk primarily by investing in short-term, highly liquid investments and, in the case of derivatives, by limiting the use of derivatives to
hedging activities or by limiting potential exposure to amounts that are not material to results of operations or cash flow. The Company does not enter into derivative instruments to generate trading profits.

Short-term and Other Investments

Short-term investments consist of certificates of deposit and municipal obligations, all of which mature within 12 months. Other investments primarily consist of debt and equity securities held in non-qualified trusts to fund pension
benefits. Other investments are recorded in other non-current assets. Gains and losses during 1994 and 1993, based on the specific identification method, were not material.


Derivatives

The Company has not used derivative financial instruments to manage overall interest rate risk or overall exchange rate risk. Further, the Company has not used derivative financial instruments to speculate. The use of derivative financial instruments has been limited to:

  o Hedging selective foreign exchange exposures that arise from international operations and

  o    International cash management.





Hedging Selective Foreign Exchange Exposures

The profitability of the Company's foreign operations, as measured in U.S. dollars, is subject to exchange rate risk. If the U.S. dollar weakens, the profitability of foreign operations benefits. However, if the U.S. dollar strengthens, the profitability of foreign operations can be adversely affected. Historically, the level of pre-tax operating profitability subject to this kind of
exchange risk has been as follows:

                                              1994     1993     1992
    Europe, Middle East and Africa            $232     $220     $215

    Latin America                              102       79       65

    Canada, Pacific Area and Asia              138      207      141

To date, management has not deemed it cost-effective to engage in a formula-based program of hedging the profitability of these operations using derivative financial instruments. Some of the reasons for this conclusion are:

  o The Company operates in a large number of foreign countries; the currencies of these countries generally do not move in the same direction
        at the same time.

  o Historically, the major groups of currencies in which the Company operates generally have not experienced dramatic changes on a year-to-year basis.

  o The Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars. Managing the level of inventory and
        related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates.




Anticipated Inventory Purchases

On a selective basis, derivative instruments have been used to hedge some of the anticipated inventory purchases of Company subsidiaries.

Put option contracts provide the right to sell a fixed amount of a specified currency at a fixed price during a specified period. Realized gains on these contracts are accounted for as a reduction in the cost of inventory. Unrealized gains are not recognized for financial statement purposes. Losses on foreign currency put options are limited to the premiums paid. Premiums paid are recorded in other current and non-current assets and amortized to other expense, net over the life of the contract. At December 31, 1994, yen option contracts were outstanding, which provide the Company with the right to deliver 6.2 billion yen in exchange for $60 in 1995. There were no unrealized gains at December 31, 1994.

At December 31, 1993, the Company held options to deliver 85 million Deutschemarks, 238 million French francs and 6.7 billion yen for $50, $40 and $60, respectively. All 1993 contracts matured in 1994. At December 31, 1993, unrealized gains were insignificant. Gains and costs in both 1994 and 1993 were not material.

Firm Commitments

On a selective basis, the Company will enter into forward exchange contracts to hedge near-term, firm commitments denominated in a foreign currency. At December 31, 1994, the Company's Mexican subsidiary held a forward contract with a notional principal of $7 and a maturity date of January 24, 1995. Under the contract, on January 24, the subsidiary received pesos equal to the difference between the spot rate and the contract rate of 3.28 times the notional principal. The market and net carrying value of this contract at December 31, 1994, was an asset of $2. Realized and unrealized gains and losses under this contract are recorded as foreign exchange gains and losses and offset the equivalent recorded loss or gain on the firm commitment.

At December 31, 1993, the Mexican subsidiary held a forward contract with a notional principal of $7 and a contract rate of 3.12. This contract matured in January 1994.

Net Investment in Foreign Subsidiaries

In the early 1980s, the Company significantly changed its operating structure in Japan. About the same time, the Company decided to partially hedge its net investment in Japan. At December 31, 1994, the net investment in the subsidiary was approximately 20 billion yen.
Long-term foreign currency interest rate swap contracts have been used to hedge this net investment. Under contracts outstanding at December 31, 1994 and 1993, the Company will deliver 14.9 billion yen in exchange for $80.3 on various dates through 2005. The net contract liability is in other long-term liabilities. There have been no purchases, sales or maturities of these foreign currency contracts during 1994. In accordance with SFAS No. 52, the foreign currency obligations under these contracts are recorded using foreign exchange spot rates in effect at year end. At December 31, 1994, the Company estimates that a 1 percent change in the yen to U.S. dollar exchange rate would affect the estimated fair value of these contracts by approximately $2.

The investment in the Japanese subsidiary is the only net investment that is hedged at year end using derivative financial instruments.

International Cash Management

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The Company employed the strategy in 1991 using an interest rate swap arrangement with a notional principal of $650 and in 1992 using an interest rate swap arrangement with a notional principal of $950.

The $650 arrangement initially provided for the payment and receipt of interest based on two floating rates (LIBOR and average federal funds rates), and the $950 arrangement initially provided for the payment of interest based upon a floating rate (LIBOR) and the receipt of interest based upon two-year U.S. treasury rates. Both arrangements have 20-year terms.

During 1994, the market risk of the $650 arrangement was significantly reduced by entering into offsetting contracts. The offsetting interest receipts and payments begin in 1997. As a result, the Company continues to be subject to market risk through 1996. At December 31, 1994 and 1993, the market value of this arrangement was a liability of $19 and $6, respectively.
 It is estimated
that a 50 basis point change in interest rate structure could change the market value of this arrangement by approximately $5.

During 1993, the market risk of the $950 arrangement was effectively nullified by entering into offsetting contracts. These offsetting contracts took effect immediately. The market value of this arrangement was a liability of less than $1 at December 31, 1994 and 1993.

The above interest rate swaps are accounted for on a mark-to-market basis, and annual net cash flows for payments and receipts under the contracts are not material.

Borrowings

Short-term borrowings consist of commercial paper issued in the United States, bank loans and notes payable. Commercial paper outstanding at December 31, 1994 and 1993 was $601.7 and $961.4, respectively. Bank loans and notes payable at December 31, 1994 and 1993 totaled $178.2 and $112.0, respectively. The weighted average interest rate for short-term borrowings at December 31, 1994 and 1993 was 6.4 percent and 3.6 percent, respectively.

At December 31, 1994, unused domestic bank lines of credit, which were considered as support for commercial paper borrowings, were $541.5. These lines of credit do not require compensating balances; however, a nominal commitment fee is paid for these lines.

The Company's foreign subsidiaries had available $325.1 in unused lines of credit from various financial institutions at December 31, 1994. Generally, these credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

Long-term debt, including current maturities, at December 31 consisted of the following:
                                                               1994      1993
Notes, 7.8%, due 1996 . . . . . . . . . . . . . .             $100.0   $100.0
Industrial revenue bonds, 4.35%-12.0%,
  due 2001-2013 . . . . . . . . . . . . . . . . .               80.0     80.0
Other . . . . . . . . . . . . . . . . . . . . . .                8.2      4.9
                                                               188.2    184.9
Current maturities. . . . . . . . . . . . . . . .               (2.4)    (2.6)
Total long-term debt. . . . . . . . . . . . . . .             $185.8   $182.3

During 1992, the Company purchased approximately $600.0 of U.S.
government securities and deposited them into an irrevocable trust to complete an in-substance defeasance of the Company's zero-coupon notes. The funds in the trust will be used solely to satisfy the $828.6 maturity value of the zero-coupon notes due December 2, 1996. Accordingly, the government securities and the zero-coupon notes have been excluded from the 1994 and 1993 balance sheets. The debt extinguishment resulted in an extraordinary loss in 1992 of $26.7 (net of income taxes of $15.0), or $.13 per share.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200.0 of debt securities. These securities may be offered from time to time on terms to be determined at the time of sale. As of December 31, 1994, no debt securities have been issued pursuant to this registration.

Interest Income and Interest Expense

Interest income for 1994, 1993 and 1992 was $17.2, $23.9 and $38.5, respectively.

Interest expense, net of amounts capitalized as part of the construction cost of property, plant and equipment, for 1994, 1993 and 1992 was $56.2, $48.2 and $55.4, respectively. Interest costs of $11.4, $12.7 and $15.8 in 1994, 1993 and 1992, respectively, have been capitalized and included in the cost of property, plant and equipment. Total cash payments for interest, net of amounts capitalized, were $43.8, $49.4 and $54.8 in 1994, 1993 and 1992, respectively.



Interest income and interest expense are included in other expense, net.

Inventories

Year-end inventories consisted of the following:

                                                   1994         1993
Finished products . . . . . . . . . . . . . .    $180.1       $168.3
Goods in process. . . . . . . . . . . . . . .     193.8        153.7
Raw materials and supplies. . . . . . . . . .      92.4         82.6
Total inventories . . . . . . . . . . . . . .    $466.3       $404.6

Inventories valued on a last-in, first-out basis comprised approximately 36 percent and 42 percent of total inventories at December 31, 1994 and 1993, respectively. The estimated replacement cost of total inventories at December 31, 1994 and 1993 was $520.1 and $458.7, respectively.

Stock Incentive Plans

Under the terms of the Company's 1992 Stock Incentive Plan, 9 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 1997. Options are granted at prices not less than the market value of the common shares at grant dates, become exercisable not earlier than six months and one day from the date of the grant, and expire not later than 10 years after the date of the grant. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in up to five equal annual installments commencing not earlier than six months and one day from the date of the award.

The table below summarizes stock option activity over the past two years under current and prior plans:
                                          Number    Option price
                                         of shares (range per share)
Outstanding at January 1, 1993. . . . .  4,571,226   $ 8.81-$58.88
    Granted . . . . . . . . . . . . . .    608,195   $53.00-$66.38
    Exercised . . . . . . . . . . . . .   (772,910)  $ 8.81-$58.88
    Canceled or expired . . . . . . . .    (26,105)
Outstanding at December 31,1993 . . . .  4,380,406   $ 8.81-$66.38
    Granted . . . . . . . . . . . . . .  1,303,583   $59.63-$74.13
    Exercised . . . . . . . . . . . . .   (755,687)  $ 8.81-$58.88
    Canceled or expired . . . . . . . .   (101,335)
Outstanding at December 31, 1994. . . .  4,826,967   $ 9.88-$74.13
Exercisable at December 31, 1994. . . .  2,728,359
/TABLE

As of December 31, 1994 and 1993, there were 771,460 and 942,300 deferred stock units outstanding, respectively, under current and prior plans. There were 507,386 shares issued in 1994 and 315,770 shares issued in 1993.
At December 31, 1994, there were 6,413,723 common shares available for future options or awards.


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

The components of the net pension expense (income) for all Company-
sponsored plans were as follows:
                                            1994     1993     1992
Service cost - benefits earned during
  the year. . . . . . . . . . . . . . .   $ 33.0   $ 26.6   $ 24.0
Interest cost on projected benefit
  obligations . . . . . . . . . . . . .     42.2     40.5     37.5
Actual return on plan assets  . . . . .       .2   (101.5)   (46.3)
Net amortization and deferral . . . . .    (69.9)    36.8    (15.3)
Net pension expense (income). . . . . .   $  5.5   $  2.4   $  (.1)

The year-to-year changes in the net amortization and deferral component of pension cost are principally attributable to differences between actual and expected returns on plan assets.

The actuarial present value of benefit obligations and qualified assets of the plans at December 31 were as follows:
                                           Over funded           Under funded
                                             plans                  plans

                                          1994     1993       1994    1993
  Projected benefit obligations:

  Accumulated benefit obligations,
   including vested benefits of
   $449.2 in 1994 and $466.8 in 1993. . . $426.4  $442.9     $73.0  $ 61.2

  Effect of future salary increases . . .   70.2    82.8      20.5    19.0

Total projected benefit obligations . . .  496.6   525.7      93.5    80.2
Plan assets at fair value,
  primarily stocks and bonds. . . . . . .  688.7   699.8      13.7    11.4

Plan assets over (under) projected
  benefit obligations . . . . . . . . . .  192.1   174.1     (79.8)  (68.8)

Unrecognized net transition (asset)
  liability . . . . . . . . . . . . . . .  (86.6)  (95.7)      6.6     7.8

Unrecognized prior service cost . . . . .    6.0     6.3       8.7     4.7

Unrecognized net (gain) loss. . . . . . .  (10.3)    1.8      15.3    18.2

Net pension asset (liability) . . . . . . $101.2  $ 86.5    $(49.2) $(38.1)


In addition to the plan assets indicated above, at December 31, 1994 and 1993, $45.7 and $45.4, respectively, of securities were held in non-qualified trusts designated to provide pension benefits for certain of the plans presented above as under funded.

The discount rate used in determining the projected benefit obligation for the Company's U.S. plans was 8.25 percent at December 31, 1994, and 7 percent at December 31, 1993. The weighted-average discount rate for the Company's non-U.S. plans was 7.4 percent at December 31, 1994, and 7.3 percent at December 31, 1993. The weighted-average rate of increase in future compensation levels for all plans was 4.2 percent at December 31, 1994 and 1993. The weighted-average expected long-term rate of return on plan assets was approximately 10 percent for both years. The 1994 assumption changes reduced the total projected benefit obligation by approximately 11 percent.

The Company has a defined contribution profit-sharing plan covering substantially all of its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $59.6, $58.2 and $53.7 in 1994, 1993 and
1992, respectively.

Other Post-retirement Benefits

The Company provides post-retirement health care and other benefits to its eligible United States retirees and their dependents. Eligibility for benefits depends upon age and years of service. Retirees share in the cost of the health care benefits.

Health care benefits for retirees in most countries other than the United States are provided through local government-sponsored plans. The direct cost of Company-sponsored, non-U.S. plans is not significant. Accordingly, these plans are excluded from the following disclosures.

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the accrual of post-retirement benefits during the years an employee provides service to the Company. Previously, these costs were expensed on a pay-as-you-go basis. As of January 1, 1993, the cumulative accrual of such benefits totaled $147.0, $94.2 after-tax, or $.48 per share. The Company elected to recognize this entire amount effective with the adoption of SFAS No. 106.

The components of net post-retirement benefit cost were as follows:
                                                     1994      1993

Service cost - benefits earned during the year. . . $ 6.0    $  5.3
Interest cost on accumulated post-retirement
 benefit obligation . . . . . . . . . . . . . . . .  10.3      12.1
Actual return on plan assets. . . . . . . . . . . .   2.0     (15.9)
Net deferral. . . . . . . . . . . . . . . . . . . . (15.5)      4.2
Post-retirement benefit cost. . . . . . . . . . . . $ 2.8    $  5.7

The pay-as-you-go cost was $6.1 in 1992.

The accumulated post-retirement benefit obligation and funded status at
December 31 were as follows:
                                                          1994     1993
Accumulated post-retirement benefit
  obligation attributable to:

    Retirees. . . . . . . . . . . . . . . . . . . . .    $67.6   $ 69.6

    Fully eligible active plan participants . . . . .     24.6     24.2

    Other active plan participants. . . . . . . . . .     38.2     56.2

Accumulated post-retirement benefit obligation  . . .    130.4    150.0

Plan assets at fair value,
  primarily stocks and bonds. . . . . . . . . . . . .    150.2    157.6

Plan assets in excess of accumulated post-retirement
  benefit obligation  . . . . . . . . . . . . . . . .     19.8      7.6

Unrecognized net gain . . . . . . . . . . . . . . . .    (27.6)   (12.3)


Accrued post-retirement benefit liability  . . . . . .   $(7.8)  $ (4.7)


In January 1993, the Company fully funded its initial accumulated benefit obligation. Future funding is at the discretion of the Company.

The assumed health care cost trend rates used for measurement purposes were
10.6 percent for 1995, trending down to 5 percent by 2003. The weighted-average discount rate used was 8.25 percent at December 31, 1994, and 7 percent at December 31, 1993. The weighted-average expected long-term rate of return on plan assets was 9 percent at both December 31, 1994 and 1993. The 1994 discount rate change reduced the accumulated benefit obligation by approximately 18 percent. Earnings on plan assets that have been segregated for tax purposes and funded through a Voluntary Employee Benefit Association (VEBA trust) are subject to a tax rate of 39.6 percent.

At December 31, 1994, a 1 percent increase in the assumed health care cost trend rate would increase the combined service and interest cost by approximately 18 percent and the accumulated post-retirement benefit obligation by approximately 12 percent.






Shareholders' Equity

The Company has Preferred Share Purchase Rights (the "Rights") outstanding that are attached to, and presently only trade with, the Company's common shares and are not exercisable. The Rights will begin to trade separately from the common shares and become exercisable upon the earlier of (i) 10 days following a public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the Company's outstanding common shares, or (ii) 10 business days following a person or group's commencement of, or announcement of, an intention to make a tender or exchange offer, the consummation of which would result in beneficial ownership of 20 percent or more of the Company's common shares.

Upon becoming exercisable, each Right will entitle the holder to purchase one two-hundredths of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company at an exercise price of $125. In the event that the Company is acquired pursuant to a merger, or 50 percent or more of its consolidated assets or earning power are sold, each Right will entitle its holder
to purchase shares of the acquiring company having a market value of twice the exercise price of the Right. In the event that any person or group becomes the beneficial owner of 20 percent or more of the common shares, each Right will entitle its holder to purchase common shares of the Company having a market value of twice the exercise price of the Right. The Company may redeem the Rights at $.005 per Right at any time prior to the acquisition, by a person or group, of 20 percent or more of the Company's outstanding common shares.
The Rights will expire on August 9, 1999, unless earlier redeemed.

A summary of activity in common shares, paid-in capital and treasury shares follows (number of shares in thousands):
                                 Common  Paid-in   Treasury Shares
                                 Shares  Capital    Number  Amount
Balance at January 1, 1992. . .  $251.5    $20.8   49,694   $1,487.4

 Shares issued under stock
  incentive plans . . . . . . .       -     26.7     (791)      (2.8)

 Purchase of treasury shares. .       -        -    3,062      171.0
 __________________________________________________________________

Balance at December 31, 1992. .   251.5     47.5   51,965    1,655.6

 Shares issued under stock
  incentive plans . . . . . . .       -     41.8     (990)      (4.0)

  Warrant transactions. . . . .       -     (8.4)       -          -

  Purchase of treasury shares .       -        -    6,953      418.3
____________________________________________________________________

Balance at December 31, 1993. .   251.5     80.9   57,928    2,069.9

 Shares issued under stock
  incentive plans . . . . . . .       -     52.4   (1,054)       2.3

  Purchase of treasury shares .       -        -    8,594      599.4
 ____________________________________________________________________

Balance at December 31, 1994. .  $251.5   $133.3   65,468  $2,671.6

At December 31, 1994, warrants to purchase 7.6 million common shares, exercisable in 1996, are effectively outstanding; 5.1 million warrants have a strike price of $90 per share and 2.5 million warrants have a strike price of $97.33 per share.

Income Taxes

Effective January 1, 1992, the Company adopted SFAS No. 109, "Accounting for Income Taxes," under which deferred taxes are based on the asset and liability method. Prior to the adoption of SFAS No. 109, income taxes were accounted for under the deferral method.

The cumulative effect of implementing SFAS No. 109 was a one-time gain of $27.1, or $.13 per share.

U.S. and foreign operations contributed to income before income taxes as follows:
                                            1994     1993     1992
United States. . . . . . . . . . . . .  $  756.8 $  588.7   $561.7
Foreign. . . . . . . . . . . . . . . .     456.4    489.7    392.2
Total income before income taxes . . .  $1,213.2 $1,078.4   $953.9

The components of income tax expense before the extraordinary item and cumulative effect of accounting changes were as follows:
                                            1994     1993     1992
Current:
  Federal. . . . . . . . . . . . . . .    $ 91.3   $110.9   $131.5
  Foreign. . . . . . . . . . . . . . .     119.2    121.7    111.5
  State. . . . . . . . . . . . . . . .      19.6      6.9     24.3
  Total current. . . . . . . . . . . .     230.1    239.5    267.3
Deferred:
  Federal and state. . . . . . . . . .      71.7     10.4      6.1
  Foreign. . . . . . . . . . . . . . .     (10.6)     3.5    (39.5)
  Total deferred . . . . . . . . . . .      61.1     13.9    (33.4)
Total income tax expense . . . . . . .    $291.2   $253.4   $233.9

Deferred taxes include provisions (credits) for the following:
                                           1994      1993     1992
Non-recurring items . . . . . . . . . .  $ 10.7    $  5.7   $ 13.5
Excess of tax depreciation over
 financial statement depreciation . . .    29.8      17.2       .8
General business credit carry-forwards.    21.0      (7.0)    (2.6)
Intercompany inventory transfers  . . .   (18.0)      2.6    (17.4)
Operating costs not currently
   deductible for tax purposes* . . . .   (22.7)    (11.1)   (15.3)
* Principally consisting of accruals for employee benefits and other operating costs and allowances for accounts receivable and inventory.

The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:
                                           1994      1993     1992
U.S. statutory tax rate. . . . . . . . .   35.0%     35.0%    34.0%
Increase (decrease) in taxes resulting
 from:
  Tax exemptions on Puerto Rico
    operations . . . . . . . . . . . . .   (6.5)     (6.1)    (6.8)
  Difference in effective tax rate on
    foreign source income. . . . . . . .   (3.8)     (5.6)    (5.7)
  Research tax credit. . . . . . . . . .    (.6)      (.6)     (.3)
  All other, net . . . . . . . . . . . .    (.1)       .8      3.3
Effective tax rate . . . . . . . . . . .   24.0%     23.5%    24.5%

As of December 31, 1994 and 1993, the Company had total deferred tax assets of $340.7 and $325.9, respectively, and deferred tax liabilities of $370.3 and $301.4, respectively. Valuation allowances are not significant. Significant deferred tax liabilities at December 31, 1994 and 1993 were for depreciation differences, $193.2 and $163.5, respectively, and retirement plans, $34.0 and $27.4, respectively. Significant deferred tax assets at December 31, 1994 and 1993 were for operating costs not currently deductible for tax purposes, $245.6 and $222.9, respectively. Current assets at December 31, 1994 and 1993 include net deferred tax assets of $209.3 and $187.6, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries
(considered to be permanent investments), which at December 31, 1994, approximated $1,380.0. Determining the tax liability that would arise if these earnings were remitted is not practicable.

The Company has facilities in Puerto Rico that manufacture products for both domestic and foreign markets. These facilities operate under tax relief and other
incentives that expire at various dates through 2018.

As of December 31, 1994, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1986 and there are no unresolved issues outstanding for those years.

Total income tax payments during 1994, 1993 and 1992 were $173.1, $183.1 and $210.3, respectively.

At December 31, 1994, the Company had capital loss carry-forwards for tax purposes of $18.8 that expire in 1995.

Commitments

Total rent expense amounted to $28.9 in 1994, $27.0 in 1993 and $25.6 in 1992. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1994, range from $22.8 in 1995 to $8.1 in 1999, with aggregate minimum lease obligations of $26.7 due thereafter.

The Company has commitments related to future capital expenditures totaling $58.3 as of December 31, 1994.

Legal and Environmental Matters

The Company has responsibilities for environmental safety and clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. The Company is named as a potentially responsible party (PRP) at several Superfund sites. The Company estimates its obligations for clean-up costs for Superfund sites based on information obtained from the Environmental Protection Agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or clean-up when it is probable a loss has been incurred.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases.  The
estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can reasonably be estimated.

The recorded liabilities for the above matters at December 31, 1994 and 1993, and the related expenses incurred during the three years ended December 31, 1994, were not material. Expected insurance recoveries have not been considered in determining the costs related to recorded liabilities. Management believes that, except for the matters discussed in the following two paragraphs, it is remote that any material liability in excess of the amounts accrued will be
incurred.

In 1994, a judgment in the amount of $63.6, including $57.5 in punitive damages, was entered against the Company in state court in Portland, Oregon, in connection with a product liability lawsuit involving THEO-DUR. An appeal from this judgment has been taken. While the success of the appeal cannot be predicted with certainty, the Company will vigorously pursue its case through the appellate courts. The Company believes it has insurance coverage for amounts in excess of a $3 self-insured retention, but the insurance carriers have reserved their rights with respect to liability for punitive damages.

The Company is a defendant in more than 100 antitrust actions commenced in state and federal courts by independent and chain retail pharmacies and others. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs.
 One of these cases is a
class action on behalf of U.S. retail pharmacies.  Plaintiffs seek treble damages
in an unspecified amount and an injunction against the allegedly unlawful conduct. The Company believes that all these actions are without merit and is defending itself vigorously against all such claims.

Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events.

Business Segment Data
Schering-Plough Corporation is a holding company whose subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide. Pharmaceutical products include prescription drugs, vision care and animal health products. Health care products include over-the-counter, foot care and sun care products sold primarily
in the United States.


Sales and Operating Profit by Industry Segment
                                             Sales                        Profit
                                    1994      1993      1992       1994     1993    1992
Pharmaceutical products. . .    $4,000.7  $3,640.7  $3,359.5   $1,190.8 $1,055.9 $ 934.6
Health care products . . . .       656.4     700.6     696.2      158.9    135.8   149.8
Total sales and operating
 profit. . . . . . . . . . .     4,657.1   4,341.3   4,055.7    1,349.7  1,191.7 1,084.4
General corporate
 revenue and expense . . . .                                      (80.3)   (65.1)  (75.1)
Interest expense . . . . . .                                      (56.2)   (48.2)  (55.4)
Consolidated sales
 and pre-tax profit. . . . .    $4,657.1  $4,341.3  $4,055.7   $1,213.2 $1,078.4  $953.9

Identifiable Assets, Capital Expenditures, Depreciation and Amortization by Industry
Segment
                                                                                Capital                   Depreciation and
                                               Assets                         Expenditures                  Amortization
                                    1994        1993        1992      1994        1993      1992      1994      1993      1992
Pharmaceutical products.        $3,544.5    $3,276.1    $3,036.8    $247.2      $339.4    $383.9     $134.2   $119.5    $113.0
Health care products . .           395.2       408.7       382.7      21.5        24.2      18.4       18.2     17.8      16.9

Industry segment totals.         3,939.7     3,684.8     3,419.5     268.7       363.6     402.3      152.4    137.3     129.9
Corporate. . . . . . . .           386.0       632.1       737.1       2.9         1.6        .9        5.2      5.1       5.1
Consolidated assets,
 capital expenditures,
 depreciation and
 amortization. . . . . .        $4,325.7    $4,316.9    $4,156.6    $271.6      $365.2    $403.2     $157.6   $142.4    $135.0



Sales, Operating Profit and Identifiable Assets by Geographic Area
                                               Sales                            Profit                        Assets
                                     1994       1993        1992       1994       1993      1992      1994      1993      1992
United States. . .               $2,552.6   $2,285.1    $2,163.9    $ 878.4   $  685.2  $  664.2  $2,344.2  $2,263.0  $2,135.3
Europe, Middle
 East and Africa .                1,064.5      955.5     1,018.9      232.0      219.8     214.5     887.5     689.2     567.6
Latin America. . .                  394.0      333.1       274.7      101.7       79.4      64.6     278.4     233.9     192.0
Canada, Pacific
 Area and Asia . .                  646.0      767.6       598.2      137.6      207.3     141.1     429.6     498.7     524.6

Total sales,
  operating profit
  and identifiable
  assets . . . . .               $4,657.1   $4,341.3    $4,055.7   $1,349.7   $1,191.7  $1,084.4  $3,939.7  $3,684.8  $3,419.5
/TABLE

Sales, operating profit and identifiable assets as presented are associated with each geographic area, based on the location of the ultimate customers. The Company maintains manufacturing facilities in Ireland and Puerto Rico for the production of several significant finished and semi-finished products for distri-
bution to domestic and foreign subsidiaries. The sales, operating profit and identifiable assets of these facilities have been included in the geographic area in
which the ultimate customers are located.

Net assets of foreign subsidiaries totaled $1,611.7, $1,571.5 and $1,322.4 at December 31, 1994, 1993 and 1992, respectively.

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

Schering-Plough maintains, and management relies on, a system of internal accounting controls that provides reasonable assurance of the integrity and reliability of the financial statements. The system provides, at appropriate cost,
that assets are safeguarded, transactions are executed in accordance with management's authorization, and fraudulent financial reporting practices are prevented or detected. In establishing and maintaining this system, judgments are required to assess and balance the relative cost versus the expected benefit of a given control.

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

The Company's independent auditors, Deloitte & Touche LLP, audit Schering-Plough's consolidated financial statements. They evaluate the Company's internal accounting controls and perform tests of procedures and accounting records to enable them to render their report. In addition, Schering-Plough has an internal audit function that assists management in discharging its responsibilities. The internal audit staff, under the direction of the vice president
- - corporate audits, regularly performs audits using programs designed to test compliance with Company policies and procedures, and to verify the adequacy of internal accounting controls and other financial policies. The internal auditors
also continually evaluate the effectiveness and accuracy of financial reporting by
the Company's various operations.

Management has considered the internal auditors' and independent auditors' recommendations concerning the Company's system of internal accounting controls and has taken appropriate action. Such recommendations are communicated in accordance with Company policy to the individuals responsible for implementation.

The Finance and Audit Committee of the Board of Directors consists solely of non-employee directors. The Committee meets periodically with management, the internal auditors and the independent auditors to review audit results, financial reporting, internal accounting controls and other financial matters. Both the independent auditors and internal auditors have free access to the Committee, with and without the presence of management, to discuss the adequacy of Schering-Plough's internal accounting controls, the quality of financial reporting and other matters relating to their audits.

It is our opinion that the Company's system of internal accounting controls in effect as of December 31, 1994, provides reasonable assurance that the financial statements and related data in this Annual Report are fairly presented in
accordance with generally accepted accounting principles.





/s/Robert P. Luciano     /s/Harold R. Hiser, Jr.          /s/Thomas H. Kelly
   Chairman and             Executive Vice President       Vice President
 Chief Executive Officer    Finance                        and Controller


























INDEPENDENT AUDITORS' REPORT

DELOITTE & TOUCHE LLP



Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1994 and 1993 and the related statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1994 and 1993 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1994, in conformity with generally accepted accounting principles.

As discussed in Notes to Consolidated Financial Statements, the Company changed, in 1992, its method of accounting for income taxes to conform with Statement of Financial Accounting Standards (SFAS) No. 109, and, in 1993, its method of accounting for post-retirement benefits other than pensions to conform with SFAS No. 106.




/s/Deloitte & Touche LLP
   Parsippany, New Jersey
   February 15, 1995









COMMON SHARE DIVIDENDS AND MARKET DATA

During 1994, the Board of Directors increased the quarterly dividend rate from $.45 per share to $.51 per share. Dividends paid on common shares in 1994 totaled $379.4 million, representing a 12 percent increase over the $339.6 million paid in 1993. The quarterly dividends per share paid over the last two years were as follows:

                     Quarter     1994       1993
                     1st       $  .45     $  .39
                     2nd          .51        .45
                     3rd          .51        .45
                     4th          .51        .45
                               $ 1.98     $ 1.74


The approximate number of holders of record of common shares as of December 31, 1994, was 37,900.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The following table shows the reported high and low sale prices for the common shares in each of the calendar quarters during the past two years:

                    1994                       1993
Quarter       High        Low            High        Low
1st         $ 69 1/8      $ 55 5/8      $63 7/8    $51 3/4
2nd           66 5/8        55 1/8       70 7/8     55 1/2
3rd           71 3/8        61 5/8       69 1/4     58
4th           75 5/8        69 7/8       71         63 1/8
__________________________________________________________

Schering-Plough Corporation and Subsidiaries
Six-Year Selected Financial & Statistical Data
(Dollars in millions, except per share figures)
                                  1994      1993       1992      1991       1990       1989
Operating Results
Sales . . . . . . . . . . . . . $4,657.1  $4,341.3  $4,055.7   $3,615.6   $3,322.9   $3,157.9
Income before income taxes. . .  1,213.2   1,078.4     953.9      860.8      768.9      645.6
Income before extraordinary item
 and cumulative effect of
 accounting changes . . . . . .    922.0     825.0     720.0      645.6      565.1      471.3
Extraordinary item. . . . . . .        -         -     (26.7)         -          -          -
Cumulative effect of accounting
 changes. . . . . . . . . . . .        -     (94.2)     27.1          -          -          -
Net income. . . . . . . . . . .    922.0     730.8     720.4      645.6      565.1      471.3
Earnings per common share before
 extraordinary item and cumulative
 effect of accounting changes .     4.82      4.23      3.60       3.01       2.50       2.09
Extraordinary item. . . . . . .        -         -      (.13)         -          -          -
Cumulative effect of accounting
 changes. . . . . . . . . . . .        -      (.48)      .13          -          -          -
Earnings per common share . . .     4.82      3.75      3.60       3.01       2.50       2.09
_______________________________________________________________________________________________
Investments
Research and development. . . . $  620.0  $  577.6  $  521.5   $  425.9   $  379.6   $  326.5
Capital expenditures. . . . . .    271.6     365.2     403.2      339.4      242.9      186.1

Financial Condition
Property, net . . . . . . . . . $2,082.3  $1,967.7  $1,748.5   $1,490.4   $1,284.4   $1,210.7
Total assets. . . . . . . . . .  4,325.7   4,316.9   4,156.6    4,013.2    4,103.1    3,613.5
Long-term debt. . . . . . . . .    185.8     182.3     184.1      753.6      182.9      185.5
Shareholders' equity. . . . . .  1,574.4   1,581.9   1,596.9    1,346.1    2,080.8    1,955.4
Net book value per common share     8.46      8.17      8.00       6.67       9.37       8.64

Financial Statistics
Income before extraordinary item
 and cumulative effect of accounting
 changes as a percent of sales.     19.8%     19.0%     17.8%      17.9%      17.0%      14.9%
Net income as a percent of sales    19.8%     16.8%     17.8%      17.9%      17.0%      14.9%
Return on average shareholders'
 equity . . . . . . . . . . . .     58.4%     46.0%     49.0%      37.7%      28.0%      25.9%
Effective tax rate. . . . . . .     24.0%     23.5%     24.5%      25.0%      26.5%      27.0%

Other Data
Cash dividends per common share $   1.98  $   1.74  $   1.50   $   1.27     $1.065   $   .875
Cash dividends on common shares    379.4     339.6     300.2      273.6      241.2      197.3
Depreciation and amortization .    157.6     142.4     135.0      129.0      121.9      111.9
Number of employees . . . . . .   21,200    21,600    21,100     20,200     19,700     21,300
Average common shares outstanding
(in millions) . . . . . . . . .    191.3     195.1     200.2      214.5      225.9      225.5
Actual common shares outstanding
at year end (in millions) . . .    186.0     193.6     199.5      201.8      222.0      226.3





Quarterly Results of Operations
(Dollars in millions, except per share figures)

   Three Months Ended       March 31,          June 30,         September 30,   December 31,

                          1994      1993     1994     1993     1994     1993     1994     1993
Sales. . . . . . . . .$1,161.6  $1,089.6 $1,190.1 $1,123.4 $1,125.7 $1,061.9 $1,179.7 $1,066.4

Gross profit . . . . .   914.3     855.4    944.1    886.7    905.9    850.1    934.2    840.3

Income before income
 taxes . . . . . . . .   333.1     292.1    316.8    278.8    295.1    260.6    268.2    246.9

Net income . . . . . .   253.2     129.3    240.7    213.2    224.3    199.4    203.8    188.9

Earnings per common
 share . . . . . . . .    1.31       .65     1.25     1.09     1.17     1.03     1.09      .98




______________________________________________________________________________________________

The first quarter of 1993 includes a $94.2 charge ($.48 per share)
 for the cumulative effect
of a change in accounting for post-retirement benefits other than pensions.

        Page 1 OF 3
                     APPENDIX TO EXHIBIT #13


The first page of the financial section of the 1994 annual report to shareholders
presents six bar charts. The following 6 sections provide the information portrayed in the charts:
___________________________________________________________________________

Title: Earnings per Common Share*

* Before extraordinary item and accounting changes.

The horizontal axis is in dollars starting at $0.00, increasing in increments of $1.00, ending at $5.00.
The vertical axis is in years starting with 1990, ending with 1994.

The data points are:

1990             $2.50
1991             $3.01
1992             $3.60
1993             $4.23
1994             $4.82
___________________________________________________________________________

Title:  Income*

* Before extraordinary item and accounting changes.

The horizontal axis is in millions of dollars starting at zero, increasing in $200
million increments, ending at $1,000 million.
The vertical axis is in years starting with 1990, ending with 1994.

The data points are:

1990             $565.1
1991             $645.6
1992             $720.0
1993             $825.0
1994             $922.0
___________________________________________________________________________

        Page 2 of 3
                  APPENDIX TO EXHIBIT #13


___________________________________________________________________________

Title: Sales

The horizontal axis is in millions of dollars starting at zero, increasing in $1,000
million increments, ending at $5,000 million.
The vertical axis is in years starting with 1990, ending with 1994.

The data points are:

1990           $3,322.9
1991           $3,615.6
1992           $4,055.7
1993           $4,341.3
1994           $4,657.1

___________________________________________________________________________

Title: Research and Development

The horizontal axis is in millions of dollars starting at zero, increasing in $100
million increments, ending at $700 million.
The vertical axis is in years starting with 1990, ending with 1994.

The data points are:

1990           $379.6
1991           $425.9
1992           $521.5
1993           $577.6
1994           $620.0

___________________________________________________________________________

                  APPENDIX TO EXHIBIT #13



___________________________________________________________________________

Title: Capital Expenditures

The horizontal axis is in millions of dollars starting at zero, increasing in $100
million increments, ending at $500 million.
The vertical axis is in years starting with 1990, ending with 1994.

The data points are:

1990           $242.9
1991           $339.4
1992           $403.2
1993           $365.2
1994           $271.6

___________________________________________________________________________

Title: Dividends Per Common share

The horizontal axis is in dollars starting at $0.00,
 increasing in $.50 increments,
ending at $2.00.
The vertical axis is in years starting with 1990, ending with 1994.

The data points are:

1990           $1.065
1991           $1.27
1992           $1.50
1993           $1.74
1994           $1.98

___________________________________________________________________________