Form 10-K, Exhibit 13
period 1995-12-31
SCHERING PLOUGH CORP
filed 1996-02-28
CIK 310158

Exhibit 13







Financial section of the Company's 1995 Annual Report to Shareholders.

Management's Discussion and Analysis of Operations and Financial
Condition
In June 1995, the Company completed the sale of its worldwide contact lens business. The discussion of operations that follows excludes the Company's contact lens business, which has been treated as a discontinued operation for all periods presented. For additional information, see "Discontinued Operations" in the Notes to Consolidated Financial Statements on page 24.

Sales
Consolidated sales in 1995 totaled $5.10 billion, an increase of 13 percent over 1994, reflecting volume growth of 10 percent and favorable foreign exchange rate fluctuations of 3 percent. This performance was primarily due to significant sales gains for the CLARITIN brand of nonsedating antihistamines that includes CLARITIN-D, a combination product with a decongestant, launched domestically in November 1994. Worldwide CLARITIN brand sales totaled $789 million in 1995, compared with $505 million in 1994.

Consolidated 1994 sales of $4.54 billion advanced 7 percent over 1993, reflecting volume growth of 5 percent and price increases of 2 percent. The CLARITIN brand had dramatic sales growth, but sales of INTRON A, the Company's alpha interferon anticancer and antiviral agent, declined.

Worldwide 1995 pharmaceutical sales of $4.47 billion rose 15 percent over 1994, reflecting volume growth of 12 percent and favorable foreign exchange rate fluctuations of 3 percent. Worldwide sales of pharmaceutical products in 1994 increased 10 percent over 1993, due to volume growth of 7 percent, price increases of 2 percent and favorable foreign exchange rate fluctuations of 1 percent.

Domestic prescription pharmaceutical product sales grew 20 percent in 1995. Sales of respiratory products increased 29 percent, due to continued strong growth of the CLARITIN brand, the VANCENASE line of allergy products and the VANCERIL line of asthma products.

The respiratory sales gain also reflected continued strong sales of the PROVENTIL (albuterol) line of asthma products, due to an increase in prescription levels for the metered-dose inhaler. Sales of the PROVENTIL line totaled $422 million in 1995, and the metered-dose inhaler contributed approximately 70 percent of this amount. The PROVENTIL formulations of solution, syrup and tablets have been subject to generic competition. In 1994, the Food and Drug Administration (FDA) issued bioequivalence standards for generic albuterol metered-dose inhalers, and subsequently in December 1995 a generic inhaler was approved. In response, the Company's generic pharmaceutical marketing subsidiary, Warrick Pharmaceuticals, introduced a generic inhaler in December 1995. Competition from generic metered-dose inhalers will negatively affect future PROVENTIL sales and profitability. Respiratory sales growth was moderated in 1995 by lower sales of THEO-DUR, a sustained-action theophylline, due to increased generic competition.

Domestic sales of anti-infective and anticancer products rose 18 percent compared with 1994, due to gains for EULEXIN, a therapy for advanced prostate cancer, and INTRON A. In December 1995, marketing approval was received from the FDA for CEDAX, a third-generation cephalosporin antibiotic, which was launched in the first quarter of 1996. Sales of cardiovascular products advanced 23 percent, reflecting significant market share increases for IMDUR, an oral nitrate for angina, and K-DUR potassium supplement. Dermatological product sales declined 3 percent, due to lower sales of LOTRISONE, an antifungal/anti-inflammatory cream.

Domestic prescription pharmaceutical sales in 1994 advanced 20 percent over 1993, led by gains in respiratory products, reflecting strong growth of the CLARITIN brand and advances for the VANCENASE and VANCERIL product lines. Sales of anti-infective and anticancer, dermatological and cardiovascular products also grew.

In 1995, sales of international ethical pharmaceutical products increased 11 percent. Excluding the impact of foreign exchange rate fluctuations, sales would have risen approximately 5 percent.

International sales of respiratory products advanced 11 percent over 1994, led by growth for CLARITIN in Europe and higher allergy product sales in Japan. Sales of cardiovascular products rose 17 percent, reflecting higher sales of NITRO-DUR transdermal nitroglycerin patches. Dermatological product sales increased 7 percent, largely due to strong gains for topical steroids in Europe.

International sales of anti-infective and anticancer products grew 2 percent in 1995, due to gains for EULEXIN and CEDAX. Countering these gains were lower sales of INTRON A in Japan, as various actions by the Japanese health authorities to control health care costs resulted in a continued decline in the interferon market. Sales of INTRON A in Japan decreased to $94 million in 1995 from $141 million in 1994 and $307 million in 1993. INTRON A sales in all other international markets, however, grew 13 percent to $235 million, with notable increases occurring in most major European markets. Also contributing to the overall international sales growth in 1995 were continued gains for LOSEC, an anti-ulcer treatment licensed from AB Astra.

In 1994, international ethical pharmaceutical sales, excluding foreign exchange, increased 1 percent over 1993, reflecting gains for respiratory, dermatological and cardiovascular products. These increases were offset by lower sales of anti-infective and anticancer products, which were driven by a substantial decline in INTRON A sales in Japan.
Worldwide sales of animal health products increased 11 percent in 1995, excluding favorable foreign exchange rate fluctuations of 3 percent. Contributing to the growth were the international launch of NUFLOR, a broad-spectrum, multi-species antibiotic, and the U.
S. and international launches of OPTIMMUNE, an ophthalmic ointment. Sales of animal health products in 1994 increased 8 percent over 1993. Changes in exchange rates did not affect the sales comparison.

Sales of health care products in 1995 decreased 4 percent compared with 1994, as price increases of 2 percent were more than offset by volume declines of 6 percent. Over-the-counter (OTC) product sales declined 5 percent, largely due to increasingly competitive markets for vaginal antifungal products. Foot care and sun care sales declined moderately from 1994 levels.

In 1994, health care product sales decreased 6 percent as volume declines of 9 percent were partially offset by price increases of 3 percent. The sales decline largely reflected lower sales of OTC products, primarily female health and allergy/cold products, moderated by higher foot care product sales.

Income Before Income Taxes
Income before income taxes totaled $1.39 billion in 1995, an increase of 14 percent over 1994. In 1994, income before income taxes of $1.23 billion grew 14 percent over the $1.07 billion in 1993.

Summary of Costs and Expenses:
(Dollars in millions)
                                                                          % Increase
                                     1995         1994         1993   1995/94    1994/93
 Cost of sales . . . . . .      $1,004.8    $   906.8     $  862.4     11 %       5 %
  % of sales . . . . . . .          19.7 %       20.0 %       20.4 %

 Selling, general and
  administrative . . . . .      $1,990.4     $1,755.5     $1,698.5     13 %       3 %
  % of sales . . . . . . .          39.0 %       38.7 %       40.2 %

 Research and development.      $  656.9     $  610.1     $  567.3      8 %       8 %
  % of sales . . . . . . .          12.9 %       13.4 %       13.4 %

________________________________________________________________________________________

Cost of sales as a percentage of sales has followed a downward trend over the past three years. The improvement reflects a favorable sales mix of higher margin pharmaceutical products and continuing cost containment efforts throughout the world.

Selling, general and administrative expenses in 1995 increased as a percentage of sales compared with 1994, resulting from increased promotional and selling-related spending for the CLARITIN brand and INTRON A in domestic and international markets. The 1994 decline as a percent of sales from 1993 reflects lower promotional spending for CLARITIN following the 1993 domestic launch, and reduced spending for female health products.

Research and development expenses increased $46.8 million, or 8 percent, representing 12.9 percent of sales in 1995 and 13.4 percent of sales in 1994 and 1993. The higher spending reflects the Company's funding of both internal research efforts and research collaborations with various partners to develop a steady flow of innovative products and line extensions.

Income Taxes
The Company's effective tax rate was 24.5 percent in 1995 and 1994, and 24.0 percent in 1993. The effective tax rate for each period was lower than the U.S. statutory income tax rate, principally due to tax incentives in jurisdictions where the Company's primary manufacturing facilities are located. For additional information, see "Income Taxes" in the Notes to Consolidated Financial Statements on page 31.

Income From Continuing Operations
Income in 1995 increased 14 percent to $1.05 billion. Income in 1994 increased 14 percent over 1993. Differences in year-to-year exchange rates increased comparative income growth in 1995, but reduced it in 1994. After eliminating these exchange differences, income would have risen approximately 12 percent in 1995 and 15 percent in 1994.

Accounting Change
In 1993, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." For additional information, see "Other Post-retirement Benefits" in the Notes to Consolidated Financial Statements on page 29.

Earnings Per Common Share
During the second quarter of 1995, the Board of Directors approved a 2-for-1 stock split. All per share amounts, shares outstanding and shares repurchased have been adjusted for the stock split.

                                          1995     1994     1993
Earnings per common share from
 continuing operations                  $ 2.85   $ 2.42   $ 2.09

Discontinued operations - income
 (loss) from operations                   (.03)    (.01)     .02

Discontinued operations - loss on
 disposal                                 (.42)       -        -
Accounting change                            -        -     (.24)

Earnings per common share               $ 2.40   $ 2.41   $ 1.87

Average shares outstanding
 (in millions)                           369.7    382.5    390.2

Earnings per common share from continuing operations rose 18 percent in 1995 and 16 percent in 1994. Earnings per common share increased at a faster rate than income, due to the Company's share repurchase programs. Fluctuations in year-to-year exchange rates increased comparative growth in earnings per common share in 1995, but reduced it in 1994. Excluding the impact of these exchange rate differences, earnings per common share from continuing operations would have increased approximately 16 percent in 1995 and 17 percent in 1994.

Over the past three years, the Board of Directors has authorized several share repurchase programs. Under these programs, approximately 9.9 million common shares were purchased in 1995,
17.2 million common shares in 1994 and 14.0 million common shares in 1993. At year end, the most recent $500 million program was 96 percent complete.

Environmental Matters
The Company has obligations for environmental clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Environmental expenditures have not had and, based on information currently available, are not anticipated to have a material impact on the Company's financial statements. For additional information, see "Legal and Environmental Matters" in the Notes to Consolidated Financial Statements on page 32.

Foreign Exchange and Inflation
Sales outside of the United States represented 45 percent of worldwide sales in 1995 and 46 percent in 1994. Fluctuating foreign exchange rates have affected sales and earnings, as previously discussed. Sales and earnings growth in 1996 will be negatively affected if the U.S. dollar strengthens. The Company continues to implement selective hedging strategies to mitigate the possible adverse effects of future exchange rate changes. For additional information on these strategies, see "Financial Instruments" in the Notes to Consolidated Financial Statements on page 24. Inflation has had a minimal impact on operations in recent years.

Additional Factors Influencing Operations
In the United States, many of the Company's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions and governments seek price discounts. In most international markets, the Company operates in an environment of government-mandated cost containment programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods of cost control.

Since the Company is unable to predict the final form and timing of any future domestic and international governmental or other health care initiatives, their effect on operations and cash flows cannot be reasonably estimated.

Liquidity and Financial Resources
Cash generated from operations continues to be the Company's major source of funds to finance working capital, additions to property, shareholder dividends and common share repurchases.

Cash provided by operating activities totaled $1,383.3 million in 1995, $1,270.1 million in 1994 and $923.6 million in 1993. The
1993 amount was reduced by $147.0 million for the funding of the Company's accumulated post-retirement benefit obligation.

Capital expenditures amounted to $293.8 million in 1995, $268.2 million in 1994 and $339.9 million in 1993. It is anticipated that expenditures will approximate $340 million in 1996 and include the construction of a bulk chemical plant in Singapore, and a manufacturing facility in Mexico. Commitments for 1996 capital expenditures totaled $129.8 million at December 31, 1995.

Common shares repurchased in 1995 totaled 9.9 million shares at a cost of $493.8 million. In 1994, 17.2 million shares were repurchased for $599.4 million, and 14.0 million shares were repurchased in 1993 at a cost of $418.3 million.

Dividend payments of $416.4 million were made in 1995, compared with $379.4 million in 1994 and $339.6 million in 1993.
Dividends per common share were $1.125 in 1995, up from $.99 in 1994 and $.87 in 1993.

Short-term borrowings totaled $841.3 million at year-end 1995, $782.3 million in 1994 and $1,076.0 million in 1993. A reclassification of $100 million for current maturities of long-term debt increased short-term borrowings in 1995. The decline in 1994 primarily reflects cash generated from domestic operations and the sale of investments.

The Company's ratio of debt to total capital decreased to 36 percent in 1995 from 38 percent in 1994, resulting from a decrease in total debt and an increase in shareholders' equity. The Company's liquidity and financial resources continue to be sufficient to meet its operating needs. As of December 31, 1995, the Company had $822.6 million in unused lines of credit, of which $510.0 million was in support of commercial paper borrowings. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa3 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1995.

Securities Litigation Reform Act
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, the matters discussed in this Annual Report are forward-looking statements that involve risk and uncertainties, including but not limited to economic, competitive, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in the Company's filings with the Securities and Exchange Commission.

Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Income
(Dollars in millions, except per share figures)
For The Years Ended December 31,                      1995         1994        1993
Sales . . . . . . . . . . . . . . . . . . . . .   $5,104.4     $4,536.6    $4,229.1
Costs and Expenses:

  Cost of sales . . . . . . . . . . . . . . . .    1,004.8        906.8       862.4

  Selling, general and administrative . . . . .    1,990.4      1,755.5     1,698.5

  Research and development. . . . . . . . . . .      656.9        610.1       567.3

  Other expense, net. . . . . . . . . . . . . .       57.6         37.5        27.8
  Total costs and expenses  . . . . . . . . . .    3,709.7      3,309.9     3,156.0

Income before Income Taxes. . . . . . . . . . .    1,394.7      1,226.7     1,073.1
  Income taxes. . . . . . . . . . . . . . . . .      341.7        300.5       257.5

Income from continuing operations before
 cumulative effect of accounting change . . . .    1,053.0        926.2       815.6

Discontinued operations:
 Income (loss) from operations  . . . . . . . .      (10.2)        (4.2)        9.4
 Loss on disposal . . . . . . . . . . . . . . .     (156.2)           -           -
___________________________________________________________________________________

Income before cumulative effect of
 accounting change  . . . . . . . . . . . . . .      886.6        922.0       825.0

Cumulative effect of accounting change  . . . .          -            -       (94.2)
___________________________________________________________________________________
Net Income. . . . . . . . . . . . . . . . . . .   $  886.6     $  922.0    $  730.8

Earnings per common share:
 Continuing operations. . . . . . . . . . . . .   $   2.85     $   2.42    $   2.09

Discontinued operations:
  Income (loss) from operations . . . . . . . .       (.03)        (.01)        .02
  Loss on disposal. . . . . . . . . . . . . . .       (.42)           -           -

 Cumulative effect of accounting change . . . .          -            -        (.24)
 ___________________________________________________________________________________

Earnings Per Common Share . . . . . . . . . . .   $   2.40     $   2.41    $   1.87

Statements of Consolidated Retained Earnings
(Dollars in millions, except per share figures)

For The Years Ended December 31,                      1995         1994        1993

Retained Earnings, Beginning of Year. . . . . .   $3,978.2     $3,435.6    $3,044.4

  Net income. . . . . . . . . . . . . . . . . .      886.6        922.0       730.8

  Cash dividends on common shares (per share:
   1995, $1.125; 1994, $.99; and 1993, $.87). .     (416.4)      (379.4)     (339.6)
  Effect of 2-for-1 stock split . . . . . . . .     (106.6)           -           -
___________________________________________________________________________________

Retained Earnings, End of Year. . . . . . . . .   $4,341.8     $3,978.2    $3,435.6

See Notes to Consolidated Financial Statements.
/TABLE

Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Cash Flows
(Dollars in millions)
For The Years Ended December 31,                             1995       1994       1993
Operating Activities:

  Income from continuing operations after the
   cumulative effect of accounting change. . . . . . .    $1,053.0   $ 926.2   $  721.4
  Depreciation and amortization. . . . . . . . . . . .       157.1     144.6      130.9
  Working capital changes - source (use):
     Accounts receivable . . . . . . . . . . . . . . .        11.3      75.2       47.8
     Inventories . . . . . . . . . . . . . . . . . . .       (63.7)    (34.1)     (22.3)
     Other current assets. . . . . . . . . . . . . . .       (64.1)   (109.9)     (45.1)
     Accounts payable, income taxes and accrued
      liabilities. . . . . . . . . . . . . . . . . . .       283.3     161.6      100.4
  Other, net . . . . . . . . . . . . . . . . . . . . .         6.4     106.5       (9.5)

  Net cash provided by operating activities. . . . . .     1,383.3   1,270.1      923.6

Investing Activities:

  Capital expenditures . . . . . . . . . . . . . . . .      (293.8)   (268.2)    (339.9)
  Reduction of investments . . . . . . . . . . . . . .        45.3     181.0      192.7
  Purchases of investments . . . . . . . . . . . . . .       (93.2)    (37.1)    (287.1)
  Other, net . . . . . . . . . . . . . . . . . . . . .        (1.8)     (8.3)         -

  Net cash used for investing activities                    (343.5)   (132.6)    (434.3)

Financing Activities:

  Common shares repurchased. . . . . . . . . . . . . .      (493.8)   (599.4)    (418.3)
  Cash dividends paid to common shareholders . . . . .      (416.4)   (379.4)    (339.6)
  Net change in short-term borrowings. . . . . . . . .       (46.0)   (292.1)     120.9
  Net change in long-term debt . . . . . . . . . . . .         1.3       3.7        (.6)
  Proceeds from other equity transactions. . . . . . .        44.4      33.1       33.7
  Other, net . . . . . . . . . . . . . . . . . . . . .           -         -      (62.4)

  Net cash used for financing activities . . . . . . .      (910.5) (1,234.1)    (666.3)

Effect of Exchange Rates on Cash and Cash Equivalents.        (3.2)     (4.2)      (1.4)
Net Cash Flow from Continuing Operations . . . . . . .       126.1    (100.8)    (178.4)
Discontinued operations. . . . . . . . . . . . . . . .        79.7      (5.8)      (5.7)
Net Increase (Decrease) in Cash and Cash Equivalents .       205.8    (106.6)    (184.1)
Cash and Cash Equivalents, Beginning of Year . . . . .       115.6     222.2      406.3

Cash and Cash Equivalents, End of Year . . . . . . . .    $  321.4  $  115.6   $  222.2


See Notes to Consolidated Financial Statements.
/TABLE

Schering-Plough Corporation and Subsidiaries

Consolidated Balance Sheets
(Dollars in millions, except per share figures)

At December 31,                                           1995        1994
ASSETS
__________________________________________________________________________

Current Assets:

     Cash and cash equivalents. . . . . . . . . . .   $  321.4     $ 115.6

     Short-term investments . . . . . . . . . . . .         .4        45.0

     Accounts receivable, less allowances:
       1995, $69.1; 1994, $57.5 . . . . . . . . . .      569.3       627.9

     Inventories. . . . . . . . . . . . . . . . . .      502.0       466.3

     Prepaid expenses, deferred income taxes
      and other current assets. . . . . . . . . . .      563.2       484.3

     Total current assets . . . . . . . . . . . . .    1,956.3     1,739.1

Property, at cost:

     Land . . . . . . . . . . . . . . . . . . . . .       41.4        46.1

     Buildings and improvements . . . . . . . . . .    1,528.2     1,450.4

     Equipment. . . . . . . . . . . . . . . . . . .    1,250.8     1,283.7

     Construction in progress . . . . . . . . . . .      315.6       269.5

     Total. . . . . . . . . . . . . . . . . . . . .    3,136.0     3,049.7

     Less accumulated depreciation. . . . . . . . .    1,037.1       967.4

     Property, net. . . . . . . . . . . . . . . . .    2,098.9     2,082.3

Other Assets. . . . . . . . . . . . . . . . . . . .      609.4       504.3

                                                      $4,664.6    $4,325.7

                                                          1995         1994

LIABILITIES AND SHAREHOLDERS' EQUITY
___________________________________________________________________________

Current Liabilities:

    Accounts payable . . . . . . . . . . . . . . .    $  374.2     $  285.2

    Short-term borrowings and current portion of
      long-term debt . . . . . . . . . . . . . . .       841.3        782.3

    U.S., foreign and state income taxes . . . . .       384.2        397.7

    Accrued compensation . . . . . . . . . . . . .       205.1        170.5

    Other accrued liabilities. . . . . . . . . . .       557.3        393.1

    Total current liabilities. . . . . . . . . . .     2,362.1      2,028.8

Long-Term Liabilities:

    Long-term debt . . . . . . . . . . . . . . . .        87.1        185.8

    Deferred income taxes. . . . . . . . . . . . .       255.1        246.1

    Other long-term liabilities. . . . . . . . . .       337.4        290.6

    Total long-term liabilities. . . . . . . . . .       679.6        722.5

Shareholders' Equity:

    Preferred shares - authorized 50,000,000,
     $1 par value; issued-none . . . . . .                  -            -

    Common shares - authorized shares - 1995,
     600,000,000; 1994, 300,000,000, $1
     par value; shares issued - 1995,
     502,965,382; 1994, 251,482,691. . . . . . . .       503.0        251.5

    Paid-in capital. . . . . . . . . . . . . . . .        49.5        133.3

    Retained earnings. . . . . . . . . . . . . . .     4,341.8      3,978.2

    Foreign currency translation adjustment and
     other . . . . . . . . . . . . . . . . . . . .      (103.9)      (117.0)

    Total. . . . . . . . . . . . . . . . . . . . .     4,790.4      4,246.0

    Less treasury shares, at cost - 1995,
     138,796,653 shares; 1994, 65,468,430 shares .     3,167.5      2,671.6

    Total shareholders' equity . . . . . . . . . .     1,622.9      1,574.4

                                                      $4,664.6     $4,325.7


See Notes to Consolidated Financial Statements.

Notes to Consolidated Financial Statements
(Dollars in millions, except per share figures)

Accounting Policies

Principles of Consolidation

The consolidated financial statements include Schering-Plough Corporation and its subsidiaries. Intercompany balances and transactions are eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

Cash and Cash Equivalents

Cash and cash equivalents include operating cash and highly liquid investments, generally with maturities of three months or less.

Investments

Effective January 1, 1994, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments are generally held to maturity. Other investments, included in other non-current assets, consist primarily of debt and equity securities held in non-qualified trusts to fund benefit obligations. For purposes of SFAS No. 115, all of the Company's investment securities are classified as available for sale and, accordingly, are carried at fair value. Unrealized gains and losses are included in shareholders' equity until realized. There was no effect on income upon adoption of SFAS No. 115.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for substantially all domestic inventories. The cost of all other inventories is determined by the first-in, first-out method.




Depreciation
Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $142.7, $134.3 and $120.9 in 1995, 1994 and 1993,
respectively.

Intangible Assets

Intangible assets, included in other non-current assets, principally include goodwill, patents, trademarks, licenses and product rights. Intangible assets are recorded at cost and amortized over their expected useful lives on the straight-line method. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to expected future cash flows.

Foreign Currency Translation

The net assets of most of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account in shareholders' equity. For the remaining foreign subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in income.

Exchange gains and losses arising from hedging foreign net investments and from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation adjustment account. Other exchange gains and losses are included in income.

Net foreign exchange losses included in income were $4.0, $6.0 and $12.8 in 1995, 1994 and 1993, respectively.

Earnings Per Common Share

Earnings per common share is computed by dividing net income by the weighted-average number of common shares outstanding. Shares issuable through the exercise of stock options and warrants and under deferred delivery agreements are not considered in the calculation, as they are either not dilutive or do not have a material effect on the determination of earnings per common share.

On April 4, 1995, the Board of Directors of the Company authorized a 2-for-1 stock split. The number of shares and the per share amounts included in these consolidated financial statements reflect the stock split.

Discontinued Operations
On June 28, 1995, the Company completed the sale of its worldwide contact lens business. In connection therewith, the Company recorded a loss on disposal of $156.2, net of a tax benefit of $75.3, ($.42 per share). Proceeds from the sale were $47.5. The contact lens business is reported as a discontinued operation for all periods presented. The statements of consolidated income, cash flows and related notes to consolidated financial statements have been restated to conform to the discontinued operations presentation.

Contact lens sales during 1995 through the date of disposition were $46.2. Sales for the years ended December 31, 1994 and 1993 were $120.5 and $112.2, respectively. Income (loss) from discontinued operations for the years ended December 31, 1995, 1994 and 1993 is net of tax benefits of $7.0, $9.3 and $4.1, respectively.

Financial Instruments

The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.
                                 December 31, 1995     December 31, 1994
                                Carrying Estimated    Carrying Estimated
                                 Value   Fair Value    Value   Fair Value
Assets:
Cash and cash equivalents       $321.4      $321.4    $115.6     $115.6
Short-term investments              .4          .4      45.0       45.0
Other investments                142.2       142.2      83.0       83.0

Derivative Financial Instruments:
Foreign currency put options        .2           -        .7         .4
Forward exchange contracts           -           -       2.4        2.4

Liabilities:
Short-term borrowings            841.3       842.0     782.3      782.3
Long-term debt                    87.1        88.9     185.8      189.2

Derivative Financial Instruments:
Interest rate swap contracts       1.5         1.5      19.4       19.4
Foreign currency swap contracts   64.5        81.3      68.8      100.8


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

Investments

Short-term investments at December 31, 1994 consisted of certificates of deposit and municipal obligations. Other investments primarily consist of debt and equity securities held in non-qualified trusts to fund benefit obligations. Gains and losses during 1995 and 1994, based on the specific identification method, were not material.

Derivatives

The Company has not used derivative financial instruments to manage overall interest rate risk or overall exchange rate risk.
Further, the Company has not used derivative financial instruments to speculate. The use of derivative financial instruments has been limited to:

  - Hedging selective foreign exchange exposures that arise from international operations, and

  - International cash management.

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




                                       1995      1994     1993
    Europe, Middle East and Africa    $264.1    $235.5   $218.4
    Latin America                      104.5     101.8     77.2

    Canada, Pacific Area and Asia      128.5     138.8    205.7

To date, management has not deemed it cost-effective to engage in a formula-based program of hedging the profitability of these operations using derivative financial instruments. Some of the reasons for this conclusion are:

  -  The Company operates in a large number of foreign countries;
     the currencies of these countries generally do not move in the same direction at the same time.

  - Historically, the major groups of currencies in which the Company operates generally have not experienced dramatic changes on a year-to-year basis.

  - The Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars. Managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates.

Anticipated Inventory Purchases

On a selective basis, put option contracts have been used to hedge some of the anticipated inventory purchases of Company subsidiaries.

Put option contracts provide the right to sell a fixed amount of a specified currency at a fixed price during a specified period or on a specified date. Realized gains on these contracts are accounted for as a reduction in the cost of inventory. Unrealized gains are not recognized for financial statement purposes. Losses on foreign currency put options are limited to the premiums paid. Premiums paid are recorded in other current and non-current assets and amortized to other expense, net over the life of the contract. Contracts outstanding at December 31, 1995, were not material. At December 31, 1994, yen option contracts were outstanding, which provided the Company the right to deliver 6.2 billion yen in exchange for $60.0 in 1995. Gains and costs in both 1995 and 1994 were not material.


Financial Obligations

On a selective basis, the Company will enter into forward exchange contracts to hedge near-term financial obligations denominated in a foreign currency. At December 31, 1995, there were no forward exchange contracts outstanding. At December 31, 1994, the Company's Mexican subsidiary held a forward contract with a notional principal of $7.0 and a maturity date of January 24, 1995. Under the contract, on January 24, the subsidiary received pesos equal to the difference between the spot rate and the contract rate of 3.28 times the notional principal. The market and net carrying value of this contract at December 31, 1994, was an asset of $2.4. Realized and unrealized gains and losses are recorded as foreign exchange gains and losses and offset the equivalent recorded loss or gain on the related financial obligations.

Net Investment in Foreign Subsidiaries

In the early 1980s, the Company significantly changed its operating structure in Japan. About the same time, the Company decided to partially hedge its net investment in Japan. At December 31, 1995, the net investment in the subsidiary was approximately 20.1 billion yen.

Long-term foreign currency interest rate swap contracts have been used to hedge this net investment. Under contracts outstanding at December 31, 1995 and 1994, the Company will deliver 14.9 billion yen in exchange for $80.3 on various dates through 2005. The net contract liability is in other long-term liabilities. There have been no purchases, sales or maturities of these foreign currency contracts during 1995 and 1994. In accordance with SFAS No. 52, the foreign currency obligations under these contracts are recorded using foreign exchange spot rates in effect at year end. The Company estimates that a 50 basis point reduction in interest rates would favorably affect the fair value of these contracts by approximately $2.7 and a 1 percent stronger dollar-to-yen exchange rate would favorably affect the estimated fair value by approximately $1.4.

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

From 1993 to 1995, the Company changed the original market risk of these arrangements by entering into partially offsetting contracts. At December 31, 1995, the $650 and $950 arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps. At December 31, 1995 and 1994, the market value of these arrangements was a liability of $1.5 and $19.4, respectively. It is estimated that a 50 basis point change in interest rate structure could change the market value of these arrangements by approximately $2.7.

The above interest rate swaps are accounted for on a mark-to-market basis, and annual net cash flows for payments and receipts under the contracts are not material.

Borrowings

Short-term borrowings consist of commercial paper issued in the United States, bank loans and notes payable. Commercial paper outstanding at December 31, 1995 and 1994 was $689.0 and $601.7, respectively. Bank loans and notes payable at December 31, 1995 and 1994 totaled $52.1 and $178.2, respectively. The weighted-average interest rate for short-term borrowings at December 31, 1995 and 1994 was 6.1 percent and 6.4 percent, respectively.

At December 31, 1995, unused domestic bank lines of credit, which were considered as support for commercial paper borrowings, were $510.0. These lines of credit do not require compensating balances; however, a nominal commitment fee is paid for these lines.

The Company's foreign subsidiaries had available $312.6 in unused lines of credit from various financial institutions at December
31, 1995. Generally, these credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

Long-term debt, including current maturities, at December 31 consisted of the following:

                                                1995      1994
Notes, 7.8%, due 1996 . . . . . . . . . . . . $100.0    $100.0
Industrial revenue bonds, 3.8%-12.0%,
  due 2001-2013 . . . . . . . . . . . . . . .   80.0      80.0
Other . . . . . . . . . . . . . . . . . . . .    7.3       8.2
                                               187.3     188.2
Current maturities. . . . . . . . . . . . . . (100.2)     (2.4)
Total long-term debt. . . . . . . . . . . . . $ 87.1    $185.8

During 1992, the Company purchased approximately $600.0 of U.S. government securities and deposited them into an irrevocable trust to complete an in-substance defeasance of the Company's zero-coupon notes. The accumulated funds in the trust will be used solely to satisfy the $828.6 maturity value of the zero-coupon notes due December 2, 1996. Accordingly, the government securities and the zero-coupon notes have been excluded from the 1995 and 1994 balance sheets.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200.0 of debt securities. These securities may be offered from time to time on terms to be determined at the time of sale. As of December 31, 1995, no debt securities have been issued pursuant to this registration.

Interest Income and Interest Expense

Interest income for 1995, 1994 and 1993 was $22.6, $17.2 and
$23.8, respectively.

Interest expense, net of amounts capitalized as part of the construction cost of property, plant and equipment, for 1995, 1994 and 1993 was $57.6, $56.2 and $48.2, respectively.
Interest costs of $11.4, $11.4 and $12.7 in 1995, 1994 and 1993, respectively, have been capitalized and included in the cost of property, plant and equipment. Total cash payments for interest, net of amounts capitalized, were $56.3, $54.9 and $49.4 in 1995, 1994 and 1993, respectively.

Interest income and interest expense are included in other expense, net.







Stock Incentive Plans

Under the terms of the Company's 1992 Stock Incentive Plan, 18 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 1997. Options are granted at prices not less than the market value of the common shares at grant dates, become exercisable not earlier than six months and one day from the date of the grant, and expire not later than 10 years after the date of the grant. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in up to five equal annual installments commencing not earlier than six months and one day from the date of the award.

The table below summarizes stock option activity over the past two years under current and prior plans:

                                          Number      Option price
                                         of shares (range per share)
Outstanding at January 1, 1994. . . . .  8,760,812   $ 4.40-$33.19
    Granted . . . . . . . . . . . . . .  2,607,166   $29.82-$37.06
    Exercised . . . . . . . . . . . . . (1,511,374)  $ 4.40-$29.44
    Canceled or expired . . . . . . . .   (202,670)
Outstanding at December 31,1994 . . . .  9,653,934   $ 4.94-$37.06
    Granted . . . . . . . . . . . . . .  1,911,920   $39.06-$59.25
    Exercised . . . . . . . . . . . . . (1,743,223)  $ 4.94-$34.13
    Canceled or expired . . . . . . . .    (99,854)
Outstanding at December 31, 1995. . . .  9,722,777   $ 8.00-$59.25
Exercisable at December 31, 1995. . . .  6,346,127

As of December 31, 1995 and 1994, there were 1,576,032 and 1,542,920 deferred stock units outstanding, respectively, under current and prior plans. There were 714,208 shares issued in 1995 and 1,014,772 shares issued in 1994. At December 31, 1995, there were 10,248,918 common shares available for future options or awards.

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

The components of the net pension expense (income) for all
Company-sponsored plans were as follows:
                                            1995     1994     1993
Service cost - benefits earned during
  the year. . . . . . . . . . . . . . .   $ 29.1   $ 32.2   $ 25.9
Interest cost on projected benefit
  obligations . . . . . . . . . . . . .     47.0     42.0     40.3
Actual return on plan assets  . . . . .   (152.8)      .5   (101.2)
Net amortization and deferral . . . . .     78.8    (68.4)    38.1
Net pension expense . . . . . . . . . .   $  2.1   $  6.3   $  3.1

The year-to-year changes in the net amortization and deferral component of pension expense are principally attributable to differences between actual and expected returns on plan assets.

The actuarial present value of benefit obligations and qualified assets of the plans at December 31 were as follows:
                                         Over-funded         Under-funded
                                             plans                plans
                                          1995     1994       1995    1994
Projected benefit obligations:

  Accumulated benefit obligations,
   including vested benefits of
   $571.4 in 1995 and $449.2 in 1994. . . $532.4  $426.4     $83.9  $ 73.0

  Effect of future salary increases . . .   85.6    70.2      25.8    20.5

Total projected benefit obligations . . .  618.0   496.6     109.7    93.5
Plan assets at fair value,
  primarily stocks and bonds. . . . . . .  822.4   688.7      17.3    13.7

Plan assets over (under) projected
  benefit obligations . . . . . . . . . .  204.4   192.1     (92.4)  (79.8)

Unrecognized net transition (asset)
  liability . . . . . . . . . . . . . . .  (77.4)  (86.6)      6.1     6.6

Unrecognized prior service cost . . . . .    5.6     6.0       7.6     8.7

Unrecognized net (gain) loss. . . . . . .   (9.8)  (10.3)     20.9    15.3

Net pension asset (liability) . . . . . . $122.8  $101.2    $(57.8) $(49.2)

In addition to the plan assets indicated above, at December 31, 1995 and 1994, securities of $64.5 and $45.7, respectively, were held in non-qualified trusts designated to provide pension benefits for certain plans presented as under-funded.

The discount rate used in determining the projected benefit obligation for the Company's U.S. plans was 7.0 percent at December 31, 1995, and 8.25 percent at December 31, 1994. The weighted-average discount rate for the Company's non-U.S. plans was 7.1 percent at December 31, 1995, and 7.4 percent at December 31, 1994. The weighted-average rate of increase in future compensation levels for all plans was 4.2 percent at December 31, 1995 and 1994. The weighted-average expected long-term rate of return on plan assets was approximately 10 percent for both years.

The 1995 discount rate change increased the total projected benefit obligation by approximately $80.0. The remaining increase reflects 1995 service and interest costs.

The Company has a defined contribution profit-sharing plan covering substantially all of its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $57.8, $56.4 and $54.8 in 1995, 1994 and 1993, respectively.

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

Effective January 1, 1993, the Company adopted SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions." SFAS No. 106 requires the accrual of post-retirement benefits during the years an employee provides service to the Company. Previously, these costs were expensed on a pay-as-you-go basis. As of January 1, 1993, the cumulative accrual of such benefits totaled $147.0, $94.2 after-tax, or $.24 per share. The Company elected to recognize this entire amount effective with the adoption of SFAS No. 106.

The components of net post-retirement benefit expense (income)
were as follows:
                                                     1995     1994     1993
Service cost - benefits earned during the year. . . $ 3.9    $ 5.7   $  4.7
Interest cost on accumulated post-retirement
 benefit obligation . . . . . . . . . . . . . . . .  10.7     10.3     12.1
Actual return on plan assets. . . . . . . . . . . . (35.4)     2.0    (15.9)
Net deferral. . . . . . . . . . . . . . . . . . . .  20.3    (15.5)     4.2
Post-retirement benefit expense (income). . . . . . $ (.5)   $ 2.5    $ 5.1

The year-to-year changes in the net deferral component of post-retirement benefit expense (income) are principally attributable to differences between actual and expected returns on plan assets.

The accumulated post-retirement benefit obligation and funded status at December 31, were as follows:

                                                         1995     1994
Accumulated post-retirement benefit
  obligation attributable to:

    Retirees. . . . . . . . . . . . . . . . . . . . .    $83.4   $ 67.6

    Fully eligible active plan participants . . . . .     30.1     24.6

    Other active plan participants. . . . . . . . . .     50.4     38.2

Accumulated post-retirement benefit obligation. . . .    163.9    130.4

Plan assets at fair value,
  primarily stocks and bonds. . . . . . . . . . . . .    179.4    150.2

Plan assets in excess of accumulated post-retirement
  benefit obligation. . . . . . . . . . . . . . . . .     15.5     19.8

Unrecognized net gain . . . . . . . . . . . . . . . .    (23.1)   (27.6)


Accrued post-retirement benefit liability . . . . . .    $(7.6)  $ (7.8)

The assumed health care cost trend rates used for measurement purposes were 9.8 percent for 1996, trending down to 5.0 percent by 2003. The weighted-average discount rate used was 7.0 percent at December 31, 1995, and 8.25 percent at December 31, 1994. The weighted-average expected long-term rate of return on plan assets was 9 percent at December 31, 1995 and 1994.

Earnings on plan assets that have been segregated for tax purposes and funded through a Voluntary Employee Benefit Association (VEBA trust) are subject to a tax rate of 39.6 percent. In January 1993, the Company fully funded its initial accumulated benefit obligation. Future funding is at the discretion of the Company.

The 1995 discount rate change increased the accumulated benefit obligation by approximately $20.0. The remaining increase reflects 1995 service and interest costs.

At December 31, 1995, a 1 percent increase in the assumed health care cost trend rate would increase the combined service and interest cost by approximately 14 percent and the accumulated post-retirement benefit obligation by approximately 13 percent. Shareholders' Equity

On April 4, 1995, the Board of Directors voted to increase the number of authorized shares from 300 million to 600 million and approved a 2-for-1 stock split. Distribution of the split shares was made on June 9, 1995.

The Company has Preferred Share Purchase Rights (the "Rights") outstanding that are attached to, and presently only trade with, the Company's common shares and are not exercisable. The Rights will begin to trade separately from the common shares and become exercisable upon the earlier of (i) 10 days following a public announcement that a person or group has acquired beneficial ownership of 20 percent or more of the Company's outstanding common shares, or (ii) 10 business days following a person's or group's commencement of, or announcement of, an intention to make a tender or exchange offer, the consummation of which would result in beneficial ownership of 20 percent or more of the Company's common shares.

Upon becoming exercisable, each Right will entitle the holder to purchase one four-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company at an exercise price of $62.50. In the event that the Company is acquired pursuant to a merger, or 50 percent or more of its consolidated assets or earning power are sold, each Right will entitle its holder to purchase shares of the acquiring company having a market value of twice the exercise price of the Right.
In the event that any person or group becomes the beneficial owner of 20 percent or more of the common shares, each Right will entitle its holder to purchase common shares of the Company having a market value of twice the exercise price of the Right. The Company may redeem the Rights at $.0025 per Right at any time prior to the acquisition, by a person or group, of 20 percent or more of the Company's outstanding common shares. The Rights will expire on August 9, 1999, unless earlier redeemed.

A summary of activity in common shares, paid-in capital and
treasury shares follows (number of shares in millions):
                                 Common  Paid-in   Treasury Shares
                                 Shares  Capital    Number  Amount
Balance at January 1, 1993. . .  $251.5    $47.5     52.0   $1,655.6

 Shares issued under stock
  incentive plans . . . . . . .       -     41.8     (1.0)      (4.0)

 Warrant transactions . . . . .       -     (8.4)       -          -

 Purchase of treasury shares. .       -        -      7.0      418.3
____________________________________________________________________

Balance at December 31, 1993. .   251.5     80.9     58.0    2,069.9

 Shares issued under stock
  incentive plans . . . . . . .       -     52.4     (1.1)       2.3

 Purchase of treasury shares. .       -        -      8.6      599.4
____________________________________________________________________

Balance at December 31, 1994. .   251.5    133.3     65.5    2,671.6

 Effect of 2-for-1 stock split.   251.5   (145.0)    65.4          -

 Shares issued under stock
  incentive plans . . . . . . .       -     61.2     (2.0)       2.1

 Purchase of treasury shares. .       -        -      9.9      493.8
____________________________________________________________________
Balance at December 31, 1995. .  $503.0   $ 49.5    138.8   $3,167.5

At December 31, 1995, warrants to purchase 15.3 million common
shares are outstanding; 10.2 million warrants,   exercisable
during November 1996, have a strike price of $45 per share and 5.1 million warrants, exercisable during the 90-day period ended November 22, 1996, have a strike price of $48.67 per share.








Inventories
Year-end inventories consisted of the following:

                                                   1995         1994
Finished products . . . . . . . . . . . . . .    $213.2       $180.1
Goods in process. . . . . . . . . . . . . . .     179.4        193.8
Raw materials and supplies. . . . . . . . . .     109.4         92.4
Total inventories . . . . . . . . . . . . . .    $502.0       $466.3

Inventories valued on a last-in, first-out basis comprised approximately 39 percent and 36 percent of total inventories at December 31, 1995 and 1994, respectively. The estimated replacement cost of total inventories at December 31, 1995 and 1994 was $549.7 and $520.1, respectively.

Income Taxes

U.S. and foreign operations contributed to income before income taxes as follows:
                                            1995     1994     1993
United States. . . . . . . . . . . . .  $  916.7 $  765.6 $  587.8
Foreign. . . . . . . . . . . . . . . .     478.0    461.1    485.3
Total income before income taxes . . .  $1,394.7 $1,226.7 $1,073.1

The components of income tax expense were as follows:
                                            1995     1994     1993
Current:
  Federal. . . . . . . . . . . . . . .    $262.1   $120.6   $117.4
  Foreign. . . . . . . . . . . . . . .      93.7    119.2    121.7
  State. . . . . . . . . . . . . . . .      29.3     19.6      6.9
  Total current. . . . . . . . . . . .     385.1    259.4    246.0
Deferred:
  Federal and state. . . . . . . . . .     (23.1)    51.3      8.0
  Foreign. . . . . . . . . . . . . . .     (20.3)   (10.2)     3.5
  Total deferred . . . . . . . . . . .     (43.4)    41.1     11.5
Total income tax expense . . . . . . .    $341.7   $300.5   $257.5

The difference between the U.S. statutory tax rate and the
Company's effective tax rate was due to the following:
                                           1995      1994     1993
U.S. statutory tax rate. . . . . . . . .   35.0%     35.0%    35.0%
Increase (decrease) in taxes resulting
 from:
  Lower rates in other jurisdictions,
   net . . . . . . . . . . . . . . . . .  (10.7)     (9.8)   (11.2)
  Research tax credit. . . . . . . . . .    (.3)      (.6)     (.6)
  All other, net . . . . . . . . . . . .     .5       (.1)      .8
Effective tax rate . . . . . . . . . . .   24.5%     24.5%    24.0%

The lower rates in other jurisdictions are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates for years through 2018.

As of December 31, 1995 and 1994, the Company had total deferred tax assets of $426.6 and $340.7, respectively, and deferred tax liabilities of $379.5 and $370.3, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 1995 and 1994 were for operating costs not currently deductible for tax purposes and totaled $302.7 and $245.6, respectively. Significant deferred tax liabilities at December 31, 1995 and 1994 were for depreciation differences, $207.4 and $193.2, respectively, and retirement plans, $41.0 and $34.0, respectively. Other current assets include deferred income taxes of $300.9 and $209.3 at December 31, 1995 and 1994, respectively.


Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 1995, approximated $1,820.6. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 1995, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1988 and there are no unresolved issues outstanding for those years.

Total income tax payments during 1995, 1994 and 1993 were $318.9, $173.1 and $183.1, respectively.

At December 31, 1995, the Company had capital loss carry-forwards for tax purposes of $28.9 that expire in 2000.

Commitments

Total rent expense amounted to $31.4 in 1995, $26.1 in 1994 and $24.1 in 1993. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1995, range from $20.2 in 1996 to $4.9 in 2000, with aggregate minimum lease obligations of $8.9 due thereafter.

The Company has commitments related to future capital expenditures totaling $129.8 as of December 31, 1995.
Legal and Environmental Matters

The Company has responsibilities for environmental clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for clean-up costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs.
The Company records a liability for environmental assessments and/or clean-up when it is probable a loss has been incurred.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can reasonably be estimated.

The recorded liabilities for the above matters at December 31, 1995 and 1994, and the related expenses incurred during the three years ended December 31, 1995, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental related liabilities. Management believes that, except for the matter discussed in the following paragraph, it is remote that any material liability in excess of the amounts accrued will be incurred.

The Company is a defendant in more than 150 antitrust actions commenced in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs. One of the federal cases is a class action on behalf of approximately two-thirds of all retail pharmacies in the United States alleging a price-fixing conspiracy. The Company has agreed, subject to court approval, to settle this federal class action for a total of $22.1 payable over three years. In the event that the court does not approve the settlement, the class action is likely to go to trial in mid-1996. Three of the state cases have been certified as class actions. One is a class action on behalf of certain retail pharmacies in California, and the other two are class actions in California and Alabama, respectively, on behalf of certain consumers of prescription medicine. Plaintiffs in all cases seek treble damages and/or penalties in an unspecified amount and an injunction against the allegedly unlawful conduct. The Company believes that all these actions are without merit and is defending itself vigorously against all such claims.

Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events.

Business Segment Data
Schering-Plough Corporation is a holding company whose subsidiaries are engaged in the discovery, development, manufac-turing and marketing of pharmaceutical and health care products worldwide. Pharmaceutical products include prescription drugs and animal health products. Health care products include over-the-counter, foot care and sun care products sold primarily in the United States.

Sales and Operating Profit by Industry Segment
                                             Sales                        Profit

                                    1995      1994      1993       1995     1994     1993
Pharmaceutical products. . .    $4,471.7  $3,880.2  $3,528.5   $1,380.6 $1,204.4 $1,049.8
Health care products . . . .       632.7     656.4     700.6      153.6    158.9    135.8

Total sales and operating
 profit. . . . . . . . . . .     5,104.4   4,536.6   4,229.1    1,534.2  1,363.3  1,185.6

General corporate
 revenue and expense . . . .                                      (81.9)   (80.4)   (64.3)
Interest expense . . . . . .                                      (57.6)   (56.2)   (48.2)
Consolidated sales
 and pre-tax profit. . . . .    $5,104.4  $4,536.6  $4,229.1   $1,394.7 $1,226.7 $1,073.1

Identifiable Assets, Capital Expenditures, Depreciation and Amortization by Industry
Segment
                                                                           Capital
                                              Assets                     Expenditures
                                1995        1994        1993       1995       1994      1993

Pharmaceutical products.    $3,608.7    $3,544.5    $3,276.1   $  275.5     $243.8    $314.1

Health care products . .       373.2       395.2       408.7       17.4       21.5      24.2


Industry segment totals.     3,981.9     3,939.7     3,684.8      292.9      265.3     338.3
Corporate. . . . . . . .       682.7       386.0       632.1         .9        2.9       1.6
Consolidated assets,
 capital expenditures,
 depreciation and
 amortization. . . . . .    $4,664.6    $4,325.7    $4,316.9     $293.8     $268.2    $339.9

                                           Depreciation and
                                             Amortization
                                    1995        1994        1993
Pharmaceutical products.        $  134.9    $  121.2    $  108.0

Health care products . .            16.9        18.2        17.8


Industry segment totals.           151.8       139.4       125.8
Corporate. . . . . . . .             5.3         5.2         5.1
Consolidated assets,
 capital expenditures,
 depreciation and
 amortization. . . . . .        $  157.1    $  144.6    $  130.9

Sales, Operating Profit and Identifiable Assets by Geographic Area
                                           Sales                            Profit
                                 1995       1994        1993       1995       1994      1993
United States. . . . . .     $2,804.9   $2,470.2    $2,212.7   $1,037.1   $  887.2  $  684.3
Europe, Middle
 East and Africa . . . .      1,277.3   $1,045.7       936.9      264.1      235.5     218.4
Latin America. . . . . .        373.8      387.0       325.4      104.5      101.8      77.2
Canada, Pacific
 Area and Asia . . . . .        648.4      633.7       754.1      128.5      138.8     205.7

Total sales,
  operating profit
  and identifiable
  assets . . . . . . . .     $5,104.4   $4,536.6    $4,229.1   $1,534.2   $1,363.3  $1,185.6

                                               Assets
                                     1995       1994       1993
United States. . . . . .         $2,234.8   $2,344.2    $2,263.0
Europe, Middle
 East and Africa . . . .          1,058.6   $  887.5       689.2
Latin America. . . . . .            278.2      278.4       233.9
Canada, Pacific
 Area and Asia . . . . .            410.3      429.6       498.7

Total sales,
  operating profit
  and identifiable
  assets . . . . . . . .         $3,981.9   $3,939.7    $3,684.8
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

Schering-Plough maintains, and management relies on, a system of internal accounting controls that provides reasonable assurance of the integrity and reliability of the financial statements.
The system provides, at appropriate cost, that assets are safeguarded, transactions are executed in accordance with manage-ment's authorization, and fraudulent financial reporting practices are prevented or detected. In establishing and maintaining this system, judgments are required to assess and balance the relative cost versus the expected benefit of a given control.

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

The Company's independent auditors, Deloitte & Touche LLP, audit Schering-Plough's consolidated financial statements. They evaluate the Company's internal accounting controls and perform tests of procedures and accounting records to enable them to render their report. In addition, Schering-Plough has an internal audit function that assists management in discharging its responsibilities. The internal audit staff, under the direction of the staff vice president - corporate audits, regularly performs audits using programs designed to test compliance with Company policies and procedures, and to verify the adequacy of internal accounting controls and other financial policies. The internal auditors also continually evaluate the effectiveness and accuracy of financial reporting by the Company's various operations.

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

It is our opinion that the Company's system of internal accounting controls in effect as of December 31, 1995, provides reasonable assurance that the financial statements and related data in this Annual Report are fairly presented in accordance with generally accepted accounting principles.





/s/Richard J. Kogan
   President and
   Chief Executive Officer


/s/Jack L. Wyszomierski
   Executive Vice President
   and Chief Financial
   Officer

/s/Thomas H. Kelly
   Vice President
   and Controller











INDEPENDENT AUDITORS' REPORT

DELOITTE & TOUCHE LLP


Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1995 and 1994 and the related statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial state-ments based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1995 and 1994 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.

As discussed in the Notes to Consolidated Financial Statements, the Company changed, in 1993, its method of accounting for post-retirement benefits other than pensions to conform with Statement of Financial Accounting Standards No. 106.


/s/Deloitte & Touche LLP
   Parsippany, New Jersey
   February 14, 1996







COMMON SHARE DIVIDENDS AND MARKET DATA

During 1995, the Board of Directors increased the quarterly dividend rate from $.255 per share to $.29 per share, a 14 percent increase. Dividends paid on common shares in 1995 and 1994 totaled $416.4 million and $379.4 million, respectively.
The following table reflects the quarterly dividends per share paid over the last two years, restated for the effect of the 1995 2-for-1 stock split:


                     Quarter     1995        1994
                     1st       $  .255    $  .225
                     2nd          .29        .255
                     3rd          .29        .255
                     4th          .29        .255
                               $ 1.125    $  .99


The approximate number of holders of record of common shares as of December 31, 1995, was 34,100.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The following table reflects the reported high and low sale prices for the common shares in each of the calendar quarters during the past two years, restated for the effect of the 1995 2-for-1 stock split:

                    1995                     1994
Quarter        High          Low       High        Low

1st         $ 39 7/16    $  35 13/16  $34 9/16    $27 13/16
2nd           45 3/8        36 3/4     33 5/16     27 9/16
3rd           52 1/2        43         35 11/16    30 13/16
4th           60 5/8        51 3/4     37 13/16    34 15/16
__________________________________________________________

Schering-Plough Corporation and Subsidiaries
Six-Year Selected Financial & Statistical Data
(Dollars in millions, except per share figures)

                                  1995      1994       1993      1992       1991       1990
Operating Results
Sales . . . . . . . . . . . . .$5,104.4   $4,536.6  $4,229.1  $3,944.6   $3,475.4   $3,194.9
Income before income taxes. . . 1,394.7    1,226.7   1,073.1     962.8      847.6      768.1
Income from continuing operations
 before extraordinary item and
 cumulative effect of
 accounting changes . . . . . . 1,053.0      926.2     815.6     722.1      635.7      560.7
Discontinued operations . . . .  (166.4)      (4.2)      9.4      (2.1)       9.9        4.4
Extraordinary item. . . . . . .       -          -         -     (26.7)         -          -
Cumulative effect of accounting
 changes. . . . . . . . . . . .       -          -     (94.2)     27.1          -          -
Net income. . . . . . . . . . .   886.6      922.0     730.8     720.4      645.6      565.1
Earnings per common share from
 continuing operations before
 extraordinary item and
 cumulative effect of accounting
 changes  . . . . . . . . . . .    2.85        2.42      2.09      1.80       1.48       1.24
Discontinued operations . . . .    (.45)       (.01)      .02         -        .02        .01
Extraordinary item. . . . . . .       -           -         -      (.07)         -          -
Cumulative effect of accounting
 changes. . . . . . . . . . . .       -           -      (.24)      .07          -          -
Earnings per common share . . .    2.40        2.41      1.87      1.80       1.50       1.25
_____________________________________________________________________________________________
Investments
Research and development  . . . $ 656.9    $  610.1  $  567.3  $  510.5   $  416.5   $  370.5
Capital expenditures  . . . . .   293.8       268.2     339.9     372.8      319.2      229.3

Financial Condition
Property, net . . . . . . . . .$2,098.9    $2,082.3  $1,967.7  $1,748.5   $1,490.4   $1,284.4
Total assets. . . . . . . . . . 4,664.6     4,325.7   4,316.9   4,156.6    4,013.2    4,103.1
Long-term debt. . . . . . . . .    87.1       185.8     182.3     184.1      753.6      182.9
Shareholders' equity. . . . . . 1,622.9     1,574.4   1,581.9   1,596.9    1,346.1    2,080.8
Net book value per common share    4.46        4.23      4.09      4.00       3.34       4.69

Financial Statistics
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting
 changes as a percent of sales    20.6%        20.4%     19.3%     18.3%      18.3%      17.5%
Net income as a percent of sales  17.4%        20.3%     17.3%     18.3%      18.6%      17.7%
Return on average shareholders'
 equity . . . . . . . . . . . .   55.5%        58.4%     46.0%     49.0%      37.7%      28.0%
Effective tax rate  . . . . . .   24.5%        24.5%     24.0%     25.0%      25.0%      27.0%

Other Data
Cash dividends per common share $ 1.125    $    .99  $    .87  $    .75   $   .635     $ .533
Cash dividends on common shares   416.4       379.4     339.6     300.2      273.6      241.2
Depreciation and amortization .   157.1       144.6     130.9     124.5      118.0      111.2
Number of employees . . . . . .  20,100      20,000    20,300    19,800     19,000     18,500
Average common shares outstanding
(in millions)  . . . . . . . . .  369.7       382.5     390.2     400.3      429.0      451.9
Actual common shares outstanding
at year end (in millions). . . .  364.2       372.0     387.1     399.0      403.6      444.0

Certain amounts for years prior to 1995 have been restated for the effect of discontinued
operations and a 2-for-1 stock split.

Quarterly Results of Operations
(Dollars in millions, except per share figures)


   Three Months Ended       March 31,          June 30,         September 30,   December 31,

                      1995      1994      1995      1994     1995      1994     1995      1994

Sales  . . . . . . . $1,224.2 $1,132.9 $1,332.5 $1,149.0  $1,256.8 $1,095.2 $1,290.9 $1,159.5

Gross profit . . . .    988.4    899.7  1,060.0    921.6   1,019.0    888.9  1,032.2    919.6

Income before income
 taxes . . . . . . .    377.4    337.7    365.6    309.3     334.6    299.6    317.1    280.1

Income from continuing
 operations. . . . .    284.9    255.0    276.1    233.5     252.6    226.2    239.4    211.5

Discontinued operations  (6.3)    (1.8)  (160.1)     7.2         -     (1.9)       -     (7.7)

Net income . . . . .    278.6    253.2    116.0    240.7     252.6    224.3    239.4    203.8

Earnings per common
 share from continuing
 operations  . . . .      .77      .66      .74      .61       .68      .59      .66      .56

Discontinued operations  (.02)    (.01)    (.43)     .02         -        -        -     (.02)

Earnings per common
 share . . . . . . .      .75      .65      .31      .63       .68      .59      .66      .54

____________________________________________________________________________________________

Certain amounts for 1994 have been restated for the effect of discontinued operations and a
2-for-1 stock split.  Discontinued operations includes a loss on disposal of $156.2, net of a tax benefit of $75.3, ($.42 per share), during the second quarter of 1995.



                                        APPENDIX TO EXHIBIT #13
                                        Page 1 OF 2

The page preceding the management's discussion and analysis of operations and financial condition of the 1995 annual report to shareholders presents three bar charts. Across the bottom of the page, beneath the charts, is a footnote stating that amounts prior to 1995 have been restated for the effect of discontinued operations. The following 3 sections provide the information portrayed in the charts:
_______________________________________________________________

Title: Sales

The vertical axis is in millions of dollars starting at zero, increasing in $1,000 million increments, ending at $6,000 million.
The horizontal axis is in years starting with 1991, ending with 1995.

The data points are:

1991           $3,475.4
1992           $3,944.6
1993           $4,229.1
1994           $4,536.6
1995           $5,104.4
_______________________________________________________________

Title: Research and Development

The vertical axis is in millions of dollars starting at zero, increasing in $100 million increments, ending at $800 million.
The horizontal axis is in years starting with 1991, ending with 1995.

The data points are:

1991           $416.5
1992           $510.5
1993           $567.3
1994           $610.1
1995           $656.9
_______________________________________________________________

                                                    Page 2 of 2
                                        APPENDIX TO EXHIBIT #13




_______________________________________________________________

Title: Capital Expenditures

The vertical axis is in millions of dollars starting at zero, increasing in $50 million increments, ending at $400 million.
The horizontal axis is in years starting with 1991, ending with 1995.

The data points are:

1991           $319.2
1992           $372.8
1993           $339.9
1994           $268.2
1995           $293.8
_______________________________________________________________