Form 10-K, Exhibit 13
period 1996-12-31
SCHERING PLOUGH CORP
filed 1997-03-03
CIK 310158

Exhibit 13



Financial Section of the Company's 1996
Annual Report to Shareholder



Management's Discussion and Analysis of Operations and  Financial
Condition

Sales
Consolidated sales in 1996 totaled $5.66 billion, an increase of 11 percent over 1995, due to volume growth of 13 percent tempered by price decreases of 1 percent and unfavorable foreign exchange rate fluctuations of 1 percent. This performance reflects significant gains for the CLARITIN brand of nonsedating antihistamines, which includes CLARITIN-D, a combination product with a decongestant. Worldwide CLARITIN brand sales totaled $1.15 billion in 1996, compared with $789 million in 1995.

Consolidated 1995 sales of $5.10 billion advanced 13 percent over 1994, reflecting volume growth of 10 percent and favorable foreign exchange rate fluctuations of 3 percent. This increase reflects worldwide CLARITIN brand sales growth of 56 percent in 1995.

Worldwide 1996 pharmaceutical sales of $5.05 billion rose 13 percent over 1995, due to volume growth of 15 percent tempered by price declines of 1 percent and unfavorable foreign exchange rate fluctuations of 1 percent. Worldwide sales of pharmaceutical products in 1995 increased 15 percent over 1994, reflecting volume growth of 12 percent and favorable foreign exchange rate fluctuations of 3 percent.

Domestic prescription pharmaceutical product sales grew 23 percent in 1996. Sales of allergy/respiratory products increased 21 percent, due to continued strong growth of the CLARITIN brand and increases for VANCENASE allergy and VANCERIL asthma products.

The  allergy/respiratory sales gain reflects a 25 percent decline in  sales  of the PROVENTIL (albuterol) line of asthma  products, due to increased generic competition. Sales of the PROVENTIL line
totaled   $316  million  in  1996,  with  metered-dose   inhalers
contributing 65 percent. The PROVENTIL solution, syrup and tablet formulations have been subject to generic competition and, in December 1995, generic metered-dose inhalers entered the market. In response, the Company's generic pharmaceutical marketing subsidiary, Warrick Pharmaceuticals, launched its own generic inhaler in December 1995. While generic inhalers have significantly reduced branded PROVENTIL inhaler sales, the Warrick inhaler has moderated the decline. In December 1996, the Company further enhanced its position in the albuterol asthma market by launching PROVENTIL HFA, a new metered-dose inhaler that uses an advanced delivery system and a propellant free of ozone-damaging chlorofluorocarbons. Competition from generic metered-dose inhalers will, however, continue to negatively affect future sales and profitability of the PROVENTIL (albuterol) line of asthma products.

Domestic sales of anti-infective and anticancer products rose 33 percent compared with 1995, due to increased utilization of INTRON A, the Company's alpha interferon anticancer and antiviral agent, for malignant melanoma and hepatitis C. Also contributing to the sales increase was the 1996 first quarter launch of CEDAX,
a  third-generation  cephalosporin antibiotic.   These  increases
were tempered by lower sales of EULEXIN, a prostate cancer therapy, due to branded competition. Sales of cardiovascular products advanced 36 percent, reflecting significant market share increases for IMDUR, an oral nitrate for angina, and K-DUR potassium supplement. Dermatological product sales increased 11 percent, due to higher sales of LOTRISONE, an antifungal/anti-
inflammatory   cream,   and   ELOCON,   a   mid-potency   topical
corticosteroid.

Domestic prescription pharmaceutical sales in 1995 advanced 20 percent over 1994, led by gains in allergy/respiratory products, primarily reflecting strong growth of the CLARITIN brand. Sales growth of cardiovascular and anti-infective and anticancer products was somewhat offset by lower dermatological product sales.

In  1996,  sales of international ethical pharmaceutical products increased  4  percent.  Excluding the impact of foreign  exchange
rate  fluctuations,  sales  would  have  risen  approximately   6
percent.

International sales of allergy/respiratory products advanced 5 percent over 1995, led by growth for the CLARITIN brand, tempered
by  lower  sales  of other allergy products in Japan.   Sales  of
dermatological products rose 8 percent, reflecting higher sales of ELOCON. Sales of cardiovascular products were up slightly.

International sales of anti-infective and anticancer products rose 7 percent in 1996, due primarily to gains for INTRON A.
LOSEC, an anti-ulcer treatment licensed from AB Astra, also contributed to higher overall international sales.

In 1995, international ethical pharmaceutical sales, excluding foreign exchange, increased 5 percent over 1994, reflecting gains in all therapy areas. LOSEC also contributed to the overall international sales growth in 1995.

Worldwide sales of animal health products increased 4 percent in 1996, excluding unfavorable foreign exchange rate fluctuations of 1 percent. The sales growth was driven by NUFLOR, a broad-spectrum,
multispecies  antibiotic.   Sales of animal health  products  in  1995
increased 11 percent over 1994, excluding foreign exchange.

Sales of health care products in 1996 declined 4 percent compared with 1995, as volume declines of 6 percent were partially offset by price increases of 2 percent. Over-the-counter (OTC) product sales decreased 16 percent, primarily due to aggressive private-label competition for allergy/cold products, while sun care sales were down slightly. Foot care product sales rose 9 percent due primarily to the 1996 launch of gel insoles and higher TINACTIN and LOTRIMIN AF antifungal products sales.

In 1995, health care product sales declined 4 percent as volume declines of 6 percent were partially offset by price increases of 2 percent. The sales decline largely reflected lower sales of OTC products, primarily due to competition for vaginal antifungal products.

Income Before Income Taxes
Income before income taxes totaled $1.61 billion in 1996, an increase of 15 percent over 1995. In 1995, income before income taxes of $1.39 billion grew 14 percent over $1.23 billion in 1994.















Summary of Costs and Expenses:
(Dollars in millions)
                                                                  % Increase
                             1996        1995          1994    1996/95 1995/94
Cost of sales . . . . . . $1,077.8     $1,004.8     $  906.8      7 %  11%
% of sales. . . . . . . .     19.1 %       19.7 %       20.0 %

Selling, general and
  administrative. . . . . $2,209.1     $1,990.4     $1,755.5     11 %  13 %
 % of sales . . . . . . .     39.1 %       39.0 %       38.7 %

Research and development. $  722.8     $  656.9     $  610.1     10 %   8 %
 % of sales . . . . . . .     12.8 %       12.9 %       13.4 %






Cost of sales as a percentage of sales has followed a downward trend over the past three years. The improvement reflects a favorable sales mix of higher-margin pharmaceutical products and continuing cost-containment efforts throughout the world.

Selling, general and administrative expenses in 1996 increased as a  percentage  of  sales  compared with 1995,  due  to  increased
promotional  and  selling-related  spending  primarily  for   the
CLARITIN  brand, INTRON A  and  the domestic launch  of  CEDAX.   The 1995
increase as a percentage of sales from 1994 reflects higher promotional and selling-related spending for the CLARITIN brand and INTRON A.


Research and development expenses increased $65.9 million, or  10 percent, to $722.8 million in 1996 and represented 12.8 percent, 12.9 percent and 13.4 percent of sales in 1996, 1995 and 1994, respectively. The higher spending reflects the Company's funding of both internal research efforts and research collaborations with various partners to develop a steady flow of innovative products. The Company also acquired Canji, Inc. in February 1996 to serve as its center for gene therapy research and development.

Income Taxes
The  Company's effective tax rate was 24.5 percent in 1996,  1995 and 1994. The effective tax rate for each period was lower than the U.S. statutory income tax rate, principally due to tax incentives in certain jurisdictions where manufacturing facilities are located. For additional information, see "Income Taxes" in the Notes to Consolidated Financial Statements.

Income From Continuing Operations
Income in 1996 increased 15 percent to $1.21 billion. Income in 1995 increased 14 percent over 1994. Differences in year-to-year exchange rates reduced comparative income growth in 1996, but increased it in 1995. After eliminating these exchange differences, income would have risen approximately 18 percent in 1996 and 12 percent in 1995.




Discontinued Operations
In June 1995, the Company sold its contact lens business. For additional information, see "Discontinued Operations" in the Notes to Consolidated Financial Statements.

Earnings Per Common Share
Earnings per common share were as follows:

	                                    1996     1995     1994
Earnings per common share from
 continuing operations                  $ 3.30   $ 2.85   $ 2.42

Discontinued operations -
 loss from operations                        -     (.03)    (.01)

Discontinued operations - loss on
 disposal                                    -     (.42)       -

Earnings per common share               $ 3.30   $ 2.40   $ 2.41

Average shares outstanding
 (in millions)                           367.7    369.7    382.5

Earnings  per  common share from continuing  operations  rose  16 percent  in  1996  and 18 percent in 1995.  Earnings  per  common share increased at a higher rate than income due to the Company's share repurchase programs.  Fluctuations in year-to-year exchange rates  decreased comparative growth in earnings per common  share in 1996, but increased it in 1995.  Excluding the impact of these
exchange  rate  differences,  earnings  per  common  share   from
continuing operations would have increased approximately 19 percent and 16 percent in 1996 and 1995, respectively.

Over the past three years, the Board of Directors has authorized several share repurchase programs. Under these programs, approximately 5.8 million common shares were purchased in 1996,
9.9 million common shares in 1995 and 17.2 million common shares in 1994. At year-end, the most recent $500 million program was 74 percent completed.

Environmental Matters
The  Company  has  obligations for environmental  clean-up  under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Environmental expenditures have not had and, based on information currently available, are not anticipated to have a material impact on the Company's financial statements. For additional information, see "Legal and Environmental Matters" in the Notes to Consolidated Financial Statements.

Foreign Exchange and Inflation
Sales outside of the United States represented 42 percent of
worldwide sales in 1996 and 45 percent in 1995.   Fluctuating
foreign exchange rates have affected sales and earnings, as previously discussed. Sales and earnings growth in 1997 will be negatively affected if the U.S. dollar strengthens. The Company continues to implement selective hedging strategies to mitigate the possible adverse effects of future exchange rate changes.
For additional information, see "Financial Instruments" in the Notes to Consolidated Financial Statements. Inflation has had a minimal impact on operations in recent years.

Additional Factors Influencing Operations
In the United States, many of the Company's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions, government agencies and other
buying  groups  seek  price  discounts.   In  most  international
markets, the Company operates in an environment of government-mandated cost-containment programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods of cost control.

Since the Company is unable to predict the final form and timing of any future domestic and international governmental or other health care initiatives, their effect on operations and cash flows cannot be reasonably estimated.

The market for pharmaceutical products is competitive. The Company's operations may be affected by technological advances of competitors, patents granted to competitors, new products of competitors, and generic competition as the Company's products mature. In addition, patent positions can be highly uncertain and an adverse result in a patent dispute can preclude commercialization of products or negatively affect sales of existing products. The effect on operations of competitive factors and patent disputes cannot be predicted.

Uncertainties inherent in government regulatory approval processes, including among other things delays in approval of new products, may also affect the Company's operations. The effect on operations of regulatory approval processes cannot be predicted.

Liquidity and Financial Resources
Cash generated from operations continues to be the Company's major source of funds to finance working capital, additions to property, shareholder dividends and common share repurchases.

Cash provided by operating activities totaled $1,458.5 million in 1996, $1,383.3 million in 1995 and $1,270.1 million in 1994.


Capital  expenditures amounted to $324.5 million in 1996,  $293.8 million in 1995 and $268.2 million in 1994. It is anticipated that capital expenditures will approximate $350 million in 1997 and include the cost to complete construction of a bulk chemical plant in Singapore. Commitments for future capital expenditures totaled $82.9 million at December 31, 1996.

Common shares repurchased in 1996 totaled 5.8 million shares at a cost of $388.0 million. In 1995, 9.9 million shares were repurchased for $493.8 million, and in 1994, 17.2 million shares were repurchased at a cost of $599.4 million.

Dividend payments of $474.0 million were made in 1996, compared with $416.4 million in 1995 and $379.4 million in 1994. Dividends per common share were $1.28 in 1996, up from $1.125 in 1995 and $.99 in 1994.

Short-term borrowings and current portion of long-term debt totaled $855.1 million at year-end 1996, $841.3 million in 1995 and $782.3 million in 1994. The 1995 increase was due to the reclassification of $100 million for current maturities of long-term debt. In 1996, the Company funded the repayment of current maturities of long-term debt through increased short-term borrowings.


The  Company's  ratio of debt to total capital  decreased  to  30 percent in 1996 from 36 percent in 1995, resulting primarily from an increase in shareholders' equity. The Company's liquidity and financial resources continue to be sufficient to meet its operating needs. As of December 31, 1996, the Company had $1,295 million in unused lines of credit, including $1 billion from a multi-currency unsecured revolving credit facility expiring in 2001 considered as support of commercial paper borrowings. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa3 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1996.

Securities Litigation Reform Act
Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this Annual
Report are forward-looking statements that involve risks and uncertainties, including but not limited to economic, litigation, competitive, regulatory, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in Exhibit 99.1 of the Company's December 31, 1996 Form 10K filed with the Securities and Exchange Commission.


Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Income
(Dollars in millions, except per share figures)

For The Years Ended December 31,                  1996         1995        1994
Sales . . . . . . . . . . . . . . . . . . . . .   $5,655.8     $5,104.4    $4,536.6
Costs and expenses:

  Cost of sales . . . . . . . . . . . . . . . .    1,077.8      1,004.8       906.8

  Selling, general and administrative . . . . .    2,209.1      1,990.4     1,755.5

  Research and development. . . . . . . . . . .      722.8        656.9       610.1

  Other expense, net. . . . . . . . . . . . . .       39.7         57.6        37.5
  Total costs and expenses  . . . . . . . . . .    4,049.4      3,709.7     3,309.9

Income before income taxes. . . . . . . . . . .    1,606.4      1,394.7     1,226.7
  Income taxes. . . . . . . . . . . . . . . . .      393.6        341.7       300.5

Income from continuing operations . . . . . . .    1,212.8      1,053.0       926.2

Discontinued operations:
 Loss from operations . . . . . . . . . . . . .          -        (10.2)       (4.2)
 Loss on disposal . . . . . . . . . . . . . . .          -       (156.2)          -
___________________________________________________________________________________
Net income. . . . . . . . . . . . . . . . . . .   $1,212.8     $  886.6    $  922.0

Earnings per common share:

 Continuing operations. . . . . . . . . . . . .   $   3.30     $   2.85    $   2.42

 Discontinued operations:
  Loss from operations  . . . . . . . . . . . .          -         (.03)       (.01)
  Loss on disposal. . . . . . . . . . . . . . .          -         (.42)          -
___________________________________________________________________________________

Earnings per common share . . . . . . . . . . .   $   3.30     $   2.40    $   2.41


















Statements of Consolidated Retained Earnings
(Dollars in millions, except per share figures)

For The Years Ended December 31,                1996         1995        1994
Retained Earnings, Beginning of Year. . . . . .   $4,341.8     $3,978.2    $3,435.6

  Net income. . . . . . . . . . . . . . . . . .    1,212.8        886.6       922.0

  Cash dividends on common shares (per share:
   1996, $1.28; 1995, $1.125; and 1994, $.99) .     (474.0)      (416.4)     (379.4)

  Effect of 2-for-1 stock split . . . . . . . .          -       (106.6)          -
___________________________________________________________________________________

Retained Earnings, End of Year. . . . . . . . .   $5,080.6     $4,341.8    $3,978.2

See Notes to Consolidated Financial Statements.
</Table


Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Cash Flows
(Dollars in millions)

For The Years Ended December 31,                             1996       1995       1994
Operating Activities:

  Income from continuing operations. . . . . . . . . .    $1,212.8  $1,053.0    $ 926.2
  Depreciation and amortization. . . . . . . . . . . .       173.2     157.1      144.6
  Accounts receivable. . . . . . . . . . . . . . . . .         1.6      11.3       75.2
  Inventories. . . . . . . . . . . . . . . . . . . . .      (111.9)    (63.7)     (34.1)
  Prepaid expenses and other assets. . . . . . . . . .      (144.4)   (107.9)    (122.2)
  Accounts payable and other liabilities . . . . . . .    	  327.2	    333.5	     280.4

  Net cash provided by operating activities. . . . . .     1,458.5   1,383.3    1,270.1

Investing Activities:

  Capital expenditures . . . . . . . . . . . . . . . .      (324.5)   (293.8)    (268.2)
  Reduction of investments . . . . . . . . . . . . . .          .6      45.3      181.0
  Purchases of investments . . . . . . . . . . . . . .       (77.9)    (93.2)     (37.1)
  Other, net . . . . . . . . . . . . . . . . . . . . .        (5.8)     (1.8)      (8.3)

  Net cash used for investing activities                    (407.6)   (343.5)    (132.6)

Financing Activities:

  Common shares repurchased. . . . . . . . . . . . . .      (388.0)   (493.8)    (599.4)
  Cash dividends paid to common shareholders . . . . .      (474.0)   (416.4)    (379.4)
  Net change in short-term borrowings. . . . . . . . .       113.0     (46.0)    (292.1)
  Repayment of long-term debt. . . . . . . . . . . . .      (140.2)     (1.4)      (3.7)
  Other equity transactions, net . . . . . . . . . . .        48.1      44.4       33.1
  Other, net . . . . . . . . . . . . . . . . . . . . .    	    4.7	      2.7		      7.4

  Net cash used for financing activities . . . . . . .      (836.4)   (910.5)  (1,234.1)

Effect of exchange rates on cash and cash equivalents.         (.8)     (3.2)      (4.2)
Net Cash Flow from Continuing Operations . . . . . . .       213.7     126.1     (100.8)
Discontinued operations. . . . . . . . . . . . . . . .          -       79.7       (5.8)
Net Increase (Decrease) in Cash and Cash Equivalents .       213.7     205.8     (106.6)
Cash and Cash Equivalents, Beginning of Year . . . . .       321.4     115.6      222.2

Cash and Cash Equivalents, End of Year . . . . . . . .    $  535.1  $  321.4   $  115.6


See Notes to Consolidated Financial Statements.
(/Table)


Schering-Plough Corporation and Subsidiaries

Consolidated Balance Sheets
(Dollars in millions, except per share figures)


At December 31,                                          1996        1995
ASSETS
__________________________________________________________________________
Current Assets:

     Cash and cash equivalents. . . . . . . . . . .   $  535.1    $  321.4

     Accounts receivable, less allowances:
       1996, $73.0; 1995, $69.1 . . . . . . . . . .      542.0       569.3

     Inventories. . . . . . . . . . . . . . . . . .      594.1       502.0

     Prepaid expenses, deferred income taxes
      and other current assets. . . . . . . . . . .      693.4       563.6

     Total current assets . . . . . . . . . . . . .    2,364.6     1,956.3

Property, at cost:

     Land . . . . . . . . . . . . . . . . . . . . .       41.3        41.4

     Buildings and improvements . . . . . . . . . .    1,562.6     1,528.2

     Equipment. . . . . . . . . . . . . . . . . . .    1,296.3     1,250.8

     Construction in progress . . . . . . . . . . .      462.3       315.6

     Total. . . . . . . . . . . . . . . . . . . . .    3,362.5     3,136.0

     Less accumulated depreciation. . . . . . . . .    1,116.2     1,037.1

     Property, net. . . . . . . . . . . . . . . . .    2,246.3     2,098.9

Other Assets. . . . . . . . . . . . . . . . . . . .      787.2       609.4

                                                      $5,398.1    $4,664.6




                                                        1996         1995

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

    Accounts payable . . . . . . . . . . . . . . .    $  560.6     $  509.5

    Short-term borrowings and current portion of
      long-term debt . . . . . . . . . . . . . . .       855.1        841.3

    U.S., foreign and state income taxes . . . . .       458.7        384.2

    Accrued compensation . . . . . . . . . . . . .       205.3        205.1

    Other accrued liabilities. . . . . . . . . . .       519.4        422.0

    Total current liabilities. . . . . . . . . . .     2,599.1      2,362.1

Long-Term Liabilities:

    Long-term debt . . . . . . . . . . . . . . . .        46.4         87.1

    Deferred income taxes. . . . . . . . . . . . .       267.4        255.1

    Other long-term liabilities. . . . . . . . . .       425.3        337.4

    Total long-term liabilities. . . . . . . . . .       739.1        679.6

Shareholders' Equity:

    Preferred shares - authorized 50,000,000
     shares, $1 par value; issued - none . . . . .           -            -

    Common shares - 600,000,000 authorized shares,
     $1 par value; issued - 1996, 507,368,360;
     1995, 502,965,382 . . . . . . . . . . . . . .       507.4        503.0

    Paid-in capital. . . . . . . . . . . . . . . .       172.3         49.5

    Retained earnings. . . . . . . . . . . . . . .     5,080.6      4,341.8

    Foreign currency translation adjustment and
     other . . . . . . . . . . . . . . . . . . . .      (140.6)      (103.9)

    Total. . . . . . . . . . . . . . . . . . . . .     5,619.7      4,790.4

    Less treasury shares, at cost - 1996,
     142,001,799 shares; 1995,138,796,653 shares .     3,559.8      3,167.5

    Total shareholders' equity . . . . . . . . . .     2,059.9      1,622.9

                                                      $5,398.1     $4,664.6

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

Debt and Equity Investments

Investments, included in other non-current assets, consist of debt and equity securities held primarily in non-qualified trusts to fund benefit obligations. For purposes of Statement of Financial Accounting Standards
(SFAS) No. 115, all of the Company's investment securities are classified as available for sale and, accordingly, are carried at fair value. Gains and losses during 1996, 1995 and 1994, based on the specific identification method, were not material. Unrealized gains and losses are included in shareholders' equity until realized.

Inventories

Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for substantially all domestic inventories. The cost of all other inventories is determined by the first-in, first-out method.



Depreciation

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $149.2, $142.7, and $134.3 in 1996, 1995 and 1994, respectively.


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

Net foreign exchange losses included in income were $10.9, $4.0 and $6.0 in 1996, 1995 and 1994, respectively.

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



Discontinued Operations

On June 28, 1995, the Company sold its contact lens business. In connection therewith, the Company recorded a loss on disposal of $156.2, net of a tax benefit of $75.3, ($.42 per share). Proceeds from the sale were $47.5. Contact lens sales during 1995 through the date of disposition were $46.2. Sales for the year ended December 31, 1994, were $120.5. Loss from discontinued operations for the years ended December 31, 1995 and 1994 is net of tax benefits of $7.0 and $9.3, respectively.


Financial Instruments

The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.



                                 December 31, 1996     December 31, 1995
                             Carrying    Estimated    Carrying   Estimated
                                Value    Fair Value      Value   Fair Value
ASSETS:
 Cash and cash equivalents	    $535.1       $535.1      $321.4      $321.4
 Debt and equity investments    148.0        148.0       142.6       142.6

LIABILITIES:
  Short-term borrowings	        855.1        855.1       841.3       842.0
  Long-term debt		          	    46.4         46.4        87.1        88.9
 Derivative Financial
  Instruments:
  Interest rate swap contracts      -            -         1.5         1.5
  Foreign currency swap
    contracts		        	         47.9         64.5        64.5        81.3
</Table




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


Derivatives

The Company has not used derivative financial instruments to manage overall interest rate or exchange rate risk. Further, the Company has not used derivative financial instruments to speculate. The use of derivative financial instruments has been limited to:

   Hedging selected foreign exchange exposures that arise from international operations, and

   International cash management.

Hedging Selected Foreign Exchange Exposures

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

                                       1996      1995     1994

    Europe, Middle East and Africa    $287.9    $264.1    $235.5

    Latin America                      107.5     104.5     101.8

    Canada, Pacific Area and Asia      132.0     128.5     138.8

To date, management has not deemed it cost-effective to engage in a formula-based program of hedging the profitability of these operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S.
dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates.

Net Investment in Foreign Subsidiaries

In the early 1980s, the Company significantly changed its operating structure in Japan. About the same time, the Company decided to partially hedge its net investment in Japan. At December 31, 1996, the net investment in the subsidiary was approximately 17.7 billion yen.



Long-term foreign currency interest rate swap contracts have been used to hedge this net investment. One contract outstanding at December 31, 1996, matures in 1997 and provides for the payment of 5 billion yen in exchange for the receipt of $21.1. A second contract provides for the payment of
4.9 billion yen in exchange for the receipt of $20. This contract, which matures in 2005, is callable annually by either party. The net liability under these contracts is included in other accrued liabilities. Under a third contract, which matures in 2002, the Company will pay 5 billion yen and will receive $39.2. The net liability under this contract is included in other long-term liabilities. There have been no purchases, sales or maturities of foreign currency interest rate swap contracts during 1996 and 1995. In accordance with SFAS No. 52, the foreign currency obligations under these contracts are recorded using foreign exchange spot rates in effect at year-end. The Company estimates that a 50 basis point reduction in interest rates would favorably affect the fair value of these contracts by approximately $.4 and a 1 percent stronger dollar-to-yen exchange rate would favorably affect the estimated fair value by approximately $1.9.

The investment in the Japanese subsidiary is the only net investment that is hedged at year-end using derivative financial instruments.

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

From 1993 to 1995, the Company changed the original market risk of these arrangements by entering into partially offsetting contracts. At December
31, 1996, the $650 and $950 arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps.
At December 31, 1996, the market value of these arrangements was nil. At
December 31, 1995, the market value of these arrangements was a liability of $1.5. It is estimated that a 50 basis point change in interest rate structure could change the market value of these arrangements by approximately $2.8.

The above interest rate swaps are recorded at market value with changes in market value recorded in earnings. Annual net cash flows for payments and receipts under the contracts are not material.

Commitments

Total rent expense amounted to $36.5 in 1996, $31.4 in 1995 and $26.1 in 1994. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1996, range from $21.4 in 1997 to $3.5 in 2001, with aggregate minimum lease obligations of $7.4 due thereafter.

The Company has commitments related to future capital expenditures totaling
$82.9 as of December 31, 1996.

Borrowings

Short-term borrowings consist of commercial paper issued in the United
States, bank loans and notes payable. Commercial paper outstanding at December 31, 1996 and 1995 was $784.3 and $689.0, respectively. Bank loans and notes payable at December 31, 1996 and 1995 totaled $66.0 and $52.1, respectively. The weighted- average interest rate for short-term borrowings at December 31, 1996 and 1995 was 5.8 percent and 6.1 percent, respectively.

As of December 31, 1996, the Company has a $1,000 multi-currency unsecured revolving credit facility expiring in 2001 from a syndicate of financial institutions. This facility is available for general corporate purposes and is considered as support for the Company's commercial paper borrowings.
 This line of credit does not require compensating balances; however, a nominal commitment fee is paid. No amounts were outstanding under this facility at December 31, 1996. In addition, the Company's foreign subsidiaries had available $295 in unused lines of credit from various financial institutions at December 31, 1996. Generally, these credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

Long-term debt, including current maturities, at December 31 consisted of the following:


                                                1996       1995
Notes, 7.8%, due 1996 . . . . . . . . . . . . $    -    $ 100.0
Industrial revenue bonds, due 2013: 1996,
3.8%; 1995, 3.8% - 12.0%. . . . . . . . . . .   40.0       80.0
Other . . . . . . . . . . . . . . . . . . . .   11.2        7.3
                                                51.2      187.3
Current maturities. . . . . . . . . . . . . .   (4.8)    (100.2)
Total long-term debt. . . . . . . . . . . . . $ 46.4    $  87.1

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200.0 of debt securities. These securities may be offered from time to time on terms to be determined at the time of sale. As of December 31, 1996, no debt securities have been issued pursuant to this registration.

Interest Income and Interest Expense

Interest income for 1996, 1995 and 1994 was $32.8, $22.6 and $17.2, respectively.

Interest expense, net of amounts capitalized as part of the construction cost of property, plant and equipment, for 1996, 1995 and 1994 was $45.4, $57.6 and $56.2, respectively. Interest costs of $10.8, $11.4 and $11.4 in 1996, 1995 and 1994, respectively, have been capitalized and included in the cost of property, plant and equipment. Total cash payments for interest, net of amounts capitalized, were $52.0, $56.3 and $54.9 in 1996, 1995 and 1994, respectively.

Interest income and interest expense are included in other expense, net.

Stock Incentive Plans

Under the terms of the Company's 1992 Stock Incentive Plan, 18 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 1997. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than 10 years after the date of the grant. Standard options granted generally have a one-year vesting term. Other options granted vest 20 percent per year for five years starting in the fifth year after the date of grant.
Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in up to five equal annual installments generally commencing one year from the date of the award.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation," in October 1995. Under SFAS No. 123, companies can either continue to account for stock compensation plans pursuant to existing accounting standards or elect to expense the value derived from using an option pricing model such as Black-Scholes. The Company will continue to apply existing accounting standards. However, SFAS No. 123 requires disclosure of pro forma net income and earnings per share as if the Company had adopted the expensing provisions of SFAS No. 123. Based on Black-Scholes values, pro forma net income for 1996 and 1995 would be $1,196.5 and $882.8, respectively;
pro forma earnings per common share for 1996 and 1995 would be $3.25 and $2.39, respectively.

The following table summarizes stock option activity over the past two years under the current and prior plans:

                                                      Weighted-
                                                      Average
                                            Number    Exercise
                                           of Shares   Price
   Outstanding at January 1, 1995          9,653,934   $23.83
     Granted                               1,911,920   $45.90
     Exercised                            (1,743,223)  $25.08
     Canceled or expired                     (99,854)  $33.44
   Outstanding at December 31, 1995        9,722,777   $28.44
     Granted                               3,097,374   $57.44
     Exercised                            (2,404,461)  $22.83
     Canceled or expired                    (276,312)  $41.55
   Outstanding at December 31, 1996       10,139,378   $38.28

Options exercisable at December 31, 1995   6,346,127   $24.64
Options exercisable at December 31, 1996   5,474,076   $27.83

In 1996 and 1995, the Company awarded deferred stock units totaling 881,030 and 824,560, respectively. The weighted-average fair value of these deferred stock units was $56.07 and $39.37 per unit in 1996 and 1995, respectively. The expense recorded in 1996 and 1995 for deferred stock units was $26.9 and $23.4, respectively.

The weighted-average Black-Scholes value per option granted in 1996 and 1995 was $12.43 and $11.28, respectively.
The following weighted-average assumptions were used in the Black-Scholes option pricing model for options granted in 1996 and 1995:


                                      1996              1995

	Dividend yield                       2.8%              2.8%
	Volatility                            20%               20%
	Risk-free interest rate              5.7%              6.6%
	Expected term of options (in years)    5                 5

For options outstanding and exercisable at December 31, 1996, the exercise price ranges and average remaining lives were:


                   Options Outstanding                Options Exercisable

                           Weighted-   Weighted-                   Weighted-
Range of    Number         Average      Average      Number        Average
Exercise   Outstanding    Remaining    Exercise    Exercisable     Exercise
 Prices    at 12/31/96      Life	      Price 	     at 12/31/96       Price
$12 to $29   3,791,558        4         $22.62     3,027,558        $23.07

$30 to $51   2,586,518        8         $33.72     2,446,518        $33.71

$52 to $68   3,761,302        9         $57.20             -             -

            10,139,378        7         $38.28     5,474,076        $27.83


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

Upon becoming exercisable, each Right will entitle the holder to purchase one four-hundredth of a share of Series A Junior Participating Preferred Stock, par value $1 per share, of the Company at an exercise price of $62.50. In the event that the Company is acquired pursuant to a merger, or 50 percent or more of its consolidated assets or earning power are sold, each Right will entitle its holder to purchase shares of the acquiring company having a market value of $125.00 for $62.50. In the event that any person or group becomes the beneficial owner of 20 percent or more of the common shares, each Right will entitle its holder (other than such person or members of such group) to purchase common shares of the Company having a market value of twice the exercise price of the Right. The Company may redeem the Rights at $.0025 per Right at any time prior to the acquisition, by a person or group, of 20 percent or more of the Company's outstanding common shares. The Rights will expire on August 9, 1999, unless earlier redeemed.

A summary of activity in common shares, paid-in capital and treasury shares follows (number of shares in millions):


                                 Common  Paid-in   Treasury Shares
                                 Shares  Capital    Number  Amount
Balance at January 1, 1994. . .  $251.5  $  80.9     58.0   $2,069.9

 Stock incentive plans. . . . .       -     52.4     (1.1)       2.3

 Purchase of treasury shares. .       -        -      8.6      599.4
____________________________________________________________________

Balance at December 31, 1994. .   251.5    133.3     65.5    2,671.6

 Effect of 2-for-1 stock split.   251.5   (145.0)    65.4          -

 Stock incentive plans. . . . .       -     61.2     (2.0)       2.1

 Purchase of treasury shares. .       -        -      9.9      493.8
____________________________________________________________________

Balance at December 31, 1995. .   503.0     49.5    138.8    3,167.5

 Stock incentive plans. . . . .       -     92.4     (2.6)       4.3

 Settlement of warrants . . . .     3.4    (23.1)       -          -

 Purchase of treasury shares. .       -        -      5.8      388.0

 Shares issued for purchase of
   Canji, Inc.  . . . . . . . .     1.0     53.5        -          -

Balance at December 31, 1996. .  $507.4   $172.3    142.0    $3,559.8
</Table









Inventories

Year-end inventories consisted of the following:

                                                  1996        1995

Finished products . . . . . . . . . . . . . .    $296.7    $213.2
Goods in process. . . . . . . . . . . . . . .     173.0     179.4
Raw materials and supplies. . . . . . . . . .     124.4     109.4
Total inventories . . . . . . . . . . . . . .    $594.1    $502.0

Inventories valued on a last-in, first-out basis comprised approximately 45 percent and 39 percent of total inventories at December 31, 1996 and 1995, respectively. The estimated replacement cost of total inventories at December 31, 1996 and 1995 was $644.5 and $549.7, respectively.

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

The components of the net pension expense for all Company-sponsored plans were as follows:

                                            1996     1995     1994

Service cost - benefits earned during
  the year. . . . . . . . . . . . . . .    $ 37.1  $ 29.1   $ 32.2
Interest cost on projected benefit
  obligations . . . . . . . . . . . . .      49.6    47.0     42.0
Actual return on plan assets  . . . . .     (98.8) (152.8)      .5
Net amortization and deferral . . . . .      18.5    78.8    (68.4)
 Net pension expense . . . . . . . . . .   $  6.4  $  2.1   $  6.3

The year-to-year changes in the net amortization and deferral component of pension expense are principally attributable to differences between actual and expected returns on plan assets.

The actuarial present value of benefit obligations and qualified assets of the plans at December 31 was as follows:







                                          Over-funded       Under-funded
                                              plans             plans
                                          1996    1995       1996    1995
Projected benefit obligations:

  Accumulated benefit obligations,
   including vested benefits of
   $604.5 in 1996 and $571.4 in 1995. . . $519.9  $532.4    $116.3  $ 83.9
   Effect of future salary increases. . .   87.9    85.6      30.3    25.8

Total projected benefit obligations . . .  607.8   618.0     146.6   109.7
Plan assets at fair value,
  primarily stocks and bonds. . . . . . .  876.9   822.4      36.1    17.3

Plan assets over (under) projected
  benefit obligations . . . . . . . . . .  269.1   204.4    (110.5)  (92.4)

Unrecognized net transition (asset)
  liability . . . . . . . . . . . . . . .  (67.2)  (77.4)      4.3     6.1
Unrecognized prior service cost . . . . .    5.7     5.6       5.3     7.6
Unrecognized net (gain) loss. . . . . . .  (69.9)   (9.8)     34.2    20.9
Net pension asset (liability) . . . . . . $137.7  $122.8    $(66.7) $(57.8)
</Table



In addition to the plan assets indicated above, at December 31, 1996 and 1995, securities of $70.8 and $64.5, respectively, were held in non-qualified trusts designated to provide pension benefits for certain plans presented as under-funded.

The discount rate used in determining the projected benefit obligation for the Company's U.S. plans was 7.5 percent at December 31, 1996, and 7.0 percent at December 31, 1995. The weighted-average discount rate for the Company's non-U.S. plans was 6.7 percent at December 31, 1996, and 7.1 percent at December 31, 1995. The weighted-average rate of increase in future compensation levels for all plans was 4.2 percent at December 31, 1996 and 1995. The weighted-average expected long-term rate of return on plan assets was approximately 10 percent for both years.

The 1996 discount rate change reduced the total projected benefit obligation by approximately $39.1. The remaining change reflects 1996 service and interest costs.

The Company has a defined contribution profit-sharing plan covering substantially all of its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $59.9, $57.8, and $56.4 in 1996, 1995 and 1994, respectively.

Other Post-retirement Benefits

The Company provides post-retirement health care and other benefits to its eligible U.S. retirees and their dependents. Eligibility for benefits depends upon age and years of service. Retirees share in the cost of the health care benefits.

Health care benefits for retirees in most countries other than the United
States are provided through local government-sponsored plans. The direct cost of Company-sponsored, non-U.S. plans is not significant. Accordingly, these plans are excluded from the following disclosures.

The components of net post-retirement benefit expense (income) were as follows:



                                                     1996     1995     1994
Service cost - benefits earned during the year. . . $ 4.9    $ 3.9    $ 5.7
Interest cost on accumulated post-retirement
 benefit obligation . . . . . . . . . . . . . . . .  11.1     10.7     10.3
Actual return on plan assets. . . . . . . . . . . . (21.9)   (35.4)     2.0
Net deferral. . . . . . . . . . . . . . . . . . . .   6.8     20.3    (15.5)
Post-retirement benefit expense (income). . . . . . $  .9    $ (.5)   $ 2.5


The year-to-year changes in the net deferral component of post-retirement benefit expense (income) are principally attributable to differences between actual and expected returns on plan assets.

The accumulated post-retirement benefit obligation and funded status at
December 31 were as follows:
                                                          1996     1995

Accumulated post-retirement benefit
  obligation attributable to:
    Retirees. . . . . . . . . . . . . . . . . . . . . .  $ 84.6   $83.4
    Fully eligible active plan participants . . . . . .    24.5    30.1
    Other active plan participants. . . . . . . . . . .    46.8    50.4
Accumulated post-retirement benefit obligation. . . . .   155.9   163.9
Plan assets at fair value, primarily stocks and bonds .   191.6   179.4
Plan assets in excess of accumulated post-retirement
  benefit obligation. . . . . . . . . . . . . . . . . .    35.7    15.5
Unrecognized net gain . . . . . . . . . . . . . . . . .   (44.2)  (23.1)
Accrued post-retirement benefit liability . . . . . . .  $ (8.5)  $(7.6)

The assumed health care cost trend rates used for measurement purposes were
9.0 percent for 1997, trending down to 5.0 percent by 2003. The weighted-average discount rate used was 7.5 percent at December 31, 1996, and 7.0 percent at December 31, 1995. The weighted-average expected long-term rate of return on plan assets was 9 percent at December 31, 1996 and 1995.

Earnings on plan assets that have been segregated for tax purposes and funded through a Voluntary Employee Benefit Association (VEBA) trust are subject to a tax rate of 39.6 percent. In 1993, the Company fully funded its initial accumulated benefit obligation. Future funding is at the discretion of the Company.

The 1996 discount rate change reduced the accumulated benefit obligation by approximately $9.6.

At December 31, 1996, a 1 percent increase in the assumed health care cost trend rate would increase the combined service and interest cost by approximately 15 percent and the accumulated post-retirement benefit obligation by approximately 11 percent.

Income Taxes

U.S. and foreign operations contributed to income before income taxes as follows:
                                           1996     1995     1994
United States. . . . . . . . . . . . .  $1,090.6 $  916.7 $  765.6
Foreign. . . . . . . . . . . . . . . .     515.8    478.0    461.1
Total income before income taxes . . .  $1,606.4 $1,394.7 $1,226.7

The components of income tax expense were as follows:

                                            1996     1995     1994
Current:
  Federal. . . . . . . . . . . . . . .    $296.5   $262.1   $120.6
  Foreign. . . . . . . . . . . . . . .     122.0     93.7    119.2
  State. . . . . . . . . . . . . . . .      13.7     29.3     19.6
  Total current. . . . . . . . . . . .     432.2    385.1    259.4
Deferred:
  Federal and state. . . . . . . . . .     (24.5)   (23.1)    51.3
  Foreign. . . . . . . . . . . . . . .     (14.1)   (20.3)   (10.2)
  Total deferred . . . . . . . . . . .     (38.6)   (43.4)    41.1
Total income tax expense . . . . . . .    $393.6   $341.7    300.5


The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:


                                            1996      1995     1994
U.S. statutory tax rate. . . . . . . . .   35.0%     35.0%    35.0%
Increase (decrease) in taxes resulting
 from:
  Lower rates in other jurisdictions,
   net . . . . . . . . . . . . . . . . .  (10.3)    (10.7)    (9.8)
  Research tax credit. . . . . . . . . .    (.4)      (.3)     (.6)
  All other, net . . . . . . . . . . . .     .2        .5      (.1)
Effective tax rate . . . . . . . . . . .   24.5%     24.5%    24.5%

The lower rates in other jurisdictions are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates for years through 2010.

As of December 31, 1996 and 1995, the Company had total deferred tax assets of $485.3 and $426.6, respectively, and deferred tax liabilities of $406.7 and $379.5, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 1996 and 1995 were for operating costs not currently deductible for tax purposes and totaled $374.2 and $302.7, respectively. Significant deferred tax liabilities at December 31, 1996 and 1995 were for depreciation differences, $219.0 and $207.4, respectively, and retirement plans, $47.0 and $41.0, respectively. Other current assets include deferred income taxes of $344.5 and $300.9 at December 31, 1996 and 1995, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 1996, approximated $2,181.7. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 1996, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1988 and there are no unresolved issues outstanding for those years.

Total income tax payments during 1996, 1995 and 1994 were $306.2, $318.9 and $173.1, respectively.





Legal and Environmental Matters

The Company has responsibilities for environmental clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for clean-up costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency, and/or studies prepared by independent engineers and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or clean-up when it is probable a loss has been incurred.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can reasonably be estimated.

The recorded liabilities for the above matters at December 31, 1996 and 1995, and the related expenses incurred during the three years ended December 31, 1996, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental related liabilities. Management believes that, except for the matters discussed in the following paragraphs, it is remote that any material liability in excess of the amounts accrued will be incurred.

The Company is a defendant in more than 160 antitrust actions commenced in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs. One of the federal cases is a class action on behalf of approximately two-thirds of all retail pharmacies in the United States alleging a price-fixing conspiracy. The Company has agreed to settle the federal class action for a total of $22.1 payable over three years. The settlement provides, among other things, that the Company shall not refuse to grant discounts on brand-name prescription drugs to a retailer based solely on its status as a retailer and that, to the extent a retailer can demonstrate its ability to affect market share of a Company brand name prescription drug in the same manner as a managed care organization with which the retailer competes, it will be entitled to negotiate similar incentives subject to the rights, obligations, exemptions and defenses of the Robinson-Patman Act and other laws and regulations. The District Court approved the settlement of the federal class action on June 21, 1996. In early July, the Seventh Circuit Court of Appeals agreed to review before trial the District Court's denial of defendant's summary judgment motion seeking dismissal of all claims by indirect purchasers of pharmaceutical products in all remaining cases before the District Court. In addition, the Seventh Circuit Court of Appeals will hear an appeal by the plaintiffs from the grant of summary judgment to the wholesaler defendants and an appeal by certain plaintiffs from the approval of the settlement by the District Court. Four of the state antitrust cases have been certified as class actions. Two are class actions on behalf of certain retail pharmacies in California and Wisconsin, and the other two are class actions in California and the District of Columbia, on behalf of certain consumers of prescription medicine. Plaintiffs seek treble damages in an unspecified amount and an injunction against the allegedly unlawful conduct. The Company believes that all the antitrust actions are without merit and is defending itself vigorously against all such claims.

On March 13, 1996, the Company was notified that the United States Federal Trade Commission (FTC) is investigating whether the Company, along with other pharmaceutical companies, conspired to fix prescription drug prices.
 The Company has provided a substantial amount of documentation to the FTC. The Company vigorously denies that it has engaged in any price-fixing conspiracy.

The Company is a defendant in a state court action in Texas brought by Foxmeyer Health Corporation, the parent of a pharmaceutical wholesaler that filed for bankruptcy in August 1996, against another pharmaceutical wholesaler and 11 pharmaceutical companies alleging that the defendants conspired to drive the plaintiff out of business. Plaintiff is seeking damages in the amount of $400. The Company believes that this action is without merit and is defending itself vigorously against all claims.

Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events


Quarterly results of operations (Unaudited)

Three Months Ended    March 31,           June 30,          September 30,        December 31,


                    1996      1995      1996      1995      1996      1995      1996      1995
Sales. . . . . .  $1,382.7  $1,224.2  $1,476.6  $1,332.5  $1,382.2  $1,256.8  $1,414.3  $1,290.9

Cost of sales. .     262.7     235.8     287.0     272.5     257.7     237.8     270.4     258.7

Gross profit . .  $1,120.0  $  988.4  $1,189.6  $1,060.0  $1,124.5  $1,019.0  $1,143.9  $1,032.2

Selling, general
 and
 administrative .    503.3     455.8     578.6     511.9     562.7     509.7     564.5     513.0
Research and
 development . .     162.9     147.2     177.9     162.1     182.0     165.8     200.0     181.8
Other, net . . .      21.2       8.0      13.1      20.4      (6.6)      8.9      12.0      20.3

Income before
 income taxes. .     432.6     377.4     420.0     365.6     386.4     334.6     367.4     317.1
Income taxes . .     106.0      92.5     102.9      89.5      94.7      82.0      90.0      77.7
Income from
 continuing
 operations. . .     326.6     284.9     317.1     276.1     291.7     252.6     277.4     239.4
Discontinued
 operations: . .         -      (6.3)        -    (160.1)        -         -         -         -
Net income . . .  $  326.6  $  278.6  $  317.1  $  116.0  $  291.7  $  252.6  $  277.4  $  239.4

Earnings per
 common share
 from continuing
 operations. . .  $    .89  $    .77  $    .86  $    .74  $    .79  $    .68  $    .76  $    .66
 Discontinued
  operations . .         -      (.02)        -      (.43)        -         -         -         -
Earnings per
  common share .  $    .89  $    .75  $    .86  $    .31  $    .79  $    .68  $    .76  $    .66
Common shares
 outstanding at
 period end (in
 millions)           368.4     372.1     369.7     372.3     369.4     367.6     365.4     364.2

Discontinued operations includes a loss on disposal of $156.2, net of a tax benefit of $75.3,
($.42 per share), during the second quarter of 1995.
</Table



Business Segment Data
Schering-Plough Corporation is a holding company whose subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide. Pharmaceutical products include prescription drugs and animal health products. Health care products include over-the-counter, foot care and sun care products sold primarily in the United States



Sales and Operating Profit by Industry Segment
                                           Sales                        Profit
                                    1996    1995      1994       1996     1995     1994
Pharmaceutical products. . .    $5,049.2  $4,471.7  $3,880.2   $1,591.7   $1,380.6 $1,204.4
Health care products . . . .       606.6     632.7     656.4      138.6      153.6    158.9
Total sales and operating
 profit. . . . . . . . . . .     5,655.8   5,104.4   4,536.6    1,730.3    1,534.2  1,363.3
General corporate
 revenue and expense . . . .                                      (78.5)     (81.9)   (80.4)
Interest expense . . . . . .                                      (45.4)     (57.6)   (56.2)
Consolidated sales
 and pre-tax profit. . . . .    $5,655.8  $5,104.4  $4,536.6   $1,606.4   $1,394.7 $1,226.7

Identifiable Assets, Capital Expenditures, Depreciation and Amortization by Industry Segment
                                                   Capital              Depreciation and
                         Assets                  Expenditures              Amortization
                 1996     1995     1994     1996     1995     1994     1996    1995     1994
Pharmaceutical
 products. . . $4,099.4 $3,608.7 $3,544.5 $  308.1 $  275.5 $  243.8 $  152.0 $ 134.9 $ 121.2
Health care
 products. . .    374.5    373.2    395.2     14.0     17.4     21.5     15.9    16.9    18.2
Industry
 segment
 totals. . . .  4,473.9  3,981.9  3,939.7    322.1    292.9    265.3    167.9   151.8   139.4
Corporate. . .    924.2    682.7    386.0      2.4       .9      2.9      5.3     5.3     5.2
Consolidated
 assets,
 capital
 expenditures,
 depreciation
 and
 amortization. $5,398.1 $4,664.6 $4,325.7 $  324.5 $  293.8 $  268.2 $  173.2 $ 157.1 $ 144.6




Sales, Operating Profit and Identifiable Assets by Geographic Area

                          Sales                     Profit                   Assets
                 1996     1995     1994     1996     1995     1994     1996    1995     1994
United States.$3,283.4 $2,804.9 $2,470.2 $1,202.9 $1,037.1 $  887.2 $2,472.2$2,234.8 $2,344.2
Europe, Middle
 East & Africa 1,375.9  1,277.3  1,045.7    287.9    264.1    235.5  1,159.4 1,058.6    887.5
Latin America.   385.0    373.8    387.0    107.5    104.5    101.8    303.8   278.2    278.4
Canada, Pacific
 Area & Asia .   611.5    648.4    633.7    132.0    128.5    138.8    538.5   410.3    429.6
Total sales,
 operating profit
 & identifiable
 assets. . . .$5,655.8 $5,104.4 $4,536.6 $1,730.3 $1,534.2 $1,363.3 $4,473.9 $3,981.9$3,939.7


Sales, operating profit and identifiable assets as presented are associated with each geographic area, based on the location of the ultimate customers. The Company maintains manufacturing facilities in certain countries for the production of several significant finished and semi-finished products for distribution to domestic and foreign subsidiaries. The sales, operating profit and identifiable assets of these facilities have been included in the geographic area in which the ultimate customers are located.











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

It is our opinion that the Company's system of internal accounting controls in effect as of December 31, 1996, provides reasonable assurance that the financial statements and related data in this Annual Report are fairly presented in accordance with generally accepted accounting principles.





/s/Richard Jay Kogan       /s/Jack L. Wyszomierski      /s/Thomas H. Kelly
   President and              Executive Vice President     Vice President
   Chief Executive Officer    and Chief Financial          and Controller
                              Officer





















INDEPENDENT AUDITORS' REPORT
DELOITTE & TOUCHE LLP

Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1996 and 1995 and the related statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1996 and 1995 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.



/s/Deloitte & Touche LLP
   Parsippany, New Jersey
   February 14, 1997
















COMMON SHARE DIVIDENDS AND MARKET DATA

During 1996, the Board of Directors increased the quarterly dividend rate from $.29 per share to $.33 per share, a 14 percent increase. Dividends paid on common shares in 1996 and 1995 totaled $474.0 million and $416.4 million, respectively. The following table reflects the quarterly dividends per share paid over the last two years.


                     Quarter     1996        1995
                     1st       $  .29     $  .255
                     2nd          .33        .29
                     3rd          .33        .29
                     4th          .33        .29
                               $ 1.28     $ 1.125

The approximate number of holders of record of common shares as of December 31, 1996, was 35,000.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The following table reflects the reported high and low sale prices for the common shares in each of the calendar quarters during the past two years.


                      1996                   1995
Quarter        High          Low       High        Low

1st         $ 61 3/8      $ 51 1/2  $ 39 7/16    $  35 13/16
2nd           62 3/4        53 1/2    45 3/8        36 3/4
3rd           63 1/8        55        52 1/2        43
4th           72 1/4        62        60 5/8        51 3/4
__________________________________________________________


Schering-Plough Corporation and Subsidiaries
Six-Year Selected Financial & Statistical Data(Dollars in millions, except per share figures)
                                 1996       1995       1994      1993       1992      1991
Operating Results
Sales . . . . . . . . . . . . . $5,655.8  $5,104.4   $4,536.6  $4,229.1  $3,944.6   $3,475.4
Income before income taxes. . .  1,606.4   1,394.7    1,226.7   1,073.1     962.8      847.6
Income from continuing operations
 before extraordinary item and
 cumulative effect of
 accounting changes . . . . . .  1,212.8   1,053.0      926.2     815.6     722.1      635.7
Discontinued operations . . . .        -    (166.4)      (4.2)      9.4      (2.1)       9.9
Extraordinary item. . . . . . .        -         -          -         -     (26.7)         -
Cumulative effect of accounting
 changes. . . . . . . . . . . .        -         -          -     (94.2)     27.1          -
Net income. . . . . . . . . . .  1,212.8     886.6      922.0     730.8     720.4      645.6
Earnings per common share from
 continuing operations before
 extraordinary item and cumulative
 effect of accounting changes .     3.30      2.85        2.42      2.09      1.80       1.48
Discontinued operations . . . .        -      (.45)       (.01)      .02         -        .02
Extraordinary item. . . . . . .        -         -           -         -      (.07)         -
Cumulative effect of accounting
 changes. . . . . . . . . . . .        -         -           -      (.24)      .07          -
Earnings per common share . . .     3.30      2.40        2.41      1.87      1.80       1.50
___________________________________________________________________________________________
Investments
Research and development  . . . $  722.8   $ 656.9    $  610.1  $  567.3  $  510.5   $  416.5
Capital expenditures  . . . . .    324.5     293.8       268.2     339.9     372.8      319.2

Financial Condition
Property, net . . . . . . . . . $2,246.3  $2,098.9    $2,082.3  $1,967.7  $1,748.5   $1,490.4
Total assets. . . . . . . . . .  5,398.1   4,664.6     4,325.7   4,316.9   4,156.6    4,013.2
Long-term debt. . . . . . . . .     46.4      87.1       185.8     182.3     184.1      753.6
Shareholders' equity. . . . . .  2,059.9   1,622.9     1,574.4   1,581.9   1,596.9    1,346.1
Net book value per common share     5.64      4.46        4.23      4.09      4.00       3.34

Financial Statistics
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting
 changes as a percent of sales.     21.4%     20.6%       20.4%     19.3%     18.3%      18.3%
Net income as a percent of sales    21.4%     17.4%       20.3%     17.3%     18.3%      18.6%
Return on average shareholders'
 equity . . . . . . . . . . . .     65.9%      55.5%      58.4%     46.0%     49.0%      37.7%
Effective tax rate  . . . . . .     24.5%      24.5%      24.5%     24.0%     25.0%      25.0%
Other Data
Cash dividends per common share   $ 1.28    $ 1.125   $    .99  $    .87  $    .75   $   .635
Cash dividends on common shares    474.0      416.4      379.4     339.6     300.2      273.6
Depreciation and amortization .    173.2      157.1      144.6     130.9     124.5      118.0
Number of employees . . . . . .   20,600     20,100     20,000    20,300    19,800     19,000
Average common shares outstanding
(in millions)  . . . . . . . . .   367.7      369.7      382.5     390.2     400.3      429.0
Common shares outstanding
at year-end (in millions). . . .   365.4      364.2      372.0     387.1     399.0      403.6
</Table


                                            APPENDIX TO EXHIBIT #13
                                            Page 1 OF 2

The page preceding the management's discussion and analysis of operations and financial condition of the 1996 annual report to shareholders presents three bar charts. The following three sections provide the information portrayed in the charts:
_______________________________________________________________

Title: Sales


The vertical axis is in millions of dollars starting at zero, increasing in $1,000 million increments, ending at $6,000 million. The horizontal axis is in years starting with 1992, ending with 1996.

The data points are:

1992		           $3,944.6
1993		           $4,229.1
1994		           $4,536.6
1995             $5,104.4
1996             $5,655.8
---------------------------------------------------------------
Title: Research and Development

The vertical axis is in millions of dollars starting at zero, increasing in $125 million increments, ending at $750 million. The horizontal axis is in years starting with 1992, ending with 1996.

The data points are:

1992		           $510.5
1993		           $567.3
1994		           $610.1
1995             $656.9
1996             $722.8
_______________________________________________________________


                                                APPENDIX TO EXHIBIT #13
                                                Page 2 of 2

_____________________________________________________
Title: Capital Expenditures

The vertical axis is in millions of dollars starting at zero, increasing in $75 million increments, ending at $450 million. The horizontal axis is in years starting with 1992, ending with 1996.

The data points are:

1992           $372.8
1993           $339.9
1994           $268.2
1995           $293.8
1996           $324.5











2277430                             -36-






