Form 10-K, Exhibit 13
period 1997-12-31
SCHERING PLOUGH CORP
filed 1998-03-19
CIK 310158

Exhibit 13



		Financial Section of the Company's 1997
		    Annual Report to Shareholders



Management's Discussion and Analysis of Operations and Financial
Condition

Sales

Consolidated sales in 1997 totaled $6.8 billion, an increase of 20 percent over 1996, due to volume growth of 20 percent and price increases of 3 percent, tempered by unfavorable foreign exchange rate fluctuations of 3 percent. In June 1997, the Company purchased the worldwide animal health operations of Mallinckrodt Inc. Excluding the acquisition of Mallinckrodt, consolidated sales amounted to $6.6 billion. The consolidated sales increase reflects significant gains for the CLARITIN brand of nonsedating antihistamines. Worldwide CLARITIN brand sales totaled $1.7 billion in 1997 compared with $1.2 billion in 1996.

Consolidated 1996 sales of $5.7 billion advanced 11 percent over 1995, reflecting volume growth of 13 percent moderated by price decreases of 1 percent and unfavorable foreign exchange rate fluctuations of 1 percent. This increase reflects worldwide CLARITIN brand sales growth of 46 percent in 1996.

Worldwide 1997 pharmaceutical sales of $6.1 billion rose 21 percent over 1996, due to volume growth of 22 percent and price increases of 3 percent, moderated by unfavorable foreign exchange rate fluctuations of 4 percent. Worldwide sales of pharmaceutical products in 1996 increased 13 percent over 1995, reflecting volume growth of 15 percent, price decreases of 1 percent and unfavorable foreign exchange rate fluctuations of 1 percent.

Domestic prescription pharmaceutical product sales grew 29 percent in 1997. Sales of allergy/respiratory products increased 33 percent, due to continued strong growth of the CLARITIN brand and increases for VANCERIL asthma and VANCENASE allergy products. The allergy/respiratory sales gain reflects a 10 percent decline in sales of the PROVENTIL (albuterol) line of asthma products, due to increased generic competition.

Domestic sales of anti-infective and anticancer products rose 20 percent compared with 1996, due to increased utilization of INTRON A, the Company's alpha interferon anticancer and antiviral agent, for malignant melanoma and hepatitis C. Also contributing to the sales increase was CEDAX, a broad-spectrum oral cephalosporin antibiotic launched in the 1996 first quarter. These sales increases were moderated by lower sales of EULEXIN, a prostate cancer therapy, due to branded competition. Sales of cardiovascular products advanced 22 percent, reflecting market share increases for IMDUR, an oral nitrate for angina, and K-DUR, a potassium supplement. Dermatological product sales increased 6 percent, due to higher sales of LOTRISONE, an antifungal/anti-inflammatory cream, and ELOCON, a mid-potency topical corticosteroid.

Domestic prescription pharmaceutical sales in 1996 advanced 23 percent versus 1995, led by gains in allergy/respiratory products, primarily reflecting strong growth of the CLARITIN brand. Sales growth was recorded in all product categories.

In 1997, sales of international ethical pharmaceutical products increased 5 percent. Excluding the impact of foreign exchange rate fluctuations, sales would have risen approximately 13 percent.

International sales of allergy/respiratory products advanced 20 percent over 1996, led by growth for the CLARITIN brand. Cardiovascular product sales rose 9 percent and sales of dermatological products increased 5 percent. International sales of anti-infective and anticancer products rose 3 percent in 1997, reflecting higher sales of INTRON A tempered by lower sales of EULEXIN due to generic and branded competition. LOSEC, an anti-ulcer treatment licensed from AB Astra, also contributed to higher overall international sales.

In 1996, international ethical pharmaceutical sales, excluding foreign exchange, increased 6 percent over 1995, reflecting gains in all therapy areas.

Worldwide sales of animal health products increased 103 percent in 1997. Unfavorable foreign exchange rate fluctuations had a negative effect of 4 percentage points on this sales growth. Excluding Mallinckrodt sales of approximately $171 million, animal health sales increased 16 percent. The sales growth was driven by NUFLOR, a broad-spectrum, multi-species antibiotic. Sales of animal health products in 1996 increased 4 percent over 1995, excluding foreign exchange.

Sales of health care products in 1997 increased 10 percent compared with 1996, reflecting volume increases of 9 percent and price increases of 1 percent. Foot care product sales rose 15 percent, due primarily to new product introductions such as DR. SCHOLL'S DYNASTEP Inserts and Gel Insoles. Sun care sales were up 21 percent while over-the-counter (OTC) product sales decreased 1 percent, primarily due to private-label competition for allergy/cold products.


In 1996, health care product sales declined 4 percent as volume declines of 6 percent were partially offset by price increases of 2 percent. The sales decline largely reflected lower sales of OTC products, primarily due to competition for allergy/cold products, partially tempered by higher foot care sales.

Income Before Income Taxes

Income before income taxes totaled $1.9 billion in 1997, an increase of 19 percent over 1996. In 1996, income before income taxes of $1.6 billion grew 15 percent over $1.4 billion in 1995.




Summary of Costs and Expenses:
(Dollars in millions)
							     % Increase
			  1997        1996          1995    1997/96 1996/95
Cost of sales . . . . . . $1,308       $1,078       $1,005      21 %   7 %
% of sales. . . . . . . .   19.3 %       19.1 %       19.7 %

Selling, general and
  administrative. . . . . $2,664       $2,209       $1,990      21 %  11 %
 % of sales . . . . . . .   39.3 %       39.1 %       39.0 %

Research and development. $  847       $  723       $  657      17 %  10 %
 % of sales . . . . . . .   12.5 %       12.8 %       12.9 %



Cost of sales as a percentage of sales in 1997 increased versus 1996 primarily due to the inclusion of Mallinckrodt products during the second half of the year, partially offset by a favorable sales mix of other pharmaceutical products. The decrease of 1996 cost of sales as a percentage of sales versus 1995 reflects a favorable sales mix of pharmaceutical products coupled with continued cost-containment efforts across worldwide operations.

Selling, general and administrative expenses in 1997 increased as a percentage of sales compared with 1996, mainly due to an expanded field force and increased promotional and selling-related spending, primarily for the CLARITIN brand and INTRON A. The 1996 increase as a percentage of sales from 1995 reflects higher promotional and selling-related spending for the CLARITIN brand, INTRON A and the domestic launch of CEDAX.

Research and development expenses increased $124 million, or 17 percent, in 1997 and represented 12.5 percent of sales. The higher spending reflects the Company's funding of both internal research efforts and research collaborations with various partners to develop a steady flow of innovative products.

Income Taxes
The Company's effective tax rate was 24.5 percent in 1997, 1996 and 1995. The effective tax rate for each period was lower than the U.S. statutory income tax rate, principally due to tax incentives in certain jurisdictions where manufacturing facilities are located. For additional information, see "Income Taxes" in the Notes to Consolidated Financial Statements.

Income From Continuing Operations

Income in 1997 increased 19 percent to $1.4 billion. Income in 1996 increased 15 percent over 1995. Differences in year-to-year exchange rates reduced comparative income growth in 1997 and 1996. After eliminating these exchange differences, income would have risen approximately 22 percent in 1997 and 18 percent in 1996.

Accounting Pronouncements

In 1997, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share." For additional information, see "Earnings Per Common Share" in the Notes to Consolidated Financial Statements. Also, see "New Accounting Pronouncements" in the Notes to Consolidated Financial Statements for information regarding accounting pronouncements that will be adopted in 1998.

Earnings Per Common Share

Basic earnings per common share from continuing operations rose 19 percent in 1997 to $1.97 and 16 percent in 1996 to $1.65. Diluted earnings per common share from continuing operations rose 20 percent in 1997 to $1.95 and 16 percent in 1996 to $1.63. In 1996, basic and diluted earnings per common share increased at a higher rate than income due to the Company's share repurchase programs. The strengthening of the U.S. dollar versus most foreign currencies decreased comparative growth in earnings per common share in 1997 and 1996. Excluding the impact of these exchange rate fluctuations, basic and diluted earnings per common share from continuing operations would have increased approximately 23 percent in 1997 and 19 percent in 1996.

Over the past three years, the Board of Directors has authorized several share repurchase programs. Under these programs, approximately 34 million common shares were repurchased during 1997, 1996 and 1995. A new $1 billion program was announced in October 1997 and commenced in January 1998.

Acquisition

In June 1997, the Company acquired the worldwide animal health operations of Mallinckrodt Inc. for approximately $354 million in cash. The addition of Mallinckrodt has created a world-class animal health business, with broader product lines and expanded geographic distribution capabilities. For additional information, see "Acquisition" in the Notes to Consolidated Financial Statements.

Environmental Matters

The Company has obligations for environmental clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Environmental expenditures have not had and, based on information currently available, are not anticipated to have a material impact on the Company. For additional information, see "Legal and Environmental Matters" in the Notes to Consolidated Financial Statements.

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

The market for pharmaceutical products is competitive. The Company's operations may be affected by technological advances of competitors, patents granted to competitors, new products of competitors and generic competition as the Company's products mature. In addition, patent positions can be highly uncertain and an adverse result in a patent dispute can preclude commercialization of products or negatively affect sales of existing products. The effect on operations of competitive factors and patent disputes cannot be predicted.

Uncertainties inherent in government regulatory approval processes, including among other things, delays in approval of new products, may also affect the Company's operations. The effect on operations of regulatory approval processes cannot be predicted.

The Company has developed plans and began implementation several years ago to modify its computer systems to enable the proper processing of transactions relating to the year 2000. The plan includes replacing and/or updating existing systems in order to avoid business interruption. The Company expects this project to be substantially completed by the end of 1998. The estimated cost of these modifications, incurred over the life of the project, is expected to be approximately $50 million.




Liquidity and Financial Resources
Cash generated from operations continues to be the Company's major source of funds to finance working capital, capital expenditures, acquisitions, shareholder dividends and common share repurchases.

Cash provided by continuing operating activities totaled $1,845 million in 1997, $1,459 million in 1996 and $1,383 million in 1995.

Capital expenditures amounted to $373 million in 1997, $325 million in 1996 and $294 million in 1995. It is anticipated that capital expenditures will approximate $490 million in 1998. Commitments for future capital expenditures totaled $60 million at December 31, 1997.

Common shares repurchased in 1997 totaled 2.4 million shares at a cost of $132 million. In 1996, 11.7 million shares were repurchased for $388 million and, in 1995, 19.9 million shares were repurchased at a cost of $494 million.

Dividend payments of $542 million were made in 1997, compared with $474 million in 1996 and $416 million in 1995. Dividends per common share were $0.735 in 1997, up from $0.64 in 1996 and $0.5625 in 1995.

Short-term borrowings and current portion of long-term debt totaled $581 million at year-end 1997, $855 million in 1996 and $841 million in 1995. In 1996, the Company funded the repayment of current maturities of long-term debt through increased short-term borrowings.

The Company's ratio of debt to total capital decreased to 18 percent in 1997 from 30 percent in 1996, resulting from both an increase in shareholders' equity and a decrease in short-term borrowings. The Company's liquidity and financial resources continue to be sufficient to meet its operating needs. As of December 31, 1997, the Company had $1.1 billion in unused lines of credit, including $888 million available under the $1 billion multi-currency unsecured revolving credit facility expiring in 2001. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa3 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1997.

Market Risk Disclosures

The Company is exposed to market risk primarily from changes in foreign currency exchange rates and to a lesser extent interest rates. The following describes the nature of the risks and demonstrates that, in general, such market risk is not material to the Company.

Foreign Currency Exchange Risk

The Company operates in over 40 countries worldwide. In 1997, sales outside the United States accounted for approximately 40 percent of worldwide sales. Virtually all of these sales were denominated in currencies of the local country. As such, the Company's reported profits and cash flows are exposed to changing exchange rates. In 1997, the general strengthening of the U.S. dollar vis-a-vis foreign currencies reduced sales by approximately 3 percent. The effect of foreign exchange reduced 1997 basic earnings per common share by 4 percent and 1997 diluted earnings per common share by 3 percent.

To date, management has not deemed it cost-effective to engage in a formula-based program of hedging the profits and cash flows of foreign operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates. In addition, the risk of adverse exchange rate change is mitigated by the fact that the foreign operations are widespread, with no one foreign country accounting for more than 5 percent of consolidated sales. The widespread nature of the Company's foreign operations is the primary reason why the recent financial crisis in certain Asian countries is not expected to significantly impact future operations of the Company.

In addition, at any point in time the Company's foreign subsidiaries hold financial assets and liabilities that are denominated in currencies other than U.S. dollars. These financial assets and liabilities consist primarily of short-term, third-party and intercompany receivables and payables. Changes in exchange rates affect these financial assets and liabilities. For the most part, however, these gains or losses arise from translation and, as such, do not significantly affect net income.

On occasion, the Company has used derivatives to hedge specific risk situations involving foreign currency exposures. However, these derivative transactions have not been material and no such derivatives were held at December 31, 1997.

Interest Rate and Equity Price Risk

The financial assets of the Company that are exposed to changes in interest rates and equity prices are primarily limited to debt and equity securities held in non-qualified trusts for employee benefits. These trust investments totaled approximately $150 million at December 31, 1997. Due to the long-term nature of the liabilities that these assets fund, the Company's exposure to market risk is low. A decline in market value of these investments would not necessitate any near-term funding of the trusts. The other financial assets of the Company do not give rise to significant interest rate risk due to their short duration.

The financial liabilities of the Company that are exposed to changes in interest rates are limited primarily to short-term borrowings (long-term borrowings are not significant). Although all the short-term borrowings are floating rate debt, the interest rate risk posed by these borrowings is low because the amount of debt has historically been small in relation to annual cash flow. The Company has the ability to pay off this debt relatively quickly if interest rates were to increase significantly. The other financial liabilities of the Company do not give rise to significant interest rate risk due to their short duration. For the reasons discussed above, the Company has not engaged in managing interest rate risk using derivative financial instruments.

International Cash Management

In the early 1990s, the Company utilized a series of interest rate swaps as part of its international cash management strategy. For additional information, see "Financial Instruments" in the Notes to Consolidated Financial Statements. These swaps subject the Company to a moderate degree of market risk. The Company accounts for these swaps using fair value accounting with changes in the fair value recorded in earnings. The fair value of these swaps was a liability of $1 million at December 31, 1997. The fair value of these swaps at December 31, 1996, was less than $100 thousand. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swaps by approximately $5 million.

Securities Litigation Reform Act

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: Certain matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to economic, litigation, competitive, regulatory, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in Exhibit 99 of the Company's December 31, 1997, Form 10-K filed with the Securities and Exchange Commission.


Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Income
(Amounts in millions, except per share figures)

For The Years Ended December 31,                      1997       1996          1995
Sales . . . . . . . . . . . . . . . . . . . . .   $ 6,778      $5,656        $5,104

Costs and expenses:

  Cost of sales . . . . . . . . . . . . . . . .     1,308       1,078         1,005

  Selling, general and administrative . . . . .     2,664       2,209         1,990

  Research and development. . . . . . . . . . .       847         723           657

  Other expense, net. . . . . . . . . . . . . .        46          40            57

  Total costs and expenses  . . . . . . . . . .     4,865       4,050         3,709

Income before income taxes. . . . . . . . . . .     1,913       1,606         1,395
  Income taxes. . . . . . . . . . . . . . . . .       469         393           342

Income from continuing operations . . . . . . .     1,444       1,213         1,053
Discontinued operations:
 Loss from operations . . . . . . . . . . . . .         -           -           (10)
 Loss on disposal . . . . . . . . . . . . . . .         -           -          (156)
___________________________________________________________________________________

Net income. . . . . . . . . . . . . . . . . . .   $ 1,444      $1,213    $      887

Basic earnings per common share:

 Continuing operations. . . . . . . . . . . . .   $  1.97      $ 1.65    $     1.42

 Discontinued operations. . . . . . . . . . . .         -           -          (.22)
___________________________________________________________________________________

Basic earnings per common share . . . . . . . .   $  1.97      $ 1.65    $     1.20

Diluted earnings per common share:

  Continuing operations. . . . . . . . . . . . .  $  1.95      $ 1.63    $     1.40

  Discontinued operations. . . . . . . . . . . .  $     -           -          (.22)
___________________________________________________________________________________

Diluted earnings per common share . . . . . . .   $  1.95      $ 1.63     $    1.18

















Statements of Consolidated Retained Earnings
(Amounts in millions, except per share figures)

For The Years Ended December 31,                       1997        1996        1995
Retained Earnings, Beginning of Year. . . . . .      $5,081      $4,342      $3,978

  Net income. . . . . . . . . . . . . . . . . .       1,444       1,213         887

  Cash dividends on common shares (per share:
   1997, $.735; 1996, $.64; and 1995, $.5625) .        (542)       (474)       (416)

  Effect of 2-for-1 stock split . . . . . . . .        (310)          -        (107)
___________________________________________________________________________________

Retained Earnings, End of Year. . . . . . . . .      $5,673      $5,081      $4,342

See Notes to Consolidated Financial Statements.



Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Cash Flows
(Amounts in millions)

For The Years Ended December 31,                             1997       1996       1995
Operating Activities:

  Income from continuing operations. . . . . . . . . .    $ 1,444     $1,213     $1,053
  Depreciation and amortization. . . . . . . . . . . .        200        173        157
  Accounts receivable. . . . . . . . . . . . . . . . .        (40)         2         11
  Inventories. . . . . . . . . . . . . . . . . . . . .        (43)      (112)       (64)
  Prepaid expenses and other assets. . . . . . . . . .       (127)      (144)      (108)
  Accounts payable and other liabilities . . . . . . .        411        327        334

  Net cash provided by operating activities. . . . . .      1,845      1,459      1,383

Investing Activities:

  Purchase of business, net of cash acquired . . . . .       (354)         -          -
  Capital expenditures and purchased software. . . . .       (405)      (336)      (304)
  Reduction of investments . . . . . . . . . . . . . .         36          1         45
  Purchases of investments . . . . . . . . . . . . . .        (77)       (78)       (93)
  Other, net . . . . . . . . . . . . . . . . . . . . .         (8)         5          8

  Net cash used for investing activities                     (808)      (408)      (344)

Financing Activities:

  Cash dividends paid to common shareholders . . . . .       (542)      (474)      (416)
  Common shares repurchased. . . . . . . . . . . . . .       (132)      (388)      (494)
  Net change in short-term borrowings. . . . . . . . .       (290)       113        (46)
  Repayment of long-term debt. . . . . . . . . . . . .         (1)      (140)        (1)
  Other, net . . . . . . . . . . . . . . . . . . . . .        116         53         47

  Net cash used for financing activities . . . . . . .       (849)      (836)      (910)

Effect of exchange rates on cash and cash equivalents.         (9)        (1)        (3)

Net Cash Flow from Continuing Operations . . . . . . .        179        214        126
Net Cash Flow from Discontinued Operations . . . . . .          -          -         80

Net Increase in Cash and Cash Equivalents  . . . . . .        179        214        206

Cash and Cash Equivalents, Beginning of Year . . . . .        535        321        115

Cash and Cash Equivalents, End of Year . . . . . . . .    $   714     $  535     $  321


See Notes to Consolidated Financial Statements.



Schering-Plough Corporation and Subsidiaries

Consolidated Balance Sheets
(Amounts in millions, except per share figures)

At December 31,                                          1997        1996
ASSETS
__________________________________________________________________________
Current Assets:

     Cash and cash equivalents. . . . . . . . . . .   $  714        $  535

     Accounts receivable, less allowances:
       1997, $87; 1996, $73 . . . . . . . . . . . .      645           542

     Inventories. . . . . . . . . . . . . . . . . .      713           594

     Prepaid expenses, deferred income taxes
      and other current assets. . . . . . . . . . .      848           694

     Total current assets . . . . . . . . . . . . .    2,920         2,365

Property, at cost:

     Land . . . . . . . . . . . . . . . . . . . . .       47            41

     Buildings and improvements . . . . . . . . . .    1,716         1,563

     Equipment. . . . . . . . . . . . . . . . . . .    1,585         1,296

     Construction in progress . . . . . . . . . . .      402           462

     Total. . . . . . . . . . . . . . . . . . . . .    3,750         3,362

     Less accumulated depreciation. . . . . . . . .    1,224         1,116

     Property, net. . . . . . . . . . . . . . . . .    2,526         2,246

Intangible Assets, net. . . . . . . . . . . . . . .      481           297

Other Assets. . . . . . . . . . . . . . . . . . . .      580           490

						      $6,507        $5,398




						       1997         1996

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

    Accounts payable . . . . . . . . . . . . . . .    $   803        $  592

    Short-term borrowings and current portion of
      long-term debt . . . . . . . . . . . . . . .        581           855

    U.S., foreign and state income taxes . . . . .        474           459

    Accrued compensation . . . . . . . . . . . . .        274           205

    Other accrued liabilities. . . . . . . . . . .        759           489

    Total current liabilities. . . . . . . . . . .      2,891         2,600

Long-Term Liabilities:

    Long-term debt . . . . . . . . . . . . . . . .         46            46

    Deferred income taxes. . . . . . . . . . . . .        278           267

    Other long-term liabilities. . . . . . . . . .        471           425

    Total long-term liabilities. . . . . . . . . .        795           738

Shareholders' Equity:

    Preferred shares - authorized shares - 50;
     $1 par value; issued - none . . . . . . . . .         -               -

    Common shares - authorized shares - 1997,
     1,200; 1996, 600, $1 par value; issued -
     1997, 1,015; 1996, 507. . . . . . . . . . . .       1,015          507

    Paid-in capital. . . . . . . . . . . . . . . .          96          172

    Retained earnings. . . . . . . . . . . . . . .       5,673        5,081

    Foreign currency translation adjustment and
     other . . . . . . . . . . . . . . . . . . . .        (244)        (140)

    Total. . . . . . . . . . . . . . . . . . . . .       6,540        5,620

    Less treasury shares, at cost - 1997, 282;
	1996, 142  . . . . . . . . . . . . . . . .       3,719        3,560

    Total shareholders' equity . . . . . . . . . .       2,821        2,060

						     $   6,507       $5,398

See Notes to Consolidated Financial Statements.



Notes to Consolidated Financial Statements
(Dollars in millions, except per share figures)

Accounting Policies

Principles of Consolidation - The consolidated financial statements include Schering-Plough Corporation and its subsidiaries. Intercompany balances and transactions are eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures; actual amounts may differ.

Cash and Cash Equivalents - Cash and cash equivalents include operating cash and highly liquid investments, generally with maturities of three months or less.

Debt and Equity Investments - Investments, included in other non-current assets, primarily consist of debt and equity securities held in non-qualified trusts to fund benefit obligations. For purposes of Statement of Financial Accounting Standards (SFAS) No. 115, all of the Company's investment securities are classified as available for sale and, accordingly, are carried at fair value. Gains and losses during 1997, 1996 and 1995, based on the specific identification method, were not material. Unrealized gains and losses are included in shareholders' equity until realized.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for a substantial portion of domestic inventories. The cost of all other inventories is determined by the first-in, first-out method.

Depreciation - Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $166, $149 and $143 in 1997, 1996 and 1995, respectively.

Intangible Assets - Intangible assets principally include goodwill, patents, trademarks and licenses. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding 40 years. Accumulated amortization of intangible assets was $99 and $77 at December 31, 1997 and 1996, respectively. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to expected future cash flows.

Foreign Currency Translation - The net assets of most of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account in shareholders' equity. For the remaining foreign subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in income.

Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation adjustment account. Other exchange gains and losses are included in income.

Net foreign exchange losses included in income were $6, $11 and $4 in 1997, 1996 and 1995, respectively. The accumulated foreign currency translation account balances were $252 and $151 at December 31, 1997 and 1996, respectively.

Earnings Per Common Share - In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings per Share." This standard revises certain methodology for computing earnings per common share (EPS) and requires the reporting of two earnings per share figures: basic earnings per share and diluted earnings per share. Basic earnings per common share are computed by dividing net income by the weighted-average number of common shares outstanding. Diluted earnings per share are computed by dividing net income by the sum of the weighted-average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options and warrants.

All prior period earnings per share figures presented herein have been restated in accordance with the adoption of SFAS No. 128. For the Company, basic earnings per common share equal previously reported primary earnings per common share and diluted earnings per common share equal previously reported fully diluted earnings per common share.













The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows:
						  (shares in millions)
					       1997        1996       1995
Basic earnings per common share:

   Average shares outstanding
      for basic earnings per share. . . .       732        735        739

Diluted earnings per common share:

   Average shares outstanding
      for basic earnings per share. . . .       732        735        739

   Dilutive effect of warrants, options
      and deferred stock units. . . . . .         8          9         10

Average shares outstanding
  for diluted earnings per share. . . . .       740        744        749


Derivatives - The Company has used foreign currency swap contracts to hedge the Company's foreign net investment and has used interest rate swap contracts for international cash management purposes. Hedges of foreign net investments are deemed effective when the related translation gain or loss equals or exceeds the after-tax gain or loss on the contracts. In this case, changes in the contracts' value due to changes in spot rates are recorded in the foreign currency translation adjustment account. If all or any portion of the contracts are not effective as a hedge, the related changes in the fair value are recorded in income. Interest rate swaps used for cash management purposes are recorded at fair value. Changes in fair value during the period are recorded in earnings. Annual net cash flows for payments and receipts under these interest rate swap contracts are not material. The net asset or liability under these interest rate swaps is recorded in other current assets or other accrued liabilities, as applicable.

Acquisition

On June 30, 1997, the Company acquired the worldwide animal health business of Mallinckrodt Inc. for approximately $490, which includes the assumption of debt and direct costs of the acquisition. The acquisition was recorded under the purchase method of accounting. The December 3l, 1997, balance sheet reflects a preliminary allocation of the purchase price pending the completion of fair value studies of individual assets acquired. The excess of the purchase price over the fair value of identifiable net assets acquired is included in intangible assets, net. The results of operations of the purchased animal health business have been included in the Company's statement of consolidated income from the date of acquisition. Pro forma results of the Company, assuming the acquisition had been made at the beginning of each period presented, would not be materially different from the results reported.

Financial Instruments


The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.
				 December 31, 1997        December 31, 1996
			     Carrying      Estimated    Carrying   Estimated
				Value      Fair Value    Value     Fair Value
ASSETS:
 Cash and cash equivalents         $714        $714       $535      $535
 Debt and equity investments        180         180        148       148

LIABILITIES:
  Short-term borrowings             581         581        855       855
  Long-term debt                     46          46         46        46
  Derivative Financial
  Instruments:
  Interest rate swap contracts        1           1         -         -
  Foreign currency swap contracts     -           -         48        65


Credit and Market Risk

Most financial instruments expose the holder to credit risk for non-performance and to market risk for changes in interest and currency rates. The Company mitigates credit risk on derivative instruments by dealing only with financially sound counterparties. Accordingly, the Company does not anticipate loss for non-performance. The Company does not enter into derivative instruments to generate trading profits. Refer to "Market Risk Disclosures" in Management's Discussion and
Analysis of Operations and Financial Condition for a discussion regarding the market risk of the Company's financial instruments.

Net Investment in Foreign Subsidiaries

The Company has used interest-bearing, long-term foreign currency swaps to hedge its net investment in Japan. At December 31, 1996, the Company had three such swaps. All three swaps were settled in 1997. As part of the settlement, the Company paid
14.9 billion yen and received $80. As of December 31, 1996, the Company's obligations under these contracts were included in other accrued liabilities and other long-term liabilities.

International Cash Management

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The notional principal of the 1991 arrangement is $650 and the notional principal of the 1992 arrangement is $950. Both the $650 and $950 arrangements have 20-year terms. At December 31, 1997, the $650 and $950 arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps.

Commitments

Total rent expense amounted to $44 in 1997, $37 in 1996 and $31 in 1995. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1997, range from $24 in 1998 to $5 in 2002, with aggregate minimum lease obligations of $18 due thereafter. The Company has commitments related to future capital expenditures totaling $60 as of December 31, 1997.

Borrowings

The Company has a $1 billion committed, multi-currency unsecured revolving credit facility expiring in 2001 from a syndicate of financial institutions. This facility is available for general corporate purposes and is considered as support for the Company's commercial paper borrowings. This line of credit does not require compensating balances; however, a nominal commitment fee is paid. At December 31, 1997, $112 has been drawn down under this facility. In addition, the Company's foreign subsidiaries had available $239 in unused lines of credit from various financial institutions at December 31, 1997. Generally, these foreign credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

Short-term borrowings consist of commercial paper issued in the United States, bank loans, notes payable and amounts drawn down under the revolving credit facility. Commercial paper outstanding at December 31, 1997 and 1996 was $389 and $784, respectively. The weighted-average interest rate for short-term borrowings at December 31, 1997 and 1996 was 5.6 percent and 5.8 percent, respectively.










Long-term debt, including current maturities, at December 31 consisted of the following:
                                                   						1997       1996
Industrial revenue bonds, callable annually,
  due 2013: 3.8%. . . . . . . . . . . . . . . . . . .   $ 40        $ 40
Other . . . . . . . . . . . . . . . . . . . . . . . .     27          11
							  67          51
Current maturities. . . . . . . . . . . . . . . . . .    (21)         (5)
Total long-term debt. . . . . . . . . . . . . . . . .   $ 46       $  46


The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200 of debt securities. These securities may be offered from time to time on terms to be determined at the time of sale. As of December 31, 1997, no debt securities have been issued pursuant to this registration.

Interest Costs and Income


Interest costs were as follows:
						  1997     1996     1995
Interest cost incurred . . . . . . . . . . . .     $55      $56      $68
Less: amount capitalized on
       construction. . . . . . . . . . . . . .      15       11       11

Interest expense . . . . . . . . . . . . . . .     $40      $45      $57

Cash paid for interest, net of
  amount capitalized . . . . . . . . . . . . .     $37      $52      $56


Interest income for 1997, 1996 and 1995 was $56, $33 and $23, respectively. Interest income and interest expense are included in other expense, net.

Shareholders' Equity

On April 22, 1997, the Board of Directors voted to increase the number of authorized common shares from 600 million to 1.2 billion and approved a 2-for-1 stock split. Distribution of the split shares was made on June 3, 1997. All per share amounts herein have been adjusted to reflect the split.

In June 1997, the Board of Directors of the Company approved the redemption of the Company's outstanding Preferred Share Purchase Rights at the redemption price of $.00125 per right, effective July 10, 1997. The Board also declared a dividend distribution of one new Preferred Share Purchase Right on each outstanding share of Schering-Plough common stock to replace the rights being redeemed. The 1997 rights are attached to, and presently only trade with, the Company's common shares and are not exercisable. The 1997 rights will become exercisable only if a person or group acquires 20 percent or more of the Company's common stock or announces a tender offer which, if completed, would result in ownership by a person or group of 20 percent or more of the Company's common stock. Should a person acquire 20 percent or more of the Company's outstanding common stock through a merger or other business combination transaction, each right will entitle its holder (other than such acquirer) to purchase common shares of Schering-Plough having a market value of twice the exercise price of the right. The exercise price of the rights is $200.

Following the acquisition by a person or group of beneficial ownership of 20 percent or more but less than 50 percent of the Company's common stock, the Board of Directors may call for the exchange of the rights (other than rights owned by such acquirer), in whole or in part, for the common stock at an exchange ratio of one for one, or one one-hundredth of a share of Junior Participating Preferred Stock per right. Also, prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock, the rights are redeemable for 1 cent per right at the option of the Board of Directors. The new rights will expire in July 2007 unless earlier redeemed. The Board of Directors is also authorized to reduce the 20 percent thresholds referred to above to not less than 10 percent.





A summary of activity in common shares, paid-in capital and treasury shares follows (number of shares in millions):
					 Common  Paid-in    Treasury Shares
					 Shares  Capital    Number   Amount
Balance at January 1, 1995 . . . . . .    $252    $133        66    $2,672

 Effect of 1995 2-for-1 stock split .      251    (145)       65         -

 Stock incentive plans. . . . . . . .        -      62        (2)        2

 Purchase of treasury shares. . . . .        -       -        10       494

Balance at December 31, 1995. . . . .      503      50       139     3,168

 Stock incentive plans. . . . . . . .        -      92        (3)        4

 Settlement of warrants . . . . . . .        3     (23)        -         -

 Purchase of treasury shares. . . . .        -       -         6       388

 Shares issued for acquisition. . . .        1       53        -         -

Balance at December 31, 1996. . . . .      507      172      142     3,560

 Effect of 1997 2-for-1 stock split .      508     (198)     142         -

 Stock incentive plans. . . . . . . .        -      122       (4)       27

 Purchase of treasury shares. . . . .        -        -        2       132

Balance at December 31, 1997. . . . .   $1,015    $  96      282    $3,719



Stock Incentive Plans

Under the terms of the Company's 1997 Stock Incentive Plan, 36 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 2002. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than 10 years after the date of grant. Standard options granted generally have a one-year vesting term. Other options granted vest 20 percent per year for five years starting five years after the date of grant. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in five equal annual installments generally commencing one year from the date of the award.




The following table summarizes stock option activity over the past three years under the current and prior plans (number of options in millions):
			   1997               1996                 1995
			      Weighted-           Weighted-           Weighted-
		     Number   Average    Number   Average    Number   Average
		       of     Exercise     of     Exercise     of     Exercise
		     Options  Price      Options  Price      Options  Price
Outstanding at
 January 1. . . .      20     $19.14       20     $14.22       19     $11.92
  Granted . . . .       5      41.14        6      28.72        4      22.95
  Exercised . . .      (4)     15.53       (5)     11.42       (3)     12.54
  Canceled
   or expired . .       -          -       (1)     20.78        -          -
Outstanding at
 December 31. . .      21     $24.41       20     $19.14       20     $14.22

Options exercisable
at December 31. .      13     $18.57       11     $13.92       13     $12.32


The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting was applied as defined in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $1,421, $1,197 and $883 for 1997, 1996 and 1995, respectively. Pro forma basic earnings per share would have been $1.94, $1.63 and $1.20 for 1997, 1996 and 1995, respectively, and pro forma diluted earnings per share would have been $1.92, $1.61 and $1.18 for 1997, 1996 and 1995 respectively.



The weighted-average fair value per option granted in 1997, 1996 and 1995 was $9.20, $6.22 and $5.64, respectively.  The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions:
					       1997         1996       1995
	Dividend yield                            2.6%         2.8%       2.8%
	Volatility                                 20%          20%        20%
	Risk-free interest rate                   6.1%         5.7%       6.6%
	Expected term of options (in years)         5            5          5






In 1997, 1996 and 1995, the Company awarded deferred stock units totaling 1.5 million, 1.8 million and 1.6 million, respectively.
The expense recorded in 1997, 1996 and 1995 for deferred stock units was $32, $27 and $23, respectively.






Inventories

Year-end inventories consisted of the following:
						 1997       1996
Finished products . . . . . . . . . . . . . .     $334        $297
Goods in process. . . . . . . . . . . . . . .      191         173
Raw materials and supplies. . . . . . . . . .      188         124

Total inventories . . . . . . . . . . . . . .     $713        $594


Inventories valued on a last-in, first-out basis comprised approximately 34 percent and 45 percent of total inventories at December 31, 1997 and 1996, respectively. The estimated replacement cost of total inventories at December 31, 1997 and 1996 was $745 and $645, respectively.

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


The components of the net pension expense for all Company-sponsored plans were as follows:
					       1997      1996     1995
Service cost - benefits earned during
  the year. . . . . . . . . . . . . . .        $  37     $ 37     $ 29
Interest cost on projected benefit
  obligation. . . . . . . . . . . . . .           54       50       47
Actual return on plan assets  . . . . .         (130)     (99)    (153)
Net amortization and deferral . . . . .           44       18       79

 Net pension expense . . . . . . . . . .       $   5     $  6      $ 2



The year-to-year changes in the net amortization and deferral component of pension expense are principally attributable to differences between actual and expected returns on plan assets.







The actuarial present value of benefit obligations and qualified assets of the plans at
December 31 was as follows:
					      Over-funded       Under-funded
						    plans              plans
					   1997    1996       1997     1996
Projected benefit obligation:

  Accumulated benefit obligation,
   including vested benefits of
   $667 in 1997 and $605 in 1996. . . . .    $570    $520       $132    $117
   Effect of future salary increases. . .     103      88         31      30
Total projected benefit obligation. . . .     673     608        163     147
Plan assets at fair value,
  primarily stocks and bonds. . . . . . .     957     877         45      36

Plan assets over (under) projected
  benefit obligation. . . . . . . . . . .     284     269       (118)   (111)
Unrecognized net transition (asset)
  liability . . . . . . . . . . . . . . .     (57)    (67)         3       4
Unrecognized prior service cost . . . . .       5       6          5       5
Unrecognized net (gain) loss. . . . . . .     (76)    (70)        39      35

Net pension asset (liability) . . . . . .    $156    $138       $(71)   $(67)



In addition to the plan assets indicated above, at December 31, 1997 and 1996, securities of $79 and $71, respectively, were held in non-qualified trusts designated to provide pension benefits for certain plans presented as under-funded.

The discount rate used in determining the projected benefit obligation for the Company's U.S. plans was 7.0 percent at December 31, 1997, and 7.5 percent at December 31, 1996. The weighted-average discount rate for the Company's non-U.S. plans was 6.4 percent at December 31, 1997, and 6.7 percent at December 31, 1996. The weighted-average rate of increase in future compensation levels for all plans was 4.1 percent at December 31, 1997, and 4.2 percent at December 31, 1996. The weighted-average expected long-term rate of return on plan assets was approximately 10 percent for both years. The 1997 discount rate change increased the total projected benefit obligation by approximately $42. The remaining change reflects 1997 service and interest costs.

The Company has a defined contribution profit-sharing plan covering substantially all of its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $58, $60 and $58 in 1997, 1996 and 1995, respectively.

Other Post-retirement Benefits

The Company provides post-retirement health care and other benefits to its eligible U.S. retirees and their dependents. Eligibility for benefits depends upon age and years of service. Retirees share in the cost of the health care benefits. Health care benefits for retirees in most countries other than the United States are provided through local government-sponsored plans. The direct cost of Company-sponsored, non-U.S. plans is not significant. Accordingly, these plans are excluded from the following disclosures. Post-retirement benefit expense in 1997, 1996 and 1995 was immaterial.


The accumulated post-retirement benefit obligation and funded status at December 31 were as follows:
							  1997     1996
Accumulated post-retirement benefit
  obligation attributable to:
    Retirees. . . . . . . . . . . . . . . . . . . . . .  $ 82       $85
    Fully eligible active plan participants . . . . . .    28        24
    Other active plan participants. . . . . . . . . . .    52        47

Accumulated post-retirement benefit obligation. . . . .   162       156
Plan assets at fair value, primarily stocks and bonds .   210       192

Plan assets in excess of accumulated post-retirement
  benefit obligation. . . . . . . . . . . . . . . . . .    48        36
Unrecognized net gain . . . . . . . . . . . . . . . . .   (55)      (44)

Accrued post-retirement benefit liability . . . . . . .  $ (7)      $(8)


The assumed health care cost trend rates used for measurement purposes were 8.2 percent for 1998, trending down to 5.0 percent by 2003. The weighted-average discount rate used was 7.0 percent at December 31, 1997, and 7.5 percent at December 31, 1996. The weighted-average expected long-term rate of return on plan assets was 9 percent at December 31, 1997 and 1996.

Earnings on plan assets that have been segregated for tax purposes and funded through a Voluntary Employee Benefit Association (VEBA) trust are subject to a tax rate of 39.6 percent. In 1993, the Company fully funded its initial accumulated benefit obligation. Future funding is at the discretion of the Company.

The discount rate change increased the accumulated benefit obligation by approximately $9. At December 31, 1997, a 1 percent increase in the assumed health care cost trend rate would increase the combined service and interest cost by approximately $2 and the accumulated post-retirement benefit obligation by approximately $20.




Income Taxes

U.S. and foreign operations contributed to income before income taxes as follows:
					     1997      1996     1995
United States. . . . . . . . . . . . .     $1,349    $1,090   $  917
Foreign. . . . . . . . . . . . . . . .        564       516      478

Total income before income taxes . . .     $1,913    $1,606   $1,395

The components of income tax expense were as follows:
						  1997     1996     1995
Current:
  Federal. . . . . . . . . . . . . . .          $306     $296     $262
  Foreign. . . . . . . . . . . . . . .           160      122       94
  State. . . . . . . . . . . . . . . .            10       14       29

  Total current. . . . . . . . . . . .           476      432      385
Deferred:
  Federal and state. . . . . . . . . .            30      (25)     (23)
  Foreign. . . . . . . . . . . . . . .           (37)     (14)     (20)

  Total deferred . . . . . . . . . . .            (7)     (39)     (43)

Total income tax expense . . . . . . .          $469     $393     $342



The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:

					       1997      1996      1995
U.S. statutory tax rate. . . . . . . . .      35.0%     35.0%     35.0%
Increase (decrease) in taxes resulting
 from:
  Lower rates in other jurisdictions,
   net . . . . . . . . . . . . . . . . .     (10.0)    (10.3)    (10.7)
  Research tax credit. . . . . . . . . .       (.6)      (.4)      (.3)
  All other, net . . . . . . . . . . . .        .1        .2        .5

Effective tax rate . . . . . . . . . . .      24.5%     24.5%     24.5%








The lower rates in other jurisdictions are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates for years through 2010.

As of December 31, 1997 and 1996, the Company had total deferred tax assets of $632 and $485, respectively, and deferred tax liabilities of $475 and $407, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 1997 and 1996 were for operating costs not currently deductible for tax purposes and totaled $390 and $374, respectively. Significant deferred tax liabilities at December 31, 1997 and 1996 were for depreciation differences, $234 and $219, respectively, and retirement plans, $54 and $47, respectively. Other current assets include deferred income taxes of $438 and $345 at December 31, 1997 and 1996, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 1997, approximated $2,850. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 1997, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1988 and there are no unresolved issues outstanding for those years.

Total income tax payments during 1997, 1996 and 1995 were $368, $306 and $319, respectively.

Legal and Environmental Matters

The Company has responsibilities for environmental clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for clean-up costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency, and/or studies prepared by independent engineers and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or clean-up when it is probable a loss has been incurred and the amount can reasonably be estimated.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can reasonably be estimated.

The recorded liabilities for the above matters at December 31, 1997 and 1996, and the related expenses incurred during the three years ended December 31, 1997, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental related liabilities. Management believes that, except for the matters discussed in the following paragraphs, it is remote that any material liability in excess of the amounts accrued will be incurred.

The Company is a defendant in more than 160 antitrust actions commenced (starting in 1993) in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs.

One of the federal cases is a class action on behalf of approximately two-thirds of all retail pharmacies in the United States and alleges a price-fixing conspiracy. The Company has agreed to settle the federal class action for a total of $22 payable over three years. The settlement provides, among other things, that the Company shall not refuse to grant discounts on brand-name prescription drugs to a retailer based solely on its status as a retailer and that, to the extent a retailer can demonstrate its ability to affect market share of a Company brand-name prescription drug in the same manner as a managed care organization with which the retailer competes, it will be entitled to negotiate similar incentives subject to the rights, obligations, exemptions and defenses of the Robinson-Patman Act and other laws and regulations. The United States District Court in Illinois approved the settlement of the federal class action on June 21, 1996. In June 1997, the Seventh Circuit Court of Appeals dismissed all appeals from that settlement, and it is not subject to further review. In addition, in August 1997, the Seventh Circuit ruled that there was sufficient evidence of participation in the alleged conspiracy by certain wholesalers to require them to proceed to trial.

Four of the state antitrust cases have been certified as class actions. Two are class actions on behalf of certain retail pharmacies in California and Wisconsin, and the other two are class actions in California and the District of Columbia, on behalf of consumers of prescription medicine. In addition, an action has been brought in Alabama purportedly on behalf of consumers in Alabama and several other states. Plaintiffs are seeking to maintain the action as a class action. The Company has settled the retailer class action in Wisconsin and the alleged class action in Minnesota, subject to Court approval; the settlement amounts were not significant. Plaintiffs generally seek treble damages in an unspecified amount and an injunction against the allegedly unlawful conduct. The Company believes that all of the antitrust actions are without merit and is defending itself vigorously.

In April 1997, certain of the plaintiffs in the federal class action commenced another purported class action in United States District Court in Illinois against the Company and the other defendants who settled the previous federal class action. The complaint alleges that the defendants conspired not to implement the settlement commitments following the settlement discussed above. The District Court has denied the plaintiffs' motion for a preliminary injunction hearing. The Company believes the action is without merit and is defending itself vigorously.

On March 13, 1996, the Company was notified that the United States Federal Trade Commission (FTC) is investigating whether the Company, along with other pharmaceutical companies, conspired to fix prescription drug prices. The investigation is ongoing. The Company vigorously denies that it has engaged in any price-fixing conspiracy.

The Company is a defendant in a state court action in Texas brought by Foxmeyer Health Corporation, the parent of a pharmaceutical wholesaler that filed for bankruptcy in August 1996. The case is against another pharmaceutical wholesaler and 11 pharmaceutical companies, and alleges that the defendants conspired to drive the plaintiff's wholesaler subsidiary out of business. Plaintiff is seeking damages in the amount of $400. The Company believes that this action is without merit and is defending itself vigorously against all claims.

Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events.

Discontinued Operations

On June 28, 1995, the Company sold its contact lens business. In connection therewith, the Company recorded a loss on disposal of $156, net of a tax benefit of $75. Proceeds from the sale were $48. Contact lens sales during 1995 through the date of disposition were $46. Loss from discontinued operations for the year ended December 31, 1995, is net of tax benefits of $7.

New Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued SFAS No. 130, "Reporting Comprehensive Income", and SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information." Both standards for the Company are effective beginning in 1998. SFAS No. 130 will require the Company to add the reporting of Comprehensive Income to its financial statements. The Company is currently evaluating the impact of SFAS No. 131 on its segment disclosures.


Quarterly Data(Unaudited)

Three Months Ended
		      March 31,           June 30,         September 30,      December 31,
		     1997     1996     1997      1996      1997      1996       1997   1996
Sales. . . . . .   $1,568   $1,383     $1,720    $1,476    $1,709    $1,383   $1,781 $1,414


Cost of sales. .      289      263        330       287       326       257      363    271

Gross profit . .    1,279    1,120      1,390     1,189     1,383     1,126    1,418  1,143

Selling, general
 and
 administrative .     594      503        679       579       681       563      710    564
Research and
 development . .      179      163        209       178       220       182      239    200
Other, net . . .        9       21          8        12        15        (5)      14     12

Income before
 income taxes. .      497      433        494       420       467       386      455    367
Income taxes . .      122      106        121       103       114        95      112     89

Net income . . .     $375   $  327     $  373    $  317     $ 353    $  291   $  343 $  278

Basic earnings per
 common share. .     $.51   $  .45     $  .51    $  .43     $ .48    $  .39   $  .47 $  .38

Diluted earnings
 per common share     .51      .44        .50       .43       .48       .39      .46    .37

Dividends per
 common share. .     .165     .145         .19     .165       .19      .165     .19    .165

Common share prices:
 High. . . . . .   40 13/16   30 11/16   49 3/8    31 3/8   54 9/16  31 9/16  63 7/16  36 1/8

 Low . . . . . .   32 9/16    25 3/4     35 1/4    26 3/4   47       27 1/2   51 11/16 31

Average shares
 outstanding for
 basic EPS
 (in millions).       731      731         732      738       732       739     732     735

Average shares
 outstanding for
 diluted EPS
 (in millions).       738      743         740      746       741       746     741     741

Certain 1996 amounts have been restated to reflect the 1997 2-for-1 stock split.



The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of December 31, 1997 was 42,600.


Business Segment Data

Schering-Plough Corporation is a holding company whose subsidiaries are engaged in the discovery, development, manufacturing and marketing of pharmaceutical and health care products worldwide. Pharmaceutical products include prescription drugs and animal health products. Health care products include foot care, sun care and over-the-counter products sold primarily in the United States.



Sales and Operating Profit by Industry Segment
					  Sales                    Operating Profit
				    1997    1996      1995       1997       1996     1995
Pharmaceutical products. . .      $6,110  $5,049    $4,471     $1,885     $1,592   $1,381
Health care products . . . .         668     607       633        151        138      153
Total sales and operating
 profit. . . . . . . . . . .       6,778   5,656     5,104      2,036      1,730    1,534
General corporate
 revenue and expense . . . .                                      (83)       (79)     (82)
Interest expense . . . . . .                                      (40)       (45)     (57)
Consolidated sales
 and pre-tax profit. . . . .      $6,778  $5,656    $5,104     $1,913     $1,606   $1,395

Identifiable Assets, Capital Expenditures, Depreciation and Amortization by
Industry Segment
						    Capital                Depreciation and
			   Assets                 Expenditures              Amortization
		 1997     1996     1995     1997     1996     1995     1997    1996     1995

Pharmaceutical
 products. . .  $5,114  $4,099   $3,609   $ 366    $  308   $  276    $ 180  $  152   $ 135
Health care
 products. . .     398     375      373       6        14       17       15      16      17
Industry
 segment
 totals. . . .   5,512   4,474    3,982     372       322      293    $ 195     168     152
Corporate. . .     995     924      683       1         3        1        5       5       5
Consolidated
 assets,
 capital
 expenditures,
 depreciation and
  amortization. $6,507  $5,398   $4,665   $ 373     $ 325   $  294    $ 200  $  173   $ 157









Sales, Operating Profit and Identifiable Assets by Geographic Area
			Sales                 Operating Profit               Assets
		 1997    1996     1995     1997     1996     1995     1997    1996     1995
United States. $4,151  $3,283   $2,805   $1,484   $1,203   $1,037   $3,017  $2,472   $2,235
Europe, Middle
 East & Africa  1,520   1,376    1,277      334      288      264    1,286   1,159    1,059
Latin America.    453     385      374       85      107      104      371     304      278
Canada, Pacific
 Area & Asia .    654     612      648      133      132      129      838     539      410
Total sales,
 operating profit
 & identifiable
 assets. . . . $6,778  $5,656   $5,104   $2,036   $1,730   $1,534   $5,512  $4,474   $3,982


The Company maintains manufacturing facilities in certain countries for the production of several significant finished and semi-finished products for distribution to domestic and foreign subsidiaries. Sales, operating profit and identifiable assets as presented are associated with each geographic area, based on the location of the ultimate customers.

Report by Management

Management is responsible for the preparation and the integrity of the accompanying financial statements. These statements are prepared in accordance with generally accepted accounting principles and require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, sales and
expenses.   In management's opinion, the consolidated financial
statements present fairly the Company's results of operations,
financial position and cash flows.   All financial information in
this Annual Report is consistent with the financial statements.

The Company maintains, and management relies on, a system of internal accounting controls and related policies and procedures that provides reasonable assurance of the integrity and reliability of the financial statements. The system provides, at appropriate cost and within the inherent limitations of all internal control systems, that transactions are executed in accordance with management's authorization, are properly recorded and reported in the financial statements, and that assets are
safeguarded.   The Company's internal accounting control system
provides for careful selection and training of supervisory and management personnel and requires appropriate segregation of responsibilities and delegation of authority. In addition, the Company maintains a corporate code of conduct for purposes of determining possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

The Company's independent auditors, Deloitte & Touche LLP, audit the annual consolidated financial statements. They evaluate the Company's internal accounting controls and perform tests of procedures and accounting records to enable them to express their opinion on the fairness of these statements. In addition, the Company has an internal audit function that regularly performs audits using programs designed to test compliance with Company policies and procedures, and to verify the adequacy of internal accounting controls and other financial policies. The internal auditors' and independent auditors' recommendations concerning the Company's system of internal accounting controls have been considered and the appropriate action has been taken with respect to those recommendations.

The Finance, Compliance and Audit Committee of the Board of Directors consists solely of non-employee directors. The Committee meets periodically with management, the internal auditors and the independent auditors to review audit results, financial reporting, internal accounting controls and other financial matters. Both the independent auditors and internal auditors have full and free access to the Committee.


/S/Richard Jay Kogan  /S/Jack L. Wyszomierski  /S/Thomas H. Kelly
   Richard Jay Kogan     Jack L. Wyszomierski     Thomas H. Kelly
   President and        Executive Vice President   Vice President
   Chief Executive      and Chief Financial        and Controller
   Officer              Officer


INDEPENDENT AUDITORS' REPORT
DELOITTE & TOUCHE LLP

Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1997 and 1996 and the related statements of consolidated income, retained earnings and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial state-ments based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1997 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 12, 1998


Schering-Plough Corporation and Subsidiaries
Six-Year Selected Financial & Statistical Data(Dollars in millions, except per share figures)
				    1997     1996       1995      1994      1993      1992
Operating Results
Sales . . . . . . . . . . . . . . $6,778   $5,656     $5,104    $4,537    $4,229    $3,945
Income before income taxes. . . .  1,913    1,606      1,395     1,227     1,073       963
Income from continuing operations
 before extraordinary item and
 cumulative effect of
 accounting changes . . . . . . .  1,444    1,213      1,053       926       816       722
 Discontinued operations.  . . .       -        -       (166)       (4)        9       (2)
Extraordinary item. . . . . . .        -        -          -         -         -      (27)
Cumulative effect of accounting
 changes. . . . . . . . . . . . .      -        -          -         -       (94)       27
Net income. . . . . . . . . . . .  1,444    1,213        887       922       731       720
Basic EPS from continuing
 operations before extraordinary
 item and cumulative effect of
 accounting changes . . . . . . .   1.97     1.65       1.42      1.21      1.05       .90
Discontinued operations . . . . .      -        -       (.22)        -       .01         -
Extraordinary item. . . . . . . .      -        -          -         -         -     (.03)
Cumulative effect of accounting
 changes. . . . . . . . . . . . .      -        -          -         -      (.12)      .03
Basic earnings per common share .   1.97     1.65       1.20      1.21       .94       .90
Diluted EPS from continuing
 operations before extraordinary
 item and cumulative effect of
 accounting changes . . . . . . .   1.95     1.63       1.40      1.20      1.03       .89
Diluted earnings per common share   1.95     1.63       1.18      1.19       .93       .89

Investments
Research and development  . . . . $  847   $  723     $  657    $  610    $  567    $  511
Capital expenditures  . . . . . .    373      325        294       268       340       373

Financial Condition
Property, net . . . . . . . . . . $2,526   $2,246     $2,099    $2,082    $1,968    $1,749
Total assets. . . . . . . . . . .  6,507    5,398      4,665     4,326     4,317     4,157
Long-term debt. . . . . . . . . .     46       46         87       186       182       184
Shareholders' equity. . . . . . .  2,821    2,060      1,623     1,574     1,582     1,597
Net book value per common share .   3.85     2.82       2.23      2.12      2.04      2.00
Financial Statistics
Income from continuing operations
 before extraordinary item and
 cumulative effect of accounting
 changes as a percent of sales. .  21.3%    21.4%      20.6%     20.4%     19.3%     18.3%
Net income as a percent of sales   21.3%    21.4%      17.4%     20.3%     17.3%     18.3%
Return on average shareholders'
 equity . . . . . . . . . . . .    59.2%    65.9%      55.5%     58.4%     46.0%     49.0%
Effective tax rate  . . . . . .    24.5%    24.5%      24.5%     24.5%     24.0%     25.0%

Other Data. . . . . . . . . . . .
Cash dividends per common share . $ .735     $.64    $ .5625   $  .495   $ .435   $  .375
Cash dividends on common shares .    542      474        416       379      340       300
Depreciation and amortization . .    200      173        157       145      131       125
Number of employees . . . . . . . 22,700   20,600     20,100    20,000   20,300    19,800
Average shares outstanding
 for basic EPS(in millions) . . .    732      735        739       765      780       801
Average shares outstanding
 for diluted EPS(in millions) . .    740      744        749       773      790       810
Common shares outstanding
at year-end (in millions) . . . .    733      731        728       744      774       798


Certain amounts for years prior to 1997 have been restated for the effect of the 1997 2-
for-1 stock split.  All prior period earnings per share (EPS) figures have been restated
in accordance with SFAS No. 128.


					APPENDIX TO EXHIBIT #13




The page preceding the Management's Discussion and Analysis of Operations and Financial Condition in the 1997 annual report to shareholders presents three bar graphs. The following three sections provide the information portrayed in the graphs:
_______________________________________________________________

Title: Sales


The horizontal axis is in years starting with 1993, ending with 1997. The vertical bars indicate the sales amounts for each year as follows (dollars in millions):

1993                   $4,229
1994                   $4,537
1995                   $5,104
1996                   $5,656
1997                   $6,778
---------------------------------------------------------------
Title: Research and Development

The horizontal axis is in years starting with 1993, ending with 1997. The vertical bars indicate the research and development amounts for each year as follows (dollars in millions):

1993                   $567
1994                   $610
1995                   $657
1996                   $723
1997                   $847

---------------------------------------------------------------
Title: Capital Expenditures

The horizontal axis is in years starting with 1993, ending with 1997. The vertical bars indicate the capital expenditure amounts for each year as follows (dollars in millions):


1993           $340
1994           $268
1995           $294
1996           $325
1997           $373