Form 10-K405, Exhibit 13
period 1998-12-31
SCHERING PLOUGH CORP
filed 1999-02-25
CIK 310158

Exhibit 13







Financial Section of the Company's 1998 Annual Report to
Shareholders.

Management's Discussion and Analysis of Operations and Financial
Condition

Net Sales
Consolidated net sales in 1998 totaled $8.1 billion, an increase of 19 percent over 1997, due to volume growth of 19 percent and price increases of 2 percent, tempered by unfavorable foreign exchange of 2 percent. The acquisition of the Mallinckrodt animal health business in June 1997 favorably impacted sales growth by 3 percent. The sales of this business were included for only half the year in 1997 and for the full year in 1998.

The consolidated net sales increase reflects significant gains for the CLARITIN brand of nonsedating antihistamines. Worldwide CLARITIN brand net sales totaled $2.3 billion in 1998 compared with $1.7 billion in 1997.

Consolidated 1997 net sales of $6.8 billion advanced 20 percent over 1996, reflecting volume growth of 20 percent and price increases of 3 percent, tempered by unfavorable foreign exchange of 3 percent. The Mallinckrodt animal health acquisition favorably impacted sales growth by 3 percent. The consolidated net sales increase reflects worldwide CLARITIN brand sales growth of 50 percent in 1997.

Worldwide 1998 pharmaceutical sales of $7.3 billion rose 20 percent over 1997, due to volume growth of 20 percent and price increases of 2 percent, moderated by unfavorable foreign exchange of 2 percent. Worldwide sales of pharmaceutical products in 1997 increased 21 percent over 1996, reflecting volume growth of 22 percent and price increases of 3 percent, moderated by unfavorable foreign exchange of 4 percent.

Domestic prescription pharmaceutical product sales grew 25 percent in 1998. Sales of allergy/respiratory products increased
31 percent, due to continued strong growth of the CLARITIN brand; increases in the nasal inhaled steroid products, which include VANCENASE allergy products and NASONEX, a once-daily corticosteroid for allergic rhinitis; and VANCERIL asthma products.

Domestic sales of anti-infective and anticancer products rose 26 percent compared with 1997, due to INTRON A and REBETRON Combination Therapy, containing REBETOL (ribavirin) Capsules and INTRON A (interferon alfa-2b, recombinant) Injection, for the treatment of chronic hepatitis C. These sales increases were moderated by lower sales of EULEXIN, a prostate cancer therapy, due to generic and branded competition, and CEDAX, a broad-spectrum oral cephalosporin antibiotic, due to lower market share and a decline in the cephalosporin market.

U. S. sales of cardiovascular products advanced 18 percent, reflecting market expansion and market share growth for IMDUR, an oral nitrate for angina, and K-DUR, a potassium supplement. Late in 1998, a generic oral nitrate entered the market and the Company responded with its own generic product. Dermatological product sales increased 12 percent, due to higher sales of LOTRISONE, an antifungal/anti-inflammatory cream.

Domestic prescription pharmaceutical sales in 1997 advanced 29 percent versus 1996, led by gains in allergy/respiratory products, primarily reflecting strong growth of the CLARITIN brand and increases for VANCERIL asthma and VANCENASE allergy products. Sales growth was recorded in all other product categories.

In 1998, sales of international ethical pharmaceutical products increased 6 percent. Excluding the impact of foreign exchange, sales would have risen approximately 11 percent. The following international ethical pharmaceutical sales commentary excludes the impact of foreign exchange.

International sales of allergy/respiratory products advanced 10 percent over 1997, led by growth for the CLARITIN brand and the launch of NASONEX in several markets. Cardiovascular product sales rose 19 percent and sales of dermatological products increased 11 percent. International sales of anti-infective and anticancer products rose 6 percent in 1998, reflecting higher sales of CEDAX and INTRON A, tempered by lower sales of EULEXIN.

In 1997, international ethical pharmaceutical sales increased 13 percent over 1996, led by growth for the CLARITIN brand, while all other therapeutic areas also contributed to the increase.

Worldwide sales of animal health products increased 66 percent in 1998. Adjusting for the 1997 acquisition of the Mallinckrodt animal health business, 1998 sales would have increased 12 percent. Sales growth was driven by BANAMINE, a non-steroidal anti-inflammatory agent, and NUFLOR, a broad-spectrum, multi-species antibiotic. Sales of animal health products in 1997 increased 16 percent over 1996 after adjusting for the 1997 acquisition and foreign exchange.

Sales of health care products in 1998 increased 10 percent compared with 1997. Price increases accounted for 3 percent of the sales increase. Foot care product sales rose 12 percent, due primarily to DR. SCHOLL'S product line extensions and market share growth for antifungal products. Sun care sales were up 22 percent due to early 1999 season purchases. Over-the-counter
(OTC) product sales decreased 2 percent.

In 1997, health care product sales increased 10 percent reflecting volume increases of 9 percent and price increases of 1 percent. The sales increase largely reflects higher sales of sun care and foot care products, tempered by lower OTC product sales.

Income Before Income Taxes
Income before income taxes totaled $2.3 billion in 1998, an increase of 22 percent over 1997. In 1997, income before income taxes was $1.9 billion, up 19 percent over $1.6 billion in 1996.

Summary of Costs and Expenses:

(Dollars in millions)

                                                               % Increase
                             1998        1997          1996
                                                             1998/97 1997/96
Cost of sales . . . . . . $1,601       $1,308       $1,078     22 %   21 %
% of net sales. . . . . .   19.8 %       19.3 %       19.1 %

Selling, general and
  administrative. . . . . $3,141       $2,664       $2,209     18 %   21 %
 % of net sales . . . . .   38.9 %       39.3 %       39.1 %

Research and development. $1,007       $  847       $  723     19 %   17 %
 % of net sales . . . . .   12.5 %       12.5 %       12.8 %



Cost of sales as a percentage of net sales in 1998 increased versus 1997, primarily due to higher royalties and the inclusion of Mallinckrodt animal health products, which generally have lower gross margins, partially offset by a favorable sales mix of other pharmaceutical products. The increase of 1997 cost of sales as a percentage of net sales versus 1996 reflects the inclusion of Mallinckrodt animal health products during the second half of 1997, partially offset by a favorable sales mix of other pharmaceutical products.

Selling, general and administrative expenses in 1998 decreased as a percentage of sales compared with 1997, as sales growth outpaced expansion of the field force and increased promotional and selling-related spending, primarily for CLARITIN, NASONEX and new products such as INTEGRILIN and REBETRON Combination Therapy.
 The 1997 increase as a percentage of sales from 1996 reflects an expansion of the field force and increased promotional and selling-related spending, primarily for CLARITIN and INTRON A.

Research and development expenses totaled $1.0 billion, or 19 percent above 1997, and represented 12.5 percent of sales in 1998. The higher spending reflects the Company's funding of both internal research efforts and research collaborations with various partners to develop a steady flow of innovative products.

Income Taxes
The Company's effective tax rate was 24.5 percent in 1998, 1997
and 1996.   The effective tax rate for each period was lower than
the U.S. statutory income tax rate, principally due to tax incentives in certain jurisdictions where manufacturing facilities are located. For additional information, see "Income
Taxes" in the Notes to Consolidated Financial Statements.

Net Income
Net income in 1998 increased 22 percent to $1.8 billion. Net income in 1997 increased 19 percent over 1996. Differences in year-to-year exchange rates reduced net income growth in 1998 and 1997. After eliminating these exchange differences, net income would have risen approximately 24 percent in 1998 and 22 percent in 1997.

Earnings Per Common Share
Basic earnings per common share rose 22 percent in 1998 to $1.20 and 20 percent in 1997 to $0.98. Diluted earnings per common share rose 22 percent in 1998 to $1.18 and 18 percent in 1997 to $0.97. The strengthening of the U.S. dollar against most foreign currencies decreased growth in earnings per common share in 1998 and 1997.
Excluding the impact of exchange rate fluctuations, diluted earnings per common share would have increased approximately
24 percent in 1998 and 22 percent in 1997.

Over the past three years, the Board of Directors has authorized several share repurchase programs. Under these programs, approximately 32 million common shares were repurchased during 1998, 1997 and 1996. A $1 billion program was authorized in September 1997 and commenced in January 1998. At December 31, 1998, approximately 3.4 million shares had been acquired under the 1997 authorization and the program was approximately 14 percent complete.

Year 2000
Many computer systems ("IT systems") and equipment and instruments with embedded microprocessors ("non-IT systems") were designed to recognize only the last two digits of a calendar year. With the arrival of the Year 2000, these systems and microprocessors may encounter operating problems due to their inability to distinguish years after 1999 from years preceding 1999. As a result, the Company is engaged in an extensive project to remediate or replace its date-sensitive IT systems and non-IT systems.

The project involves four phases: (1) compiling an inventory of IT and non-IT systems; (2) distinguishing "critical" systems from "non-critical" systems; (3) remediating or replacing IT and non-IT systems; and (4) testing the remediated or replaced IT and non-IT systems. "Critical" systems for this purpose include systems that may affect health and safety, product manufacturing, product distribution, customer service and certain research systems.

The following chart indicates the estimated state of completion of each phase of this project as of December 31, 1998:

                                      IT Systems   Non-IT Systems


Inventory systems                        100%            70%

Identify critical and
  non-critical systems                   100%            70%

Remediate or replace systems              95%            40%

Testing systems                           95%            35%


The Company expects to be 100 percent complete with all phases of this project by December 31, 1999.

The estimated cost of the Year 2000 project is approximately $95 million. The increase in this estimate from the Company's previously reported amount is due to an increase in the number of non-IT systems within the Company's research operation that the Company believes will require remediation or replacement. Approximately 55 percent of the $95 million will be of an expense nature and 45 percent will be for capitalizable replacements. As of December 31, 1998, $43 million of the $95 million has been incurred; $14 million has been capitalized and $29 million has been expensed. The expense for 1998 was $16 million, which is approximately 10 percent of the Company's overall annual information systems budget. No other significant information systems projects have been deferred as a result of the Company's Year 2000 project. The book value of computers, software and equipment that will need to be written-off as a result of not being Year 2000 compliant is immaterial.

The Company's internal auditors are reviewing progress on the Year 2000 project and provide evaluations of the Company's readiness to senior management on a regular basis.

Since the Company expects to complete its Year 2000 project by December 1999, management believes that the Year 2000 issue will not have a material adverse effect on the Company's internal operating systems. However, the Company's operations may be impacted in the event that computer disruption is encountered by third parties with whom the Company conducts significant business. These third parties include wholesalers, distributors, managed care organizations, hospitals, suppliers, clinical researchers, research partners and government agencies. The Company has initiated communications with these third parties concerning their state of readiness and intends to continue these communications throughout 1999. However, the Company can provide no assurance that these third parties will not experience business disruption.

The Company currently believes that the most reasonably likely worst case scenario concerning the Year 2000 involves potential business disruption among the third parties with whom it conducts significant business. If a number of these third parties (including, in particular, wholesalers, managed care organizations and clinical researchers) experience business disruption due to a Year 2000 computer problem, the Company's results of operations and cash flows could be materially adversely affected.

During 1999, the Company intends to develop contingency plans to address potential business disruptions at these third parties. Contingency planning may include increasing inventory levels, establishing secondary sources of supply and manufacturing and maintaining backup lines of communications with our customers. However, it is unlikely that any contingency plan can fully mitigate the impact of significant business disruptions among these third parties.

Certain third parties, such as retail pharmacies and wholesalers, may order extra inventory as part of their contingency planning.
The impact to the Company of such contingency planning by third parties cannot be predicted.

The estimates and conclusions in this description of the Year 2000 issue contain forward-looking statements and are based on management's estimates of future events. Risks to completing the Year 2000 project include the continued availability of resources and qualified information systems personnel.

Euro
On January 1, 1999, certain member countries of the European Union established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. The new euro currency will eventually replace the legacy currencies currently in use in each of the participating countries. Euro bills and coins will not be issued until January 1, 2002.

Companies operating within the participating countries may, at their discretion, choose to operate in either legacy currencies or the euro until January 1, 2002. The Company expects its affected subsidiaries to continue to operate in their respective legacy currencies for at least two years. The Company can, however, accommodate transactions for customers and suppliers operating in either legacy currency or euros.

The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although we are unable to quantify these effects, if any, management at this time does not believe the creation of the euro will have a material effect on the Company.

Acquisition
In June 1997, the Company acquired the worldwide animal health operations of Mallinckrodt Inc. for approximately $490 million, which includes the assumption of debt and direct costs of the acquisition. The addition of Mallinckrodt has created broader product lines and expanded geographic distribution capabilities for our animal health products. For additional information, see "Acquisition" in the Notes to Consolidated Financial Statements.


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

Since the Company is unable to predict the final form and timing of any future domestic and international governmental or other health care initiatives, their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of managed care groups and other buying groups concerning formularies, pharmaceutical reimbursement policies and availability of the Company's pharmaceutical products cannot be reasonably estimated.

The market for pharmaceutical products is competitive. The Company's operations may be affected by technological advances of competitors, patents granted to competitors, new products of competitors and generic competition as the Company's products
mature.   In addition, patent positions are increasingly being
challenged by competitors and the outcome can be highly uncertain. An adverse result in a patent dispute can preclude commercialization of products or negatively affect sales of existing products. The effect on operations of competitive factors and patent disputes cannot be predicted.

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

Cash provided by operating activities totaled $2,026 million in 1998, $1,845 million in 1997 and $1,459 million in 1996.

Capital expenditures amounted to $389 million in 1998, $405 million in 1997 and $336 million in 1996. It is anticipated that capital expenditures will exceed $550 million in 1999.
Commitments for future capital expenditures totaled $153 million at December 31, 1998.

Common shares repurchased in 1998 totaled 3.4 million shares at a cost of $141 million. In 1997, 4.8 million shares were repurchased for $132 million and, in 1996, 23.3 million shares were repurchased at a cost of $388 million.

Dividend payments of $627 million were made in 1998, compared with $542 million in 1997 and $474 million in 1996. Dividends per common share were $0.425 in 1998, up from $0.368 in 1997 and $0.32 in 1996.

Cash and cash equivalents totaled $1,259 million, $714 million and $535 million at December 31, 1998, 1997 and 1996, respectively. Short-term borrowings and current portion of long-term debt totaled $558 million at year-end 1998, $581 million in 1997 and $855 million in 1996. In 1996, the Company funded the repayment of current maturities of long-term debt through increased short-term borrowings.

The Company's ratio of debt to total capital decreased to 12 percent in 1998 from 18 percent in 1997, resulting from both an increase in shareholders' equity and a decrease in borrowings. The Company's liquidity and financial resources continue to be sufficient to meet its operating needs. As of December 31, 1998, the Company had $1.1 billion in unused lines of credit, including $851 million available under the $1 billion multi-currency unsecured revolving credit facility expiring in 2001. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa3 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 1998.

Market Risk Disclosures
The Company is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates. The following describes the nature of the risks and demonstrates that, in general, such market risk is not material to the Company.

Foreign Currency Exchange Risk
The Company operates in more than 40 countries worldwide. In 1998, sales outside the United States accounted for approximately 37 percent of worldwide sales. Virtually all these sales were denominated in currencies of the local country. As such, the Company's reported profits and cash flows are exposed to changing exchange rates. In 1998, the general strengthening of the U.S. dollar vis-a-vis foreign currencies reduced sales by approximately 2 percent. The effect of foreign exchange reduced 1998 diluted earnings per common share by 2 percent.

To date, management has not deemed it cost-effective to engage in a formula-based program of hedging the profits and cash flows of foreign operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates. In addition, the risk of adverse exchange rate change is mitigated by the fact that the foreign operations are widespread, with no single foreign country accounting for more than 5 percent of consolidated net sales in 1998. The widespread nature of the Company's foreign operations is the primary reason that the overall economic weakness in certain Asian and Latin American countries is not expected to significantly impact future operations of the Company.

In addition, at any point in time, the Company's foreign subsidiaries hold financial assets and liabilities that are denominated in currencies other than U.S. dollars. These financial assets and liabilities consist primarily of short-term, third-party and intercompany receivables and payables. Changes in exchange rates affect these financial assets and liabilities.
 For the most part, however, gains or losses arise from translation and, as such, do not significantly affect net income.

On occasion, the Company has used derivatives to hedge specific short-term risk situations involving foreign currency exposures.
 However, these derivative transactions have not been material. See "Accounting Policies" in the Notes to Consolidated Financial Statements for information regarding Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Interest Rate and Equity Price Risk
The financial assets of the Company that are exposed to changes in interest rates and equity prices are primarily limited to debt and equity securities held in non-qualified trusts for employee benefits. These trust investments totaled approximately $168 million at December 31, 1998. Due to the long-term nature of the liabilities that these assets fund, the Company's exposure to market risk is low. A decline in market value of these investments would not necessitate any near-term funding of the trusts. The other financial assets of the Company do not give rise to significant interest rate risk due to their short duration.

The financial liabilities of the Company that are exposed to changes in interest rates are limited primarily to short-term borrowings (long-term borrowings are not significant). Although all the short-term borrowings are floating rate debt, the interest rate risk posed by these borrowings is low because the amount of debt historically has been small in relation to annual cash flow. The Company has the ability to pay off this debt relatively quickly if interest rates were to increase significantly. The other financial liabilities of the Company do not give rise to significant interest rate risk due to their short duration.

For the reasons discussed above, the Company has not engaged in managing interest rate and equity price risk using derivative financial instruments.

International Cash Management
In the early 1990s, the Company utilized a series of interest rate swaps as part of its international cash management strategy. For additional information, see "Financial Instruments" in the Notes to Consolidated Financial Statements. These swaps subject the Company to a moderate degree of market risk. The Company accounts for these swaps using fair value accounting with changes in the fair value recorded in earnings. The fair value of these swaps was less than $100 thousand at December 31, 1998. The fair value of these swaps at December 31, 1997, was a liability of $1 million. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swaps by approximately $4 million.

Securities Litigation Reform Act
Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995: Certain matters discussed in this Annual Report are forward-looking statements that involve risks and uncertainties, including but not limited to economic, litigation, competitive, regulatory, governmental and technological factors affecting the Company's operations, markets, products, services and prices, and other factors discussed in Exhibit 99 of the Company's December 31, 1998, Form
10-K filed with the Securities and Exchange Commission.
































































Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Income
(Amounts in millions, except per share figures)

For The Years Ended December 31,                             1998          1997      1996
Net sales . . . . . . . . . . . . . . . . . . .            $8,077        $6,778    $5,656

Costs and expenses:

  Cost of sales . . . . . . . . . . . . . . . .             1,601         1,308     1,078
  Selling, general and administrative . . . . .             3,141         2,664     2,209
  Research and development. . . . . . . . . . .             1,007           847       723
  Other expense, net. . . . . . . . . . . . . .                 2            46        40
  Total costs and expenses  . . . . . . . . . .             5,751         4,865     4,050

Income before income taxes. . . . . . . . . . .             2,326         1,913     1,606
  Income taxes. . . . . . . . . . . . . . . . .               570           469       393

Net income. . . . . . . . . . . . . . . . . . .            $1,756        $1,444    $1,213

Basic earnings per common share . . . . . . . .            $ 1.20        $  .98    $  .82

Diluted earnings per common share . . . . . . .            $ 1.18        $  .97    $  .82

See Notes to Consolidated Financial Statements.



























Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Cash Flows
(Amounts in millions)

For The Years Ended December 31,                          1998        1997     1996
Operating Activities:

  Net income . . . . . . . . . . . . . . . . . . . . .     $1,756     $1,444   $1,213
  Depreciation and amortization. . . . . . . . . . . .        238        200      173
  Accounts receivable. . . . . . . . . . . . . . . . .        (67)       (40)       2
  Inventories. . . . . . . . . . . . . . . . . . . . .	      (102)       (43)    (112)
  Prepaid expenses and other assets. . . . . . . . . .	      (116)      (127)    (144)
  Accounts payable and other liabilities . . . . . . . 	      317        411      327

  Net cash provided by operating activities. . . . . .      2,026      1,845     1,459

Investing Activities:

  Purchase of business, net of cash acquired . . . . .          -       (354)       -
  Capital expenditures . . . . . . . . . . . . . . . .       (389)      (405)     (336)
  Reduction of investments . . . . . . . . . . . . . .          -         36         1
  Purchases of investments . . . . . . . . . . . . . .       (319)       (77)      (78)
  Other, net . . . . . . . . . . . . . . . . . . . . .          -         (8)        5

  Net cash used for investing activities . . . . . . .       (708)      (808)     (408)

Financing Activities:

  Cash dividends paid to common shareholders . . . . .       (627)      (542)     (474)
  Common shares repurchased. . . . . . . . . . . . . .       (141)      (132)     (388)
  Net change in short-term borrowings. . . . . . . . .        (19)      (290)      113
  Repayment of long-term debt. . . . . . . . . . . . .        (42)        (1)     (140)
  Other, net . . . . . . . . . . . . . . . . . . . . .         57        116        53

  Net cash used for financing activities . . . . . . .       (772)      (849)     (836)

Effect of exchange rates on cash and cash equivalents.         (1)        (9)       (1)


Net Increase in Cash and Cash Equivalents  . . . . . .        545        179       214

Cash and Cash Equivalents, Beginning of Year . . . . .        714        535       321

Cash and Cash Equivalents, End of Year . . . . . . . .     $1,259    $   714    $  535


See Notes to Consolidated Financial Statements.










Schering-Plough Corporation and Subsidiaries

Consolidated Balance Sheets
(Amounts in millions, except per share figures)

At December 31,                                           1998        1997
ASSETS
__________________________________________________________________________
Current Assets:

     Cash and cash equivalents. . . . . . . . . . .     $1,259      $  714

     Accounts receivable, less allowances:
       1998, $98; 1997, $87 . . . . . . . . . . . .        704         645

     Inventories. . . . . . . . . . . . . . . . . .        841         713

     Prepaid expenses, deferred income taxes
      and other current assets. . . . . . . . . . .      1,154         848

     Total current assets . . . . . . . . . . . . .      3,958       2,920
Property, at cost:

     Land . . . . . . . . . . . . . . . . . . . . .         48          47

     Buildings and improvements . . . . . . . . . .      1,836       1,716

     Equipment. . . . . . . . . . . . . . . . . . .      1,677       1,585

     Construction in progress . . . . . . . . . . .        507         402

     Total. . . . . . . . . . . . . . . . . . . . .      4,068       3,750

     Less accumulated depreciation. . . . . . . . .      1,393       1,224

     Property, net. . . . . . . . . . . . . . . . .      2,675       2,526

Intangible Assets, net. . . . . . . . . . . . . . .        565         481

Other Assets. . . . . . . . . . . . . . . . . . . .        642         580

                                                        $7,840      $6,507









                                                         1998        1997

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

    Accounts payable . . . . . . . . . . . . . . .       $1,003      $  803

    Short-term borrowings and current portion of
      long-term debt . . . . . . . . . . . . . . .          558         581

    U.S., foreign and state income taxes . . . . .          505         474

    Accrued compensation . . . . . . . . . . . . .          279         274

    Other accrued liabilities. . . . . . . . . . .          687         759

    Total current liabilities. . . . . . . . . . .        3,032       2,891

Long-Term Liabilities:

    Long-term debt . . . . . . . . . . . . . . . .            4          46

    Deferred income taxes. . . . . . . . . . . . .          291         278

    Other long-term liabilities. . . . . . . . . .          511         471

    Total long-term liabilities. . . . . . . . . .          806         795

Shareholders' Equity:

    Preferred shares - authorized shares: 50,
     $1 par value; issued: none  . . . . . . . . .            -           -

    Common shares - authorized shares: 1998,
     2,400, $.50 par value;
     1997, 1,200, $1 par value;
     issued: 1998, 2,030; 1997, 1,015. . . . . .          1,015       1,015

    Paid-in capital. . . . . . . . . . . . . . . .          365          96

    Retained earnings. . . . . . . . . . . . . . .        6,802       5,673

    Accumulated other comprehensive income . . . .         (238)       (244)

    Total. . . . . . . . . . . . . . . . . . . . .        7,944       6,540

    Less treasury shares, at cost - 1998, 558;
	 1997, 282 . . . . . . . . . . . . . . . . .             3,942       3,719

    Total shareholders' equity . . . . . . . . . .        4,002       2,821

                                                         $7,840      $6,507
See Notes to Consolidated Financial Statements.


Schering-Plough Corporation and Subsidiaries

Statements of Consolidated Shareholders' Equity
(Amounts in millions)
                                                                    Accumulated
                                                                       Other      Total
                                                                       Compre-    Share-
                               Common   Paid-in   Retained  Treasury   hensive    holders'
                               Shares   Capital   Earnings    Shares   Income     Equity

Balance December 31, 1995        $503      $50    $4,342    $(3,168)    $(104)    $1,623

Comprehensive income:
 Net income                                        1,213                           1,213
 Foreign currency translation,
  net of tax                                                              (28)       (28)
 Unrealized gain (loss) on
  investments held available
  for sale, net                                                            (8)        (8)
   Total comprehensive income                                                      1,177
Cash dividends on common
 shares                                             (474)                           (474)
Stock incentive plans                       92                   (4)                  88
Common shares repurchased                                      (388)                (388)
Settlement of warrants              3      (23)                                      (20)
Shares issued for acquisition       1       53                                        54

__________________________________________________________
Balance December 31, 1996         507      172     5,081     (3,560)     (140)     2,060

Comprehensive income:
 Net income                                        1,444                           1,444
 Foreign currency translation,
  net of tax                                                             (101)      (101)
 Unrealized gain (loss) on
  investments held available
  for sale, net                                                            (3)        (3)
   Total comprehensive income                                                      1,340
Cash dividends on common
 shares                                             (542)                           (542)
Stock incentive plans                      122                  (27)                  95
Common shares repurchased                                      (132)                (132)
Effect of 2-for-1 stock split     508     (198)     (310)
_
___________________ _________________________
Balance December 31, 1997       1,015       96     5,673     (3,719)     (244)     2,821

Comprehensive income:
 Net income                                        1,756                           1,756
 Foreign currency translation,
  net of tax                                                                5          5
 Unrealized gain (loss) on
  investments held available
  for sale, net                                                             1          1
   Total comprehensive income                                                      1,762
Cash dividends on common
 shares                                             (627)                           (627)
Stock incentive plans                      269                  (82)                 187
Common shares repurchased                                      (141)                (141)
                                _            _____________________
_________________
Balance December 31, 1998       $1,015    $365    $6,802    $(3,942)    $(238)    $4,002
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

Inventories - Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for a substantial portion of inventories located in the United States. The cost of all other inventories is determined by the first-in, first-out method.

Other Current Assets - An advance of $200 is included in other current assets at December 31, 1998. This advance, made in connection with a licensing arrangement, was collected in January
1999. Carrying value approximates fair value.

Depreciation - Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $191, $166 and $149 in 1998, 1997 and 1996, respectively.

Intangible Assets - Intangible assets principally include goodwill, patents, trademarks and licenses. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding 40 years. Accumulated amortization of intangible assets was $138 and $99 at December 31, 1998 and 1997, respectively. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to expected future cash flows.

Foreign Currency Translation - The net assets of most of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account which is included in other comprehensive income. For the remaining foreign subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in income.

Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation adjustment account. Other exchange gains and losses are included in income.

Net foreign exchange losses included in income were $2, $6 and $11 in 1998, 1997 and 1996, respectively.

Earnings Per Common Share - Basic earnings per common share are computed by dividing income by the weighted-average number of common shares outstanding. Diluted earnings per common share are computed by dividing income by the sum of the weighted-average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options and warrants.

The shares used for basic earnings per common share and diluted earnings per common share are reconciled as follows:
                                                  (shares in
millions)
                                                1998        1997     1996
Average shares outstanding
  for basic earnings per share. . . . . .      1,468       1,464     1,471

Dilutive effect of warrants, options
  and deferred stock units. . . . . . . .         20          16        16

Average shares outstanding
  for diluted earnings per share. . . . .      1,488       1,480     1,487

Derivatives - The Company has outstanding certain long-term interest rate swap contracts that were used for international cash management purposes during the early 1990s. These interest rate swaps are recorded at fair value, with changes in fair value recorded in earnings. Annual net cash flows for payments and receipts under these interest rate swap contracts are not material. The net asset or liability under these interest rate swaps is recorded in other current assets or other accrued liabilities, as applicable. See "Financial Instruments" footnote for more details.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 must be adopted by the Company no later than January 1, 2000. The Company is currently evaluating when to adopt SFAS No. 133. Management does not deem it cost-effective to engage in a formula-based program using derivative instruments to hedge its market risks. Accordingly, this statement is not expected to materially impact the Company's financial statements.

Comprehensive Income - During 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income." Comprehensive income, which is reported in the Statements of Consolidated Shareholders' Equity, is defined as the total change in shareholders' equity during the period other than from transactions with shareholders. For the Company, comprehensive income consists of net income, the net change in the accumulated foreign currency translation adjustment account and the net change in unrealized gains and losses on securities classified for SFAS No. 115 purposes as held available for sale. Accumulated other comprehensive income consists of the accumulated foreign currency translation adjustment account and accumulated unrealized gains and losses. At December 31, 1998 and 1997, the accumulated foreign currency translation adjustment account, net of tax, totaled $247 and $252, respectively.

Acquisition

On June 30, 1997, the Company acquired the worldwide animal health business of Mallinckrodt Inc. for approximately $490, which includes the assumption of debt and direct costs of the acquisition. The acquisition was recorded under the purchase method of accounting. The excess of the purchase price over the fair value of identifiable net assets acquired is included in intangible assets, net. The results of operations of the purchased animal health business have been included in the Company's Statements of Consolidated Income from the date of acquisition. Pro forma results of the Company, assuming the acquisition had been made at the beginning of each period presented, would not be materially different from the results reported.

Financial Instruments

The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.




                                   December 31, 1998        December 31, 1997

                             Carrying      Estimated    Carrying   Estimated
                                Value      Fair Value    Value     Fair Value
ASSETS:
 Cash and cash equivalents	     $1,259       $1,259       $714        $714
 Debt and equity investments       213          213        180         180

LIABILITIES:
 Short-term borrowings and
   current portion of long-
   term debt           	           558          558        581         581
 Long-term debt			                   4            4         46          46
  Derivative Financial
  Instruments:
  Interest rate swap contracts       -            -          1           1



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

International Cash Management

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The notional principal of the 1991 arrangement is $650 and the notional principal of the 1992 arrangement is $950. Both the $650 and $950 arrangements have 20-year terms. At December 31, 1998, the $650 and $950 arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps.

Commitments

Total rent expense amounted to $58 in 1998, $44 in 1997 and $37 in 1996. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1998, range from $29 in 1999 to $5 in 2003, with aggregate minimum lease obligations of $16 due thereafter. The Company has commitments related to future capital expenditures totaling $153 as of December 31, 1998.






Borrowings


The Company has a $1 billion committed, multi-currency unsecured revolving credit facility expiring in 2001 from a syndicate of financial institutions. This facility is available for general corporate purposes and is considered as support for the Company's commercial paper borrowings. This line of credit does not require compensating balances; however, a nominal commitment fee is paid. At December 31, 1998, $149 had been drawn down under this facility. In addition, the Company's foreign subsidiaries had available $267 in unused lines of credit from various financial institutions at December 31, 1998. Generally, these foreign credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

Short-term borrowings consist of commercial paper issued in the United States, bank loans, notes payable and amounts drawn down under the revolving credit facility. Commercial paper outstanding at December 31, 1998 and 1997 was $339 and $389, respectively. The weighted-average interest rate for short-term borrowings at December 31, 1998 and 1997 was 5.7 percent and 5.6 percent, respectively.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200 of debt securities. The terms of these securities will be determined at the time of sale. As of December 31, 1998, no debt securities have been issued pursuant to this registration.

Interest Costs and Income

Interest costs were as follows:
                                                  1998     1997     1996
Interest cost incurred . . . . . . . . . . . .     $28      $55      $56
Less: amount capitalized on
       construction. . . . . . . . . . . . . .       9       15       11

Interest expense . . . . . . . . . . . . . . .     $19      $40      $45

Cash paid for interest, net of
  amount capitalized . . . . . . . . . . . . .     $19      $37      $52


Interest income for 1998, 1997 and 1996 was $59, $56 and $33, respectively. Interest income and interest expense are included in other expense, net.










Shareholders' Equity

On September 22, 1998, the Board of Directors voted to increase the number of authorized common shares from 1.2 billion to 2.4 billion and approved a 2-for-1 stock split. Distribution of the September 22, 1998, split shares was made on December 2, 1998. On April 22, 1997, the Board of Directors voted to increase the number of authorized common shares from 600 million to 1.2 billion and approved a 2-for-1 stock split. Distribution of the April 22, 1997, split shares was made on June 3, 1997. All per share amounts herein have been adjusted to reflect both stock splits.

A summary of treasury share transactions follows (shares in millions):

                                           1998       1997      1996
Share balance at January 1                  282        142       139
  Shares issued under stock
     incentive plans                         (9)        (4)       (3)
  Purchase of treasury shares                 3          2         6
  Effect of 2-for-1 stock split             282        142         -
Share balance at December 31                558        282       142


The Company has Preferred Share Purchase Rights outstanding that are attached to, and presently only trade with, the Company's common shares and are not exercisable. The rights will become exercisable only if a person or group acquires 20 percent or more of the Company's common stock or announces a tender offer which, if completed, would result in ownership by a person or group of 20 percent or more of the Company's common stock. Should a person acquire 20 percent or more of the Company's outstanding common stock through a merger or other business combination transaction, each right will entitle its holder (other than such acquirer) to purchase common shares of Schering-Plough having a market value of twice the exercise price of the right. The exercise price of the rights is $100.

Following the acquisition by a person or group of beneficial ownership of 20 percent or more but less than 50 percent of the Company's common stock, the Board of Directors may call for the exchange of the rights (other than rights owned by such acquirer), in whole or in part, at an exchange ratio of one common share or one two-hundredth of a share of Series A Junior Participating Preferred Stock, per right. Also, prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock, the rights are redeemable for $.005 per right at the option of the Board of Directors. The rights will expire on July 10, 2007, unless earlier redeemed or exchanged. The Board of Directors is also authorized to reduce the 20 percent thresholds referred to above to not less than the greater of (i) the sum of .001% and the largest percentage of the outstanding shares of common stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent, except that following the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock no such reduction may adversely affect the interests of the holders of the rights.

Stock Incentive Plans

Under the terms of the Company's 1997 Stock Incentive Plan, 72 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 2002. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than 10 years after the date of grant. Standard options granted generally have a one-year vesting term. Other options granted vest 20 percent per year for five years starting five years after the date of grant. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in five equal annual installments generally commencing one year from the date of the award.



The following table summarizes stock option activity over the past three years under the current and prior plans (number of options in millions):

                            1998                 1997               1996
                              Weighted-           Weighted-           Weighted-
                     Number   Average    Number   Average    Number   Average
                       of     Exercise     of     Exercise     of     Exercise
                     Options  Price      Options  Price      Options  Price
Outstanding at
 January 1. . . .      42     $12.20       41     $ 9.57       39     $ 7.11
  Granted . . . .      11      39.06        9      20.57       12      14.36
  Exercised . . .     (10)     10.47       (8)      7.76       (9)      5.71
  Canceled
   or expired . .      (1)     30.87        -          -       (1)     10.39
Outstanding at
 December 31. . .      42     $19.31       42     $12.20       41     $ 9.57

Options exercisable
at December 31. .      25     $12.02       26     $ 9.28       22     $ 6.96




The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting was applied as defined in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $1,704, $1,421 and $1,197 for 1998, 1997 and
1996, respectively. Pro forma basic earnings per share would have been $1.16, $.97 and $.82 for 1998, 1997 and 1996, respectively, and pro forma diluted earnings per share would have been $1.15, $.96 and $.81 for 1998, 1997 and 1996, respectively.


The weighted-average fair value per option granted in 1998, 1997 and 1996 was $9.24, $4.60 and $3.11, respectively. The fair value was estimated using the Black-Scholes option pricing model based on the following assumptions:


                                          1998        1997         1996
	Dividend yield                           2.4%        2.6%         2.8%
	Volatility                                24%         20%          20%
	Risk-free interest rate                  5.5%        6.1%         5.7%
	Expected term of options (in years)        5           5            5


In 1998, 1997 and 1996, the Company awarded deferred stock units totaling 2.5 million, 3.0 million and 3.6 million, respectively. The expense recorded in 1998, 1997 and 1996 for deferred stock units was $45, $32 and $27, respectively.

Inventories

Year-end inventories consisted of the following:
                                                   1998      1997
Finished products . . . . . . . . . . . . . .      $483      $334
Goods in process. . . . . . . . . . . . . . .       174       191
Raw materials and supplies. . . . . . . . . .       184       188

Total inventories . . . . . . . . . . . . . .      $841      $713



Inventories valued on a last-in, first-out basis comprised approximately 28 percent and 34 percent of total inventories at December 31, 1998 and 1997, respectively. The estimated replacement cost of total inventories at December 31, 1998 and 1997 was $864 and $745, respectively.

Retirement Plans and Other Post-retirement Benefits

The Company has defined benefit pension plans covering eligible employees in the United States and certain foreign countries, and the Company provides post-retirement health care benefits to its eligible U.S. retirees and their dependents.


The components of net pension and other post-retirement benefit  expense
(income) were as follows:
                                                               Post-retirement
                                                                  Health Care
                                            Retirement Plans       Benefits
                                            1998  1997 1996    1998  1997  1996
Service cost                                 $41   $37  $37    $ 5    $ 4   $ 5
Interest cost                                 59    54   50     11     11    11
Expected return on plan assets               (89)  (81) (76)   (17)   (15)  (15)
Amortization of transition (assets)
  liabilities, net                            (9)   (8)  (8)     -      -     -
Amortization of prior service cost             2     2    2     (1)    (1)    -
Amortization of actuarial gains and losses     1     1    1      -      -     -

Net expense (income)                          $5    $5   $6    $(2)   $(1)   $1


The components of the changes in the benefit obligations were as follows:
                                                               Post-retirement
                                                                Health Care
                                          Retirement Plans        Benefits
                                           1998     1997         1998    1997
Benefit obligations at January 1. . . .    $867     $755         $162   $156
Service cost  . . . . . . . . . . . . .      41       37            5      4
Interest cost . . . . . . . . . . . . .      59       54           11     11
Assumption changes. . . . . . . . . . .      51       44           10      9
Effects of exchange rate changes. . . .       5      (13)           -      -
Benefits paid . . . . . . . . . . . . .     (62)     (43)          (8)    (8)
Actuarial (gains) and losses  . . . . .      22        7           (3)   (10)
Business combinations/divestitures  . .       -       26            -      -
Plan amendments.  . . . . . . . . . . .       4        -            -      -
Benefit obligations at December 31. . .    $987     $867         $177   $162

Benefit obligations of overfunded plans    $790     $704         $177   $162
Benefit obligations of underfunded plans   $197     $163

The components of the changes in plan assets were as follows:

                                                              Post-retirement
	                                                           Health Care
                                           Retirement Plans       Benefits
                                             1998    1997       1998     1997
Fair value of plan assets, primarily
 stocks and bonds, at January 1. . . . .   $1,039    $913       $210     $192
Actual return on plan assets . . . . . .      135     130         26       26
Contributions. . . . . . . . . . . . . .       13       9          -        -
Effects of exchange rate changes . . . .        -     (10)         -        -
Benefits paid  . . . . . . . . . . . . .      (42)    (35)        (8)      (8)
Business combinations/divestitures . . .        -      32          -        -
Fair value of plan assets at December 31   $1,145  $1,039       $228     $210

Plan assets of overfunded plans            $1,086  $  994       $228     $210
Plan assets of underfunded plans           $   59  $   45


In addition to the plan assets indicated above, at December 31, 1998 and 1997, securities of $70 and $79, respectively, were held in non-qualified trusts designated to provide pension benefits for certain underfunded plans.



The following is a reconciliation of the funded status of the plans to the Company's balance sheet at December 31:






                                                              Post-retirement
                                                                Health Care
                                          Retirement Plans        Benefits
                                            1998   1997        1998    1997
Plan assets in excess of benefit
  obligations . . . . . . . . . . . . . .  $158    $172         $51    $ 48
Unrecognized net transition asset . . . .   (45)    (54)          -       -
Unrecognized prior service cost . . . . .    12      10          (6)     (6)
Unrecognized net actuarial (gain) loss. .   (14)    (43)        (51)    (49)
Net asset (liability) . . . . . . . . . .  $111    $ 85         $(6)   $ (7)

The weighted-average assumptions employed at December 31, 1998 and 1997 were:
                                                               Post-retirement
                                                                  Health Care
                                             Retirement Plans       Benefits
                                              1998     1997      1998   1997
Discount rate                                 6.6%    6.9%       6.5%  7.0%
Long-term expected rate of return on
 plan assets                                  9.9%    9.6%       9.0%  9.0%
Rate of increase in future compensation       4.1%    4.1%


The weighted-average assumed health care cost trend rates used for post-retirement measurement purposes were 7.4 percent for 1999, trending down to 5.0 percent by 2003. A 1 percent increase or decrease in the assumed health care cost trend rate would increase or decrease combined post-retirement service and interest cost by $3 and the post-retirement benefit obligation by $24.

The Company has a defined contribution profit-sharing plan covering substantially all its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $66, $58 and $60 in 1998, 1997 and 1996, respectively.


Income Taxes

U.S. and foreign operations contributed to income before income taxes as follows:

                                                   1998     1997     1996
United States. . . . . . . . . . . . .           $1,609   $1,349   $1,090
Foreign. . . . . . . . . . . . . . . .              717      564      516

Total income before income taxes . . .           $2,326   $1,913   $1,606

The components of income tax expense were as follows:

                                                  1998    1997    1996
Current:
  Federal. . . . . . . . . . . . . . .            $442    $306    $296
  Foreign. . . . . . . . . . . . . . .             184     160     122
  State. . . . . . . . . . . . . . . .              14      10      14

  Total current. . . . . . . . . . . .             640     476     432
Deferred:
  Federal and state. . . . . . . . . .             (19)     30     (25)
  Foreign. . . . . . . . . . . . . . .             (51)    (37)    (14)

  Total deferred . . . . . . . . . . .             (70)     (7)    (39)

Total income tax expense . . . . . . .            $570    $469    $393

The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:

                                               1998     1997     1996
U.S. statutory tax rate. . . . . . . . .       35.0%    35.0%     35.0%
Increase (decrease) in taxes resulting
 from:
  Lower rates in other jurisdictions,
   net . . . . . . . . . . . . . . . . .      (10.6)   (10.0)    (10.3)
  Research tax credit. . . . . . . . . .        (.8)     (.6)      (.4)
  All other, net . . . . . . . . . . . .         .9       .1        .2

Effective tax rate . . . . . . . . . . .       24.5%    24.5%     24.5%

The lower rates in other jurisdictions, net, are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates through 2010.

As of December 31, 1998 and 1997, the Company had total deferred tax assets of $741 and $632, respectively, and deferred tax liabilities of $506 and $475, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 1998 and 1997 were for operating costs not currently deductible for tax purposes and totaled $425 and $390, respectively. Significant deferred tax liabilities at December 31, 1998 and 1997 were for depreciation differences, $233 and $234, respectively, and retirement plans, $61 and $54, respectively. Other current assets include deferred income taxes of $521 and $438 at December 31, 1998 and 1997, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 1998, approximated $3,475. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 1998, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1988 and there are no unresolved issues outstanding for those years.

Total income tax payments during 1998, 1997 and 1996 were $458, $368 and $306, respectively.

Legal and Environmental Matters

The Company has responsibilities for environmental clean-up under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for clean-up costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency, and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or clean-up when it is probable a loss has been incurred and the amount can reasonably be estimated.

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

The recorded liabilities for the above matters at December 31, 1998 and 1997 and the related expenses incurred during the three years ended December 31, 1998, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental-related liabilities. Management believes that, except for the matters discussed in the following paragraphs, it is remote that any material liability in excess of the amounts accrued will be incurred.

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

One of the federal cases is a class action on behalf of approximately two-thirds of all retail pharmacies in the United States and alleges a price-fixing conspiracy. The Company agreed to settle the federal class action for a total of $22, which has been paid in full as of January 31, 1999. The settlement provides, among other things, that the Company shall not refuse to grant discounts on brand-name prescription drugs to a retailer based solely on its status as a retailer and that, to the extent a retailer can demonstrate its ability to affect market share of a Company brand-name prescription drug in the same manner as a managed care organization with which the retailer competes, it will be entitled to negotiate similar incentives subject to the rights, obligations, exemptions and defenses of the Robinson-Patman Act and other laws and regulations. The United States District Court in Illinois approved the settlement of the federal class action on June 21, 1996. In June 1997, the Seventh Circuit Court of Appeals dismissed all appeals from that settlement, and it is not subject to further review. The defendants that did not settle the class action proceeded to trial in September 1998.
The trial ended in November 1998 with a directed verdict in the defendants' favor.

Four of the state antitrust cases have been certified as class actions. Two are class actions on behalf of certain retail pharmacies in California and Wisconsin, and the other two are class actions in California and the District of Columbia, on behalf of consumers of prescription medicine. In addition, an action has been brought in Alabama purportedly on behalf of consumers in Alabama and several other states. Plaintiffs are seeking to maintain the action as a class action. The Company has settled the retailer class action in Wisconsin and the alleged class action in Minnesota. The settlements of the state antitrust cases in Wisconsin and Minnesota have been approved by the respective courts. The settlement amounts were not significant. The Company has also recently settled in principle the state consumer cases in all of the states except Alabama and California. Court approval of those settlements has either already been obtained or is currently being sought. The settlement amounts were not material to the Company. In August 1998, a class action was brought in Tennessee purportedly on behalf of consumers in Tennessee and several other states. The court has conditionally certified a class of consumers, but has stayed the case pending the resolution of an earlier-filed Tennessee case, which the Company has settled in principle.

Plaintiffs in these antitrust actions generally seek treble damages in an unspecified amount and an injunction against the allegedly unlawful conduct.

In May 1998, the Company settled six of the federal antitrust cases brought by 26 food and drug chain retailers and several independent retail stores. Plaintiffs in these cases comprise collectively approximately one-fifth of the prescription drug retail market. The settlement amounts were not material to the Company.

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

The Company believes all the antitrust actions are without merit and is defending itself vigorously.

On March 13, 1996, the Company was notified that the United States Federal Trade Commission (FTC) is investigating whether the Company, along with other pharmaceutical companies, conspired to fix prescription drug prices. The investigation is ongoing. The Company vigorously denies that it has engaged in any price-fixing conspiracy.

The Company is a defendant in a state court action in Texas brought by Foxmeyer Health Corporation, the parent of a pharmaceutical wholesaler that filed for bankruptcy in August 1996. The case is against another pharmaceutical wholesaler and 11 pharmaceutical companies and alleges that the defendants conspired to drive the plaintiff's wholesaler subsidiary out of business. The complaint also alleged that the defendants defamed the wholesaler and interfered with its business. There are related actions pending in the Delaware bankruptcy proceedings of the wholesaler and certain of the plaintiff's claims against the Company have been dismissed. The Company believes that this action is without merit and is defending itself vigorously against all claims.

In February 1998, Geneva Pharmaceuticals, Inc. (Geneva) submitted an Abbreviated New Drug Application (ANDA) to the U.S. Food and Drug Administration seeking to market a generic form of CLARITIN in the United States several years before the expiration of the Company's patents. Geneva has alleged that certain of the Company's U.S. CLARITIN patents are invalid and unenforceable. The CLARITIN patents are material to the Company's business. In March 1998, the Company filed suit in federal court seeking a ruling that Geneva's ANDA submission constitutes willful infringement of the Company's patents and that its challenge to the Company's patents is without merit. The Company believes that it should prevail in the suit. However, as with any litigation, there can be no assurance that the Company will prevail.













Quarterly Data(Unaudited)
Three Months Ended    March 31,           June 30,          September 30,    December 31,

                     1998     1997     1998        1997     1998       1997   1998   1997
Net sales. . . .   $1,908   $1,568   $2,124      $1,720   $1,986     $1,709   $2,059 $1,781


Cost of sales. .      380      289      423         330      394        326      404    363

Gross profit . .    1,528    1,279    1,701       1,390    1,592      1,383    1,655  1,418

Selling, general
 and
 administrative.      712      594      828         679      762        681      839    710
Research and
 development . .      224      179      261         209      257        220      265    239
Other, net . . .       (4)       9        9           8        1         15       (4)    14

Income before
 income taxes. .      596      497      603         494      572        467       555    455
Income taxes . .      146      122      148         121      140        114       136    112

Net income . . .   $  450     $375   $  455      $  373   $  432      $ 353      $419 $  343

Basic earnings per
 common share. .   $  .31     $.26   $  .31      $  .25   $  .29      $ .24       $.29 $  .23

Diluted earnings
 per common share     .30      .25      .31         .25      .29        .24        .28    .23

Dividends per
 common share. .     .095     .083      .11        .095      .11       .095        .11   .095

Common share prices:
 High. . . . . .    42 3/4    20 13/32  46 11/16   24 11/16  53 17/32  27 9/32    57 1/2   31 23/32

 Low . . . . . .    30 27/32  16 9/32   39 1/16    17 5/8    43        23 1/2     45 13/16  25 27/32

Average shares
 outstanding for
 basic EPS
 (in millions).     1,466    1,463    1,467       1,464    1,469      1,465       1,470  1,465

Average shares
 outstanding for
 diluted EPS
 (in millions).     1,485    1,476    1,488       1,480    1,490      1,482       1,489  1,482

Certain 1997 amounts have been restated to reflect the 1998 2-for-1 stock split.
The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of December
31, 1998, was 47,000.









Business Segment Data

Schering-Plough Corporation is a holding company whose subsidiaries are engaged in the discovery, development,
manufacturing and marketing of pharmaceutical and health care products worldwide. The Company is organized and operates in the pharmaceutical and health care businesses. Pharmaceutical products include prescription drugs and animal health products. Health care products include foot care, sun care and over-the-counter products sold primarily in the United States. The following information is presented in accordance with the requirements of SFAS
No. 131, "Disclosures about Segments of an Enterprise and Related Information."


Net Sales and Operating Profit by Segment
                                        Net Sales                    Operating Profit
                                   1998     1997      1996        1998      1997   1996
Pharmaceutical products. . .     $7,342   $6,110    $5,049      $2,261    $1,885   $1,592
Health care products . . . .        735      668       607         160       151      138
Total net sales and operating
 profit. . . . . . . . . . .      8,077    6,778     5,656       2,421     2,036    1,730
General corporate
 revenue and expense . . . .                                       (76)      (83)     (79)
Interest expense . . . . . .                                       (19)     (40)      (45)
Consolidated net sales
 and pre-tax profit. . . . .     $8,077   $6,778    $5,656      $2,326    $1,913   $1,606

Assets, Capital Expenditures and Depreciation and Amortization by Segment

        	 	                                              Capital               Depreciation and
                                 Assets                  Expenditures               Amortization

                         1998     1997     1996     1998     1997      1996   1998    1997    1996
Pharmaceutical
  products. . . . . .  $5,981   $5,114   $4,099     $357     $380      $316   $218    $180    $152
Health care products.     424      398      375       31       24        17     15      15      16
Operating segment
  totals. . . . . . .   6,405    5,512    4,474      388      404       333    233     195     168
Corporate . . . . . .   1,435      995      924        1        1         3      5       5       5
Consolidated
assets, capital
  expenditures,
  depreciation and
  amortization. . . .  $7,840   $6,507   $5,398     $389     $405      $336   $238    $200    $173

</table

The Company operates in more than 40 countries outside the United
States. Sales outside the United States comprised 37 percent, 39 percent, and 42 percent of consolidated sales in 1998, 1997 and 1996, respectively. No single foreign country accounted for more than 5 percent of consolidated sales during the past three years, except for Japan and France, which accounted for 5.5 percent and 5.4 percent of consolidated sales in 1996, respectively.



Net Sales by Geographic Area
                                            1998          1997            1996
United States. . . . . . . . . . . . .    $5,113        $4,151          $3,283
Europe and Canada. . . . . . . . . . .     1,889         1,620           1,460
Latin America. . . . . . . . . . . . .       578           453             385
Pacific Area and Asia. . . . . . . . .       497           554             528
Consolidated net sales . . . . . . . .    $8,077        $6,778          $5,656

Net sales are presented in the geographic area in which the Company's customers are located. During 1998, 11 percent of consolidated net sales was made to McKesson Corporation, a major pharmaceutical and health care products distributor; substantially all these sales were in the Company's pharmaceutical segment. During 1997 and 1996, no single customer accounted for more than 10 percent of consolidated net sales.


Long-lived Assets by Geographic Location

                                             1998           1997          1996
United States. . . . . . . . . . . . .	     $1,516        $1,348        $1,317
Ireland. . . . . . . . . . . . . . . .         338           340           310
Singapore. . . . . . . . . . . . . . .         268           271           166
Puerto Rico. . . . . . . . . . . . . .         160           161           164
Other foreign countries. . . . . . . .         598           606           432
Total. . . . . . . . . . . . . . . . .      $2,880        $2,726        $2,389

Long-lived assets shown by geographic location are primarily property. Substantially all intangible assets are attributable to the pharmaceutical segment and, by their nature, do not have a physical or geographic location; accordingly, intangible assets are not included above.







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

The Company maintains, and management relies on, a system of internal accounting controls and related policies and procedures that provide reasonable assurance of the integrity and reliability of the financial statements. The system provides, at appropriate cost and within the inherent limitations of all internal control systems, that transactions are executed in accordance with management's authorization, are properly recorded and reported in the financial statements and that assets are
safeguarded.   The Company's internal accounting control system
provides for careful selection and training of supervisory and management personnel and requires appropriate segregation of responsibilities and delegation of authority. In addition, the Company maintains a corporate code of conduct for purposes of determining possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

The Company's independent auditors, Deloitte & Touche LLP, audit the annual consolidated financial statements. They evaluate the Company's internal accounting controls and perform tests of procedures and accounting records to enable them to express their opinion on the fairness of these statements. In addition, the Company has an internal audit function that regularly performs audits using programs designed to test compliance with Company policies and procedures, and to verify the adequacy of internal accounting controls and other financial policies. The internal auditors' and independent auditors' recommendations concerning the Company's system of internal accounting controls have been considered and appropriate action has been taken with respect to those recommendations.

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


/S/Richard Jay Kogan       /S/Jack L. Wyszomierski        /S/Thomas H. Kelly
Chairman of the Board and  Executive Vice President       Vice President
Chief Executive            and Chief Financial             and Controller
Officer                    Officer


INDEPENDENT AUDITORS' REPORT
DELOITTE & TOUCHE

Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1998 and 1997 and the related statements of consolidated income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial state-ments based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1998 and 1997 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/S/DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 12, 1999

Schering-Plough Corporation and Subsidiaries

Six-Year Selected Financial & Statistical Data(Dollars in millions, except per share figures)
                                      1998     1997     1996       1995    1994      1993
Operating Results
Net sales . . . . . . . . . . . . . $8,077   $6,778   $5,656     $5,104    $4,537    $4,229
Income before income taxes. . . . .  2,326    1,913    1,606      1,395     1,227     1,073
Income from continuing operations
 before cumulative effect of
 accounting change. . . . . . . . .  1,756    1,444    1,213      1,053       926       816
Discontinued operations . . . . . .      -        -        -       (166)       (4)        9
Cumulative effect of accounting
 change . . . . . . . . . . . . . .      -        -        -          -         -       (94)
Net income. . . . . . . . . . . . .  1,756    1,444    1,213        887       922       731
Basic EPS from continuing
 operations before cumulative
 effect of accounting change. . . .   1.20      .98      .82        .71       .61       .52
Discontinued operations . . . . . .      -        -        -       (.11)     (.01)      .01
Cumulative effect of accounting
 change . . . . . . . . . . . . . .      -        -        -          -         -      (.06)
Basic earnings per common share . .   1.20      .98      .82        .60       .60       .47
Diluted EPS from continuing
 operations before cumulative
 effect of accounting change. . . .   1.18      .97      .82        .70       .60       .51
Diluted earnings per common share .   1.18      .97      .82        .59       .60       .46
Investments
Research and development  . . . . . $1,007   $  847   $  723     $  657    $  610    $  567
Capital expenditures  . . . . . . .    389      405      336        304       286       345
Financial Condition
Property, net . . . . . . . . . . . $2,675   $2,526   $2,246     $2,099    $2,082    $1,968
Total assets. . . . . . . . . . . .  7,840    6,507    5,398      4,665     4,326     4,317
Long-term debt. . . . . . . . . . .      4       46       46         87       186       182
Shareholders' equity. . . . . . . .  4,002    2,821    2,060      1,623     1,574     1,582
Net book value per common share . .   2.72     1.93     1.41       1.11      1.06      1.02
Financial Statistics
Income from continuing operations
 before cumulative effect of
 accounting change as a
 percent of sales . . . . . . . . .  21.7%     21.3%    21.4%      20.6%     20.4%     19.3%
Net income as a percent of sales. .  21.7%     21.3%    21.4%      17.4%     20.3%     17.3%
Return on average shareholders'
 equity . . . . . . . . . . . . . .  51.5%     59.2%    65.9%      55.5%     58.4%     46.0%
Effective tax rate  . . . . . . . .  24.5%     24.5%    24.5%      24.5%     24.5%     24.0%
Other Data
Cash dividends per common share . . $ .425   $ .368      $.32    $  .281   $  .248    $ .218
Cash dividends on common shares . .    627      542       474        416       379       340
Depreciation and amortization . . .    238      200       173        157       145       131
Number of employees . . . . . . . . 25,100   22,700    20,600     20,100    20,000    20,300
Average shares outstanding
 for basic EPS(in millions) . . . .  1,468    1,464     1,471      1,479     1,530     1,561
Average shares outstanding
 for diluted EPS(in millions) . . .  1,488    1,480     1,487      1,498     1,547     1,580
Common shares outstanding
 at year-end (in millions). . . . .  1,472    1,465     1,461      1,457     1,488     1,548

Certain amounts for years prior to 1998 have been restated for the effect of the 1998 2-for-1 stock split.
</table












