Form 10-K, Exhibit 13
period 1999-12-31
SCHERING PLOUGH CORP
filed 2000-03-02
CIK 310158

Exhibit 13


MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND
FINANCIAL CONDITION


NET SALES

Consolidated net sales in 1999 totaled $9.2 billion, an

increase of 14 percent over 1998, due to volume growth

of 13 percent and price increases of 1 percent.

Foreign exchange had a less than 1 percent impact on

the sales increase.  Net sales in the United States

increased 14 percent versus 1998 and advanced 13

percent internationally.  Foreign exchange negatively

impacted the international sales growth by 1 percent.



Consolidated 1998 net sales of $8.1 billion advanced 19

percent over 1997, reflecting volume growth of 19

percent and price increases of 2 percent, tempered by

unfavorable foreign exchange of 2 percent.  The

acquisition of the Mallinckrodt Inc. animal health

business in June 1997 favorably impacted sales growth

by 3 percent.  The sales of this business were included

for only half the year in 1997 and for the full year in

1998.



Net sales by major therapeutic category for the years

ended 1999, 1998 and 1997 were as follows ($ in

millions):

                                                      % Increase (Decrease)
                              1999     1998     1997    1999/98    1998/97
Allergy & Respiratory       $3,850   $3,375   $2,708       14%        25 %
Anti-infective & Anticancer  1,738    1,263    1,156       38          9
Dermatologicals                682      619      571       10          8
Cardiovasculars                673      750      637      (10)        18
Other Pharmaceuticals          792      688      649       16          6
Animal Health                  678      647      389        5         66
Foot Care                      348      336      300        3         12
Over-the-Counter (OTC)         221      218      220        1         (1)
Sun Care                       194      181      148        7         22
Consolidated net sales      $9,176   $8,077   $6,778       14%        19 %


Worldwide net sales of allergy and respiratory products

increased 14 percent in 1999 and 25 percent in 1998,

due to continued strong market growth for the CLARITIN

line of nonsedating antihistamines.  Worldwide net

sales of the CLARITIN brand totaled $2.7 billion in

1999, $2.3 billion in 1998 and $1.7 billion in 1997.

Franchise sales of nasal inhaled steroid products,

which include VANCENASE allergy products and NASONEX, a

once-daily corticosteroid for allergic rhinitis,

increased in 1999 and 1998 due to market expansion in

the United States and the launch of NASONEX in several

international markets.  Sales of VANCERIL, an orally

inhaled steroid for asthma, declined $14 million in

1999 due to manufacturing issues and branded

competition.



Net sales of worldwide anti-infective and anticancer

products rose 38 percent compared with 1998. Growth was

led by combined worldwide sales of INTRON A (interferon

alfa-2b) and REBETRON Combination Therapy, containing

REBETOL (ribavirin) Capsules and INTRON A Injection,

which totaled $1.1 billion, up 56 percent from 1998.

Sales of these products grew because of increased use

in the treatment of chronic hepatitis C. The U.S. and

international launches of TEMODAR, a chemotherapy agent

for treating certain types of brain tumors, also

contributed to the increase in this therapeutic

category's sales in 1999.  These sales increases were

moderated by lower sales of EULEXIN, a prostate cancer

therapy, due to generic and branded competition.  In

1998, worldwide net sales of anti-infective and

anticancer products increased 9 percent due to INTRON A

and the mid-year 1998 introduction of REBETRON

Combination Therapy in the United States.  This

increase was moderated by lower sales of EULEXIN due to

generic and branded competition.



Dermatological products' worldwide net sales increased

10 percent in 1999 and 8 percent in 1998, due to higher

sales of LOTRISONE, an antifungal/anti-inflammatory

cream, and ELOCON, a medium-potency topical steroid.



Worldwide net sales of cardiovascular products declined

10 percent in 1999, due to generic competition in the

United States against IMDUR, an oral nitrate for

angina, and NORMODYNE, an alpha-beta blocker for

hypertension.  Partially offsetting these declines were

higher U.S. sales of INTEGRILIN, a platelet receptor

glycoprotein IIb/IIIa inhibitor, due to increased

market penetration following its launch in the second

quarter of 1998.  Sales of K-DUR, a sustained-release

potassium chloride supplement, increased in 1999 due to

market share growth.  In 1998, worldwide net sales of

cardiovascular products advanced 18 percent, reflecting

U.S. market expansion and market share growth for IMDUR

and K-DUR.



Other pharmaceuticals consist of products that do not

fit into the Company's major therapeutic categories,

such as SUBUTEX, a treatment for opiate addiction, and

revenues received from Novo Nordisk related to the

Company's co-promotion agreement for PRANDIN, an oral

antidiabetic agent.



Worldwide sales of animal health products increased 5

percent in 1999. Sales growth was driven by NUFLOR, a

broad-spectrum, multi-species antibiotic, and BANAMINE,

a non-steroidal anti-inflammatory agent.  Sales of

animal health products in 1998 increased 66 percent

over 1997.  Adjusting for the 1997 acquisition of the

Mallinckrodt animal health business, 1998 sales would

have increased 12 percent.  Sales growth in 1998 was

again driven by BANAMINE and NUFLOR.



Foot care product sales rose 3 percent in 1999 led by

increases in the DR. SCHOLL'S insoles product line due

to new product introductions and line extensions.

Sales grew 12 percent in 1998, reflecting increases in

the DR. SCHOLL'S and antifungal product lines.



Over-the-counter (OTC) product sales increased 1

percent in 1999 due to a strong spring cough/cold

season.  OTC product sales decreased slightly in 1998.



Sun care sales were up 7 percent in 1999 primarily due

to market growth. In 1998, sales grew 22 percent due to

early 1999 season purchases.


SUMMARY OF COSTS AND EXPENSES:
(Dollars in millions)

                                                                % Increase
                            1999         1998         1997    1999/98  1998/97
Cost of sales . . . . . . $1,800       $1,601       $1,308     12 %     22 %
% of net sales. . . . . .   19.6 %       19.8 %       19.3 %

Selling, general and
 administrative . . ..  . $3,434       $3,141       $2,664      9 %     18 %
% of net sales. . . . . .   37.4 %       38.9 %       39.3 %

Research and development. $1,191       $1,007       $  847     18 %     19 %
% of net sales. . . . . .   13.0 %       12.5 %       12.5 %



Cost of sales as a percentage of net sales in 1999

decreased slightly versus 1998, due to favorable sales

mix.  The increase of 1998 cost of sales as a

percentage of net sales versus 1997 reflects higher

royalties and the inclusion of Mallinckrodt animal

health products, which generally have lower gross

margins.



Selling, general and administrative expenses in 1999

and 1998 decreased as a percentage of sales as sales

growth outpaced expansion of the field force and

increased promotional and selling-related spending.



Research and development expenses grew 18 percent to

$1.2 billion and represented 13.0 percent of sales in

1999.  In 1998, research and development expenses

increased 19 percent over 1997 and represented 12.5

percent of sales.  The higher spending in both years

reflects the Company's funding of both internal

research efforts and research collaborations with

various partners to develop a steady flow of innovative

products.  The Company expects research and development

spending for 2000 to increase by approximately 15

percent.



INCOME BEFORE INCOME TAXES

Income  before  income taxes totaled  $2.8  billion  in

1999,  an  increase of 20 percent over 1998.  In  1998,

income  before  income taxes was $2.3  billion,  up  22

percent over $1.9 billion in 1997.



INCOME TAXES

The Company's effective tax rate was 24.5 percent for

the years 1999, 1998 and 1997.  The effective tax rate

for each period was lower than the U.S. statutory

income tax rate principally due to tax incentives in

certain jurisdictions where manufacturing facilities

are located.  For additional information, see "Income

Taxes" in the Notes to Consolidated Financial

Statements.



NET INCOME

Net income in 1999 increased 20 percent to $2.1

billion.  Net income in 1998 increased 22 percent over

1997.  Differences in year-to-year exchange rates had a

less than 1 percent impact on net income growth in

1999.  After eliminating exchange differences in 1998,

net income would have risen approximately 24 percent.



EARNINGS PER COMMON SHARE

Diluted earnings per common share rose 20 percent in

1999 to $1.42 and 22 percent in 1998 to $1.18.  Foreign

currency exchange had no impact on 1999 diluted

earnings per common share.  The strengthening of the

U.S. dollar against most foreign currencies decreased

growth in earnings per common share in 1998.  Excluding

the impact of exchange rate fluctuations, diluted

earnings per common share would have increased

approximately 24 percent in 1998.  Basic earnings per

common share increased 20 percent in 1999 to $1.44 and

22 percent in 1998 to $1.20.



Under existing share repurchase programs authorized by

the Board of Directors, approximately 18 million common

shares were repurchased during 1999, 1998 and 1997.  A

$1 billion program was authorized in September 1997 and

commenced in January 1998.  At December 31, 1999,

approximately 13.3 million shares had been acquired

under the 1997 authorization and the program was

approximately 65 percent complete.



YEAR 2000

Many computer systems ("IT systems") and equipment and

instruments with embedded microprocessors ("non-IT

systems") had been designed to recognize only the last

two digits of a calendar year.  As previously reported,

the Company undertook an extensive project to remediate

or replace its date-sensitive IT and non-IT systems.

These systems have functioned properly since the first

of the year and management believes that future

operations will be unaffected by these matters.  The

Company did not experience any significant increase in

product sales as a result of Year 2000 concerns.



As of December 31, 1999, the Company spent $66 million

on the Year 2000 remediation/replacement project; $20

million has been capitalized and $46 million has been

expensed.  The expense for 1999 was $17 million, which

is approximately 10 percent of the Company's overall

annual information systems budget.  Additional costs to

repair or replace non-critical, non-IT equipment will

continue into the year 2000, but the costs are not

expected to be significant.



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

The Company expects the majority of its affected

subsidiaries to continue to operate in their respective

legacy currencies during the next two years.  The

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

The addition of the Mallinckrodt operations has created

broader product lines and expanded geographic

distribution capabilities for our animal health

products.  For additional information, see

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



ADDITIONAL FACTORS INFLUENCING OPERATIONS

In the United States, many of the Company's

pharmaceutical products are subject to increasingly

competitive pricing as managed care groups,

institutions, government agencies and other buying

groups seek price discounts.  In most international

markets, the Company operates in an environment of

government-mandated cost-containment programs.  Several

governments have placed restrictions on physician

prescription levels and patient reimbursements,

emphasized greater use of generic drugs and enacted

across-the-board price cuts as methods to control

costs.



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

The Company's operations may be affected by

technological advances of competitors, industry

consolidation, patents granted to competitors, new

products of competitors and generic competition as the

Company's products mature.  In addition, patent

positions are increasingly being challenged by

competitors, and the outcome can be highly uncertain.

An adverse result in a patent dispute can preclude

commercialization of products or negatively affect

sales of existing products.  The effect on operations

of competitive factors and patent disputes cannot be

predicted.



Uncertainties inherent in government regulatory

approval processes, including, among other things,

delays in approval of new products, may also affect the

Company's operations.  The effect on operations of

regulatory approval processes cannot be predicted.



The Company is subject to the jurisdiction of various

national, state and local regulatory agencies and is,

therefore, subject to potential administrative actions.

Of particular importance is the Food and Drug

Administration (FDA) in the United States.  It has

jurisdiction over all the Company's businesses and

administers requirements covering the testing, safety,

effectiveness, approval, manufacturing, labeling and

marketing of the Company's products.  From time to

time, agencies, including the FDA, may require the

Company to address various manufacturing, advertising,

labeling or other regulatory issues.  Failure to comply

with governmental regulations can result in delays in

the release of products, seizure or recall of products,

suspension or revocation of the authority necessary for

the production and sale of products, fines and other

civil or criminal sanctions.



From time to time, the Company has received Warning

Letters from the FDA pertaining to various

manufacturing issues.  Among these, the Company has

received a Warning Letter from the FDA relating

specifically to manufacturing issues identified during

FDA inspections of the Company's aerosol products

(albuterol and VANCERIL) manufacturing facilities in

New Jersey.  The Company is implementing remedial

actions at these facilities.  The Company has met with

the FDA on several occasions to apprise the agency of

the scope and status of these activities.  An FDA

inspection of the Company's New Jersey manufacturing

facilities is ongoing.  The Company cannot predict

whether its remedial actions will resolve the FDA's

concerns, whether the FDA will take any further action

or the effect of this matter on the Company's

operations.



Under certain circumstances, the Company may deem it

advisable to initiate product recalls.  In 1999, the

Company voluntarily chose to initiate several recalls,

including a recall of certain shipments of albuterol

and VANCERIL manufactured at its New Jersey facilities.



LIQUIDITY AND FINANCIAL RESOURCES

Cash generated from operations continues to be the

Company's major source of funds to finance working

capital, capital expenditures, acquisitions,

shareholder dividends and common share repurchases.



Cash provided by operating activities totaled $1,893

million in 1999, $2,026 million in 1998 and $1,845

million in 1997.  Year-to-year changes in cash provided

by operating activities result from the timing of

receipts and disbursements as well as from an overall

net investment in working capital necessitated by the

growth in the business.



Capital expenditures amounted to $543 million in 1999,

$389 million in 1998 and $405 million in 1997.

Commitments for future capital expenditures totaled

$179 million at December 31, 1999.



Cash flow related to financing activities included

equity proceeds as well as proceeds from short-term

borrowings.    Common shares repurchased in 1999

totaled 9.9 million shares at a cost of $504 million.

In 1998, 3.4 million shares were repurchased for $141

million and, in 1997, 4.8 million shares were

repurchased at a cost of $132 million.



Dividend payments of $716 million were made in 1999,

compared with $627 million in 1998 and $542 million in

1997.  Dividends per common share were $0.485 in 1999,

up from $0.425 in 1998 and $0.368 in 1997.



Cash and cash equivalents totaled $1,876 million,

$1,259 million and $714 million at December 31, 1999,

1998 and 1997, respectively.  Short-term borrowings and

current portion of long-term debt totaled $728 million

at year-end 1999, $558 million in 1998 and $581 million

in 1997.



The Company's ratio of debt to total capital remained

at 12 percent in 1999. The Company's liquidity and

financial resources continued to be sufficient to meet

its operating needs.  As of December 31, 1999, the

Company had $1.2 billion in unused lines of credit,

including $876 million available under the $1 billion

multi-currency unsecured revolving credit facility

expiring in 2001.  The Company had A-1+ and P-1 ratings

for its commercial paper, and AA and Aa2 general bond

ratings from Standard & Poor's and Moody's,

respectively, as of December 31, 1999.



MARKET RISK DISCLOSURES

The Company is exposed to market risk primarily from

changes in foreign currency exchange rates and, to a

lesser extent, from interest rates.  The following

describes the nature of the risks and demonstrates

that, in general, such market risk is not material to

the Company.



Foreign Currency Exchange Risk

The Company operates in more than 40 countries

worldwide.  In 1999, sales outside the United States

accounted for approximately 36 percent of worldwide

sales.  Virtually all these sales were denominated in

currencies of the local country.  As such, the

Company's reported profits and cash flows are exposed

to changing exchange rates.  In 1999, changes in

foreign exchange rates reduced sales by less than 1

percent and had no impact on 1999 diluted earnings per

common share.



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

In addition, the risk of adverse exchange rate change

is mitigated by the fact that the Company's foreign

operations are widespread.  The widespread nature of

the Company's foreign operations is the primary reason

that the overall economic weakness in certain Latin

American countries is not expected to significantly

impact future operations of the Company.



In addition, at any point in time, the Company's

foreign subsidiaries hold financial assets and

liabilities that are denominated in currencies other

than U.S. dollars.  These financial assets and

liabilities consist primarily of short-term, third-

party and intercompany receivables and payables.

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



Interest Rate and Equity Price Risk

The financial assets of the Company that are exposed to

changes in interest rates and equity prices include

debt and equity securities held in non-qualified trusts

for employee benefits and equity securities acquired in

connection with in-licensing arrangements. The trust

investments totaled approximately $185 million at

December 31, 1999.  Due to the long-term nature of the

liabilities that these assets fund, the Company's

exposure to market risk is low.  A decline in market

value of these investments would not necessitate any

near-term funding of the trusts.  In connection with

certain research and development in- licensing

arrangements, on occasion the Company acquires equity

securities of the licensee company.  These investments

are generally accounted for as available-for-sale and,

as such, carried at market value.  The total market

value of these investments at December 31, 1999, was

$119 million. See "Financial Instruments" in the Notes

to Consolidated Financial Statements for additional

information.  The other financial assets of the Company

do not give rise to significant interest rate risk due

to their short duration.



The financial obligations of the Company that are

exposed to changes in interest rates are generally

limited to short-term borrowings and a $200 million

equity-type security issued in 1999. All other

borrowings are not significant.  Although the

borrowings are, for the most part, floating rate

obligations, the interest rate risk posed by these

borrowings is low because the amount of this obligation

is small in relation to annual cash flow.  The Company

has the ability to pay off these borrowings quickly if

interest rates were to increase significantly.



Interest Rate Swaps

In 1991 and 1992, the Company utilized interest rate

swaps as part of its international cash management

strategy.  For additional information, see "Financial

Instruments" in the Notes to Consolidated Financial

Statements.  These swaps subject the Company to a

moderate degree of market risk.  The Company accounts

for these swaps using fair value accounting, with

changes in the fair value recorded in earnings.  The

fair value of these swaps was an asset of $1 million at

December 31, 1999.  The fair value of these swaps at

December 31, 1998, was less than $100 thousand.  It is

estimated that a 10 percent change in interest rate

structure could change the fair value of the swaps by

approximately $2 million.



During 1999, the Company purchased a $200 million

variable rate, three-month time deposit.  The Company

intends to roll over this time deposit every three

months until November 2003.  To hedge the future

variable interest receipts on this time deposit, the

Company entered into an interest rate swap that matures

in November 2003.  Under this swap, the Company

receives a fixed rate and pays a three-month variable

rate.  The fair value of this swap was a $6 million

liability at December 31, 1999.  It is estimated that a

10 percent change in interest rate structure could

change the fair value of the swap by approximately $5

million.



CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report and other written reports and oral

statements made from time to time by the Company may

contain so-called "forward-looking statements," all of

which are subject to risks and uncertainties.  One can

identify these forward-looking statements by the use of

such words as "expects," "plans," "will," "estimates,"

"forecasts," "projects," "believes" and other words of

similar meaning.  One also can identify them by the

fact that they do not relate strictly to historical or

current facts.  These statements are likely to address

the Company's growth strategy, financial results,

regulatory issues, product approvals, development

programs, litigation and investigations.  One must

carefully consider any such statement and should

understand that many factors could cause actual results

to differ from the Company's forward-looking

statements.  These factors include inaccurate

assumptions and a broad variety of other risks and

uncertainties, including some that are known and some

that are not.  No forward-looking statement can be

guaranteed, and actual future results may vary

materially.



The Company does not assume the obligation to update

any forward-looking statement.  One should carefully

evaluate such statements in light of factors described

in the Company's filings with the Securities and

Exchange Commission, especially on Forms 10-K, 10-Q and

8-K (if any).  In Item 1 of the Company's annual report

on Form 10-K for the year ended December 31, 1999, the

Company discusses in more detail various important

factors that could cause actual results to differ from

expected or historic results.  The Company notes these

factors for investors as permitted by the Private

Securities Litigation Reform Act of 1995.  One should

understand that it is not possible to predict or

identify all such factors.  Consequently, the reader

should not consider any such list to be a complete

statement of all potential risks or uncertainties.












SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME
(Amounts in millions, except per share figures)

For the Years Ended December 31,                          1999      1998      1997
Net sales . . . . . . . . . . . . . . . . . . .         $9,176    $8,077    $6,778

Costs and Expenses:

   Cost of sales  . . . . . . . . . . . . . . .          1,800     1,601     1,308
   Selling, general and administrative. . . . .          3,434     3,141     2,664
   Research and development . . . . . . . . . .          1,191     1,007       847
   Other (income) expense, net. . . . . . . . .            (44)        2        46
   Total costs and expenses . . . . . . . . . .          6,381     5,751     4,865

Income before income taxes  . . . . . . . . . .          2,795     2,326     1,913
      Income taxes  . . . . . . . . . . . . . .            685       570       469

Net income. . . . . . . . . . . . . . . . . . .         $2,110    $1,756    $1,444

Diluted earnings per common share . . . . . . .          $1.42    $ 1.18      $.97

Basic earnings per common share . . . . . . . .          $1.44    $ 1.20      $.98

See Notes to Consolidated Financial Statements.






SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES


STATEMENTS OF CONSOLIDATED CASH FLOWS
(Amounts in millions)


For the Years Ended December 31,                        1999        1998        1997
Operating Activities:

  Net income . . . . . . . . . . . . . . . . . . .     $2,110      $1,756      $1,444
  Depreciation and amortization  . . . . . . . . .        264         238         200
  Accounts receivable  . . . . . . . . . . . . . .       (352)        (67)        (40)
  Inventories  . . . . . . . . . . . . . . . . . .       (150)       (102)        (43)
  Prepaid expenses and other assets. . . . . . . .        (76)       (116)       (127)
  Accounts payable and other liabilities . . . . .         97         317         411

  Net cash provided by operating activities  . . .      1,893       2,026       1,845

Investing Activities:

  Capital expenditures . . . . . . . . . . . . . .       (543)       (389)       (405)
  Purchases of investments . . . . . . . . . . . .       (338)       (319)        (77)
  Reduction of investments . . . . . . . . . . . .        215           -          36
  Purchase of business, net of cash acquired . . .          -           -        (354)
  Other, net . . . . . . . . . . . . . . . . . . .          3           -          (8)

  Net cash used for investing activities . . . . .       (663)       (708)       (808)

Financing Activities:

  Cash dividends paid to common shareholders . . .       (716)       (627)       (542)
  Common shares repurchased  . . . . . . . . . . .       (504)       (141)       (132)
  Net change in short-term borrowings  . . . . . .        187         (19)       (290)
  Repayment of long-term debt  . . . . . . . . . .         (2)        (42)         (1)
  Other, net, primarily equity proceeds. . . . . .        424          57         116

  Net cash used for financing activities . . . . .       (611)       (772)       (849)

Effect of exchange rates on cash and cash equivalents      (2)         (1)         (9)

Net increase in cash and cash equivalents  . . . .        617         545         179

Cash and cash equivalents, beginning of year . . .      1,259         714         535

Cash and cash equivalents, end of year . . . . . .     $1,876      $1,259       $ 714

See Notes to Consolidated Financial Statements.







SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES


CONSOLIDATED BALANCE SHEETS
(Amounts in millions, except per share figures)


At December 31,                                          1999         1998
ASSETS

Current Assets:

     Cash and cash equivalents . . . . . . . .          $1,876       $1,259

     Accounts receivable, less allowances:
      1999, $92; 1998, $98 . . . . . . . . . .           1,022          704

     Inventories   . . . . . . . . . . . . . .             958          841

     Prepaid expenses, deferred income taxes
      and other current assets . . . . . . . .           1,053        1,154

     Total current assets  . . . . . . . . . .           4,909        3,958

Property, at cost:

     Land    . . . . . . . . . . . . . . . . .              50           48

     Buildings and improvements  . . . . . . .           1,922        1,836

     Equipment . . . . . . . . . . . . . . . .           1,760        1,677

     Construction in progress  . . . . . . . .             654          507


     Total . . . . . . . . . . . . . . . . . .           4,386        4,068

     Less accumulated depreciation . . . . . .           1,447        1,393

     Property, net . . . . . . . . . . . . . .           2,939        2,675

Intangible assets, net . . . . . . . . . . . .             588          565

Other assets . . . . . . . . . . . . . . . . .             939          642

                                                        $9,375       $7,840



                                                            1999       1998

LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

   Accounts payable  . . . . . . . . . . . . . . . . .    $  966     $1,003

   Short-term borrowings and current portion of
    long-term debt   . . . . . . . . . . . . . . . . .       728        558

   U.S., foreign and state income taxes  . . . . . . .       502        505

   Accrued compensation  . . . . . . . . . . . . . . .       301        279

   Other accrued liabilities . . . . . . . . . . . . .       712        687

   Total current liabilities . . . . . . . . . . . . .     3,209      3,032

Long-term Liabilities:

   Deferred income taxes . . . . . . . . . . . . . . .       284        291

   Other long-term liabilities . . . . . . . . . . . .       717        515

   Total long-term liabilities . . . . . . . . . . . .     1,001        806

Shareholders' Equity:

   Preferred shares - authorized shares: 50,
    $1 par value; issued: none . . . . . . . . . . . .         -          -

   Common shares - authorized shares:
    2,400, $.50 par value; issued: 2,030 . . . . . . .     1,015      1,015

   Paid-in capital . . . . . . . . . . . . . . . . . .       675        365

   Retained earnings . . . . . . . . . . . . . . . . .     8,196      6,802

   Accumulated other comprehensive income  . . . . . .      (233)      (238)

   Total . . . . . . . . . . . . . . . . . . . . . . .     9,653      7,944

   Less treasury shares: 558, at cost  . . . . . . . .     4,488      3,942

   Total shareholders' equity  . . . . . . . . . . . .     5,165      4,002

                                                          $9,375     $7,840

See Notes to Consolidated Financial Statements.







SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES


STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
(Amounts in millions)
                                                                  Accumulated
                                                                       Other        Total
                                                                       Compre-      Share-
                              Common    Paid-in   Retained   Treasury  hensive      holders'
                              Shares    Capital   Earnings   Shares    Income       Equity
Balance December 31, 1996       $507      $172     $5,081    $(3,560)   $(140)      $2,060

Comprehensive income:
 Net income                                         1,444                            1,444
 Foreign currency translation,
  net of tax                                                             (101)        (101)
 Unrealized gain (loss) on
  investments held available
  for sale, net                                                            (3)          (3)
   Total comprehensive income                                                        1,340
Cash dividends on common
  shares                                             (542)                            (542)
Stock incentive plans                      122                   (27)                   95
Common shares repurchased                                       (132)                 (132)
Effect of 2-for-1 stock split    508      (198)      (310)

Balance December 31, 1997      1,015        96      5,673     (3,719)    (244)       2,821

Comprehensive income:
 Net income                                         1,756                            1,756
 Foreign currency translation,
  net of tax                                                                5            5
 Unrealized gain (loss) on
  investments held available
  for sale, net                                                             1            1
   Total comprehensive income                                                        1,762
Cash dividends on common
  shares                                             (627)                            (627)
Stock incentive plans                      269                   (82)                  187
Common shares repurchased                                       (141)                 (141)

Balance December 31, 1998      1,015       365      6,802     (3,942)    (238)       4,002


Comprehensive income:
 Net income                                         2,110                            2,110
 Foreign currency translation,
  net of tax                                                              (54)         (54)
 Unrealized gain (loss) on
  investments held available
  for sale, net                                                            59           59
   Total comprehensive income                                                        2,115
Cash dividends on common
  shares                                             (716)                            (716)
Stock incentive plans                      310                   (42)                  268
Common shares repurchased                                       (504)                 (504)
Balance December 31, 1999     $1,015      $675     $8,196    $(4,488)  $ (233)      $5,165

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

Depreciation - Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $208, $191 and $166 in 1999, 1998 and 1997, respectively.

Intangible Assets - Intangible assets principally include goodwill, licenses, patents and trademarks.
Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding 40 years. Accumulated amortization of intangible assets was $188 and $138 at December 31, 1999 and 1998, respectively. Intangible assets are periodically reviewed to determine recoverability by comparing their carrying values to undiscounted expected future cash flows.

Foreign Currency Translation - The net assets of most of the Company's foreign subsidiaries are translated into U.S. dollars using current exchange rates. The
U.S. dollar effects that arise from translating the net assets of these subsidiaries at changing rates are recorded in the foreign currency translation adjustment account, which is included in other comprehensive income. For the remaining foreign subsidiaries, non-monetary assets and liabilities are translated using historical rates, while monetary assets and liabilities are translated at current rates, with the U.S. dollar effects of rate changes included in income.
Exchange gains and losses arising from translating intercompany balances of a long-term investment nature are recorded in the foreign currency translation adjustment account. Other exchange gains and losses are included in income.

Net foreign exchange losses included in income were $6, $2 and $6 in 1999, 1998 and 1997, respectively.

Accumulated Other Comprehensive Income - Accumulated other comprehensive income consists of the accumulated foreign currency translation adjustment account and accumulated unrealized gains and losses on securities classified for Statement of Financial Accounting
Standards (SFAS) No. 115 purposes as held available for sale. At December 31, 1999 and 1998, the accumulated foreign currency translation adjustment account, net of tax, totaled $301 and $247, respectively.

Revenue Recognition - Revenues from the sale of products are recorded at the time goods are shipped to customers.

Earnings Per Common Share - Diluted earnings per common share are computed by dividing income by the sum of the weighted-average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options. Basic earnings per common share are computed by dividing income by the weighted-average number of common shares outstanding.

The shares used to calculate basic earnings per common share and diluted earnings per common share are reconciled as follows:

                                                     (shares in millions)
                                                   1999       1998      1997
Average shares outstanding
  for basic earnings per share . . . .             1,470     1,468     1,464

Dilutive effect of options
  and deferred stock units . . . . . .                16        20        16

Average shares outstanding
  for diluted earnings per share . . .             1,486     1,488     1,480


As of December 31, 1999, there were 9 million options outstanding with exercise prices higher than the average price of the Company's common stock during 1999. Accordingly, these options are not included in the dilutive effects indicated above.


Recently Issued Accounting Standard - In June 1998, the
Financial Accounting Standards Board (FASB) issued SFAS
No. 133, "Accounting for Derivative Instruments and
Hedging Activities."  SFAS No. 133, as amended by SFAS
No. 137, requires adoption by the Company no later than January 1, 2001. The Company plans to adopt SFAS No.
133 at that time. This statement is not expected to materially impact the Company's financial statements because the Company makes limited use of derivative financial instruments.

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

                                 December 31, 1999        December 31, 1998
                               Carrying    Estimated    Carrying  Estimated
                                Value     Fair Value     Value   Fair Value
ASSETS:
Cash and cash equivalents       $1,876       $1,876      $1,259    $1,259
Debt and equity investments        532          532         213       213
Interest rate swap contracts         6           (6)          -         -

LIABILITIES:
Short-term borrowings and
  current portion of long-
  term debt                        728          728         558       558
Long-term debt                       6            6           4         4
Other financing instruments        208          193           -         -


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

Debt and Equity Investments

Investments, which are primarily included in other non-current assets, consist of a time deposit, equity securities of licensee companies and debt and equity securities held in non-qualified trusts to fund benefit obligations. Investments are primarily classified as available for sale and are carried at fair value, with unrealized gains and losses, net of tax, reported in other comprehensive income. Gross unrealized gains in 1999 were $59; gross unrealized losses in 1999 were not material. Gross unrealized gains and losses in 1998 and 1997 were not material.

Interest Rate Swap Contracts

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The notional principal of the 1991 arrangement is $650 and the notional principal of the 1992 arrangement is $950. Both arrangements have 20-year terms. At December 31, 1999, the arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps. These interest rate swaps are recorded at fair value, with changes in fair value recorded in earnings. Annual net cash flows for payments and receipts under these interest rate swap contracts are not material. The net asset or liability under these interest rate swaps is recorded in other current assets or other accrued liabilities, as applicable.

To hedge future variable interest receipts on a $200 time deposit purchased in 1999, the Company entered into an interest rate swap that matures in November
2003. Under the swap, the Company will receive 5.6 percent on a notional principal of $200 and will pay three-month LIBOR. The differential paid or earned on this interest rate swap has been designated as a hedge and is reflected as an adjustment to interest income over the life of the swap.

COMMITMENTS

Total rent expense amounted to $65 in 1999, $58 in 1998 and $44 in 1997. Future minimum rental commitments on non-cancelable operating leases as of December 31, 1999, range from $31 in 2000 to $7 in 2004, with aggregate minimum lease obligations of $20 due thereafter. The Company has commitments related to future capital expenditures totaling $179 as of December 31, 1999.

BORROWINGS

The Company has a $1 billion committed, multi-currency unsecured revolving credit facility expiring in 2001 from a syndicate of financial institutions. This facility is available for general corporate purposes and is considered as support for the Company's commercial paper borrowings. This line of credit does not require compensating balances; however, a nominal commitment fee is paid. At December 31, 1999, $124 had been drawn down under this facility. In addition, the Company's foreign subsidiaries had available $314 in unused lines of credit from various financial institutions at December 31, 1999. Generally, these foreign credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

Short-term borrowings consist of commercial paper issued in the United States, bank loans, notes payable and amounts drawn down under the revolving credit facility. Commercial paper outstanding at December 31, 1999 and 1998 was $495 and $339, respectively. The weighted-average interest rate for short-term borrowings at December 31, 1999 and 1998 was 6.9 percent and 5.7 percent, respectively.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200 of debt securities. The terms of these securities will be determined at the time of sale. As of December 31, 1999, no debt securities have been issued pursuant to this registration.

FINANCING

During 1999, a subsidiary of the Company issued $200 of equity-type securities. The securities bear a LIBOR-based yield that is substantially fixed through November 28, 2003; thereafter, the Company can elect to reset the rate annually or substantially fix the rate for the next five years. At December 31, 1999, the rate was 5.6 percent. The Company can call the securities at any time after November 30, 2004, or earlier under certain circumstances. The holders can put the securities back to the Company at any time after November 30, 2027, or earlier under certain circumstances. Because of the put and call features, this obligation is included in other long-term liabilities.

INTEREST COSTS AND INCOME


Interest costs were as follows:
                                             1999     1998     1997
Interest cost incurred . . . . . . . .        $41      $28      $55
Less:  amount capitalized on
        construction . . . . . . . . .         12        9       15

Interest expense . . . . . . . . . . .        $29      $19      $40

Cash paid for interest, net of
  amount capitalized  . . . . .  . . .        $28      $19      $37


Interest income for 1999, 1998 and 1997 was $103, $59 and $56, respectively. Interest income and interest expense are included in other (income) expense, net.

SHAREHOLDERS' EQUITY

On September 22, 1998, the Board of Directors voted to increase the number of authorized common shares from
1.2 billion to 2.4 billion and approved a 2-for-1 stock split. Distribution of the split shares was made on December 2, 1998. On April 22, 1997, the Board of
Directors voted to increase the number of authorized common shares from 600 million to 1.2 billion and approved a 2-for-1 stock split. Distribution of these split shares was made on June 3, 1997. All per share amounts herein have been adjusted to reflect both stock splits.

A summary of treasury share transactions follows
(shares in millions):
                                         1999         1998         1997
Share balance at January 1                558          282          142
  Shares issued under stock
     incentive plans                      (10)          (9)          (4)
  Purchase of treasury shares              10            3            2
  Effect of 2-for-1 stock split             -          282          142
Share balance at December 31              558          558          282


The Company has Preferred Share Purchase Rights outstanding that are attached to, and presently only trade with, the Company's common shares and are not exercisable. The rights will become exercisable only if a person or group acquires 20 percent or more of the Company's common stock or announces a tender offer which, if completed, would result in ownership by a person or group of 20 percent or more of the Company's common stock. Should a person or group acquire 20 percent or more of the Company's outstanding common stock through a merger or other business combination transaction, each right will entitle its holder (other than such acquirer) to purchase common shares of Schering-Plough having a market value of twice the exercise price of the right. The exercise price of the rights is $100.

Following the acquisition by a person or group of beneficial ownership of 20 percent or more but less than 50 percent of the Company's common stock, the Board of Directors may call for the exchange of the rights (other than rights owned by such acquirer), in whole or in part, at an exchange ratio of one common share or one two-hundredth of a share of Series A
Junior Participating Preferred Stock, per right. Also, prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock, the rights are redeemable for $.005 per right at the option of the Board of Directors. The rights will expire on July 10, 2007, unless earlier redeemed or exchanged. The Board of Directors is also authorized to reduce the 20 percent thresholds referred to above to not less than the greater of (i) the sum of .001 percent and the largest percentage of the outstanding shares of common stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent, except that following the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock no such reduction may adversely affect the interests of the holders of the rights.

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


The following table summarizes stock option activity over the past three years under the current and prior plans (number of options in millions):

                           1999                   1998                   1997
                               Weighted-             Weighted-             Weighted-
                    Number     Average    Number     Average    Number     Average
                      Of       Exercise     of       Exercise     of       Exercise
                    Options    Price      Options    Price      Options    Price
Outstanding at
 January 1. . . .     42      $19.31        42       $12.20        41       $ 9.57
  Granted . . . .      9       52.86        11        39.06         9        20.57
  Exercised . . .     (8)      13.96       (10)       10.47        (8)        7.76
  Canceled
  or expired. . .     (1)      32.79        (1)       30.87         -            -
Outstanding at
  December 31 . .     42      $27.34        42       $19.31        42       $12.20
Options exercisable
 at December 31 .     27      $21.16        25       $12.02        26       $ 9.28


The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting was applied as defined in SFAS No. 123, "Accounting for Stock-Based
Compensation," the Company's pro forma net income would have been $2,044, $1,704 and $1,421 for 1999, 1998 and
1997, respectively. Pro forma diluted earnings per share would have been $1.38, $1.15 and $.96 for 1999, 1998 and 1997, respectively, and pro forma basic earnings per share would have been $1.39, $1.16 and $.97 for 1999, 1998 and 1997, respectively.


The weighted-average fair value per option granted in 1999, 1998 and 1997 was $12.38, $9.24 and $4.60, respectively. The fair values were estimated using the Black-Scholes option pricing model based on the following assumptions:

                                            1999       1998      1997
          Dividend yield                    2.2%       2.4%      2.6%
          Volatility                         23%        24%       20%
          Risk-free interest rate           5.1%       5.5%      6.1%
          Expected term of options (in years) 5          5         5


In 1999, 1998 and 1997, the Company awarded deferred stock units totaling 2.4 million, 2.5 million and 3.0 million, respectively. The expense recorded in 1999, 1998 and 1997 for deferred stock units was $61, $45 and $32, respectively.

INVENTORIES


Year-end inventories consisted of the following:

                                                    1999    1998
Finished products. . . . . . . . . . . . . .        $437    $483
Goods in process . . . . . . . . . . . . . .         267     174
Raw materials and supplies . . . . . . . . .         254     184

Total inventories  . . . . . . . . . . . . .        $958    $841


Inventories valued on a last-in, first-out basis comprised approximately 31 percent and 28 percent of total inventories at December 31, 1999 and 1998, respectively. The estimated replacement cost of total inventories at December 31, 1999 and 1998 was $972 and $864, respectively.

RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

The Company has defined benefit pension plans covering eligible employees in the United States and certain foreign countries, and the Company provides post-retirement health care benefits to its eligible U.S.
retirees and their dependents.


The components of net pension and other post-retirement benefit (income) expense were as follows:


                                                                Post-retirement
                                                                  Health Care
                                            Retirement Plans        Benefits
                                            1999  1998  1997    1999  1998  1997
Service cost                                 $42   $41   $37      $5    $5    $4
Interest cost                                 62    59    54      11    11    11
Expected  return  on plan assets            (101)  (89)  (81)    (18)  (17)  (15)
Amortization,  net                            (5)   (6)   (5)     (2)   (1)   (1)

Net                                          $(2)   $5    $5     $(4)  $(2)  $(1)



The components of the changes in the benefit obligations were as follows:

                                                            Post-retirement
                                                              Health Care
                                          Retirement Plans     Benefits
                                            1999    1998      1999    1998
Benefit obligations at January 1. . . .     $987    $867      $177    $162
Service cost  . . . . . . . . . . . . .       42      41         5       5
Interest cost . . . . . . . . . . . . .       62      59        11      11
Assumption changes. . . . . . . . . . .     (101)     51       (20)     10
Effects of exchange rate changes. . . .       (9)      5         -       -
Benefits paid . . . . . . . . . . . . .      (41)    (62)      (11)     (8)
Actuarial (gains) and losses  . . . . .       22      22         8      (3)
Plan amendments . . . . . . . . . . . .        6       4         -       -
Benefit obligations at December 31. . .     $968    $987      $170    $177

Benefit obligations of overfunded plans     $740    $790      $170    $177
Benefit obligations of underfunded plans     228     197



The components of the changes in plan assets were as follows:

                                                            Post-retirement
                                                              Health Care
                                          Retirement Plans       Benefits
                                            1999    1998      1999    1998
Fair value of plan assets, primarily
 stocks and bonds, at January 1 . . . .   $1,145  $1,039      $228    $210
Actual return on plan assets  . . . . .      188     135        42      26
Contributions . . . . . . . . . . . . .       14      13         -       -
Effects of exchange rate changes  . . .       (9)      -         -       -
Benefits paid  . . .  . . . . . . . . .      (39)    (42)      (11)     (8)
Fair value of plan assets at December 31  $1,299  $1,145      $259    $228

Plan assets of overfunded plans           $1,219  $1,086      $259    $228
Plan assets of underfunded plans              80      59


In addition to the plan assets indicated above, at December 31, 1999 and 1998, securities of $79 and $70, respectively, were held in non-qualified trusts designated to provide pension benefits for certain underfunded plans.


The following is a reconciliation of the funded status of the plans to the Company's balance sheet at December
31:

                                                             Post-retirement
                                                               Health Care
                                         Retirement Plans        Benefits
                                          1999    1998         1999     1998
Plan assets in excess of benefit
 obligations  . . . . . . . . . . . . .    $331    $158        $89       $51
Unrecognized net transition asset . . .     (37)    (45)         -         -
Unrecognized prior service costs. . . .      16      12         (5)       (6)
Unrecognized net actuarial (gain) . . .    (189)    (14)       (85)      (51)
Net asset (liability) . . . . . . . . .    $121    $111        $(1)      $(6)



The weighted-average assumptions employed at December
31, 1999 and 1998 were:

                                                            Post-retirement
                                                              Health Care
                                          Retirement Plans       Benefits
                                            1999    1998      1999    1998
Discount rate                                7.0%    6.6%      7.5%    6.5%
Long-term expected rate of return on
 plan assets                                 9.5%    9.9%      9.0%    9.0%
Rate of increase in future compensation      3.9%    4.1%


The weighted-average assumed health care cost trend rates used for post-retirement measurement purposes were 6.6 percent for 2000, trending down to 5.0 percent by 2002. A 1 percent increase or decrease in the assumed health care cost trend rate would increase or decrease combined post-retirement service and interest cost by $3 and the post-retirement benefit obligation by $24.

The Company has a defined contribution profit-sharing plan covering substantially all its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $74, $66 and $58 in 1999, 1998 and 1997, respectively.

INCOME TAXES


U.S. and foreign operations contributed to income before income taxes as follows:

                                                  1999      1998      1997
United States . . . . . . . . . . . . . . . .   $2,031    $1,609    $1,349
Foreign . . . . . . . . . . . . . . . . . . .      764       717       564

Total income before income taxes. . . . . . .   $2,795    $2,326    $1,913



The components of income tax expense were as follows:

                                                  1999      1998     1997
Current:
  Federal. . . . . . . . . . . . . . . . .        $464      $442     $306
  Foreign  . . . . . . . . . . . . . . . .         185       184      160
  State. . . . . . . . . . . . . . . . . .          13        14       10

  Total current. . . . . . . . . . . . . .         662       640      476

Deferred:
  Federal and state. . . . . . . . . . . .          46       (19)      30
  Foreign. . . . . . . . . . . . . . . . .         (23)      (51)     (37)

  Total deferred . . . . . . . . . . . . .          23       (70)      (7)

Total income tax expense . . . . . . . . .        $685      $570     $469



The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:

                                                  1999    1998    1997
U.S. statutory tax rate. . . . . . . . . .        35.0%   35.0%   35.0%
Increase (decrease) in taxes resulting
 from:
  Lower rates in other jurisdictions,
   net . . . . . . . . . . . . . . . . . .       (10.5)  (10.6)  (10.0)
  Research tax credit  . . . . . . . . . .         (.8)    (.8)    (.6)
  All other, net . . . . . . . . . . . . .          .8      .9      .1

Effective tax rate . . . . . . . . . . . .        24.5%   24.5%   24.5%


The lower rates in other jurisdictions, net, are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates through 2018.

As of December 31, 1999 and 1998, the Company had total deferred tax assets of $733 and $741, respectively, and deferred tax liabilities of $521 and $506, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 1999 and 1998 were for operating costs not currently deductible for tax purposes and totaled $389 and $425, respectively. Significant deferred tax liabilities at December 31, 1999 and 1998 were for depreciation differences, $222 and $233, respectively, and retirement plans, $67 and $61, respectively. Other current assets include deferred income taxes of $507 and $521 at December 31, 1999 and 1998, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 1999, approximated $5,020. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 1999, the U.S. Internal Revenue
Service has completed its examination of the Company's tax returns for all years through 1988, and there are no unresolved issues outstanding for those years.

Total income tax payments during 1999, 1998 and 1997 were $502, $458 and $368, respectively.

LEGAL AND ENVIRONMENTAL MATTERS

The Company has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response,
Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for cleanup costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency, and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred and the amount can reasonably be estimated.

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

The recorded liabilities for the above matters at December 31, 1999 and 1998 and the related expenses incurred during the three years ended December 31, 1999, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental-related liabilities. Management believes that, except for the matters discussed in the following paragraphs, it is remote that any material liability in excess of the amounts accrued will be incurred.

The Company is a defendant in more than 110 antitrust actions commenced (starting in 1993) in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs.

One of the federal cases is a class action on behalf of approximately two-thirds of all retail pharmacies in the United States and alleges a price-fixing conspiracy. The Company agreed to settle the federal class action for a total of $22, which has been paid in full. The settlement provides, among other things, that the Company shall not refuse to grant discounts on brand-name prescription drugs to a retailer based solely on its status as a retailer and that, to the extent a retailer can demonstrate its ability to affect market share of a Company brand-name prescription drug in the same manner as a managed care organization with which the retailer competes, it will be entitled to negotiate similar incentives subject to the rights, obligations, exemptions and defenses of the Robinson-
Patman Act and other laws and regulations.  The United
States District Court in Illinois approved the settlement of the federal class action in June 1996.
In June 1997, the Seventh Circuit Court of Appeals dismissed all appeals from that settlement, and it is not subject to further review. The defendants that did not settle the class action proceeded to trial in September 1998. The trial ended in November 1998 with a directed verdict in the defendants' favor.

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

The Company has settled all of the state retailer actions, except California and Alabama. The settlement amounts were not material to the Company. In addition, in June 1999, the Alabama Supreme Court reversed the denial of a motion for judgment on the pleadings in the Alabama retailer case. The court held that the Alabama antitrust law did not apply to conspiracies alleged to be in interstate commerce. Based on that ruling, the Alabama retailer case has been dismissed.

The Company has settled all of the state consumer cases, except Alabama, North Dakota, South Dakota, West
Virginia and New Mexico. The settlement amounts were not material to the Company. A motion is pending to dismiss the Alabama consumer case based on the Alabama
Supreme Court decision in the retailer case.

In May 1998, the Company settled six of the federal antitrust cases brought by 26 food and drug chain retailers and several independent retail stores.
Plaintiffs in these cases comprise collectively approximately one-fifth of the prescription drug retail market. Also in 1999, the Company settled federal antitrust cases brought by independent pharmacists and small pharmacy chains comprising about 2 percent of the prescription drug retail market. The settlement amounts were not material to the Company.

Plaintiffs in these antitrust actions generally seek treble damages in an unspecified amount and an injunction against the allegedly unlawful conduct.

The Company believes all the antitrust actions are without merit and is defending itself vigorously.

In March 1996, the Company was notified that the United
States Federal Trade Commission (FTC) is investigating whether the Company, along with other pharmaceutical companies, conspired to fix prescription drug prices.
The investigation is ongoing. The Company believes that its actions have been lawful and proper and is cooperating in the investigation. However, it is not possible to predict the outcome of the investigation, which could result in the imposition of fines, penalties and injunctive or administrative remedies.

In October 1999, the Company received a subpoena from the U.S. Attorney's Office for the Eastern District of
Pennsylvania, pursuant to the Health Insurance
Portability and Accountability Act of 1996, concerning the Company's contracts with pharmacy benefit managers
(PBMs) and managed care organizations to provide disease management services in connection with the marketing of its pharmaceutical products. It appears that the subpoena is one of a number addressed to industry participants including PBMs, managed care organizations and manufacturers as a part of an inquiry into, among other things, marketing practices. The government's inquiry appears to focus on whether the Company's disease management and other marketing programs comply with federal health care laws and whether the value of its disease management programs should have been included in the calculation of rebates to the government. The Company believes that its disease management and other marketing programs have been designed to comply with the law and that its rebate calculations have properly excluded the value of its disease management programs. The Company is cooperating in the investigation. However, it is not possible to predict the outcome of the investigation, which could include the imposition of fines, penalties and injunctive or administrative remedies. Nor can the Company predict whether the investigation will affect its marketing practices or sales.

The Company is a party to an arbitration filed by Biogen, Inc. (Biogen) in a dispute over the method used by the Company to determine the amount of royalties payable to Biogen on sales of REBETRON Combination
Therapy containing REBETOL Capsules and INTRON A
Injection. The Company believes that it should prevail in this arbitration. However, there can be no assurance that the Company will prevail.

In February 1998, Geneva Pharmaceuticals, Inc. (Geneva) submitted an Abbreviated New Drug Application (ANDA) to the U.S. Food and Drug Administration (FDA) seeking to market a generic form of CLARITIN in the United States several years before the expiration of the Company's patents. Geneva has alleged that certain of the Company's U.S. CLARITIN patents are invalid and unenforceable. The CLARITIN patents are material to the Company's business. In March 1998, the Company filed suit in federal court seeking a ruling that Geneva's ANDA submission constitutes willful infringement of the Company's patents and that its challenge to the Company's patents is without merit.
The Company believes that it should prevail in the suit. However, as with any litigation, there can be no assurance that the Company will prevail.

During 1999, Copley Pharmaceutical, Inc., Teva
Pharmaceuticals, Inc., Novex Pharma and Zenith Goldline
Pharmaceuticals individually notified the Company that each had submitted an ANDA to the FDA seeking to market certain generic forms of CLARITIN in the United States before the expiration of certain of the Company's patents, and in 2000 Andrx Pharmaceuticals, L.L.C.
(Andrx) made a similar submission relating to CLARITIN-
D 24 Hour tablets. Each has alleged that one or more of those patents are invalid and unenforceable. In each case, except Andrx, the Company has filed suit in federal court seeking a ruling that the applicable ANDA submission and proposed marketing of a generic product constitute willful infringement of the Company's patent and that the challenge to the patent is without merit.
The Company will file a similar suit against Andrx in federal court. The Company believes that it should prevail in these suits. However, as with any litigation, there can be no assurance that the Company will prevail.

In January 2000, Hoffman-La Roche Inc. filed actions against the Company in United States District Court in
New Jersey and in France alleging that the Company's
PEG-INTRON (peginterferon alfa-2b) infringes Hoffman-La
Roche Inc.'s patents on certain pegylated interferons.
The Company believes that it should prevail in these suits. However, as with any litigation, there can be no assurance that the Company will prevail.



QUARTERLY DATA (UNAUDITED)


Three Months Ended      March 31,        June 30,         September 30,     December 31,

                      1999    1998     1999     1998     1999      1998    1999     1998
Net sales .  .  .  . $2,186  $1,908   $2,451   $2,124   $2,236   $1,986   $2,303   $2,059
Cost of sales.  .  .    432     380      472      423      438      394      458      404

Gross profit .  .  .  1,754   1,528    1,979    1,701    1,798    1,592    1,845    1,655

Selling, general
 and
 administrative .  .    794     712      963      828      814      762      863      839
Research and
  development   .  .    262     224      297      261      305      257      327      265
Other (income)
  expense, net  .  .    (15)     (4)      (7)       9       (7)       1      (15)      (4)

Income before
  income taxes  .  .    713     596      726      603      686      572      670      555
Income taxes    .  .    174     146      179      148      168      140      164      136

Net income.  .  .  .  $ 539   $ 450    $ 547    $ 455    $ 518    $ 432    $ 506     $419

Diluted earnings
  per common share .  $ .36   $ .30    $ .37    $ .31    $ .35    $ .29    $ .34     $.28

Basic earnings per
  common  share .  .    .37     .31      .37      .31      .35      .29      .35      .29

Dividends per
  common share  .  .    .11     .095     .125     .11      .125     .11      .125     .11

Common share prices:
  High .  .  .  .  .  58 7/8  42 3/4   60 3/4  46 11/16    56     53 17/32  56 7/8  57 1/2

  Low  .  .  .  .  .  51 1/8  30 27/32 43 5/16 39 1/16   41 9/16  43        40 3/4  45 13/16

Average shares
 outstanding for
 diluted EPS
  (in millions) .  .   1,491   1,485    1,486    1,488    1,484   1,490    1,483    1,489

Average shares
 outstanding for
 basic EPS
  (in millions) .  .   1,472   1,466    1,470    1,467    1,469   1,469    1,470    1,470



The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of December 31, 1999, was 46,000.



SEGMENT INFORMATION

Schering-Plough is a worldwide research-based pharmaceutical company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products. Discovery and development efforts target the field of human health. However, application in the field of animal health can result from these efforts. The Company views animal health applications as a means to maximize the return on investments in discovery and development. The Company operates primarily in the prescription pharmaceutical marketplace. However, the Company historically has sought regulatory approval to switch prescription products to over-the-counter (OTC) status as a means of extending a product's life cycle. In this way, the OTC marketplace is yet another means of maximizing the return on investments in discovery and development.
Effective January 1, 1999, the Company changed the structure of its internal organization to reflect this focus on pharmaceutical research and development. As a result, the Company reports as one segment.
Previously, the Company was organized into two business units: pharmaceuticals and health care. Prior year information has been restated on this basis.


Net Sales by Major Therapeutic Category

                                1999      1998      1997
Allergy & Respiratory . . . . $3,850    $3,375    $2,708
Anti-infective & Anticancer .  1,738     1,263     1,156
Dermatologicals . . . . . . .    682       619       571
Cardiovasculars . . . . . . .    673       750       637
Other Pharmaceuticals . . . .    792       688       649
Animal Health . . . . . . . .    678       647       389
Foot Care . . . . . . . . . .    348       336       300
OTC . . . . . . . . . . . . .    221       218       220
Sun Care. . . . . . . . . . .    194       181       148
Consolidated net sales. . . . $9,176    $8,077    $6,778

Consolidated income
       before income taxes. . $2,795    $2,326    $1,913


The Company operates in more than 40 countries outside the United States. Sales outside the United States comprised 36 percent, 37 percent and 39 percent of consolidated net sales in 1999, 1998 and 1997, respectively. No single foreign country accounted for more than 5 percent of consolidated net sales during the past three years.


Net Sales by Geographic Area

                                      1999      1998      1997
United States. . . . . . . . . . . . $5,835    $5,113    $4,151

Europe and Canada. . . . . . . . . .  2,157     1,889     1,620

Latin America. . . . . . . . . . . .    614       578       453

Pacific Area and Asia. . . . . . . .    570       497       554

Consolidated net sales . . . . . . . $9,176    $8,077    $6,778


Net sales are presented in the geographic area in which the Company's customers are located. During 1999 and 1998, 12 percent and 11 percent, respectively, of consolidated net sales were made to McKesson HBOC, Inc., a major pharmaceutical and health care products distributor. During 1997, no single customer accounted for more than 10 percent of consolidated net sales.


Long-lived Assets by Geographic Location

                                       1999      1998      1997
United States. . . . . . . . . . . . $1,738    $1,516    $1,348

Ireland. . . . . . . . . . . . . . .    340       338       340

Singapore. . . . . . . . . . . . . .    260       268       271

Puerto Rico. . . . . . . . . . . . .    173       160       161

Other  . . . . . . . . . . . . . . .    621       598       606

Total. . . . . . . . . . . . . . . . $3,132    $2,880    $2,726


Long-lived assets shown by geographic location are primarily property.


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

/S/ Richard Jay Kogan  /S/Jack L. Wyszomierski    /S/Thomas H. Kelly
    Chairman              Executive Vice President   Vice President
    of the Board and      and Chief Financial        and Controller
    Chief Executive       Officer
    Officer

INDEPENDENT AUDITORS' REPORT
DELOITTE & TOUCHE

Schering-Plough Corporation, its Directors and
Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December
31, 1999, in conformity with generally accepted accounting principles.

/S/DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 11, 2000


SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

SIX-YEAR SELECTED FINANCIAL & STATISTICAL DATA
(Dollars in millions, except per share figures)

                                   1999     1998     1997     1996     1995     1994
Operating Results
Net Sales . . . . . . . . . . .  $9,176   $8,077   $6,778   $5,656   $5,104   $4,537
Income before income taxes. . . . 2,795    2,326    1,913    1,606    1,395    1,227
Income from continuing operations 2,110    1,756    1,444    1,213    1,053      926
Discontinued operations . . . . .     -        -        -        -     (166)      (4)
Net income. . . . . . . . . . . . 2,110    1,756    1,444    1,213      887      922
Diluted earnings per common share
  from continuing operations  . .  1.42     1.18      .97      .82      .70      .60
Diluted earnings per common share  1.42     1.18      .97      .82      .59      .60
Basic earnings per common share
  from continuing operations. . .  1.44     1.20      .98      .82      .71      .61
Discontinued operations   . . . .     -        -        -        -     (.11)    (.01)
Basic earnings per common share .  1.44     1.20      .98      .82      .60      .60
Investments
Research and development. . . . .$1,191   $1,007   $  847   $  723   $  657   $  610
Capital expenditures. . . . . . .   543      389      405      336      304      286
Financial Condition
Property, net . . . . . . . . . .$2,939   $2,675   $2,526   $2,246   $2,099   $2,082
Total assets. . . . . . . . . . . 9,375    7,840    6,507    5,398    4,665    4,326
Long-term debt. . . . . . . . . .     6        4       46       46       87      186
Shareholders' equity. . . . . . . 5,165    4,002    2,821    2,060    1,623    1,574
Net book value per common share .  3.51     2.72     1.93     1.41     1.11     1.06
Financial Statistics
Income from continuing operations
 as a percent of sales. . . . . .  23.0%    21.7%    21.3%    21.4%    20.6%    20.4%
Net income as a percent of sales.  23.0%    21.7%    21.3%    21.4%    17.4%    20.3%
Return on average shareholders'
  equity. . . . . . . . . . . . .  46.0%    51.5%    59.2%    65.9%    55.5%    58.4%
Effective tax rate. . . . . . . .  24.5%    24.5%    24.5%    24.5%    24.5%    24.5%
Other Data
Cash dividends per common share .$ .485   $ .425   $ .368   $  .32   $ .281   $ .248
Cash dividends on common shares .   716      627      542      474      416      379
Depreciation and amortization . .   264      238      200      173      157      145
Number of employees . . . . . . .26,500   25,100   22,700   20,600   20,100   20,000
Average shares outstanding
  for diluted earnings per common
  share (in millions) . . . . . . 1,486    1,488    1,480    1,487    1,498    1,547
Average shares outstanding
  for basic earnings per common
  share (in millions) . . . . . . 1,470    1,468    1,464    1,471    1,479    1,530
Common shares outstanding
  at year-end (in millions) . . . 1,472    1,472    1,465    1,461    1,457    1,488
