Form 10-K, Exhibit 13
period 2000-12-31
SCHERING PLOUGH CORP
filed 2001-03-13
CIK 310158

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

NET SALES

Consolidated net sales in 2000 totaled $9.8 billion, an increase of 8 percent over 1999, due to volume growth of 8 percent and price increases of 2 percent, tempered by unfavorable foreign exchange of 2 percent. Net sales in the United States increased 9 percent versus 1999 and advanced 6 percent internationally. Foreign exchange negatively impacted the international sales growth by 7 percent.

Consolidated 1999 net sales of $9.1 billion advanced 14 percent over 1998, reflecting volume growth of 13 percent. Price increases and foreign exchange both had a less than 1 percent impact on the sales increase.

Net sales by major therapeutic category for the years ended 2000, 1999 and 1998 were as follows:
			% Increase (Decrease)
(Dollars in millions)	2000	1999	1998	2000/1999	1999/1998
Allergy & Respiratory	$4,189	$3,850	$3,375	9%	14%
Anti-infective & Anticancer	2,015	1,738	1,263	16	38
Cardiovasculars	746	673	750	11	(10)
Dermatologicals	680	682	619	0	10
Other Pharmaceuticals	716	775	677	(8)	15
Animal Health	720	672	642	7	5
Foot Care	348	332	323	5	3
Over-the-Counter (OTC)	202	209	207	(4)	1
Sun Care	199	185	171	8	8
Consolidated net sales	$9,815	$9,116	$8,027	8%	14%

Certain amounts in 1999 and 1998 have been reclassified from selling, general and administrative expense to net sales to comply with Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives."

Worldwide net sales of allergy and respiratory products increased 9 percent in 2000 and 14 percent in 1999, led by continued growth for the CLARITIN line of nonsedating antihistamines. Worldwide net sales of the CLARITIN brand totaled $3.0 billion in 2000, $2.7 billion in 1999 and $2.3 billion in 1998. The increase in the CLARITIN brand in 2000 was due primarily to continued expansion in the U.S. antihistamine market, tempered by market share declines. Franchise sales of nasal-inhaled steroid products, which include NASONEX, a once-daily corticosteroid for seasonal allergic rhinitis, and VANCENASE allergy products, increased 24 percent in 2000 and 17 percent in 1999. The growth in both periods was due to overall nasal-inhaled steroid market expansion in the United States and the launch of NASONEX in most major international markets. Sales of VANCERIL, an orally inhaled steroid for asthma, declined $52 million in 2000 and $14 million in 1999 due primarily to manufacturing issues. U.S. sales of the PROVENTIL (albuterol) line of asthma products declined $54 million in 2000 due to manufacturing issues and continued generic competition.

Net sales of worldwide anti-infective and anticancer products rose 16 percent compared with 1999. Growth was led by combined worldwide sales of INTRON A and REBETRON Combination Therapy, containing REBETOL Capsules and INTRON A Injection, which totaled $1.4 billion, up 21 percent from 1999. These gains were attributable to increased utilization in the treatment of chronic hepatitis C, including the launch of REBETOL, for combination use, in most major European markets. The U.S. and international launches of TEMODAR, a chemotherapy agent for treating certain types of brain tumors, and the international launch of REMICADE, marketed for Crohn's disease and rheumatoid arthritis, also contributed to the increase in this therapeutic category's sales in 2000. These sales increases were moderated by lower sales of EULEXIN, a prostate cancer therapy, due to generic and branded competition. In 1999, worldwide net sales of anti-infective and anticancer products increased 38 percent, led by worldwide sales of INTRON A and REBETRON Combination Therapy and the U.S. and international launches of TEMODAR. This increase was moderated by lower sales of EULEXIN due to generic and branded competition.

Worldwide net sales of cardiovascular products increased 11 percent in 2000, led by higher U.S. sales of INTEGRILIN, a platelet receptor glycoprotein IIb/IIIa inhibitor for the treatment of patients with acute coronary syndromes. Sales of K-Dur, a sustained-release potassium chloride supplement, also contributed to the increase in this therapeutic category's sales in 2000. Partially offsetting this growth was a decline in sales of IMDUR, an oral nitrate for angina, due to generic competition in the United States. In 1999, worldwide net sales of cardiovascular products decreased 10 percent, due to generic competition against IMDUR and NORMODYNE, an alpha-beta blocker for hypertension, tempered by higher sales of INTEGRILIN and K-DUR.

Dermatological products' worldwide net sales were unchanged in 2000 versus the prior year and increased 10 percent in 1999 versus 1998. Growth in 1999 was due to higher sales of LOTRISONE, an antifungal/anti-inflammatory cream, and ELOCON, a medium-potency topical steroid.

Other pharmaceuticals consist of products that do not fit into the Company's major therapeutic categories.

Worldwide sales of animal health products increased 7 percent in 2000. Sales growth was primarily due to the June 2000 acquisition of the animal health business of Takeda Chemical Industries, Ltd. in Japan. Sales of animal health products in 1999 increased 5 percent over 1998, driven by NUFLOR, a broad-spectrum, multi-species antibiotic, and BANAMINE, a non-steroidal anti-inflammatory agent.

Foot care product sales rose 5 percent in 2000 and 3 percent in 1999, led by increases in the DR. SCHOLL'S insoles product line resulting from new product introductions and line extensions.

Over-the-counter (OTC) product sales decreased 4 percent in 2000 due to the 1999 sale of the PAAS product line. OTC product sales increased 1 percent in 1999 due to a strong spring cough/cold season.

Sun care sales were up 8 percent in 2000 benefiting from the 1999 acquisition of the BAIN DE SOLEIL product line. In 1999, sales grew 8 percent, primarily due to market growth.

SUMMARY OF COSTS AND EXPENSES:
			% Increase
(Dollars in millions)	2000	1999	1998	2000/1999	1999/1998
Cost of sales	$1,902	$1,800	$1,601	6%	12%
% of net sales	19.4%	19.7%	19.9%
Selling, general and administrative	$3,485	$3,374	$3,091	3%	9%
% of net sales	35.5%	37.0%	38.5%
Research and development	$1,333	$1,191	$1,007	12%	18%
% of net sales	13.6%	13.1%	12.5%

Certain amounts in 1999 and 1998 have been reclassified from selling, general and administrative expense to net sales to comply with Emerging Issues Task Force (EITF) Issue No. 00-14, "Accounting for Certain Sales Incentives."

Cost of sales as a percentage of net sales in 2000 decreased versus 1999, due to favorable sales mix and foreign exchange impacts. The slight decrease in the 1999 cost of sales as a percentage of net sales versus 1998 reflects favorable sales mix.

Selling, general and administrative expenses in 2000 and 1999 decreased as a percentage of sales. In both years, sales growth outpaced investments in field force expansions, promotional and selling-related spending.

Research and development expenses grew 12 percent to $1.3 billion and represented 13.6 percent of sales in 2000. In 1999, research and development expenses increased 18 percent over 1998 and represented 13.1 percent of sales. The higher spending in both years reflects the Company's funding of both internal research efforts and research collaborations with various partners to discover and develop a steady flow of innovative products.

INCOME BEFORE INCOME TAXES

Income before income taxes totaled $3.2 billion in 2000, an increase of 14 percent over 1999. In 1999, income before income taxes was $2.8 billion, up 20 percent over $2.3 billion in 1998.

INCOME TAXES

The Company's effective tax rate was 24.0 percent for 2000 and 24.5 percent for the years 1999 and 1998. The decrease in 2000 was primarily due to increased sales of products manufactured in jurisdictions with lower tax rates. The effective tax rate for each period was lower than the U.S. statutory income tax rate, principally due to tax incentives in certain jurisdictions where manufacturing facilities are located. For additional information, see "Income Taxes" in the Notes to Consolidated Financial Statements.

NET INCOME

Net income in 2000 increased 15 percent to $2.4 billion. Net income in 1999 increased 20 percent over 1998.

EARNINGS PER COMMON SHARE

Diluted earnings per common share rose 15 percent in 2000 to $1.64 and 20 percent in 1999 to $1.42. The strengthening of the U.S. dollar against most foreign currencies decreased growth in earnings per common share in 2000. Excluding the impact of exchange rate fluctuations, diluted earnings per common share increased 16 percent in 2000. Foreign currency exchange had no impact on 1999 diluted earnings per common share. Basic earnings per common share increased 15 percent in 2000 to $1.65 and 20 percent in 1999 to $1.44.

Under existing share repurchase programs authorized by the Board of Directors, approximately 33 million common shares were repurchased during 2000, 1999 and 1998. A $1 billion program was authorized in September 1997 and commenced in January 1998. This program was completed in March 2000 with approximately 22.4 million shares acquired. A $1.5 billion program was authorized in February 2000 and commenced in April 2000. At December 31, 2000, 10.7 million shares had been acquired under the 2000 authorization and the program was approximately 33 percent complete.

EURO

On January 1, 1999, certain member countries of the European Union established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. The new euro currency will eventually replace the legacy currencies currently in use in each of the participating countries.

Companies operating within the participating countries may, at their discretion, choose to operate in either legacy currencies or the euro until January 1, 2002. The Company expects the majority of its affected subsidiaries to continue to operate in their respective legacy currencies during 2001. However, selected subsidiaries will adopt the euro as their operating currency during 2001, with the remaining affected subsidiaries adopting the euro no later than January 1, 2002. During this transition period, the Company will be able to accommodate transactions for customers and suppliers in either legacy currencies or euros.

The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although unable to quantify these effects, if any, management at this time does not believe the creation of the euro will have a material effect on the Company.

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

Since the Company is unable to predict the final form and timing of any future domestic and international governmental or other health care initiatives, their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of government entities, managed care groups and other buying groups concerning formularies, pharmaceutical reimbursement policies and availability of the Company's pharmaceutical products cannot be reasonably estimated.

A significant portion of net sales are made to major pharmaceutical and health care products distributors and major retail chains in the United States. Consequently, net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions or other factors.

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

Uncertainties inherent in government regulatory approval processes, including, among other things, delays in approval of new products, formulations or indications, may also affect the Company's operations. The effect on operations of regulatory approval processes cannot be predicted.

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

From time to time, the Company has received Warning Letters from the FDA pertaining to various manufacturing issues. Among these, the Company has received a Warning Letter from the FDA relating specifically to manufacturing issues identified during FDA inspections of the Company's aerosol products (PROVENTIL, including other albuterol products, and VANCERIL) manufacturing facilities in New Jersey. The Company is implementing remedial actions at these facilities. The Company has met with the FDA on several occasions to apprise the agency of the scope and status of these activities. The Company cannot predict whether its remedial actions will resolve the FDA's concerns, whether the FDA will take any further action, or the effect of this matter on the Company's operations.

In February 2001, the Company reported that manufacturing process and control issues have led to reduced sales of certain products in the U.S. marketplace, with the result that first quarter and full-year 2001 sales and earnings will be lower than expected. The extent of this impact will depend upon the timing and nature of a resolution of the manufacturing issues. The Company said that the FDA has been conducting inspections of the Company's manufacturing facilities in New Jersey and Puerto Rico, and has issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices (GMPs), primarily relating to production processes, controls and procedures. The FDA has advised the Company that GMP deficiencies cited in facility inspection reports must be resolved prior to granting approval of the Company's pending New Drug Application (NDA) for CLARINEX (desloratadine) Tablets. Among the issues affecting the Company's ability to manufacture and ship certain pharmaceutical products has been the temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues. As part of its effort to improve manufacturing and quality-control functions, the Company has committed to spend more than $50 million in new equipment, process and system improvements. In addition, the Company has increased the number of personnel dedicated to quality control and compliance. While the Company has taken extensive measures intended to enhance its manufacturing processes and controls, the Company notes that the FDA's inspection reports and its own internal reviews indicate that improvements are required.

Under certain circumstances, the Company may deem it advisable to initiate product recalls. In 1999, the Company voluntarily chose to initiate several recalls, including a recall of certain shipments of PROVENTIL, including other albuterol products, and VANCERIL manufactured at its New Jersey facilities. In the first quarter of 2000, the Company voluntarily expanded the recall to include shipments manufactured prior to September 30, 1999. The cost of the recall did not have a significant impact on the financial results of the Company.

LIQUIDITY AND FINANCIAL RESOURCES

Net income generated from operations continues to be the Company's major source of funds to finance working capital, capital expenditures, shareholder dividends and common share repurchases.

Cash provided by operating activities totaled $2,511 million in 2000, $2,020 million in 1999 and $2,138 million in 1998. Year-to-year changes in cash provided by operating activities result from the timing of receipts and disbursements as well as from an overall net investment in working capital necessitated by the growth in the business.

Capital expenditures amounted to $763 million in 2000, $543 million in 1999 and $389 million in 1998. It is expected that capital expenditures will exceed $750 million in 2001. Commitments for future capital expenditures totaled $223 million at December 31, 2000.

Cash flow related to financing activities included equity proceeds as well as proceeds from short-term borrowings. Common shares repurchased in 2000 totaled 19.8 million shares at a cost of $855 million. In 1999, 9.9 million shares were repurchased for $504 million and, in 1998, 3.4 million shares were repurchased at a cost of $141 million. Dividend payments of $802 million were made in 2000, compared with $716 million in 1999 and $627 million in 1998. Dividends per common share were $0.545 in 2000, up from $0.485 in 1999 and $0.425 in 1998.

Cash and cash equivalents totaled $2,397 million, $1,876 million and $1,259 million at December 31, 2000, 1999 and 1998, respectively. Short-term borrowings and current portion of long-term debt totaled $994 million at year-end 2000, $728 million in 1999 and $558 million in 1998.

The Company's ratio of debt to total capital was 15 percent in 2000 and 12 percent in 1999. The Company's liquidity and financial resources continued to be sufficient to meet its operating needs. As of December 31, 2000, the Company had $1.3 billion in unused lines of credit, which includes $1.0 billion available under a multi-currency unsecured revolving credit facility expiring in 2001. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa2 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 2000. After the Company announced the manufacturing issues discussed herein, Standard & Poor's and Moody's affirmed these ratings, but revised their rating outlook on the Company's long-term debt ratings from stable to negative.

MARKET RISK DISCLOSURES

The Company is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates. The following describes the nature of the risks and demonstrates that, in general, such market risk is not material to the Company.

Foreign Currency Exchange Risk

The Company has subsidiaries in more than 40 countries worldwide. In 2000, sales outside the United States accounted for approximately 36 percent of worldwide sales. Virtually all these sales were denominated in currencies of the local country. As such, the Company's reported profits and cash flows are exposed to changing exchange rates. In 2000, changes in foreign exchange rates reduced sales by 2 percent and reduced 2000 diluted earnings per common share by 1 percent.

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

Interest Rate and Equity Price Risk

The financial assets of the Company that are exposed to changes in interest rates and equity prices include debt and equity securities held in non-qualified trusts for employee benefits and equity securities acquired in connection with in-licensing arrangements. The trust investments totaled approximately $193 million at December 31, 2000. Due to the long-term nature of the liabilities that these trust assets fund, the Company's exposure to market risk is low. A moderate decline in market value of these investments would not necessitate any near-term funding of the trusts. In connection with certain research and development in-licensing arrangements, on occasion the Company acquires equity securities of the licensor company. These investments are generally accounted for as available for sale and, as such, carried at market value. The total market value of these investments at December 31, 2000, was $132 million. See "Unrealized gain (loss) on investments held available for sale, net" in the Statements of Consolidated Shareholders' Equity and "Equity Swap Contracts" in the "Financial Instruments" footnote in the Notes to Consolidated Financial Statements for additional information. The other financial assets of the Company do not give rise to significant interest rate risk due to their short duration.

The financial obligations of the Company that are exposed to changes in interest rates are generally limited to short-term borrowings and a $200 million equity-type security issued in 1999. All other borrowings are not significant. Although the borrowings are, for the most part, floating rate obligations, the interest rate risk posed by these borrowings is low because the amount of this obligation is small in relation to annual cash flow. The Company believes it has the financial flexibility to pay off these borrowings quickly if interest rates were to increase significantly.

Interest Rate Swaps

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. For additional information, see "Financial Instruments" in the Notes to Consolidated Financial Statements. These swaps subject the Company to a moderate degree of market risk. The Company accounts for these swaps using fair value accounting, with changes in the fair value recorded in earnings. The fair value of these swaps was a liability of $1 million at December 31, 2000. The fair value of these swaps at December 31, 1999, was an asset of $1 million. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swaps by approximately $2 million.

During 1999, the Company purchased a $200 million variable rate, three-month time deposit. The Company intends to roll over this time deposit every three months until November 2003. To hedge the future variable interest receipts on this time deposit, the Company entered into an interest rate swap that matures in November 2003. Under this swap, the Company receives a fixed rate and pays a three-month variable rate. The fair value of this swap was a $15 million asset at December 31, 2000. The fair value of this swap at December 31, 1999 was a liability of $6 million. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swap by approximately $3 million.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS (SFAS) NO. 133

Effective January 1, 2001, the Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Based on the Company's limited use of derivative financial instruments, the impact of adoption will not be material and its ongoing effects are not expected to be material.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by the use of such words as "expects," "plans," "will," "estimates," "forecasts," "projects," "believes" and other words of similar meaning. One also can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, regulatory issues, status of product approvals, development programs, litigation and investigations. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2000, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED INCOME
	For the Years Ended December 31,
(Amounts in millions, except per share figures)	2000	1999	1998

Net sales	$9,815	$9,116	$8,027
Costs and Expenses:
Cost of sales	1,902	1,800	1,601
Selling, general and administrative	3,485	3,374	3,091
Research and development	1,333	1,191	1,007
Other (income) expense, net	(93)	(44)	2
Total costs and expenses	6,627	6,321	5,701
Income before income taxes	3,188	2,795	2,326
Income taxes	765	685	570
Net income	$2,423	$2,110	$1,756
Diluted earnings per common share	$1.64	$1.42	$1.18
Basic earnings per common share	$1.65	$1.44	$1.20

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the Years Ended December 31,
(Amounts in millions)	2000	1999	1998
Operating Activities:
Net income	$2,423	$2,110	$1,756
Depreciation and amortization	299	264	238
Accounts receivable	(418)	(352)	(67)
Inventories	(17)	(150)	(102)
Prepaid expenses and other assets	(30)	(76)	(116)
Accounts payable and other liabilities	254	224	429
Net cash provided by operating activities	2,511	2,020	2,138
Investing Activities:
Capital expenditures	(763)	(543)	(389)
Purchases of investments	(104)	(338)	(319)
Reduction of investments	60	215	-
Other, net	(41)	3	-
Net cash used for investing activities	(848)	(663)	(708)
Financing Activities:
Cash dividends paid to common shareholders	(802)	(716)	(627)
Common shares repurchased	(855)	(504)	(141)
Net change in short-term borrowings	280	187	(19)
Issuance (repayment) of long-term debt	106	(2)	(42)
Other, net	133	297	(55)
Net cash used for financing activities	(1,138)	(738)	(884)
Effect of exchange rates on cash and cash equivalents	(4)	(2)	(1)
Net increase in cash and cash equivalents	521	617	545
Cash and cash equivalents, beginning of year	1,876	1,259	714
Cash and cash equivalents, end of year	$2,397	$1,876	$1,259

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	At December 31,
(Amounts in millions, except per share figures)	2000	1999
ASSETS
Current Assets:
Cash and cash equivalents	$2,397	$1,876
Accounts receivable, less allowances: 2000, $96; 1999, $92	1,413	1,022
Inventories	951	958
Prepaid expenses, deferred income taxes and other current assets	959	1,053
Total current assets	5,720	4,909
Property, at cost:
Land	56	50
Buildings and improvements	2,072	1,922
Equipment	1,861	1,760
Construction in progress	938	654
Total	4,927	4,386
Less accumulated depreciation	1,565	1,447
Property, net	3,362	2,939
Intangible assets, net	627	588
Other assets	1,096	939
$10,805		$9,375
LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
Accounts payable	$1,031	$1,063
Short-term borrowings and current portion of long-term debt	994	728
U.S., foreign and state income taxes	589	502
Accrued compensation	312	301
Other accrued liabilities	719	615
Total current liabilities	3,645	3,209
Long-term Liabilities:
Deferred income taxes	214	284
Other long-term liabilities	827	717
Total long-term liabilities	1,041	1,001
Shareholders' Equity:
Preferred shares - authorized shares: 50, $1 par value; issued: none	-	-
Common shares - authorized shares: 2,400, $.50 par value; issued: 2,030	1,015	1,015
Paid-in capital	974	675
Retained earnings	9,817	8,196
Accumulated other comprehensive income	(318)	(233)
Total	11,488	9,653
Less treasury shares: 2000, 567; 1999, 558; at cost	5,369	4,488
Total shareholders' equity	6,119	5,165
	$10,805	$9,375

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
					Accumulated
					Other	Total
					Compre-	Share-
	Common	Paid-in	Retained	Treasury	hensive	holders'
(Amounts in millions)	Shares	Capital	Earnings	Shares	Income	Equity
Balance December 31, 1997	$ 1,015	$ 96	$ 5,673	$(3,719)	$ (244)	$2,821
Comprehensive income:
Net income			1,756			1,756
Foreign currency translation,
net of tax					5	5
Unrealized gain on
investments held available
for sale, net					1	1
Total comprehensive income						1,762
Cash dividends on common shares			(627)			(627)
Stock incentive plans		269		(82)		187
Common shares repurchased				(141)		(141)
Balance December 31, 1998	1,015	365	6,802	(3,942)	(238)	4,002
Comprehensive income:
Net income			2,110			2,110
Foreign currency translation,
net of tax					(54)	(54)
Unrealized gain on
investments held available
for sale, net					59	59
Total comprehensive income						2,115
Cash dividends on common shares			(716)			(716)
Stock incentive plans		310		(42)		268
Common shares repurchased				(504)		(504)
Balance December 31, 1999	1,015	675	8,196	(4,488)	(233)	5,165
Comprehensive income:
Net income			2,423			2,423
Foreign currency translation,
net of tax					(75)	(75)
Unrealized (loss) on
investments held available
for sale, net					(10)	(10)
Total comprehensive income						2,338
Cash dividends on common shares			(802)			(802)
Stock incentive plans		299		(26)		273
Common shares repurchased				(855)		(855)
Balance December 31, 2000	$1,015	$974	$9,817	$(5,369)	$(318)	$6,119

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share figures)

ACCOUNTING POLICIES

Principles of Consolidation - The consolidated financial statements include Schering-Plough Corporation and its subsidiaries (the "Company"). Intercompany balances and transactions are eliminated. Certain prior year amounts have been reclassified to conform to the current year presentation.

Use of Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and use assumptions that affect certain reported amounts and disclosures. Actual amounts may differ.

Cash and Cash Equivalents - Cash and cash equivalents include operating cash and highly liquid investments, generally with original maturities of three months or less.

Inventories - Inventories are valued at the lower of cost or market. Cost is determined by using the last-in, first-out method for a substantial portion of inventories located in the United States. The cost of all other inventories is determined by the first-in, first-out method.

Depreciation - Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $235, $208 and $191 in 2000, 1999 and 1998, respectively.

Intangible Assets - Intangible assets principally include goodwill, licenses, patents and trademarks. Intangible assets are recorded at cost and amortized on the straight-line method over periods not exceeding 40 years. Accumulated amortization of intangible assets was $257 and $188 at December 31, 2000 and 1999, respectively. Intangible assets are reviewed to determine recoverability by comparing their carrying values to undiscounted expected future cash flows when events or circumstances warrant such a review.

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

Net foreign exchange losses included in income were $8, $6 and $2 in 2000, 1999 and 1998, respectively.

Accumulated Other Comprehensive Income - Accumulated other comprehensive income consists of the accumulated foreign currency translation adjustment account and accumulated unrealized gains and losses on securities classified for Statement of Financial Accounting Standards (SFAS) No. 115 purposes as held available for sale. At December 31, 2000 and 1999, the accumulated foreign currency translation adjustment account, net of tax, totaled $376 and $301, respectively, and accumulated unrealized gains, net of tax, totaled $58 and $68, respectively.

Revenue Recognition - Revenues from the sale of products are recorded at the time goods are shipped to customers. Provisions for discounts, returns and other allowances are recorded in the same period the related sales are recognized.

Earnings Per Common Share - Diluted earnings per common share are computed by dividing income by the sum of the weighted-average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and the exercise of stock options. Basic earnings per common share are computed by dividing income by the weighted-average number of common shares outstanding.

The shares used to calculate basic earnings per common share and diluted earnings per common share are reconciled as follows:
(shares in millions)	2000	1999	1998
Average shares outstanding for basic earnings per share	1,465	1,470	1,468
Dilutive effect of options and deferred stock units	11	16	20
Average shares outstanding for diluted earnings per share	1,476	1,486	1,488

As of December 31, 2000, there were 1 million options outstanding with exercise prices higher than the average price of the Company's common stock during 2000. Accordingly, these options are not included in the dilutive effects indicated above.

Recently Issued Accounting Standards - In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133, as amended, is effective for the Company for reporting periods beginning after December 31, 2000. The statement requires all derivatives to be recorded on the balance sheet at fair value and establishes new accounting rules for hedging activities. Based on the Company's limited use of derivative financial instruments, the impact of adoption will not be material and its ongoing effects are not expected to be material.

In May 2000, the Emerging Issues Task Force (EITF) issued EITF No. 00-14, "Accounting for Certain Sales Incentives," which addresses the income statement classification of certain sales incentives. The Company adopted EITF Issue No. 00-14 in the fourth quarter of 2000 and, therefore, has reclassified the cost of certain sales incentives from selling, general and administrative expense to net sales. All prior periods are presented on a comparable basis. Net sales for 1999 and 1998 were reduced by $60 and $50, respectively. The adoption of EITF Issue No. 00-14 has no effect on net income.

FINANCIAL INSTRUMENTS

The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.
	December 31, 2000		December 31, 1999
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

ASSETS:
Cash and cash equivalents	$2,397	$2,397	$1,876	$1,876
Debt and equity investments	562	562	532	532
Interest rate swap contracts	16	14	6	(6)
Foreign currency option contracts	-	-	1	-

LIABILITIES:
Short-term borrowings and current portion of
long-term debt	994	994	728	728
Long-term debt	109	109	6	6
Equity swap contracts	16	16	(2)	(2)
Other financing instruments	219	211	208	193

Credit and Market Risk - Most financial instruments expose the holder to credit risk for non-performance and to market risk for changes in interest and currency rates. The Company mitigates credit risk on derivative instruments by dealing only with financially sound counterparties. Accordingly, the Company does not anticipate loss for non-performance. The Company does not enter into derivative instruments to generate trading profits. Refer to "Market Risk Disclosures" in Management's Discussion and Analysis of Operations and Financial Condition for a discussion regarding the market risk of the Company's financial instruments.

Debt and Equity Investments - Debt and equity investments, which are primarily included in other non-current assets, consist of a time deposit, equity securities of licensor companies and debt and equity securities held in non-qualified trusts to fund benefit obligations. Investments are primarily classified as available for sale and are carried at fair value, with unrealized gains and losses, net of tax, reported in accumulated other comprehensive income. Realized gains and losses are recorded in income.

Proceeds from the sale of available for sale securities were $43 in 2000, resulting in realized gains of $29. Such amounts for 1999 and 1998 were insignificant. An insignificant portion of the gains realized in 2000 was included in the accumulated unrealized gains balance at December 31, 1999.

Gross unrealized gains in 2000 and 1999 were $27 and $59, respectively; gross unrealized losses in 2000 were $9 and in 1999 were not material. Gross unrealized gains and losses in 1998 were not material.

Interest Rate Swap Contracts - In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The notional principal of the 1991 arrangement is $650 and the notional principal of the 1992 arrangement is $950. Both arrangements have 20-year terms. At December 31, 2000, the arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps. These interest rate swaps are recorded at fair value, with changes in fair value recorded in earnings. Annual net cash flows for payments and receipts under these interest rate swap contracts are not material. The net asset or liability under these interest rate swaps is recorded in other current assets or other accrued liabilities, as applicable.

To hedge future variable interest receipts on a $200 time deposit purchased in 1999, the Company entered into an interest rate swap that matures in November 2003. Under the swap, the Company will receive 5.6 percent on a notional principal of $200 and will pay three-month LIBOR. The net amount paid or earned on this interest rate swap has been reflected as an adjustment to interest income in both 2000 and 1999.

Foreign Currency Option Contracts - To hedge certain anticipated inventory purchases, the Company has, from time to time, acquired foreign currency option contracts. Gains, if any, realized on these contracts are included in cost of sales when the inventory is sold. Losses are limited to the premiums paid. At December 31, 2000, the terms of the option contracts outstanding permit the Company to deliver a total of 96 million South African rand in exchange for $12.4 at various dates during 2001. Contracts outstanding at December 31, 1999 all matured during 2000.

Equity Swap Contracts - The Company has hedged the fair value of certain of its equity investments with equity swaps. The combined notional amount of all equity hedges at December 31, 2000 was $111. Realized and unrealized gains and losses on equity swaps are classified in the financial statements in the same manner as the hedged investment losses and gains.

BORROWINGS

The Company has a $1 billion committed, multi-currency unsecured revolving credit facility expiring in 2001 from a syndicate of financial institutions. This facility is available for general corporate purposes and is considered as support for the Company's commercial paper borrowings. This line of credit does not require compensating balances; however, a nominal commitment fee is paid. At December 31, 2000, no funds had been drawn down under this facility. In addition, the Company's foreign subsidiaries had available $293 in unused lines of credit from various financial institutions at December 31, 2000. Generally, these foreign credit lines do not require commitment fees or compensating balances and are cancelable at the option of the Company or the financial institutions.

In general, short-term borrowings consist of commercial paper issued in the United States, bank loans, notes payable and amounts drawn down under the revolving credit facility. Commercial paper outstanding at December 31, 2000 and 1999 was $895 and $495, respectively. The weighted-average interest rate for short-term borrowings at December 31, 2000 and 1999 was 6.8 percent and 6.9 percent, respectively.

In connection with the Company's purchase of a research and office facility in 2000, the Company issued a note payable to the seller due in its entirety in 2003. The imputed interest rate on the note is 5.9 percent. The carrying amount of the note payable, which approximates its market value, at December 31, 2000, was $88. This obligation is included in other long-term liabilities.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200 of debt securities. The terms of these securities will be determined at the time of sale. As of December 31, 2000, no debt securities have been issued pursuant to this registration.

OTHER FINANCING INSTRUMENTS

During 1999, a subsidiary of the Company issued $200 of equity-type securities. The securities bear a LIBOR-based yield that is substantially fixed through November 28, 2003; thereafter, the Company can elect to reset the rate annually or substantially fix the rate for the next five years. At December 31, 2000 and 1999, the rate was 5.0 percent and 5.6 percent, respectively. The Company can call the securities at any time after November 30, 2004, or earlier under certain circumstances. The holders can put the securities back to the Company at any time after November 30, 2027, or earlier under certain circumstances. Because of the put and call features, this obligation is included in other long-term liabilities.

COMMITMENTS

Total rent expense amounted to $71 in 2000, $65 in 1999 and $58 in 1998. Future minimum rental commitments on non-cancelable operating leases as of December 31, 2000 range from $32 in 2001 to $8 in 2005, with aggregate minimum lease obligations of $28 due thereafter. The Company has commitments related to future capital expenditures totaling $223 as of December 31, 2000.

INTEREST COSTS AND INCOME

Interest costs were as follows:
	2000	1999	1998
Interest cost incurred	$64	$41	$28
Less: amount capitalized on construction	20	12	9
Interest expense	$44	$29	$19
Cash paid for interest, net of amount capitalized	$50	$28	$19

Interest income for 2000, 1999 and 1998 was $159, $103 and $59, respectively. Interest income and interest expense are included in other (income) expense, net.

SHAREHOLDERS' EQUITY

On September 22, 1998, the Board of Directors voted to increase the number of authorized common shares from 1.2 billion to 2.4 billion and approved a 2-for-1 stock split. Distribution of the split shares was made on December 2, 1998. All per share amounts herein reflect the effect of the stock split.

A summary of treasury share transactions follows:
(shares in millions)	2000	1999	1998
Share balance at January 1	558	558	282
Shares issued under stock incentive plans	(11)	(10)	(9)
Purchase of treasury shares	20	10	3
Effect of 2-for-1 stock split	-	-	282
Share balance at December 31	567	558	558

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

Following the acquisition by a person or group of beneficial ownership of 20 percent or more but less than 50 percent of the Company's common stock, the Board of Directors may call for the exchange of the rights (other than rights owned by such acquirer), in whole or in part, at an exchange ratio of one common share or one two-hundredth of a share of Series A Junior Participating Preferred Stock per right. Also, prior to the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock, the rights are redeemable for $.005 per right at the option of the Board of Directors. The rights will expire on July 10, 2007, unless earlier redeemed or exchanged. The Board of Directors is also authorized to reduce the 20 percent thresholds referred to above to not less than the greater of (i) the sum of .001 percent and the largest percentage of the outstanding shares of common stock then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10 percent, except that, following the acquisition by a person or group of beneficial ownership of 20 percent or more of the Company's common stock, no such reduction may adversely affect the interests of the holders of the rights.

COLLABORATION WITH MERCK

In May 2000, the Company and Merck & Co., Inc. (Merck) entered into agreements to jointly develop and market, in the United States, new prescription medicines in the cholesterol-management and respiratory therapeutic areas. The agreements cover the development and marketing of:

  ezetimibe, the Company's novel cholesterol absorption inhibitor, as a once-daily fixed-combination tablet with Zocor, Merck's cholesterol-management medicine;

  ezetimibe as a once-daily monotherapy;

  co-administration of ezetimibe with statins; and

  a once-daily fixed-combination tablet containing CLARITIN and Singulair for the treatment of allergic rhinitis and asthma. Singulair is Merck's once-daily leukotriene receptor antagonist for the treatment of asthma.

At this time, all the products are in the development stage. The development costs are being shared equally by the two companies.

STOCK INCENTIVE PLANS

Under the terms of the Company's 1997 Stock Incentive Plan, 72 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 2002. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than 10 years after the date of grant. Standard options granted generally have a one-year vesting term. Other option grants vest over longer periods ranging from three to nine years. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in five equal annual installments generally commencing one year from the date of the award.

The following table summarizes stock option activity over the past three years under the current and prior plans:
	2000		1999		1998
		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	Of	Exercise	Of	Exercise	Of	Exercise
(number of options in millions)	Options	Price	Options	Price	Options	Price
Outstanding at January 1	42	$27.34	42	$19.31	42	$12.20
Granted	14	42.03	9	52.86	11	39.06
Exercised	(9)	16.36	(8)	13.96	(10)	10.47
Canceled or expired	(1)	40.73	(1)	32.79	(1)	30.87
Outstanding at December 31	46	$33.77	42	$27.34	42	$19.31
Exercisable at December 31	26	$32.10	27	$21.16	25	$12.02

The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting was applied as defined in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $2,369, $2,044 and $1,704 for 2000, 1999 and 1998, respectively. Pro forma diluted earnings per share would have been $1.60, $1.38 and $1.15 for 2000, 1999 and 1998, respectively, and pro forma basic earnings per share would have been $1.62, $1.39 and $1.16 for 2000, 1999 and 1998, respectively.

The weighted-average fair value per option granted in 2000, 1999 and 1998 was $13.82, $12.38 and $9.24, respectively. The fair values were estimated using the Black-Scholes option pricing model based on the following assumptions:
	2000	1999	1998
Dividend yield	1.7%	2.2%	2.4%
Volatility	32%	23%	24%
Risk-free interest rate	6.3%	5.1%	5.5%
Expected term of options (in years)	5	5	5

In 2000, 1999 and 1998, the Company awarded deferred stock units totaling 2.5 million, 2.4 million and 2.5 million, respectively. The expense recorded in 2000, 1999 and 1998 for deferred stock units was $76, $61 and $45, respectively.

INVENTORIES

Year-end inventories consisted of the following:
	2000	1999
Finished products	$459	$437
Goods in process	261	267
Raw materials and supplies	231	254
Total inventories	$951	$958

Inventories valued on a last-in, first-out basis comprised approximately 29 percent and 31 percent of total inventories at December 31, 2000 and 1999, respectively. The estimated replacement cost of total inventories at December 31, 2000 and 1999 was $995 and $972, respectively.

RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

The Company has defined benefit pension plans covering eligible employees in the United States and certain foreign countries, and the Company provides post-retirement health care benefits to its eligible U.S. retirees and their dependents.

The components of net pension and other post-retirement benefit (income) expense were as follows:
	Retirement Plans			Post-retirement Health Care Benefits
	2000	1999	1998	2000	1999	1998

Service cost	$45	$42	$41	$5	$5	$5
Interest cost	69	62	59	12	11	11
Expected return on plan assets	(110)	(101)	(89)	(20)	(18)	(17)
Amortization, net	(6)	(5)	(6)	(2)	(2)	(1)
Net	$(2)	$(2)	$5	$(5)	$(4)	$(2)

The components of the changes in the benefit obligations were as follows:
	Retirement Plans		Post-retirement Health Care Benefits
	2000	1999	2000	1999
Benefit obligations at January 1	$968	$987	$170	$177
Service cost	45	42	5	5
Interest cost	69	62	12	11
Assumption changes	-	(101)	-	(20)
Effects of exchange rate changes	(12)	(9)	-	-
Benefits paid	(45)	(41)	(12)	(11)
Actuarial losses	11	22	10	8
Plan amendments	-	6	-	-
Benefit obligations at December 31	$1,036	$968	$185	$170
Benefit obligations of overfunded plans	$825	$740	$185	$170
Benefit obligations of underfunded plans	211	228

The components of the changes in plan assets were as follows:
	Retirement Plans		Post-retirement Health Care Benefits
	2000	1999	2000	1999
Fair value of plan assets, primarily stocks and bonds, at
January 1	$1,299	$1,145	$259	$228
Actual return on plan assets	5	188	(4)	42
Contributions	19	14	-	-
Effects of exchange rate changes	(10)	(9)	-	-
Benefits paid	(45)	(39)	(12)	(11)
Fair value of plan assets at December 31	$1,268	$1,299	$243	$259
Plan assets of overfunded plans	$1,218	$1,219	$243	$259
Plan assets of underfunded plans	50	80

In addition to the plan assets indicated above, at December 31, 2000 and 1999, securities of $76 and $79, respectively, were held in non-qualified trusts designated to provide pension benefits for certain underfunded plans.

The following is a reconciliation of the funded status of the plans to the Company's balance sheet:
	Retirement Plans		Post-retirement Health Care Benefits
	2000	1999	2000	1999
Plan assets in excess of benefit obligations	$232	$331	$58	$89
Unrecognized net transition assets	(29)	(37)	-	-
Unrecognized prior service costs	15	16	(4)	(5)
Unrecognized net actuarial (gain)	(70)	(189)	(50)	(85)
Net asset (liability) at December 31	$148	$121	$4	$ (1)

The weighted-average assumptions employed at December 31 were:
	Retirement Plans		Post-retirement Health Care Benefits
	2000	1999	2000	1999
Discount rate	7.1%	7.0%	7.5%	7.5%
Long-term expected rate of return on plan assets	9.5%	9.5%	9.0%	9.0%
Rate of increase in future compensation	4.0%	3.9%

The weighted-average assumed health care cost inflation rates used for post-retirement measurement purposes is 8.0 percent for 2001, trending down to 5.0 percent by 2004. A 1 percent increase or decrease in the assumed health care cost trend rate would increase or decrease combined post-retirement service and interest cost by $3 and the post-retirement benefit obligation by $24.

The Company has a defined contribution profit-sharing plan covering substantially all its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $84, $74 and $66 in 2000, 1999 and 1998, respectively.

INCOME TAXES

U.S. and foreign operations contributed to income before income taxes as follows:
	2000	1999	1998
United States	$2,365	$2,031	$1,609
Foreign	823	764	717
Total income before income taxes	$3,188	$2,795	$2,326

The components of income tax expense were as follows:
	2000	1999	1998
Current:
Federal	$503	$464	$442
Foreign	178	185	184
State	27	13	14
Total current	708	662	640
Deferred:
Federal and state	21	46	(19)
Foreign	36	(23)	(51)
Total deferred	57	23	(70)
Total income tax expense	$765	$685	$570

The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:

	2000	1999	1998
U.S. statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
Lower rates in other jurisdictions, net	(12.2)	(10.5)	(10.6)
Research tax credit	(.8)	(.8)	(.8)
All other, net	2.0	.8	.9
Effective tax rate	24.0%	24.5%	24.5%

The lower rates in other jurisdictions, net, are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates through 2018.

As of December 31, 2000 and 1999, the Company had total deferred tax assets of $693 and $733, respectively, and deferred tax liabilities of $486 and $521, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 2000 and 1999 were for operating costs not currently deductible for tax purposes and totaled $353 and $389, respectively. Significant deferred tax liabilities at December 31, 2000 and 1999 were for depreciation differences, $232 and $222, respectively, and retirement plans, $82 and $67, respectively. Other current assets include deferred income taxes of $431 and $507 at December 31, 2000 and 1999, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries (considered to be permanent investments), which at December 31, 2000 approximated $6,400. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 2000, the U.S. Internal Revenue Service has completed its examination of the Company's tax returns for all years through 1988, and there are no unresolved issues outstanding for those years.

Total income tax payments during 2000, 1999 and 1998 were $606, $502 and $458, respectively.

OTHER MATTERS

In February 2001, the Company reported that the FDA has been conducting inspections of the Company's manufacturing facilities in New Jersey and Puerto Rico, and has issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices (GMPs), primarily relating to production processes, controls and procedures. The extent of the impact of these matters on 2001 and future operations will depend upon the timing and nature of a resolution of the manufacturing issues.

LEGAL AND ENVIRONMENTAL MATTERS

The Company has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for cleanup costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred and the amount can be estimated reasonably.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be estimated reasonably. Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events.

The recorded liabilities for the above matters at December 31, 2000 and 1999 and the related expenses incurred during the three years ended December 31, 2000 were not material. Expected insurance recoveries have not been considered in determining the costs for environmental-related liabilities. Management believes that, except for the matters discussed in the following paragraphs, it is remote that any material liability in excess of the amounts accrued will be incurred.

Residents in the vicinity of a publicly owned waste-water treatment plant in Barceloneta, Puerto Rico, have filed two lawsuits against the plant operator and numerous companies that discharge into the plant, including a subsidiary of the Company, for damages and injunctive relief relating to odors coming from the plant and connecting sewers. One of these lawsuits is a class action claiming damages of $600. Both lawsuits are in the very early stages of discovery, and it is not possible to predict the outcome.

The Company is a defendant in approximately 100 antitrust actions commenced (starting in 1993) in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs.

One of the federal cases was a class action on behalf of approximately two-thirds of all retail pharmacies in the United States and alleged a price-fixing conspiracy. The Company, in February 1996, agreed to settle the federal class action for a total of $22, which has been paid in full. The United States District Court in Illinois approved the settlement of the federal class action in June 1996. In June 1997, the Seventh Circuit Court of Appeals dismissed all appeals from that settlement, and it is not subject to further review. The defendants that did not settle the class action proceeded to trial in September 1998. The trial ended in November 1998 with a directed verdict in the defendants' favor.

In April 1997, certain of the plaintiffs in the federal class action commenced another purported class action in the United States District Court in Illinois against the Company and the other defendants who settled the previous federal class action. The complaint alleges that the defendants conspired not to implement the settlement commitments following the settlement discussed above. The District Court has denied the plaintiffs' motion for a preliminary injunction hearing.

The Company has settled all the state retailer actions, except in California and Alabama. The settlement amounts were not material to the Company. In June 1999, the Alabama Supreme Court reversed the denial of a motion for judgment on the pleadings in the Alabama retailer case. The court held that the Alabama antitrust law did not apply to conspiracies alleged to be in interstate commerce. Based on that ruling, the Alabama retailer case has been dismissed. Subsequently, the District Attorney for the First Judicial Circuit filed a complaint on behalf of Alabama consumers under the State's Deceptive Trade Practices Act.

The Company has settled or otherwise disposed of all the state consumer cases. The settlement amounts were not material to the Company.

The Company has settled several other groups of similar federal antitrust cases brought by food and drug chain retailers and independent retailer stores comprising about 22 percent of the prescription drug retail market. The settlement amounts were not material to the Company.

Plaintiffs in these antitrust actions generally seek treble damages in an unspecified amount and an injunction against the allegedly unlawful conduct.

The Company believes all the antitrust actions are without merit and is defending itself vigorously.

In March 1996, the Company was notified that the United States Federal Trade Commission (FTC) was investigating whether the Company, along with other pharmaceutical companies, conspired to fix prescription drug prices. The Company believes that its actions have been lawful and proper and is cooperating in the investigation. However, it is not possible to predict the outcome of the investigation, which could result in the imposition of fines, penalties and injunctive or administrative remedies.

In October 1999, the Company received a subpoena from the U.S. Attorney's Office for the Eastern District of Pennsylvania, pursuant to the Health Insurance Portability and Accountability Act of 1996, concerning the Company's contracts with pharmacy benefit managers (PBMs) and managed care organizations to provide disease management services in connection with the marketing of its pharmaceutical products. It appears that the subpoena is one of a number addressed to industry participants as part of an inquiry into, among other things, pharmaceutical marketing practices. The government's inquiry appears to focus on whether the Company's disease management and other marketing programs and arrangements comply with federal health care laws and whether the value of its disease management programs and other marketing programs and arrangements should have been included in the calculation of rebates to the government. The Company is cooperating in the investigation. It is not possible to predict the outcome of the investigation, which could include the imposition of fines, penalties and injunctive or administrative remedies, nor can the Company predict whether the investigation will affect its marketing practices or sales.

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

During 1999, Copley Pharmaceutical, Inc., Teva Pharmaceuticals, Inc., Novex Pharma and Zenith Goldline Pharmaceuticals individually notified the Company that each had submitted an ANDA to the FDA seeking to market certain generic forms of CLARITIN in the United States before the expiration of certain of the Company's patents; and in 2000, Andrx Pharmaceuticals, L.L.C., Mylan Pharmaceuticals Inc., ESI Lederle, Inc. (Lederle) and Impax Laboratories, Inc. made similar submissions. Each has alleged that one or more of those patents are invalid and unenforceable. In each case, the Company has filed or will file suit in federal court seeking a ruling that the applicable ANDA submission and proposed marketing of a generic product constitute willful infringement of the Company's patent and that the challenge to the patent is without merit. The Company believes that it should prevail in these suits. However, as with any litigation, there can be no assurance that the Company will prevail.

In January 2000, Hoffmann-La Roche Inc. filed actions against the Company in the United States District Court in New Jersey, France and Germany alleging that the Company's PEG-INTRON (peginterferon alfa-2b) infringes Hoffmann-La Roche Inc.'s patents on certain pegylated interferons. The Company believes that it should prevail in these suits. However, as with any litigation, there can be no assurance that the Company will prevail.

The Company is responding to investigations by the Department of Health and Human Services, the Department of Justice and certain states into certain industry and Company practices regarding average wholesale price (AWP). These investigations include a Department of Justice review of the merits of a federal action filed by a private entity on behalf of the United States in the United States District Court for the Southern District of Florida, as well as an investigation by the United States Attorney's Office for the District of Massachusetts, regarding, inter alia, whether the AWP set by pharmaceutical companies for certain drugs improperly exceeds the average prices paid by dispensers and, as a consequence, results in unlawful inflation of certain government drug reimbursements that are based on AWP or wholesale acquisition cost. The United States Attorney's Office for the District of Massachusetts is also investigating whether the Company's sales of a product that was repackaged for sale by a managed care organization should have been included in the Company's Medicaid best price calculations. The Company is cooperating with these investigations. It is not possible to predict the outcome of these investigations, which could include the imposition of fines, penalties and injunctive or administrative remedies.

During the third quarter of 2000, the Company's generic subsidiary, Warrick Pharmaceuticals, was sued by the state of Texas. The lawsuit alleges that Warrick supplied the state with false reports of wholesale prices, which caused the state to pay Medicaid claims on prescriptions of Warrick's albuterol sulfate solution at a higher than justified level. The state seeks damages of $54 against Warrick, including treble damages and penalties. The Company is cooperating with the investigation. It is not possible to predict the outcome of the litigation, which could result in the imposition of fines, penalties and injunctive or administrative remedies.

The FTC is investigating possible anti-competitive effects of the settlement of patent lawsuits between the Company and Lederle and the Company and Upsher-Smith, Inc. (Upsher-Smith). The lawsuits that were settled related to generic versions of K-DUR, the Company's long-acting potassium chloride product, which was the subject of Abbreviated New Drug Applications filed by Lederle and Upsher-Smith. The investigation is ongoing. The Company believes that its actions have been lawful and proper, and is cooperating in the investigation. However, it is not possible to predict the outcome of the investigation, which could result in the imposition of fines, penalties and injunctive or administrative remedies.

In January 2000, a jury found that the Company's PRIME PAC® PRRS (Porcine Respiratory and Reproductive Syndrome) vaccine infringed a patent owned by Boehringer Ingelheim Vetmedica, Inc. An injunction was issued in August 2000 barring further sales of the Company's vaccine. The Company has filed post-trial motions, currently pending, for either a reversal of the jury's verdict or a new trial. The Company believes it should prevail, either through the post-trial motions or on appeal. However, as with any litigation, there can be no assurance that the Company will prevail.

On February 15, 2001, the Company stated in a press release that the FDA has been conducting inspections of the Company's manufacturing facilities in New Jersey and Puerto Rico and has issued reports citing deficiencies concerning compliance with current GMPs, primarily relating to production processes, controls and procedures. The next day, February 16, 2001, a lawsuit was filed in the United States District Court for the District of New Jersey against the Company and certain named officers alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. The plaintiffs in the suit purport to represent classes of shareholders who purchased shares of Company stock between July 25, 2000 and February 15, 2001, the date of the press release. The litigation is in the very early stages. The Company believes that it has substantial defenses and intends to defend the suit vigorously.

SEGMENT INFORMATION

Schering-Plough is a worldwide research-based pharmaceutical company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products. Discovery and development efforts target the field of human health. However, application in the field of animal health can result from these efforts. The Company views animal health applications as a means to maximize the return on investments in discovery and development. The Company operates primarily in the prescription pharmaceutical marketplace. However, where appropriate, the Company has sought regulatory approval to switch prescription products to over-the-counter (OTC) status as a means of extending a product's life cycle. In this way, the OTC marketplace is yet another means of maximizing the return on investments in discovery and development.

Net Sales by Major Therapeutic Category
	2000	1999	1998
Allergy & Respiratory	$4,189	$3,850	$3,375
Anti-infective & Anticancer	2,015	1,738	1,263
Cardiovasculars	746	673	750
Dermatologicals	680	682	619
Other Pharmaceuticals	716	775	677
Animal Health	720	672	642
Foot Care	348	332	323
OTC	202	209	207
Sun Care	199	185	171
Consolidated net sales	$9,815	$9,116	$8,027
Consolidated income before income taxes	$3,188	$2,795	$2,326

Certain amounts in 1999 and 1998 have been reclassified from selling, general and administrative expense to net sales to comply with EITF Issue No. 00-14.

The Company has subsidiaries in more than 40 countries outside the United States. Sales outside the United States comprised 36 percent of consolidated net sales in 2000 and 1999, and 37 percent in 1998. No single foreign country accounted for more than 5 percent of consolidated net sales during the past three years.

 Net Sales by Geographic Area
	2000	1999	1998
United States	$6,299	$5,794	$5,078
Europe and Canada	2,204	2,138	1,874
Latin America	694	614	578
Pacific Area and Asia	618	570	497
Consolidated net sales	$9,815	$9,116	$8,027

Certain amounts in 1999 and 1998 have been reclassified from selling, general and administrative expense to net sales to comply with EITF Issue No. 00-14.

Net sales are presented in the geographic area in which the Company's customers are located. During 2000, 1999 and 1998, 13 percent, 12 percent and 11 percent, respectively, of consolidated net sales were made to McKesson HBOC, Inc., a major pharmaceutical and health care products distributor.

Long-lived Assets by Geographic Location
	2000	1999	1998
United States	$2,123	$1,794	$1,567
Ireland	384	358	355
Singapore	323	272	281
Puerto Rico	207	175	162
Other	656	533	515
Total	$3,693	$3,132	$2,880

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

The Company maintains, and management relies on, a system of internal controls and related policies and procedures that provide reasonable assurance of the integrity and reliability of the financial statements. The system provides, at appropriate cost and within the inherent limitations of all internal control systems, that transactions are executed in accordance with management's authorization and are properly recorded and reported in the financial statements, and that assets are safeguarded. The Company's internal control system provides for careful selection and training of supervisory and management personnel and requires appropriate segregation of responsibilities and delegation of authority. In addition, the Company maintains a corporate code of conduct for purposes of determining possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

The Company's independent auditors, Deloitte & Touche LLP, audit the annual consolidated financial statements. They evaluate the Company's internal control system and perform tests of procedures and accounting records to enable them to express their opinion on the fairness of these statements. In addition, the Company has an internal audit function that regularly performs audits using programs designed to test compliance with Company policies and procedures and to verify the adequacy of internal controls and other financial policies. The internal auditors' and independent auditors' recommendations concerning the Company's system of internal controls have been considered, and appropriate action has been taken with respect to those recommendations.

The Finance, Compliance and Audit Review Committee of the Board of Directors is comprised solely of six independent directors. The Committee is appointed by the Board to assist the Board in its oversight function by monitoring, among other things, the Company's financial reporting process and the independence and performance of the Company's independent auditors and internal auditing department. The Committee's activities include meeting periodically with management, the internal auditors and the independent auditors to discuss their independence and to review audit results, financial reporting, internal controls and other financial matters. Both the independent auditors and internal auditors have full and free access to the Committee.
/S/ Richard Jay Kogan	/S/ Jack L. Wyszomierski	/S/ Thomas H. Kelly
Chairman of the Board and	Executive Vice President and	Vice President and
Chief Executive Officer	Chief Financial Officer	Controller

INDEPENDENT AUDITORS' REPORT

Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America.

/S/DELOITTE & TOUCHE LLP
Parsippany, New Jersey
February 16, 2001

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
QUARTERLY DATA (UNAUDITED)
Three Months Ended	March 31		June 30		September 30		December 31
(Dollars in millions, except per share figures)	2000	1999	2000	1999	2000	1999	2000	1999
Net sales	$2,389	$2,169	$2,626	$2,435	$2,383	$2,222	$2,418	$2,290
Cost of sales	457	432	489	472	468	438	489	458
Gross profit	1,932	1,737	2,137	1,963	1,915	1,784	1,929	1,832
Selling, general and
administrative	841	777	977	947	828	800	840	850
Research and development	290	262	345	297	340	305	358	327
Other (income) expense, net	(25)	(15)	(19)	(7)	(30)	(7)	(20)	(15)
Income before income taxes	826	713	834	726	777	686	751	670
Income taxes	198	174	200	179	186	168	180	164
Net income	$ 628	$ 539	$ 634	$ 547	$ 591	$ 518	$ 571	$ 506
Diluted earnings per
common share	$ .42	$ .36	$ .43	$ .37	$ .40	$ .35	$ .39	$ .34
Basic earnings per
common share	.43	.37	.43	.37	.40	.35	.39	.35
Dividends per
common share	.125	.11	.14	.125	.14	.125	.14	.125
Common share prices:
High	48	58 7/8	50 1/2	60 3/4	51 3/8	56	59 1/8	56 7/8
Low	30 1/2	51 1/8	38 7/16	43 5/16	39 1/16	41 9/16	45 3/4	40 3/4
Average shares outstanding
for diluted EPS (in millions)	1,479	1,491	1,476	1,486	1,474	1,484	1,474	1,483
Average shares outstanding
for basic EPS (in millions)	1,468	1,472	1,464	1,470	1,463	1,469	1,462	1,470

Certain amounts in 1999 and the first three quarters of 2000 have been reclassified from selling, general and administrative expense to net sales to comply with EITF Issue No. 00-14.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of December 31, 2000 was 49,200.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
SIX-YEAR SELECTED FINANCIAL & STATISTICAL DATA
(Dollars in millions, except per share figures)	2000	1999	1998	1997	1996	1995
Operating Results
Net sales	$9,815	$9,116	$8,027	$6,745	$5,627	$5,076
Income before income taxes	3,188	2,795	2,326	1,913	1,606	1,395
Income from continuing operations	2,423	2,110	1,756	1,444	1,213	1,053
Discontinued operations	-	-	-	-	-	(166)
Net income	2,423	2,110	1,756	1,444	1,213	887
Diluted earnings per common share
from continuing operations	1.64	1.42	1.18	.97	.82	.70
Diluted earnings per common share	1.64	1.42	1.18	.97	.82	.59
Basic earnings per common share
from continuing operations	1.65	1.44	1.20	.98	.82	.71
Discontinued operations	-	-	-	-	-	(.11)
Basic earnings per common share	1.65	1.44	1.20	.98	.82	.60
Investments
Research and development	$1,333	$1,191	$1,007	$847	$723	$657
Capital expenditures	763	543	389	405	336	304
Financial Condition
Property, net	$3,362	$2,939	$2,675	$2,526	$2,246	$2,099
Total assets	10,805	9,375	7,840	6,507	5,398	4,665
Long-term debt	109	6	4	46	46	87
Shareholders' equity	6,119	5,165	4,002	2,821	2,060	1,623
Net book value per common share	4.18	3.51	2.72	1.93	1.41	1.11
Financial Statistics
Income from continuing
operations as a percent of sales	24.7%	23.1%	21.9%	21.4%	21.6%	20.7%
Net income as a percent of sales	24.7%	23.1%	21.9%	21.4%	21.6%	17.5%
Return on average shareholders' equity	42.9%	46.0%	51.5%	59.2%	65.9%	55.5%
Effective tax rate	24.0%	24.5%	24.5%	24.5%	24.5%	24.5%
Other Data
Cash dividends per common share	$.545	$.485	$.425	$.368	$ .32	$.281
Cash dividends on common shares	802	716	627	542	474	416
Depreciation and amortization	299	264	238	200	173	157
Number of employees	28,100	26,500	25,100	22,700	20,600	20,100
Average shares outstanding for diluted
earnings per common share (in millions)	1,476	1,486	1,488	1,480	1,487	1,498
Average shares outstanding for basic
earnings per common share (in millions)	1,465	1,470	1,468	1,464	1,471	1,479
Common shares outstanding at year-end (in millions)	1,463	1,472	1,472	1,465	1,461	1,457

Certain amounts in 1995 through 1999 have been reclassified from selling, general and administrative expense to net sales to comply with EITF Issue No. 00-14.