Form 10-K, Exhibit 13
period 2001-12-31
SCHERING PLOUGH CORP
filed 2002-03-29
CIK 310158

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

NET SALES

Consolidated net sales in 2001 totaled $9.8 billion, essentially flat versus 2000, reflecting volume declines of 2 percent and unfavorable foreign exchange of 2 percent, offset by price increases of 4 percent. Net sales were negatively impacted by manufacturing issues, discussed in "Additional Factors Influencing Operations," beginning on page 15. Net sales in the United States decreased 5 percent versus 2000 and advanced 8 percent internationally. Foreign exchange negatively impacted the international sales growth by 5 percent.

Consolidated 2000 net sales of $9.8 billion advanced 8 percent over 1999, reflecting volume growth of 8 percent and price increases of 2 percent, tempered by unfavorable foreign exchange of 2 percent.

Net sales by major therapeutic category for the years ended December 31, 2001, 2000 and 1999 were as follows:

(Dollars in millions)
				% Increase (Decrease)
	2001	2000	1999	2001/2000	2000/1999

Allergy & Respiratory	$4,217	$4,189	$3,850	1%	9%
Anti-infective & Anticancer	2,273	2,015	1,738	13	16
Cardiovasculars	623	746	673	(17)	11
Dermatologicals	593	680	682	(13)	-
Other Pharmaceuticals	663	716	775	(7)	(8)
Animal Health	694	720	672	(4)	7
Foot Care	323	348	332	(7)	5
Over-the-Counter (OTC)	196	202	209	(2)	(4)
Sun Care	220	199	185	10	8
Consolidated net sales	$9,802	$9,815	$9,116	-	8%

Worldwide net sales of allergy and respiratory products increased 1 percent in 2001 and 9 percent in 2000, led by continued growth for the CLARITIN line of nonsedating antihistamines and NASONEX, a once-daily corticosteroid for seasonal allergic rhinitis. Worldwide net sales of the CLARITIN brand totaled $3.2 billion in 2001, $3.0 billion in 2000 and $2.7 billion in 1999. The increase in the CLARITIN brand in 2001 and 2000 was due primarily to the continued expansion of the U.S. antihistamine market, tempered by market share declines.

Reported U.S. CLARITIN sales for any one or more calendar quarters through the end of 2002 and for the full year ending December 31, 2002, could be significantly lower than prescription demand due to reductions in trade inventory levels. In addition, in any quarter or calendar year where there is a trade inventory reduction of CLARITIN, neither sales increases of products other than CLARITIN nor expense reductions in amounts to offset the trade inventory reductions can be predicted with any certainty due in part to the manufacturing issues described in "Additional Factors Influencing Operations" below. In the absence of sales increases of products other than CLARITIN and expense reductions, trade inventory reductions of CLARITIN could negatively impact pretax profits in the aggregate by as much as $175 million to $250 million. The impact would vary depending on the season of the year and the level of trade inventories held at that time. In addition, as described in "Additional Factors Influencing Operations," the introduction of generic prescription or OTC loratadine or OTC CLARITIN would likely materially and adversely affect sales of CLARITIN.

Sales of NASONEX increased $109 million or 26 percent due to increases in market share in the U.S. and international markets coupled with continued share conversion from VANCENASE in the United States. Sales of NASONEX increased in 2000 due to U.S. market expansion and its launch in most major international markets. Sales of VANCENASE allergy products decreased $173 million in 2001 due to conversion to NASONEX and manufacturing issues. Sales of VANCENASE decreased $41 million in 2000 primarily due to conversion to NASONEX. Sales of VANCERIL, an orally inhaled steroid for asthma, declined $45 million in 2001 and $52 million in 2000, both due primarily to manufacturing issues.

Net sales of worldwide anti-infective and anticancer products rose 13 percent compared with 2000. Worldwide sales of the INTRON franchise [consisting of INTRON A, PEG-INTRON, a longer-acting form of INTRON A (as monotherapy for treating hepatitis C and in combination with REBETOL Capsules), and REBETRON Combination Therapy, containing REBETOL Capsules and INTRON A Injection] totaled $1.4 billion, an increase of 6 percent. The higher INTRON franchise sales were due to the launch of PEG-INTRON in combination with REBETOL, tempered by contraction in the U.S. hepatitis C market earlier in the year attributable to anticipated approval of newer therapies. Sales in this category also benefited from higher international sales of REMICADE, marketed for Crohn's disease and rheumatoid arthritis, and worldwide sales of TEMODAR, a chemotherapy agent for treating certain types of brain tumors. Sales of REMICADE were up $109 million and sales of TEMODAR rose $59 million or 49 percent, reflecting higher utilization. These sales increases were moderated by lower sales of EULEXIN, a prostate cancer therapy, due to generic and branded competition. In 2000, worldwide net sales of anti-infective and anticancer products increased 16 percent, led by worldwide sales of the INTRON franchise, the U.S. and international launches of TEMODAR, and the international launch of REMICADE. This increase was moderated by lower sales of EULEXIN due to branded competition.

Worldwide net sales of cardiovascular products decreased 17 percent in 2001. Sales of K-DUR, a sustained-release potassium chloride supplement, decreased $74 million or 26 percent primarily due to generic competition that began in September 2001. Sales of IMDUR, an oral nitrate for angina, declined $68 million or 57 percent due to continued generic competition in the United States. Partially offsetting these declines were higher sales of INTEGRILIN, a platelet receptor glycoprotein IIb/IIIa inhibitor for the treatment of patients with acute coronary syndromes, which increased $59 million or 34 percent, due mainly to increased utilization. In 2000, worldwide net sales of cardiovascular products increased 11 percent, led by higher sales of INTEGRILIN and K-DUR, tempered by lower sales of IMDUR due to generic competition.

Dermatological products' worldwide net sales decreased 13 percent in 2001 versus the prior year and were unchanged in 2000 versus 1999. The decrease was due to lower sales of LOTRISONE, a topical antifungal/anti-inflammatory, which decreased $105 million or 55 percent, primarily due to generic competition.

Worldwide sales of animal health products decreased 4 percent in 2001. The sales decrease was due to manufacturing issues, coupled with the impact of bovine spongiform encephalopathy (BSE or Mad Cow disease) and foot and mouth disease (FMD) in Europe. The sales decrease in 2001 was tempered by the June 2000 acquisition of the animal health business of Takeda Chemical Industries, Ltd. (Takeda) in Japan coupled with sales of new poultry products. Sales of animal health products increased 7 percent in 2000, primarily due to the Takeda acquisition.

Foot care product sales decreased 7 percent in 2001, mainly due to increasing competition. Sales of foot care products rose 5 percent in 2000, led by increases in the DR. SCHOLL'S insoles product line resulting from new product introductions and line extensions.

OTC product sales decreased 2 percent in 2001 mainly due to manufacturing issues. OTC sales decreased 4 percent in 2000 due to the 1999 sale of the PAAS product line.

Sun care sales increased 10 percent in 2001 due to the success of new sunless tanning products in the United States and higher sales in Japan. Sales of sun care products increased 8 percent in 2000, benefiting from the 1999 acquisition of the BAIN DE SOLEIL product line.

SUMMARY OF COSTS AND EXPENSES:

(Dollars in millions)
				% Increase (Decrease)
	2001	2000	1999	2001/2000	2000/1999

Cost of sales	$2,078	$1,902	$1,800	9%	6%
% of net sales	21.2%	19.4%	19.7%

Selling, general and administrative	$3,484	$3,485	$3,374	-	3%
% of net sales	35.5%	35.5%	37.0%

Research and development	$1,312	$1,333	$1,191	(2%)	12%
% of net sales	13.4%	13.6%	13.1%

Other (income) expense, net	$ 405	$ (93)	$ (44)	N/M	N/M
% of net sales	4.1%	(.9%)	(.5%)
N/M - Not a meaningful percentage.

Cost of sales as a percentage of net sales in 2001 increased over 2000, primarily due to costs associated with manufacturing issues described in "Additional Factors Influencing Operations" below and unfavorable foreign exchange impacts. Cost of sales as a percentage of net sales in 2000 decreased versus 1999, due to favorable sales mix and foreign exchange impacts.

Selling, general and administrative expenses in 2001 were unchanged as a percentage of sales, as lower promotional spending was tempered by the impact of international field force expansions of approximately 500 people. Selling, general and administrative expenses in 2000 decreased as a percentage of sales because sales growth outpaced investments in field force expansions, promotional and selling-related spending.

Research and development spending decreased 2 percent, representing 13.4 percent of sales in 2001. Research and development expenses grew 12 percent to $1.3 billion and represented 13.6 percent of sales in 2000. The changes in spending in both years reflect the timing of the Company's funding of both internal research efforts and research collaborations with various partners to discover and develop a steady flow of innovative products.

Other (income) expense, net in 2001 includes a one-time $500 million provision for a consent decree payment related to manufacturing issues described in "Additional Factors Influencing Operations" below.

INCOME BEFORE INCOME TAXES

Income before income taxes totaled $2.5 billion in 2001, a decrease of 21 percent from 2000. Excluding the $500 million provision for a consent decree payment, income before income taxes totaled $3.0 billion in 2001, a decrease of 5 percent from 2000. In 2000, income before income taxes totaled $3.2 billion, up 14 percent over $2.8 billion in 1999.

INCOME TAXES

The Company's effective tax rate was 23.0 percent for 2001, 24.0 percent for 2000 and 24.5 percent for 1999. The effective tax rate for each period was lower than the U.S. statutory income tax rate, principally due to tax incentives in certain jurisdictions where manufacturing facilities are located. For additional information, see the "Income Taxes" footnote in the Notes to Consolidated Financial Statements.

NET INCOME

Net income in 2001 decreased 20 percent to $1.9 billion. Excluding the $500 million provision for a consent decree payment, net income in 2001 decreased 4 percent to $2.3 billion. Net income in 2000 increased 15 percent over 1999.

EARNINGS PER COMMON SHARE

Diluted earnings per common share decreased 20 percent in 2001 to $1.32 and increased 15 percent in 2000 to $1.64. Excluding the $500 million provision for a consent decree payment, diluted earnings per common share in 2001 decreased 4 percent to $1.58. The strengthening of the U.S. dollar against most foreign currencies decreased growth in earnings per common share in both periods. Excluding the impact of exchange rate fluctuations, diluted earnings per common share decreased 17 percent in 2001 and increased 16 percent in 2000. Basic earnings per common share decreased 19 percent in 2001 to $1.33 and increased 15 percent in 2000 to $1.65.

EURO

On January 1, 1999, certain member countries of the European Union (EU) established a new common currency, the euro. Also on January 1, 1999, the participating countries fixed the rate of exchange between their existing legacy currencies and the euro. Effective January 1, 2002, the new euro currency replaced the legacy currencies in each of the participating countries. The Company believes that the creation of the euro will not significantly change its market risk with respect to foreign exchange. Having a common European currency may result in certain changes to competitive practices, product pricing and marketing strategies. Although unable to quantify these effects, if any, management at this time does not believe the conversion to the euro will have a material effect on the Company.

ENVIRONMENTAL MATTERS

The Company has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Environmental expenditures have not had and, based on information currently available, are not anticipated to have a material impact on the Company. For additional information, see the "Legal and Environmental Matters" footnote in the Notes to Consolidated Financial Statements.

ADDITIONAL FACTORS INFLUENCING OPERATIONS

In the United States, many of the Company's pharmaceutical products are subject to increasingly competitive pricing as managed care groups, institutions, government agencies and other groups seek price discounts. In most international markets, the Company operates in an environment of government-mandated cost-containment programs. In the U.S. market, the Company and other pharmaceutical manufacturers are required to provide statutorily defined rebates to various government agencies in order to participate in Medicaid, the veterans health care program and other government-funded programs. Several governments have placed restrictions on physician prescription levels and patient reimbursements, emphasized greater use of generic drugs and enacted across-the-board price cuts as methods to control costs.

Since the Company is unable to predict the final form and timing of any future domestic or international governmental or other health care initiatives, their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of government entities, managed care groups and other groups concerning formularies, pharmaceutical reimbursement policies and availability of the Company's pharmaceutical products cannot be reasonably estimated.

A significant portion of net sales is made to major pharmaceutical and health care products distributors and major retail chains in the United States. Consequently, net sales and quarterly growth comparisons may be affected by fluctuations in the buying patterns of major distributors, retail chains and other trade buyers. These fluctuations may result from seasonality, pricing, wholesaler buying decisions or other factors.

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

As noted in the "Legal and Environmental Matters" footnote included in the Notes to Consolidated Financial Statements, the Company has sued 15 drug manufacturers that are seeking to market certain forms of generic prescription or OTC loratadine prior to the expiration of certain of the Company's U.S. patents, including the compound patents for loratadine and desloratadine. In each case, the Company has filed suit in federal court seeking a ruling that the applicable Abbreviated New Drug Application (ANDA) or "paper" New Drug Application submission and proposed marketing of a generic product constitute willful infringement of the Company's patents and that the challenge to the patents is without merit. The compound patent for loratadine is set to expire on June 19, 2002. U.S. market exclusivity for CLARITIN was extended by the Food and Drug Administration (FDA) to December 19, 2002, because the Company conducted pediatric clinical trials at the request of the FDA. The compound patent for desloratadine is set to expire on April 21, 2004. U.S. market exclusivity was extended by the FDA to October 21, 2004, because the Company conducted pediatric clinical trials at the request of the FDA. If the Company does not prevail in those suits, it is reasonably possible that generic forms of loratadine could enter the market as early as December 20, 2002. Two generic manufacturers are claiming that the loratadine compound patent is invalid and/or unenforceable. If either prevails on those contentions, it is possible that the generic loratadine could be available before December 20, 2002. The Company believes it is unlikely that generic loratadine would be available before December 20, 2002. Further, on May 11, 2001, the FDA held a joint meeting of its Nonprescription Drugs Advisory Committee and its Pulmonary-Allergy Drugs Advisory Committee to consider a citizens' petition filed with the FDA by a health insurance company requesting that loratadine and two other antihistamines marketed by other companies be switched from prescription to OTC status. The panel voted 19-4 in a non-binding recommendation that loratadine has a safety profile acceptable for OTC marketing. The panel also had serious concerns regarding appropriate OTC labeling. Additional issues on the lack of use studies as well as patient access were also noted. Based in part on that recommendation, the FDA may consider whether it can require a switch of loratadine from prescription to OTC status with or without the consent of the Company. While the Company is on record with the FDA as opposing the switch of prescription medications to OTC status without the consent of the company that holds the New Drug Application, management recognizes that the medical, public policy and business environment in which it operates is not static. Accordingly, as a matter of business practice, it is continually considering its options regarding its products in order to give the Company the flexibility to maximize its business opportunities in light of the changing environment.

In December 2001, the Company received marketing clearance from the FDA for CLARINEX (desloratadine) 5 mg tablets for the treatment of seasonal allergic rhinitis in adults and children 12 years of age and older. In February 2002, the FDA broadened the labeling of CLARINEX to include the treatment of allergic rhinitis, which combines the product's initial indication of seasonal allergic rhinitis with the indication of perennial allergic rhinitis, as well as the treatment of chronic idiopathic urticaria, or hives of unknown cause, in both cases for the same age group. CLARINEX is the Company's next-generation nonsedating antihistamine (NSA) allergy treatment. The ability of the Company to capture and maintain market share for its NSA products in the U.S. market will depend on a number of factors, including: additional entrants in the market for allergy treatments; clinical differentiation of CLARINEX from other allergy treatments and the perception of the extent of such differentiation in the marketplace; the pricing differentials that may exist among CLARITIN, CLARINEX, other allergy treatments and generic prescription or OTC loratadine upon their introduction in the market, which could be substantial; the date of launch of generic loratadine; the erosion rate of CLARITIN and CLARINEX sales upon the entry of generic loratadine; and whether or not CLARITIN and one or both of the other branded second-generation antihistamines are switched from prescription to OTC status.

Management believes that the introduction of generic prescription or OTC loratadine and/or the switch of CLARITIN to OTC status would likely result in a rapid, sharp and material decline in CLARITIN sales in the United States. In 2001, U.S. sales of CLARITIN products were $2.7 billion, or 28 percent of the Company's consolidated worldwide sales. Management believes that the magnitude of the sales erosion of CLARITIN upon the introduction of generic loratadine could be similar to the sales erosion of Eli Lilly and Company's drug Prozac ® when it became subject to generic competition in August 2001. According to published reports, Prozac prescriptions eroded approximately 80 percent in the first two months following generic entrants. This was an unprecedented level of sales erosion for a category-leading drug, which management believes illustrates the strength of managed care, mail order pharmacies and other market forces to drive utilization to generics. The category of drug may also affect the rate of erosion, and there are no assurances that the erosion rate for CLARITIN, which is labeled for the treatment of seasonal allergies and hives of unknown origin, will be greater or less than the erosion rate of Prozac, which is labeled for the treatment of depression, among other things. Further, management believes that sales of CLARINEX could also be materially adversely affected by the presence of generic prescription or OTC loratadine or OTC CLARITIN in the market, although the extent of that adverse effect cannot be predicted accurately. In light of the factors described above, management believes that either the introduction of generic prescription or OTC loratadine or OTC CLARITIN in the U.S. market would likely have a rapid, sharp and material adverse effect on the Company's results of operations beginning at the occurrence of such an event and extending for an indeterminate period of time thereafter. That effect on the Company's results of operations may be mitigated if the Company is successful in its patent litigation described in the "Legal and Environmental Matters" footnote to the Notes to Consolidated Financial Statements of this report.

Uncertainties inherent in government regulatory approval processes, including, among other things, delays in approval of new products, formulations or indications, may also affect the Company's operations. The effect of regulatory approval processes on operations cannot be predicted.

The Company is subject to the jurisdiction of various national, state and local regulatory agencies and is therefore subject to potential administrative actions. Of particular importance is the FDA in the United States. It has jurisdiction over all the Company's businesses and administers requirements covering the testing, safety, effectiveness, approval, manufacturing, labeling and marketing of the Company's products. From time to time, agencies, including the FDA, may require the Company to address various manufacturing, advertising, labeling or other regulatory issues, such as those noted below relating to the Company's current manufacturing issues. Failure to comply with governmental regulations can result in delays in the release of products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, discontinuance of products, fines and other civil or criminal sanctions. Any such result could have a material adverse effect on the Company's financial position and its results of operations. Additional information regarding government regulation and cautionary factors that may affect future results is provided in Part I, Item I, "Business," in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2001, which is incorporated by reference herein.

Due to the overwhelming response to PEG-INTRON and REBETOL combination therapy since its U.S. launch in October, the Company has implemented an Access Assurance program. Under this program, a temporary wait list for newly enrolling patients has been established in order to assure uninterrupted access for those patients already on PEG-INTRON therapy. Under the program, all patients initiating therapy will have access to a full, uninterrupted course of PEG-INTRON. PEG-INTRON was granted EU marketing approval in May 2000 and REBETOL received EU approval in 1999. These products subsequently received marketing approval in several additional international markets. The Company believes that there is an adequate supply of PEG-INTRON to meet current demand for the product in the international markets.

In February 2001, the Company reported that manufacturing process and control issues would lead to reduced sales of certain products in the U.S. marketplace, with the result that first quarter and full-year 2001 sales and earnings would be lower than expected and that the extent of this impact would depend upon the timing and nature of a resolution of the manufacturing issues. The Company said the FDA had been conducting inspections of the Company's manufacturing facilities in New Jersey and Puerto Rico and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices (GMPs), primarily relating to production processes, controls and procedures.

In April 2001, the Company reported on its efforts to complete a new, comprehensive GMP Work Plan that takes a broad, systemic approach that will encompass all FDA-regulated manufacturing sites and address six key areas: quality assurance, facilities and equipment, materials management, production, laboratories, and packaging and labeling. That GMP Work Plan was submitted to the FDA on May 1, 2001. In June 2001, the Company reported that the FDA had completed additional inspections at the Company's New Jersey and Puerto Rico manufacturing facilities and had issued new inspection reports, which cited some continuing and some additional GMP deficiencies. Among the issues affecting the Company's ability to manufacture and ship certain pharmaceutical products has been the temporary interruption of some production lines to install system upgrades and further enhance compliance, and other technical production and equipment qualification issues.

On December 21, 2001, the Company announced that it is in negotiations with the FDA for a consent decree to resolve issues involving the Company's compliance with current GMPs at manufacturing facilities in New Jersey and Puerto Rico. Although the Company notes that a number of issues are being discussed and that it cannot assure that a negotiated agreement will be reached or what the terms of that agreement would be, the Company believes that it is probable that a consent decree will ultimately be entered into with the FDA. Any agreement would be subject to approval by the U.S. District Court for the District of New Jersey. The Company has made a provision of $500 million for a payment to the federal government under a consent decree.

As part of its effort to improve manufacturing and quality-control functions, the Company will continue to invest in new equipment and process and system improvements. In addition, the Company is making extensive improvements to its operations, including:

  In quality and manufacturing, close to 500 people have been added to strengthen these areas, including a number of senior level executives from outside the Company. The Company continues to evaluate personnel requirements to meet its needs and hire additional people as necessary;

  In the area of equipment requalification and revalidation of products, the Company has recruited highly qualified executives, scientists and consultants to improve revalidation studies and set up a global validation review board to oversee the requalification of manufacturing equipment and the revalidation of processes and support systems;

  In certain production areas where appropriate, equipment and manufacturing lines are being upgraded, notably in aerosol production and tablet manufacturing;

  Improved electronic document management and laboratory information systems are being installed; and

  A GMP Review Board has been formed, which includes three prominent former FDA officials. This Board is overseeing progress on the Company's GMP compliance efforts.

While the Company continues to take extensive measures intended to enhance its manufacturing processes and controls, the Company notes that, although it believes that progress has been made, additional improvements are required.

Under certain circumstances, the Company may deem it advisable to initiate product recalls. In 2001, the Company initiated voluntary recalls of batches of several human and animal health products. The cost of the recalls did not have a significant impact on the financial results of the Company.

As described more specifically in the footnote entitled "Legal and Environmental Matters" included in the Notes to Consolidated Financial Statements of this report, the pricing, marketing programs and arrangements, and related business practices of the Company and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities. These entities include the Department of Justice and its U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. Many of the health care laws under which certain of these governmental entities operate, including the federal and state "anti-kickback" statutes and statutory and common law "false claims" laws, have been construed broadly by the courts and permit the government entities to exercise significant discretion. In the event that any of those governmental entities believes that wrongdoing has occurred, one or more of them could institute civil or criminal proceedings, which, if instituted and resolved unfavorably, could subject the Company to fines, penalties, and administrative remedies, including exclusion from government reimbursement programs. Any such result could have a material adverse effect on the Company, its financial position or its results of operations.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered significant because changes to certain judgments and assumptions inherent in these policies could affect the Company's financial statements:

    Accrual of rebates on sales of pharmaceuticals in the United States;

    Provision for income taxes for undistributed foreign earnings; and

    Determination of functional currencies of the Company's foreign subsidiaries.

Pharmaceutical products are sold to direct purchasers (e.g., wholesalers, retailers and certain health maintenance organizations), and the Company invoices those entities when the products are shipped. In addition, the Company has commercial rebate and discount arrangements with certain indirect purchasers and other market participants (e.g., managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs, and pharmacy benefit managers) based upon the purchase or utilization of Company products. The Company also has governmental rebate obligations under certain federal and state programs. For purposes of revenue recognition, the Company at the end of each quarter estimates the applicable commercial and governmental rebates that will be paid for products sold during the quarter and nets those estimated amounts from the total direct sales. In the case of the governmental rebate programs, the Company's payments involve interpretations of relevant statutes and regulations. These interpretations are subject to challenges and changes in interpretive guidance by governmental authorities. The result of such a challenge or change could affect whether the estimated governmental rebate amounts are ultimately sufficient to satisfy the Company's obligations. Additional information on a governmental inquiry focused in part on the calculation of rebates is contained in the "Legal and Environmental Matters" footnote to the Notes to Consolidated Financial Statements of this report. In addition, it is possible that as a result of governmental challenges or changes in interpretive guidance, actual rebates could materially exceed amounts accrued.

As of December 31, 2001, taxes have not been provided on approximately $7.6 billion of undistributed earnings of foreign subsidiaries. Management has determined that the assets associated with these earnings have been permanently reinvested in the Company's overseas operations. If future events require that certain assets associated with these earnings be repatriated to the United States, it is likely that additional tax provisions would be required. Any such events are unforeseen at this time. Due to complexities in tax laws and the assumptions that would have to be made, it is not practicable to estimate what such a provision would be.

Based on the criteria provided for in Statement of Financial Accounting Standards (SFAS) No. 52, "Foreign Currency Translation," management has determined that the "functional currency" of the Company's foreign operating subsidiaries is the same as the currency of the country in which the subsidiaries operate. If these subsidiaries were considered to have the U.S. dollar as their functional currency, results of operations could be affected; however, it is probable that the Company would have taken alternative actions to mitigate the effects of currency exchange rate changes on such U.S. dollar designations. Therefore, it is impracticable to determine what the results might be under this alternative treatment.

LIQUIDITY AND FINANCIAL RESOURCES

A combination of cash from operations and short-term borrowings represents the primary sources of funds to finance working capital, capital expenditures, shareholder dividends and common share repurchases. Management believes that these sources of funds will continue to be sufficient to finance future operations.

Cash provided by operating activities totaled $2,512 million in 2001, $2,511 million in 2000 and $2,020 million in 1999. Capital expenditures amounted to $759 million in 2001, $763 million in 2000 and $543 million in 1999. It is expected that capital expenditures will exceed $775 million in 2002. Commitments for future capital expenditures totaled $269 million at December 31, 2001.

Cash flow related to financing activities included equity proceeds as well as proceeds from short-term borrowings. Common shares repurchased in 2001 were 0.7 million shares for $34 million. In 2000, 19.8 million shares were repurchased at a cost of $855 million and, in 1999, 9.9 million shares were repurchased for $504 million. In February 2000, the Board of Directors authorized the repurchase of $1.5 billion of the Company's common shares. As of December 31, 2001, this program was approximately 36 percent complete. The Company suspended its repurchase activity in the first quarter of 2001 and intends to restart that program when it is deemed prudent to do so. Dividend payments of $911 million were made in 2001, compared with $802 million in 2000 and $716 million in 1999. Dividends per common share were $0.62 in 2001, up from $0.545 in 2000 and $0.485 in 1999.

Cash and cash equivalents totaled $2,716 million, $2,397 million and $1,876 million at December 31, 2001, 2000 and 1999, respectively. Short-term borrowings and current portion of long-term debt totaled $565 million at year-end 2001, $994 million in 2000 and $728 million in 1999.

Payments due by period under long-term debt, other financing instruments and commitments are as follows:

(Dollars In Millions)
	Total	Within 1 year	Within 2 to 3 years	Within 4 to 5 years	After 5 years
Long-term debt, net of current portion	$112	$ -	$ 93	$16	$ 3
Other financing instruments	230	-	-	-	230
Operating lease commitments	266	57	92	71	46
Capital expenditure commitments	269	269	-	-	-
Total	$877	$326	$185	$87	$279

The Company's liquidity and financial resources continued to be sufficient to meet its operating needs. In May 2001, the Company renegotiated its $1 billion committed, multi-currency, unsecured, revolving credit facility into two unsecured, revolving credit facilities from a syndicate of financial institutions totaling $1 billion. Under one facility, up to $500 million can be drawn down through May 2002, with repayment due by May 2003. Under a second multi-currency facility, an additional $500 million can be drawn down through the maturity date of May 2006. The Company had A-1+ and P-1 ratings for its commercial paper, and AA and Aa2 general bond ratings from Standard & Poor's and Moody's, respectively, as of December 31, 2001. After the Company announced the manufacturing issues discussed herein, Standard & Poor's and Moody's affirmed these ratings but revised their rating outlook on the Company's long-term debt ratings from stable to negative.

Following is a discussion of the cash management strategies employed by the Company:

Certain of the Company's consolidated subsidiaries manufacture pharmaceutical ingredients at facilities located in low-tax jurisdictions ("manufacturing subsidiaries"). These manufacturing subsidiaries sell the pharmaceutical ingredients to other consolidated subsidiaries for further manufacturing and final sale to customers. Intercompany sales of product among the subsidiaries are eliminated in the preparation of the consolidated financial statements.

To balance the cash requirements of all its subsidiaries, the Company employs a number of strategies, the most common of which are short- and long-term intercompany financing between consolidated subsidiaries and third-party financing directly to a subsidiary. Any such third-party financing typically is guaranteed by the Company, and this third-party financing is reported in the consolidated balance sheet of the Company. The Company has not engaged in any off-balance-sheet financing involving unconsolidated entities.

In addition to the above, the Company has two separate arrangements that enable it to balance the cash flows between its U.S. subsidiaries and its foreign-based subsidiaries. The first arrangement utilizes two long-term interest rate swap contracts. One contract is between a foreign-based subsidiary and a bank, and the other contract is between a U.S. subsidiary and the same bank. The contracts have equal and offsetting terms, thus eliminating any market risk arising from changes in interest rates.

These interest rate swap contracts permit the foreign-based subsidiary to prepay a portion of its future swap obligation to the bank and for the bank to prepay an identical portion of its future swap obligation to the U.S. subsidiary. As of December 31, 2001, the foreign-based subsidiary had prepaid $1.4 billion of its obligation to the bank and the bank had prepaid $1.4 billion of its obligation to the U.S. subsidiary. In addition, the foreign-based subsidiary has the right to withdraw amounts it has prepaid to the bank through November 2007. The bank, however, does not have a corresponding right of withdrawal. The interest rate on these prepayments is reset annually based upon LIBOR, and the prepayments are repayable by the U.S. subsidiary and the bank over 15 years beginning in 2007.

These interest rate swap contracts are accounted for as derivative instruments under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as interpreted by Derivatives Implementation Group (DIG) Issue No. A9, "Definition of a Derivative: Prepaid Interest Rate Swaps." The prepaid amounts have been netted in the preparation of the consolidated balance sheet in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." The FASB is considering amending Statement 133 to require separation of the financing portion of a derivative forward contract and to account for the financing portion as an asset or liability. If this conclusion becomes final, the Company may be precluded from reporting these contracts on a net basis. The Company could be required to report its prepayment to the bank as a long-term investment and to report the bank's prepayment as long-term debt.

Further, the interest rate swap contracts contain two different credit rating downgrade triggers allowing the bank to elect early termination. One trigger provides for early termination if at any time during the life of the contract the Company fails to maintain a long-term debt rating of at least A2 by Moody's or A by Standard & Poor's. This trigger provides the Company with a 36-month period in which to restore its credit rating before early termination can occur. The second trigger is effective only on the 10th anniversary of the transaction (November 17, 2007). It provides for early termination if on November 17, 2007, either Moody's or Standard & Poor's has lowered its credit ratings to the levels mentioned above. Instead of providing a period of time in which to restore the credit rating, this second trigger permits the bank on November 17, 2007, to give a 12-month notice of its intent to terminate the contracts.

Early termination under either credit rating trigger requires repayment of all prepaid amounts. The repayment must occur in the original tax jurisdiction in which the prepaid amounts were made. Early termination would require the Company's U.S. subsidiary to repay $1.4 billion to the bank and the bank to repay $1.4 billion to the Company's foreign-based subsidiary.

The impact of early termination on liquidity and financial resources depends on the extent to which the Company decides to finance its repayment obligation. The Company could finance its entire obligation by obtaining short- or long-term financing in the United States. If this were the case, cash and equivalents would increase by $1.4 billion as a result of the bank's repayment to the foreign-based subsidiary, and debt would increase by $1.4 billion as a result of the Company financing its repayment obligation in the United States. Alternatively, the Company could repatriate to the United States some or all of the funds received by the foreign-based subsidiary. Repatriating funds would most likely have U.S. income tax consequences. While it is not practical to estimate the amount of U.S. income tax arising from any future repatriation, any such amount would not exceed $375 million, assuming the entire $1.4 billion were repatriated and assuming current tax rates prevail in the future.

Management does not believe that the potential change in financial reporting for prepaid swaps will have a material impact on the Company's liquidity or financial resources. The addition to the balance sheet of a long-term investment and long-term debt in equal amounts has no impact on net cash, which is the customary measure of liquidity for a multinational pharmaceutical company.

Further, management does not expect a credit rating downgrade to the level that would allow the bank to elect early termination. Even if this were to occur, the Company has the ability to fund its repayment obligation in the United States by external financing or by repatriating funds from its foreign operations. Any tax cost of repatriation would not impair the Company's liquidity.

The second arrangement employed by the Company to balance the cash flows between its U.S. and foreign operations involves long-term interest rate swap contracts that were entered into in 1991 and 1992. (Refer to "Market Risk Disclosures" below for a discussion regarding the market risk and the accounting for these interest rate swaps.) The terms of these contracts enable the Company to sell the right to receive payments while retaining the obligation to make payments. In 1991 and 1992, the U.S. parent company sold the rights to receive payments to a foreign-based subsidiary in return for approximately $700 million (fair value). This intercompany transaction has been eliminated in the preparation of the consolidated financial statements.

The IRS has asserted that this transaction between the U.S. parent company and its foreign-based subsidiary was not a sale but was a loan on which additional U.S. income taxes of $195 million are due. The Company and its tax advisers believe that there is no merit to the IRS' position. Further, these interest rate swap contracts contain credit rating downgrade triggers allowing the original counterparty to terminate the contracts if at any time during the life of the contracts the Company fails to maintain a long-term credit rating of at least Aa3 by Moody's or AA- by Standard & Poor's. Termination due to a credit rating downgrade would effectively negate this cash management strategy and would most likely result in the Company owing the additional U.S. income taxes.

With respect to the assertion by the IRS, the Company intends to defend its position vigorously. With respect to the credit rating downgrade triggers, management does not expect this to occur. In any event, the most likely impact on liquidity and financial resources of an unfavorable outcome would be additional income taxes and possibly related interest and penalties. Any such amounts would not impair the Company's liquidity.

MARKET RISK DISCLOSURES

The Company is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates and equity prices. The following describes the nature of these risks.

Foreign Currency Exchange Risk

The Company has subsidiaries in more than 40 countries worldwide. In 2001, sales outside the United States accounted for approximately 39 percent of worldwide sales. Virtually all these sales were denominated in currencies of the local country. As such, the Company's reported profits and cash flows are exposed to changing exchange rates. In 2001, changes in foreign exchange rates reduced sales by 2 percent and reduced 2001 diluted earnings per common share by 3 percent.

To date, management has not deemed it cost-effective to engage in a formula-based program of hedging the profits and cash flows of foreign operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates. The risk of adverse exchange rate change is also mitigated by the fact that the Company's foreign operations are widespread. The widespread nature of these foreign operations is the primary reason that overall economic weakness in certain Latin American countries is not expected to significantly impact future operations of the Company.

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

Interest Rate and Equity Price Risk

The financial assets of the Company that are exposed to changes in interest rates and/or equity prices include debt and equity securities held in non-qualified trusts for employee benefits, equity securities acquired in connection with in-licensing arrangements and an equity-type security that was issued in 1999.

The trust investments totaled approximately $180 million at December 31, 2001. Due to the long-term nature of the liabilities that these trust assets fund, the Company's exposure to market risk is low.

In connection with certain research and development in-licensing arrangements, on occasion the Company acquires equity securities of the licensor company. These investments are generally accounted for as available for sale and, as such, carried at market value. The total market value of these investments at December 31, 2001, was $107 million. See "Unrealized gain (loss) on investments held available for sale, net of tax" in the Statements of Consolidated Shareholders' Equity and "Equity Swap Contracts" in the "Financial Instruments and Commitments" footnote in the Notes to Consolidated Financial Statements for additional information. The other financial assets of the Company do not give rise to significant interest rate risk due to their short duration.

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

Interest Rate Swaps

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. For additional information, see the "Financial Instruments and Commitments" footnote in the Notes to Consolidated Financial Statements. These swaps subject the Company to a moderate degree of market risk. The Company accounts for these swaps using fair value accounting, with changes in the fair value recorded in earnings. The fair value of these swaps was a liability of less than $1 million at December 31, 2001. The fair value of these swaps at December 31, 2000, was a liability of $1 million. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swaps by approximately $1 million.

During 1999, the Company purchased a $200 million variable rate, three-month time deposit. The Company intends to roll over this time deposit every three months until November 2003. To hedge the future variable interest receipts on this time deposit, the Company entered into an interest rate swap that matures in November 2003. Under this swap, the Company receives a fixed rate and pays a three-month variable rate. The fair value of this swap at December 31, 2001, was an asset of $40 million. The fair value of this swap was a $15 million asset at December 31, 2000. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swap by approximately $2 million.

STATEMENT OF FINANCIAL ACCOUNTING STANDARDS NO. 133

Effective January 1, 2001, the Company has adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." Based on the Company's limited use of derivative financial instruments, the impact of adoption was not material and its ongoing effects are not expected to be material.

RECENTLY ISSUED ACCOUNTING STANDARDS

In July 2001, the FASB issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, thereby eliminating the pooling-of-interests method. SFAS No. 142 eliminates the amortization of goodwill after January 1, 2002, and requires periodic testing of goodwill for impairment. If goodwill is deemed impaired, it will be written down to its estimated fair value. The impact of adoption of SFAS No. 142 will not result in an adjustment to recorded goodwill. Goodwill amortization expense was $5 million in 2001, $8 million in 2000 and $6 million in 1999.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can identify these forward-looking statements by the use of such words as "expects," "plans," "will," "estimates," "forecasts," "projects," "believes" and other words of similar meaning. One also can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, regulatory issues, status of product approvals, development programs, litigation and investigations. The forward-looking statements are based on current expectations. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K (if any). In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2001, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Further, the Company has issued cautionary statements in the Disclosure Notices attached to its press releases discussing matters described in this report. The Company's press releases for 2001 and 2002 to date are available on the Company's Web site on the World Wide Web at schering-plough.com. The reader of this report is urged to read those cautionary statements, which are incorporated by reference herein.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME

	For the Years Ended December 31,
(Amounts in millions, except per share figures)	2001	2000	1999

Net sales	$9,802	$9,815	$9,116

Costs and Expenses:

Cost of sales	2,078	1,902	1,800

Selling, general and administrative	3,484	3,485	3,374

Research and development	1,312	1,333	1,191

Other (income) expense, net	405	(93)	(44)

Total costs and expenses	7,279	6,627	6,321

Income before income taxes	2,523	3,188	2,795

Income taxes	580	765	685

Net income	$1,943	$2,423	$2,110

Diluted earnings per common share	$1.32	$1.64	$1.42

Basic earnings per common share	$1.33	$1.65	$1.44

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the Years Ended December 31,
(Amounts in millions)	2001	2000	1999

Operating Activities:

Net income	$1,943	$2,423	$2,110
Depreciation and amortization	320	299	264
Accounts receivable	(434)	(418)	(352)
Inventories	(69)	(17)	(150)
Prepaid expenses and other assets	(153)	(30)	(76)
Accounts payable and other liabilities	905	254	224

Net cash provided by operating activities	2,512	2,511	2,020

Investing Activities:

Capital expenditures	(759)	(763)	(543)
Purchases of investments	(162)	(104)	(338)
Reduction of investments	33	60	215
Other, net	25	(41)	3

Net cash used for investing activities	(863)	(848)	(663)

Financing Activities:

Cash dividends paid to common shareholders	(911)	(802)	(716)
Common shares repurchased	(34)	(855)	(504)
Net change in short-term borrowings	(419)	280	187
Issuance (repayment) of long-term debt	8	106	(2)
Other, net	29	133	297

Net cash used for financing activities	(1,327)	(1,138)	(738)

Effect of exchange rates on cash and cash equivalents	(3)	(4)	(2)

Net increase in cash and cash equivalents	319	521	617

Cash and cash equivalents, beginning of year	2,397	1,876	1,259

Cash and cash equivalents, end of year	$2,716	$2,397	$1,876
See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
(Amounts in millions, except per share figures)	2001	2000
ASSETS

Current Assets:

Cash and cash equivalents	$2,716	$2,397

Accounts receivable, less allowances: 2001, $123; 2000, $96	1,789	1,413

Inventories	945	951

Prepaid expenses, deferred income taxes and other current assets	1,069	959

Total current assets	6,519	5,720

Property, at cost:

Land	58	56

Buildings and improvements	2,182	2,072

Equipment	2,062	1,861

Construction in progress	1,265	938

Total	5,567	4,927

Less accumulated depreciation	1,753	1,565

Property, net	3,814	3,362

Goodwill, net	219	238

Other intangible assets, net	441	389

Other assets	1,181	1,096

$12,174		$10,805

See Notes to Consolidated Financial Statements.

	At December 31,
(Amounts in millions, except per share figures)	2001	2000
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$1,075	$1,031

Short-term borrowings and current portion of long-term debt	565	994

U.S., foreign and state income taxes	588	589

Accrued compensation	343	312

Other accrued liabilities	1,346	719

Total current liabilities	3,917	3,645

Long-term Liabilities:

Deferred income taxes	302	214

Other long-term liabilities	830	827

Total long-term liabilities	1,132	1,041

Shareholders' Equity:

Preferred shares - authorized shares: 50, $1 par value; issued: none	-	-

Common shares - authorized shares: 2,400, $.50 par value; issued: 2,030	1,015	1,015

Paid-in capital	1,112	974

Retained earnings	10,849	9,817

Accumulated other comprehensive income	(423)	(318)

Total	12,553	11,488

Less treasury shares: 2001, 565; 2000, 567; at cost	5,428	5,369

Total shareholders' equity	7,125	6,119

	$12,174	$10,805

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
					Accumulated
					Other	Total
					Compre-	Share-
	Common	Paid-in	Retained	Treasury	hensive	holders'
(Amounts in millions)	Shares	Capital	Earnings	Shares	Income	Equity
Balance December 31, 1998	$1,015	$365	$6,802	$(3,942)	$(238)	$4,002
Comprehensive income:
Net income			2,110			2,110
Foreign currency translation					(54)	(54)
Unrealized gain (loss) on
investments held available
for sale, net of tax					59	59
Total comprehensive income						2,115
Cash dividends on common shares			(716)			(716)
Stock incentive plans		310		(42)		268
Common shares repurchased				(504)		(504)
Balance December 31, 1999	1,015	675	8,196	(4,488)	(233)	5,165
Comprehensive income:
Net income			2,423			2,423
Foreign currency translation					(75)	(75)
Unrealized gain (loss) on
investments held available
for sale, net of tax					(10)	(10)
Total comprehensive income						2,338
Cash dividends on common shares			(802)			(802)
Stock incentive plans		299		(26)		273
Common shares repurchased				(855)		(855)
Balance December 31, 2000	1,015	974	9,817	(5,369)	(318)	6,119
Comprehensive income:
Net income			1,943			1,943
Foreign currency translation					(85)	(85)
Realized gain reclassified to income, net of tax					(23)	(23)
Unrealized gain (loss) on
investments held available
for sale, net of tax					(5)	(5)
Deferred gain (loss) on
cash flow hedges, net of tax					8	8
Total comprehensive income						1,838
Cash dividends on common shares			(911)			(911)
Stock incentive plans		138		(25)		113
Common shares repurchased				(34)		(34)
Balance December 31, 2001	$1,015	$1,112	$10,849	$(5,428)	$(423)	$7,125

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share figures)

SUMMARY OF ACCOUNTING POLICIES

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

Depreciation

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 12 years for equipment. Depreciation expense was $213, $209 and $191 in 2001, 2000 and 1999, respectively.

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

Net foreign exchange losses included in income were $4, $8 and $6 in 2001, 2000 and 1999, respectively.

Accumulated Other Comprehensive Income

Accumulated other comprehensive income primarily consists of the accumulated foreign currency translation adjustment account and unrealized gains and losses on unhedged securities classified for Statement of Financial Accounting Standards (SFAS) No. 115 purposes as held available for sale. At December 31, 2001 and 2000, the accumulated foreign currency translation adjustment account totaled $461 and $376, respectively, and accumulated unrealized gains, net of tax, totaled $30 and $58, respectively. Gross unrealized gains recorded in accumulated other comprehensive income in 2000 and 1999 were $27 and $59, respectively; gross unrealized gains in 2001 were nil. Gross unrealized losses recorded in accumulated other comprehensive income were $7 in 2001, $9 in 2000 and in 1999 were not material.

Revenue Recognition

Revenues from the sale of products are recorded at the time goods are shipped to customers. Provisions for discounts, returns, rebates and other allowances are recorded in the same period the related sales are recognized.

Earnings Per Common Share

Diluted earnings per common share are computed by dividing income by the sum of the weighted-average number of common shares outstanding plus the dilutive effect of shares issuable through deferred stock units and through the exercise of stock options. Basic earnings per common share are computed by dividing income by the weighted-average number of common shares outstanding.

The shares used to calculate basic and diluted earnings per common share are reconciled as follows:
(shares in millions)	2001	2000	1999

Average shares outstanding for basic earnings per share	1,463	1,465	1,470

Dilutive effect of options and deferred stock units	7	11	16

Average shares outstanding for diluted earnings per share	1,470	1,476	1,486

As of December 31, 2001, there were 35 million options outstanding that were excluded from the computation of diluted earnings per share because their effect would have been antidilutive.

Goodwill and Other Intangible Assets

In July 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, thereby eliminating the pooling-of-interests method. Effective January 1, 2002, SFAS No. 142 eliminates the requirement to amortize goodwill and instead requires periodic testing of goodwill for impairment. If goodwill is impaired, it will be written down to its estimated fair value. The impact of adoption of SFAS No. 142 will not result in an adjustment to recorded goodwill. Goodwill amortization expense was $5 in 2001, $8 in 2000 and $6 in 1999.

Other intangible assets principally include licenses, patents and trademarks. All other intangible assets are recorded at cost and are being amortized on the straight-line method over their useful lives. Amortization expense related to other intangible assets in 2001, 2000 and 1999 was $65, $50 and $43, respectively. Accumulated amortization of other intangible assets was $274 and $214 at December 31, 2001 and 2000, respectively. Other intangible assets are reviewed to determine recoverability by comparing their carrying values to their expected undiscounted future cash flows when events or circumstances warrant such a review.

Other Recently Issued Accounting Standard

In April 2001, the Emerging Issues Task Force (EITF) issued EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which addresses the income statement classification of certain credits, allowances, adjustments and payments given to customers for the services or benefits provided. EITF No. 00-25 will require the Company to reclassify the cost of this consideration from selling, general and administrative expense to net sales beginning in 2002. The amount of expense to be reclassified to net sales is immaterial and EITF No. 00-25 will have no effect on net income.

FINANCIAL INSTRUMENTS AND COMMITMENTS

Effective January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The effect of adoption was not material.

SFAS No. 133, as amended, requires all derivatives to be recorded on the balance sheet at fair value. The effective portion of qualifying cash flow hedges is recognized in income when the hedged item affects income. Changes in the fair value of derivatives that qualify as fair value hedges, along with the change in the fair value of the hedged risk, are recognized in other (income) expense, net as they occur. Changes in the fair value of derivatives that do not qualify for hedge treatment, as well as the ineffective portion of qualifying hedges, are recognized in income as they occur.

Risks, Policy and Objectives

The Company is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rate and equity price changes. From time to time, the Company will hedge selective foreign currency risks with derivatives. Generally, however, management has not deemed it cost-effective to engage in a formula-based program of hedging the profits and cash flows of foreign operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates. Furthermore, the risk of adverse exchange rate change is mitigated by the fact that the Company's foreign operations are widespread.

The Company uses derivative instruments to hedge the fair value of certain securities acquired in connection with its in-licensing research and development activities and, on a limited basis, the Company will hedge selective exposures to interest rate risks.

The Company mitigates credit risk on derivative instruments by dealing only with counterparties considered to be financially sound. Accordingly, the Company does not anticipate loss for non-performance. The Company does not enter into derivative instruments to generate trading profits.

The table below presents the carrying values and estimated fair values for the Company's financial instruments, including derivative financial instruments. Estimated fair values were determined based on market prices, where available, or dealer quotes.
	December 31, 2001		December 31, 2000
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

ASSETS:
Cash and cash equivalents	$2,716	$2,716	$2,397	$2,397
Debt and equity investments	584	584	562	562
Interest rate swap contracts	40	40	16	14

LIABILITIES:
Short-term borrowings and current portion of
long-term debt	565	565	994	994
Long-term debt	112	117	109	109
Equity swap contracts	6	6	16	16
Other financing instruments	230	235	219	211

Debt and Equity Investments and Equity Swap Contracts

Debt and equity investments, which are primarily included in other non-current assets, consist of a time deposit, equity securities of licensor companies, and debt and equity securities held in non-qualified trusts to fund employee benefit obligations. Investments are primarily classified as available for sale and are carried at fair value. To mitigate the market price risk to which the equity investments are subject, the Company has hedged certain of these investments with equity swaps. These swaps are designated as fair value hedges. The amount of hedge ineffectiveness and the amount excluded from the assessment of effectiveness in the 12-month period ended December 31, 2001, were not material.

Realized gains from the sale of securities classified as available for sale were $35 in 2001 and $29 in 2000. Proceeds from these sales totaled $51 and $43, respectively. Such amounts for 1999 were insignificant. Realized gains are recorded in other (income) expense, net.

Interest Rate Swap Contracts

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The notional principal of the 1991 arrangement is $650 and the notional principal of the 1992 arrangement is $950. Both arrangements have 20-year terms. At December 31, 2001, the arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps. These swaps are not designated as hedging instruments and, accordingly, the changes in fair value are recorded in earnings. Annual net cash flows for payments and receipts under these interest rate swap contracts are not material. The net asset or liability under these interest rate swaps is recorded in other current assets or other accrued liabilities, as applicable.

During 1999, the Company purchased a $200 variable rate, three-month time deposit. The Company intends to roll over this time deposit every three months until November 2003. To hedge the variable rate risk, the Company has entered into an interest rate swap that matures in November 2003. Under the swap the Company receives a fixed rate of approximately 5.6 percent and pays a three-month LIBOR rate on a notional amount of $200. This swap is designated as a cash flow hedge with the effective portion of the swap deferred until the transaction being hedged is recorded in earnings. The amount of hedge ineffectiveness and the impact on comprehensive income and accumulated other comprehensive income in the 12-month period ended December 31, 2001, were not material to the Company's financial statements. The amount of the gain or loss expected to be reclassified to earnings within the next 12 months is not material to the Company's financial statements.

Borrowings

In May 2001, the Company renegotiated its $1,000 committed, multi-currency unsecured revolving credit facility into two unsecured revolving credit facilities from a syndicate of financial institutions totaling $1,000. Under one facility, up to $500 can be drawn down through May 2002, with repayment due by May 2003. Under a second multi-currency facility, an additional $500 can be drawn down through the maturity date of May 2006. These facilities are available for general corporate purposes and are considered as support for the Company's commercial paper borrowings. These facilities do not require compensating balances; however, a nominal commitment fee is paid. At December 31, 2001, no funds had been drawn down under these facilities. In addition, the Company's foreign subsidiaries have approximately $388 available in unused lines of credit from various financial institutions at December 31, 2001.

In general, short-term borrowings consist of commercial paper issued in the United States, bank loans, notes payable and amounts drawn down under the revolving credit facility. Commercial paper outstanding at December 31, 2001 and 2000 was $465 and $895, respectively. The weighted-average interest rate for short-term borrowings at December 31, 2001 and 2000 was 4.0 percent and 6.8 percent, respectively.

In connection with the Company's purchase of a research and office facility in 2000, the Company issued a $100 note payable to the seller due in its entirety in 2003. The imputed interest rate on the note is 6.5 percent. The carrying amount of the note payable at December 31, 2001, was $92. This obligation is included in other long-term liabilities.

The Company has a shelf registration statement on file with the Securities and Exchange Commission covering the issuance of up to $200 of debt securities. The terms of these securities will be determined at the time of sale. As of December 31, 2001, no debt securities have been issued pursuant to this registration.

Other Financing Instruments

During 1999, a subsidiary of the Company issued $200 of equity-type securities. The securities bear a LIBOR-based yield that is substantially fixed through November 28, 2003; thereafter, the Company can elect to reset the rate annually or substantially fix the rate for the next five years. At December 31, 2001 and 2000, the rate was 4.8 percent and 5.0 percent, respectively. The Company can call the securities at any time after November 30, 2004, or earlier under certain circumstances. The holders can put the securities back to the Company at any time after November 30, 2027, or earlier under certain circumstances. Because of the put and call features, this obligation is included in other long-term liabilities.

Commitments

Total rent expense amounted to $72 in 2001, $71 in 2000 and $65 in 1999. Future minimum rental commitments on non-cancelable operating leases as of December 31, 2001, range from $57 in 2002 to $34 in 2006, with aggregate minimum lease obligations of $46 due thereafter. As of December 31, 2001, the Company has commitments totaling $269 related to capital expenditures to be made in 2002.

INTEREST COSTS AND INCOME

Interest costs were as follows:
	2001	2000	1999

Interest cost incurred	$65	$64	$41
Less: amount capitalized on construction	25	20	12

Interest expense	$40	$44	$29

Cash paid for interest, net of amount capitalized	$47	$50	$28

Interest income for 2001, 2000 and 1999 was $121, $159 and $103, respectively. Interest income and interest expense are included in other (income) expense, net.

SHAREHOLDERS' EQUITY

A summary of treasury share transactions follows:
(shares in millions)	2001	2000	1999

Share balance at January 1	567	558	558
Shares issued under stock incentive plans	(3)	(11)	(10)
Purchase of treasury shares	1	20	10

Share balance at December 31	565	567	558

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

  ezetimibe, the Company's novel cholesterol absorption inhibitor, as a once-daily fixed-combination tablet with Zocor, Merck's cholesterol-modifying medicine;

  ezetimibe as a once-daily monotherapy;

  co-administration of ezetimibe with statins; and

  a once-daily fixed-combination tablet containing CLARITIN and Singulair for the treatment of allergic rhinitis and asthma. Singulair is Merck's once-daily leukotriene receptor antagonist for the treatment of asthma.

In December 2001, Merck/Schering-Plough Pharmaceuticals submitted a New Drug Application to the U.S. Food and Drug Administration (FDA) seeking approval for ZETIA (ezetimibe) tablets. Also, in December 2001, the cholesterol-management agreements were expanded to include all countries of the world except Japan. At this time, all the products are in the development stage and the development costs are being shared equally by the two companies. In January 2002, Schering-Plough/Merck Pharmaceuticals reported on results of Phase III clinical trials of a fixed-combination tablet containing CLARITIN and Singulair, which did not demonstrate sufficient added benefits in the treatment of seasonal allergic rhinitis. The partnership also reported that it intends to further evaluate those results and may conduct additional studies.

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

The following table summarizes stock option activity over the past three years under the current and prior plans:
	2001		2000		1999
		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	Of	Exercise	Of	Exercise	Of	Exercise
(number of options in millions)	Options	Price	Options	Price	Options	Price

Outstanding at January 1	46	$ 33.77	42	$27.34	42	$19.31
Granted	8	40.15	14	42.03	9	52.86
Exercised	(2)	16.81	(9)	16.36	(8)	13.96
Canceled or expired	(2)	38.61	(1)	40.73	(1)	32.79
Outstanding at December 31	50	$35.18	46	$33.77	42	$27.34

Exercisable at December 31	30	$33.11	26	$32.10	27	$21.16

The Company accounts for its stock compensation arrangements using the intrinsic value method. If the fair value method of accounting was applied as defined in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's pro forma net income would have been $1,862, $2,369 and $2,044 for 2001, 2000 and 1999, respectively. Pro forma diluted earnings per share would have been $1.27, $1.60 and $1.38 for 2001, 2000 and 1999, respectively, and pro forma basic earnings per share would have been $1.27, $1.62 and $1.39 for 2001, 2000 and 1999, respectively.

The weighted-average fair value per option granted in 2001, 2000 and 1999 was $13.35, $13.82 and $12.38, respectively. The fair values were estimated using the Black-Scholes option pricing model based on the following assumptions:
	2001	2000	1999
Dividend yield	1.5%	1.7%	2.2%
Volatility	35%	32%	23%
Risk-free interest rate	4.9%	6.3%	5.1%
Expected term of options (in years)	5	5	5

In 2001, 2000 and 1999, the Company awarded deferred stock units totaling 2.7 million, 2.5 million and 2.4 million, respectively. The expense recorded in 2001, 2000 and 1999 for deferred stock units was $89, $76 and $61, respectively.

INVENTORIES

Year-end inventories consisted of the following:
	2001	2000
Finished products	$299	$459
Goods in process	346	261
Raw materials and supplies	300	231

Total inventories	$945	$951

Inventories valued on a last-in, first-out basis comprised approximately 23 percent and 29 percent of total inventories at December 31, 2001 and 2000, respectively. The estimated replacement cost of total inventories at December 31, 2001 and 2000 was $975 and $995, respectively.

RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

The Company has defined benefit pension plans covering eligible employees in the United States and certain foreign countries, and the Company provides post-retirement health care benefits to its eligible U.S. retirees and their dependents.

The components of net pension and other post-retirement benefits (income) were as follows:
	Retirement Plans			Post-retirement Health Care Benefits
	2001	2000	1999	2001	2000	1999

Service cost	$48	$45	$42	$5	$5	$5
Interest cost	73	69	62	14	12	11
Expected return on plan assets	(119)	(110)	(101)	(21)	(20)	(18)
Amortization, net	(3)	(6)	(5)	(2)	(2)	(2)
Net pension and other post-retirement benefits (income)	$(1)	$(2)	$(2)	$(4)	$(5)	$(4)

The components of the changes in the benefit obligations were as follows:

	Retirement Plans		Post-retirement Health Care Benefits
	2001	2000	2001	2000
Benefit obligations at January 1	$1,036	$968	$185	$170
Service cost	48	45	5	5
Interest cost	73	69	14	12
Assumption changes	68	-	20	-
Effects of exchange rate changes	(5)	(12)	-	-
Benefits paid	(56)	(45)	(12)	(12)
Actuarial losses	8	11	8	10
Plan amendments	(5)	-	-	-
Benefit obligations at December 31	$1,167	$1,036	$220	$185

Benefit obligations of overfunded plans	$842	$825	$ -	$185
Benefit obligations of underfunded plans	325	211	220	-

The components of the changes in plan assets were as follows:
	Retirement Plans		Post-retirement Health Care Benefits
	2001	2000	2001	2000
Fair value of plan assets, primarily stocks and bonds, at
January 1	$1,268	$1,299	$243	$259
Actual return (loss) on plan assets	(88)	5	(19)	(4)
Contributions	27	19	-	-
Effects of exchange rate changes	(4)	(10)	-	-
Plan amendments	(7)	-	-	-
Benefits paid	(56)	(45)	(12)	(12)
Fair value of plan assets at December 31	$1,140	$1,268	$212	$243

Plan assets of overfunded plans	$1,005	$1,218	-	$243
Plan assets of underfunded plans	135	50	$212	-

In addition to the plan assets indicated above, at December 31, 2001 and 2000, securities of $74 and $76, respectively, were held in non-qualified trusts designated to provide pension benefits for certain underfunded plans.

The following is a reconciliation of the funded status of the plans to the Company's balance sheet:
	Retirement Plans		Post-retirement Health Care Benefits
	2001	2000	2001	2000
Plan assets in excess of (less than) benefit obligations	$ (27)	$232	$(8)	$58
Unrecognized net transition assets	(19)	(29)	-	-
Unrecognized prior service costs	16	15	(4)	(4)
Unrecognized net actuarial (gain) loss	199	(70)	20	(50)

Net assets at December 31	$169	$148	$ 8	$4

The weighted-average assumptions employed at December 31 were:
	Retirement Plans		Post-retirement Health Care Benefits
	2001	2000	2001	2000
Discount rate	6.7%	7.1%	7.0%	7.5%
Long-term expected rate of return on plan assets	9.5%	9.5%	9.0%	9.0%
Rate of increase in future compensation	4.0%	4.0%	N/A	N/A

The weighted-average assumed health care cost inflation rates used for post-retirement measurement purposes is 8.0 percent for 2002, trending down to 5.0 percent by 2006. A 1 percent increase or decrease in the assumed health care cost trend rate would increase or decrease combined post-retirement service and interest cost by $4 and the post-retirement benefit obligation by $30.

The Company has a defined contribution profit-sharing plan covering substantially all its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $80, $84 and $74 in 2001, 2000 and 1999, respectively.

INCOME TAXES

U.S. and foreign operations contributed to income before income taxes as follows:
	2001	2000	1999
United States	$1,628	$2,365	$2,031
Foreign	895	823	764

Total income before income taxes	$2,523	$3,188	$2,795

The components of income tax expense were as follows:
	2001	2000	1999
Current:
Federal	$397	$503	$464
Foreign	203	178	185
State	27	27	13

Total current	627	708	662
Deferred:
Federal and state	(47)	21	46
Foreign	-	36	(23)

Total deferred	(47)	57	23

Total income tax expense	$580	$765	$685

The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:
	2001	2000	1999
U.S. statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
Lower rates in other jurisdictions, net	(12.1)	(12.2)	(10.5)
Research tax credit	(.5)	(.8)	(.8)
All other, net	.6	2.0	.8
Effective tax rate	23.0%	24.0%	24.5%

The lower rates in other jurisdictions, net, are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates through 2018.

As of December 31, 2001 and 2000, the Company had total deferred tax assets of $782 and $693, respectively, and deferred tax liabilities of $518 and $486, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 2001 and 2000 were for operating costs not currently deductible for tax purposes and totaled $521 and $353, respectively. Significant deferred tax liabilities at December 31, 2001 and 2000 were for depreciation differences, $241 and $232, respectively, and retirement plans, $94 and $82, respectively. Other current assets include deferred income taxes of $573 and $431 at December 31, 2001 and 2000, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries, considered to be permanent investments, which at December 31, 2001, approximated $7,600. Determining the tax liability that would arise if these earnings were remitted is not practicable.

As of December 31, 2001, the U.S. Internal Revenue Service (IRS) has completed its examination of the Company's tax returns for all years through 1988, and there are no unresolved issues outstanding for those years.

Total income tax payments during 2001, 2000 and 1999 were $592, $606 and $502, respectively.

In October 2001, IRS auditors asserted in reports that the Company is liable for additional tax for the 1990 through 1992 tax years. The reports allege that two interest rate swaps that the Company entered into with an unrelated party should be recharacterized as loans from affiliated companies resulting in additional tax on income. The tax sought by the IRS auditors relating to recharacterization is approximately $195, plus penalties and interest for the period stated above. The Company and its tax advisers believe there is no merit to the IRS' position. The Company intends to defend its position vigorously; however, there can be no assurance that the Company will prevail.

CONSENT DECREE

On December 21, 2001, the Company announced that it is in negotiations with the FDA for a consent decree to resolve issues involving the Company's compliance with current Good Manufacturing Practices (GMPs) at manufacturing facilities in New Jersey and Puerto Rico. Although the Company notes that a number of issues are being discussed and that it cannot assure that a negotiated agreement will be reached or what the terms of the agreement would be, the Company believes that it is probable that a consent decree will ultimately be entered into with the FDA. Any agreement would be subject to approval by the U.S. District Court for the District of New Jersey. A one-time provision of $500 for a payment to the federal government under a consent decree is included in other (income) expense, net, for this matter. The related liability is included in other accrued liabilities.

CONCENTRATIONS

CLARITIN (loratadine) sales in the United States, in all formulations, accounted for 28 percent of the Company's consolidated worldwide sales in 2001, and a larger percentage of the Company's consolidated earnings. The Company has sued 15 drug manufacturers that are seeking to market certain forms of prescription generic or OTC loratadine prior to the expiration of certain of the Company's U.S. patents, including the compound patents for loratadine and desloratadine. In each case, the Company has filed suit in federal court seeking a ruling that the applicable Abbreviated New Drug Application (ANDA) or "paper" New Drug Application submission and proposed marketing of a generic prescription or OTC product constitute willful infringement of the Company's patents and that the challenge to the patents is without merit. The compound patent for loratadine is set to expire on June 19, 2002. U.S. market exclusivity for CLARITIN was extended by the FDA to December 19, 2002, because the Company conducted pediatric clinical trials at the request of the FDA. The compound patent for desloratadine is set to expire on April 21, 2004. U.S. market exclusivity was extended by the FDA to October 21, 2004, because the Company conducted pediatric clinical trials at the request of the FDA. If the Company does not prevail in those suits, it is reasonably possible that generic forms of loratadine could enter the market as early as December 20, 2002.

LEGAL AND ENVIRONMENTAL MATTERS

The Company has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. At several Superfund sites (or equivalent sites under state law), the Company is alleged to be a potentially responsible party (PRP). The Company estimates its obligations for cleanup costs for Superfund sites based on information obtained from the federal Environmental Protection Agency, an equivalent state agency and/or studies prepared by independent engineers, and on the probable costs to be paid by other PRPs. The Company records a liability for environmental assessments and/or cleanup when it is probable a loss has been incurred and the amount can be reasonably estimated.

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The estimated costs the Company expects to pay in these cases are accrued when the liability is considered probable and the amount can be reasonably estimated. Consistent with trends in the pharmaceutical industry, the Company is self-insured for certain events. Although the Company's self-insurance levels are expected to increase in 2002, adequate insurance coverage continues to be available to the Company. Cost increases are not expected to be material.

The recorded liabilities for the above matters at December 31, 2001, and the related expenses incurred during the year ended December 31, 2001, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental-related liabilities. Management believes that, except for the matters discussed in the following paragraphs, it is remote that any material liability in excess of the amounts accrued will be incurred.

Residents in the vicinity of a publicly owned waste-water treatment plant in Barceloneta, Puerto Rico, have filed two lawsuits against the plant owner and operator, and numerous companies that discharge into the plant, including a subsidiary of the Company, for damages and injunctive relief relating to odors allegedly coming from the plant and connecting sewers. One of these lawsuits is a class action claiming damages of $600. Both lawsuits are in the very early stages of discovery and it is not possible to predict the outcome.

The Company is a defendant in numerous antitrust actions commenced (starting in 1993) in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs.

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

The Company has settled all the state court retailer actions, except one in Alabama. The settlement amounts were not material to the Company. In June 1999, the Alabama Supreme Court reversed the denial of a motion for judgment on the pleadings in the Alabama retailer case. The Court held that the Alabama antitrust law did not apply to conspiracies alleged to be in interstate commerce. Based on that ruling, the Alabama retailer case has been dismissed. Subsequently, the District Attorney for the First Judicial Circuit filed a complaint on behalf of Alabama consumers under the State's Deceptive Trade Practices Act.

The Federal Court in Illinois recently remanded the cases of those retailers that opted out of the class action back to the District Courts where they were filed.

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

In February 1998, Geneva Pharmaceuticals, Inc. (Geneva) submitted an Abbreviated New Drug Application (ANDA) to the U.S. FDA seeking to market a generic form of CLARITIN in the United States several years before the expiration of the Company's patents. Geneva has alleged that certain of the Company's U.S. CLARITIN patents are invalid and unenforceable. The CLARITIN patents are material to the Company's business. In March 1998, the Company filed suit in federal court seeking a ruling that Geneva's ANDA submission constitutes willful infringement of the Company's patents and that its challenge to the Company's patents is without merit. The Company believes that it should prevail in the suit. However, as with any litigation, there can be no assurance that the Company will prevail.

During 1999, Copley Pharmaceutical, Inc., Teva Pharmaceuticals, Inc., Novex Pharma and Zenith Goldline Pharmaceuticals individually notified the Company that each had submitted an ANDA to the FDA seeking to market certain generic forms of CLARITIN in the United States before the expiration of certain of the Company's patents, including the compound patents for loratadine and desloratadine. In 2000, Andrx Pharmaceuticals, L.L.C. (Andrx), Mylan Pharmaceuticals Inc., ESI Lederle, Inc. (Lederle) and Impax Laboratories, Inc. made similar submissions. In 2001, Alpharma USPD Inc., Ranbaxy Pharmaceuticals, Inc., Taro Pharmaceuticals USA, Inc., and Genpharm Incorporated have made similar submissions, and Andrx submitted another ANDA to the FDA to market a second formulation of generic CLARITIN. Also in 2001, McNeil Consumer Healthcare (McNeil) submitted a "paper" New Drug Application ("paper" NDA) under Section 505 (b)(2) of the Federal Food, Drug and Cosmetic Act seeking to market a generic OTC form of CLARITIN before the expiration of the Company's patents. In 2002, Whitehall-Robins Healthcare, a division of American Home Products, made a similar "paper" NDA submission. Each has alleged that one or more of those patents are invalid and unenforceable. In each case, the Company has filed suit in federal court seeking a ruling that the applicable ANDA or "paper" NDA submission and proposed marketing of a generic prescription or OTC product constitute willful infringement of the Company's patents and that the challenge to the patents is without merit. The Company believes that it should prevail in these suits. However, as with any litigation, there can be no assurance that the Company will prevail.

The Company is a co-defendant in a litigation commenced in October 2001 by Housey Pharmaceuticals against 11 pharmaceutical companies in which Housey has alleged infringement of several patents relating to laboratory research methods. The Company believes that it has substantial defenses and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

The Company is responding to investigations by the Department of Health and Human Services, the Department of Justice and certain states into certain industry and Company practices regarding average wholesale price (AWP). These investigations include a Department of Justice review of the merits of a federal action filed by a private entity on behalf of the United States in the United States District Court for the Southern District of Florida, as well as an investigation by the United States Attorney's Office for the District of Massachusetts, regarding, inter alia, whether the AWP set by pharmaceutical companies for certain drugs improperly exceeds the average prices paid by dispensers and, as a consequence, results in unlawful inflation of certain government drug reimbursements that are based on AWP. The U.S. Attorney's Office for the District of Massachusetts is also investigating whether the Company's sales of a product that was repackaged for sale by a managed care organization should have been included in the Company's Medicaid best price calculations. In March 2001, the Company received a subpoena from the Massachusetts Attorney General's office seeking documents concerning the use of AWP and other pricing and/or marketing practices. The Company is cooperating with these investigations. It is not possible to predict the outcome of these investigations, which could include the imposition of fines, penalties and injunctive or administrative remedies.

During the third quarter of 2000, the Company's generic subsidiary, Warrick Pharmaceuticals (Warrick), was sued by the state of Texas. The lawsuit alleges that Warrick supplied the state with false reports of wholesale prices, which caused the state to pay Medicaid claims on prescriptions of Warrick's albuterol sulfate solution at a higher than justified level. The state seeks damages of $54 against Warrick, including treble damages and penalties. It is not possible to predict the outcome of the litigation, which could result in the imposition of fines, penalties and injunctive or administrative remedies.

In October 2001, the West Virginia Attorney General filed a lawsuit against Warrick alleging that Warrick falsely "inflated" the AWP for albuterol sulfate solution knowing that the state Medicaid programs and other state programs relied on AWP to pay providers for the drugs. The complaint alleges that Warrick caused the state to pay excessive reimbursement to the distributors of the drug. The complaint demands unspecified damages, including treble damages and attorneys' fees. The Company believes that the claims are without merit and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

In November 2001, a private plaintiff filed complaints in Arizona state court against the Company and Warrick. These complaints, which are alleged to be suitable for class action status, allege that the Company and Warrick engaged in a conspiracy to fraudulently report "fictitious" AWPs regarding prescription pharmaceuticals. The "inflated" AWPs were allegedly supplied to Medicaid, Medicare and private insurers. These lawsuits seek unspecified damages, including treble damages and attorneys' fees. The Company believes that the claims are without merit and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

In January 2002, the Nevada Attorney General filed a lawsuit against Warrick alleging that Warrick engaged in a scheme to fraudulently report "fictitious" AWPs for prescription pharmaceuticals that were covered by Medicare and Medicaid, thus inflating those reimbursements and patients' co-payments. The lawsuit also alleges that Warrick failed to report accurate prices under the Medicaid Rebate Program and thereby underpaid the Medicaid rebates that it was required to pay to Nevada. The lawsuit seeks injunctive relief and unspecified damages, including treble and punitive damages. The Company believes that the claims are without merit and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

On January 25, 2002, Warrick was served with a lawsuit filed in the United States District Court for the District of Nevada by the Twin Cities Bakery Workers Health and Welfare Fund, and another plaintiff. The case alleges to be a class action on behalf of all direct and indirect "end-payers" for Medicare-covered pharmaceuticals sold by Warrick. The case alleges violations of Section 2 of The Sherman Act, and Federal Rico, Statutory Fraud and Unjust Enrichment laws for alleged overpayments as a result of "inflated" AWPs and alleged giving of free samples and expecting that the samples would be billed to Medicare and the "end-payers." The complaint seeks treble and punitive damages and injunctive relief. The Company believes the claims are without merit and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

On April 2, 2001, the FTC started an administrative proceeding against the Company, Upsher-Smith, Inc. (Upsher-Smith) and Lederle. The complaint alleges anti-competitive effects from the settlement of patent lawsuits between the Company and Lederle, and the Company and Upsher-Smith. The lawsuits that were settled related to generic versions of K-DUR, the Company's long-acting potassium chloride product, which was the subject of ANDAs filed by Lederle and Upsher-Smith. The administrative hearing began in January 2002. The Company believes that its actions have been lawful and proper, and intends to defend itself vigorously. However, it is not possible to predict the outcome of the proceeding, which could result in the imposition of injunctive or administrative remedies.

Following the commencement of the FTC administrative proceeding, alleged class action suits were filed on behalf of direct and indirect purchasers of K-DUR against the Company, Upsher-Smith and Lederle in federal and state courts. These suits all allege essentially the same facts and claim violations of federal and state antitrust laws, as well as other state statutory and/or common law causes of action. The Company believes that it has substantial defenses and intends to defend itself vigorously.

In January 2000, a jury found that the Company's PRIME PAC® PRRS (Porcine Respiratory and Reproductive Syndrome) vaccine infringed a patent owned by Boehringer Ingelheim Vetmedica, Inc. An injunction was issued in August 2000 barring further sales of the Company's vaccine. The Company's post-trial motions for either a reversal of the jury's verdict or a new trial were denied in September 2001. The Company has appealed. As with any litigation, there can be no assurance that the Company will prevail.

On February 15, 2001, the Company stated in a press release that the FDA had been conducting inspections of the Company's manufacturing facilities in New Jersey and Puerto Rico and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices, primarily relating to production processes, controls and procedures. The next day, February 16, 2001, a lawsuit was filed in the United States District Court for the District of New Jersey against the Company and certain named officers alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Additional lawsuits of the same tenor followed. The plaintiffs in the suits purport to represent classes of shareholders who purchased shares of Company stock between dates as early as March 2, 2000, and February 15, 2001, the date of the press release. In April 2001, a lawsuit was filed in the United States District Court for the District of New Jersey against the Company and certain named officers alleging substantially the same violations of the Securities Exchange Act of 1934 as alleged in the putative class actions described above in this paragraph, as well as alleging violations of Section 11 of the Securities Act of 1933 and failure to disclose information which is the subject matter of the FTC administrative proceeding described above and purporting to represent a class of shareholders who purchased shares of Company stock between July 25, 2000, and March 30, 2001, the last business day before the Company issued a press release relating to the FTC administrative proceeding. This complaint and all of the previously filed complaints were consolidated into one action in the United States District Court for the District of New Jersey, and a lead plaintiff, the Florida State Board of Administration, was appointed by the Court on July 2, 2001. On October 11, 2001, a consolidated amended complaint was filed, alleging the same violations described in the second sentence of this paragraph (but not a Section 11 claim) and purporting to represent a class of shareholders who purchased shares of Company stock from May 9, 2000, through February 15, 2001. The Company has moved to dismiss the consolidated amended complaint. The Company believes that it has substantial defenses and intends to defend the consolidated action vigorously.

In addition to the lawsuits described in the immediately preceding paragraph, two lawsuits were filed in the United States District Court for the District of New Jersey and two lawsuits were filed in New Jersey state court against the Company (as a nominal defendant) and certain officers, directors and a former director seeking damages on behalf of the Company including disgorgement of trading profits made by defendants allegedly obtained on the basis of material non-public information. The complaints in each of those four lawsuits relate to the issues described in the Company's February 15, 2001, press release, and allege a failure to disclose material information and breach of fiduciary duty by the directors. One of the federal court lawsuits also includes allegations related to the investigations by the U.S. Attorney's Offices for the Eastern District of Pennsylvania and the District of Massachusetts, the FTC's administrative proceeding against the Company, and the lawsuit by the state of Texas against Warrick, all of which are described above. Each of these lawsuits is a shareholder derivative action that purports to assert claims on behalf of the Company, but as to which no demand was made on the Board of Directors and no decision has been made on whether the Company can or should pursue such claims. In August 2001, the plaintiffs in each of the New Jersey state court shareholder derivative actions moved to dismiss voluntarily the complaints in those actions, which motions were granted. The two shareholder derivative actions pending in the United States District Court for the District of New Jersey have been consolidated into one action, which is in its very early stages. This consolidated action is being coordinated for pre-trial purposes with the consolidated action described in the immediately preceding paragraph. On January 2, 2002, the Corporation received a demand letter dated December 26, 2001, from a law firm not involved in the derivative actions described above, on behalf of a shareholder who also is not involved in the derivative actions, demanding that the Board of Directors bring claims on behalf of the Company based on allegations substantially similar to those alleged in the derivative actions. On January 22, 2002, the Board of Directors adopted a board resolution establishing an Evaluation Committee, consisting of three directors, to investigate, review and analyze the facts and circumstances surrounding the allegations made in the demand letter and the consolidated amended derivative action complaint described above, but reserving to the full Board authority and discretion to exercise its business judgment in respect of the proper disposition of the demand. The Committee has engaged independent outside counsel to advise it.

The Company is a party to an arbitration commenced in July 2001 by Biogen, Inc. (Biogen) relating to, among other things, Biogen's claims that the Company owes U.S. alpha interferon royalty payments to Biogen for a period of time that the Company does not believe such royalties are owed, and to preempt future royalty disputes. Biogen's claims relate to the Company's sale of INTRON A and PEG-INTRON. A second arbitration was commenced by Biogen against the Company in August 2001 relating to Biogen's claim that the Company owed royalties on INTRON A provided without charge or at a reduced charge to indigent patients participating in SCHERING'S Commitment to Care program. In October 2001, ICN Pharmaceuticals, Inc. (ICN) also notified the Company of its intention to begin an alternative resolution dispute proceeding against the Company seeking the payment of royalties on REBETOL provided by the Company without charge or at a reduced charge to indigent patients participating in SCHERING'S COMMITMENT TO CARE program. The Company believes that Biogen's claims in both proceedings and ICN's claims are without merit and will defend itself vigorously. However, as with any arbitration or alternative dispute proceeding, there can be no assurance that the Company will prevail.

On August 9, 2001, the Prescription Access Litigation (PAL) project, a Boston-based group formed in 2001 to litigate against drug companies, issued a press release stating that PAL members filed a lawsuit in New Jersey state court against the Company. In December 2001, the Company was served with an amended complaint in the case. The suit, which PAL purports to be a class action, alleges, among other things, that the Company's direct-to-consumer advertising falsely depicts the benefits of CLARITIN in violation of the New Jersey Consumer Fraud Act. The Company believes that the claims are without merit and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

In December 2001, PAL filed a class action suit in Federal Court in Massachusetts against the Company. The complaint alleges that the Company conspired with other drug companies to defraud consumers by reporting fraudulently high AWPs for prescription medications covered by Medicare. The complaint seeks a declaratory judgment and unspecified damages, including treble damages. The Company believes that the claims are without merit and will defend itself vigorously. However, as with any litigation, there can be no assurance that the Company will prevail.

The Company received notice that, in August 2001, Geneva Pharmaceuticals Technology Corp. (Geneva Pharmaceuticals) and Three Rivers Pharmaceuticals, L.L.C. (Three Rivers) submitted separate ANDAs with the FDA seeking to market generic forms of 200 mg REBETOL (ribavirin) capsules in the United States before the expiration of the Company's patents covering ribavirin formulations. Geneva Pharmaceuticals and Three Rivers have asserted that they do not infringe the Company's REBETOL patents and/or the patents are invalid. The REBETOL patents are material to the Company's business. In September 2001 and October 2001, the Company filed suits in federal court seeking rulings that the ANDA submissions by Geneva Pharmaceuticals and Three Rivers, respectively, constitute infringement of the Company's patents and that the challenges to the Company's patents are without merit. The Company believes that it should prevail in the suits. However, as with any litigation, there can be no assurance that the Company will prevail.

The Company is a defendant in a number of purported nationwide or state class action lawsuits in which plaintiffs seek a refund of the purchase price of the phenylpropanolamine-containing cough/cold remedies, laxatives or recalled albuterol/VANCERIL inhalers they purchased. Other pharmaceutical manufacturers are co-defendants in some of these lawsuits. In general, plaintiffs claim that they would not have purchased these products had they known of certain medical risks attendant with their use or would only have purchased the products at a reduced price had they known these risks. All of these lawsuits are in the early stages of discovery; plaintiffs' theories for recovery have yet to be legally tested and the Courts have not yet agreed that these cases should go forward as class actions. A number of lawsuits have also been filed against the Company seeking recovery for personal injuries or death. In several of these lawsuits punitive damages are claimed. The Company believes that it should prevail in these suits. However, as with any litigation, there can be no assurance that the Company will prevail.

SEGMENT INFORMATION

Schering-Plough is a worldwide research-based pharmaceutical company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products. Discovery and development efforts target the field of human health. Occasionally, application in the field of animal health can result from these efforts. The Company views animal health applications as a means to maximize the return on investments in discovery and development. The Company operates primarily in the prescription pharmaceutical marketplace. However, where appropriate, the Company has sought regulatory approval to switch prescription products to over-the-counter (OTC) status as a means of extending a product's life cycle. In this way, the OTC marketplace is yet another means of maximizing the return on investments in discovery and development.

Net Sales by Major Therapeutic Category
	2001	2000	1999
Allergy & Respiratory	$4,217	$4,189	$3,850
Anti-infective & Anticancer	2,273	2,015	1,738
Cardiovasculars	623	746	673
Dermatologicals	593	680	682
Other Pharmaceuticals	663	716	775
Animal Health	694	720	672
Foot Care	323	348	332
OTC	196	202	209
Sun Care	220	199	185

Consolidated net sales	$9,802	$9,815	$9,116

Consolidated income before income taxes	$2,523	$3,188	$2,795

The Company has subsidiaries in more than 40 countries outside the United States. Sales outside the United States comprised 39 percent of consolidated net sales in 2001 and 36 percent in both 2000 and 1999. No single foreign country accounted for more than 5 percent of consolidated net sales during the past three years.

Net Sales by Geographic Area
	2001	2000	1999

United States	$6,001	$6,299	$5,794
Europe and Canada	2,428	2,204	2,138
Latin America	783	694	614
Pacific Area and Asia	590	618	570

Consolidated net sales	$9,802	$9,815	$9,116

Net sales are presented in the geographic area in which the Company's customers are located. During 2001, 2000 and 1999, 16 percent, 13 percent and 12 percent, respectively, of consolidated net sales were made to McKesson Corporation, a major pharmaceutical and health care products distributor. Also, during 2001, 2000 and 1999, 12 percent, 13 percent and 12 percent, respectively, of consolidated net sales were made to AmerisourceBergen Corporation, a major pharmaceutical and health care products distributor.

Long-lived Assets by Geographic Location
	2001	2000	1999

United States	$2,297	$2,123	$1,794
Ireland	420	384	358
Singapore	507	323	272
Puerto Rico	258	207	175
Other	684	656	533

Total	$4,166	$3,693	$3,132

Long-lived assets shown by geographic location are primarily property.

REPORT BY MANAGEMENT

Management is responsible for the preparation and the integrity of the accompanying consolidated financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States and require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. In management's opinion, the consolidated financial statements present fairly the Company's results of operations, financial position and cash flows. All financial information in this Annual Report is consistent with the financial statements.

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

The Company's independent auditors, Deloitte & Touche LLP, audit the annual consolidated financial statements as described in their report. They obtain an understanding of the Company's internal control system to enable them to plan their audit and determine audit procedures to be performed. In addition, the Company has an internal audit function that regularly performs audits using programs designed to test compliance with Company policies and procedures and to verify the adequacy of internal controls and other financial policies. The internal auditors' and independent auditors' recommendations concerning the Company's system of internal controls have been considered, and appropriate action has been taken with respect to those recommendations.

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

/S/ Richard Jay Kogan	/S/ Jack L. Wyszomierski	/S/ Thomas H. Kelly
Chairman of the Board,	Executive Vice President and	Vice President and
Chief Executive Officer and President	Chief Financial Officer	Controller

INDEPENDENT AUDITORS' REPORT

Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

/S/DELOITTE & TOUCHE LLP

Parsippany, New Jersey

February 15, 2002

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

QUARTERLY DATA (UNAUDITED)
Three Months Ended	March 31		June 30		September 30		December 31
(Dollars in millions, except per share figures)	2001	2000	2001	2000	2001	2000	2001	2000
Net sales	$2,319	$2,389	$2,630	$2,626	$2,382	$2,383	$2,471	$2,418
Cost of sales	470	457	535	489	486	468	588	489
Gross profit	1,849	1,932	2,095	2,137	1,896	1,915	1,883	1,929
Selling, general and
administrative	852	841	967	977	835	828	830	840
Research and development	289	290	334	345	310	340	378	358
Other (income) expense, net*	(25)	(25)	(29)	(19)	(30)	(30)	489	(20)
Income before income taxes	733	826	823	834	781	777	186	751
Income taxes	169	198	189	200	180	186	43	180
Net income	$ 564	$ 628	$ 634	$ 634	$ 601	$ 591	$143	$ 571
Diluted earnings per
common share	$ .38	$ .42	$ .43	$ .43	$ .41	$ .40	$ .10	$ .39
Basic earnings per
common share	.39	.43	.43	.43	.41	.40	.10	.39
Dividends per
common share	.14	.125	.16	.14	.16	.14	.16	.14
Common share prices:
High	54.25	48.00	43.76	50.50	39.85	51.38	39.12	59.13
Low	34.20	30.50	35.10	38.44	32.65	39.06	34.00	45.75
Average shares outstanding
for diluted EPS (in millions)	1,472	1,479	1,470	1,476	1,470	1,474	1,470	1,474
Average shares outstanding
for basic EPS (in millions)	1,463	1,468	1,463	1,464	1,464	1,463	1,464	1,462

* Other (income) expense, net includes a one-time provision of $500 in the fourth quarter of 2001 for a payment to the federal government under a consent decree. See Notes to Consolidated Financial Statements for additional information.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of December 31, 2001, was 47,900.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

SIX-YEAR SELECTED FINANCIAL & STATISTICAL DATA
(Dollars in millions, except per share figures)	2001	2000	1999	1998	1997	1996
Operating Results
Net sales	$9,802	$9,815	$9,116	$8,027	$6,745	$5,627
Income before income taxes	2,523	3,188	2,795	2,326	1,913	1,606
Net income	1,943	2,423	2,110	1,756	1,444	1,213
Diluted earnings per common share	1.32	1.64	1.42	1.18	.97	.82
Basic earnings per common share	1.33	1.65	1.44	1.20	.98	.82

Investments
Research and development	$1,312	$1,333	$1,191	$1,007	$847	$723
Capital expenditures	759	763	543	389	405	336

Financial Condition
Property, net	$3,814	$3,362	$2,939	$2,675	$2,526	$2,246
Total assets	12,174	10,805	9,375	7,840	6,507	5,398
Long-term debt	112	109	6	4	46	46
Shareholders' equity	7,125	6,119	5,165	4,002	2,821	2,060
Net book value per common share	4.86	4.18	3.51	2.72	1.93	1.41

Financial Statistics
Net income as a percent of sales	19.8%	24.7%	23.1%	21.9%	21.4%	21.6%
Return on average shareholders' equity	29.3%	42.9%	46.0%	51.5%	59.2%	65.9%
Effective tax rate	23.0%	24.0%	24.5%	24.5%	24.5%	24.5%

Other Data
Cash dividends per common share	$ .62	$.545	$.485	$.425	$.368	$ .32
Cash dividends on common shares	911	802	716	627	542	474
Depreciation and amortization	320	299	264	238	200	173
Number of employees	29,800	28,100	26,500	25,100	22,700	20,600
Average shares outstanding for diluted
earnings per common share (in millions)	1,470	1,476	1,486	1,488	1,480	1,487
Average shares outstanding for basic
earnings per common share (in millions)	1,463	1,465	1,470	1,468	1,464	1,471
Common shares outstanding at year-end (in millions)	1,465	1,463	1,472	1,472	1,465	1,461