Form 10-K, Exhibit 13
period 2002-12-31
SCHERING PLOUGH CORP
filed 2003-03-10
CIK 310158

Exhibit 13

MANAGEMENT'S DISCUSSION AND ANALYSIS OF OPERATIONS AND FINANCIAL CONDITION

NET SALES

Consolidated net sales in 2002 totaled $10.2 billion, an increase of $418 million or 4 percent versus 2001, reflecting price increases of 3 percent and favorable foreign exchange of 1 percent. Sales volume was unchanged versus 2001. Net sales in the United States decreased 4 percent versus 2001 and advanced 17 percent internationally. Excluding exchange, international sales increased 15 percent.

Consolidated 2001 net sales of $9.8 billion were essentially flat versus 2000, reflecting volume declines of 2 percent and unfavorable foreign exchange of 2 percent, offset by price increases of 4 percent.

Net sales by major therapeutic category for the years ended December 31, 2002, 2001 and 2000 were as follows:

(Dollars in millions)
				% Increase (Decrease)
	2002	2001	2000	2002/2001	2001/2000

Allergy & Respiratory	$3,304	$4,217	$4,189	(22)%	1%
Anti-infective & Anticancer	3,733	2,273	2,015	64	13
Cardiovasculars	433	623	746	(30)	(17)
Dermatologicals	511	593	680	(14)	(13)
Other Pharmaceuticals	764	656	710	16	(8)
Animal Health	677	694	720	(2)	(4)
Foot Care	290	310	336	(6)	(8)
Over-the-Counter (OTC)	275	188	193	46	(2)
Sun Care	193	208	186	(7)	11
Consolidated net sales	$10,180	$9,762	$9,775	4%	-

Certain amounts in prior periods have been reclassified from selling, general and administrative expenses to net sales to comply with EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products."

Worldwide net sales of allergy and respiratory products decreased 22 percent in 2002 and increased 1 percent in 2001. This category of sales was negatively impacted by the switch in the United States of the CLARITIN family of nonsedating antihistamines to OTC status. On November 27, 2002, the Company announced that the U.S. Food and Drug Administration (FDA) had approved all five formulations of CLARITIN at the original prescription strengths as OTC medicines for the treatment of allergies. The Company began shipping OTC CLARITIN in December 2002. As a result of the switch to OTC status, inventories of the prescription form of CLARITIN held by U.S. wholesalers, chain and retail pharmacies (the "trade") were reduced. In addition, the Company has determined that it is not practical to accurately project with reliable certainty the extent to which product shipped to the trade will translate to prescriptions filled and, therefore, has decided to fully reserve for any U.S. prescription CLARITIN trade inventory existing at year-end 2002. Future revenue recognition from sales of the prescription form of CLARITIN in the United States will be deferred until such time as the product is used to fill patient prescriptions. This is being done because reliable estimates of sales returns can no longer be made at the time of shipment. As a result of the switch to OTC status, as well as the conversion of CLARITIN users to CLARINEX, the Company's next-generation, nonsedating antihistamine, coupled with lower prescription demand, worldwide sales of prescription CLARITIN were $1.8 billion in 2002, compared with $3.2 billion in 2001 and $3.0 billion in 2000.

Worldwide sales of CLARINEX for the treatment of seasonal outdoor allergies and year-round indoor allergies were $598 million in 2002. CLARINEX was launched in the United States in January 2002.

Sales of NASONEX, a once-daily corticosteroid nasal spray for allergies, were $523 million, essentially flat versus 2001, due to market share declines in the United States, tempered by market share gains in international markets. Sales of NASONEX increased in 2001, due to increases in market share in the United States and in international markets, coupled with continued share conversion from VANCENASE in the United States. Sales of PROVENTIL, including generic and other albuterol products for asthma, declined $102 million or 44 percent in 2002 due to continued generic competition.

Net sales of worldwide anti-infective and anticancer products rose 64 percent compared with 2001. Worldwide sales of the INTRON franchise totaled $2.7 billion in 2002, an increase of 89 percent. The INTRON franchise consists of INTRON A, PEG-INTRON and REBETOL. The higher INTRON franchise sales were due to the October 2001 market introduction of PEG-INTRON in combination with REBETOL for hepatitis C in the United States, as well as the continued rollout of this combination therapy in European markets. Also contributing to the sales growth was the December 2001 launch of REBETOL in combination with INTRON A in Japan. Sales in the anti-infective and anticancer category also benefited from higher international sales of REMICADE, marketed for Crohn's disease and rheumatoid arthritis, and worldwide sales of TEMODAR, a chemotherapy agent for treating certain types of brain tumors. Sales of REMICADE were up $171 million to $337 million, and sales of TEMODAR rose $98 million or 54 percent to $278 million, reflecting increased market penetration. In 2001, worldwide net sales of anti-infective and anticancer products increased 13 percent, led by worldwide sales of the INTRON franchise and higher utilization of both REMICADE and TEMODAR. This increase was moderated by lower sales of EULEXIN, a prostate cancer therapy, due to generic and branded competition.

Worldwide net sales of cardiovascular products decreased 30 percent in 2002. Sales of K-DUR, a sustained-release potassium chloride supplement, decreased $200 million or 92 percent due to continued generic competition. Partially offsetting this decline were higher sales of INTEGRILIN, a platelet receptor glycoprotein IIb/IIIa inhibitor for the treatment of patients with acute coronary syndromes, which increased $73 million or 32 percent, due to increased patient utilization and increased market penetration. In 2001, worldwide net sales of cardiovascular products decreased 17 percent, led by lower sales of K-DUR and IMDUR, an oral nitrate for angina, due to generic competition, tempered by higher sales of INTEGRILIN.

Dermatological products' worldwide net sales decreased 14 percent in 2002 versus the prior year. The decrease was primarily due to manufacturing issues as described in "Additional Factors Influencing Operations" below, coupled with generic competition for LOTRISONE, a topical antifungal/anti-inflammatory. Sales in this category decreased 13 percent in 2001 versus 2000 due to lower sales of LOTRISONE, which decreased $105 million or 55 percent, primarily due to generic competition.

Worldwide sales of animal health products decreased 2 percent in 2002 due to challenging global market conditions and manufacturing issues described in "Additional Factors Influencing Operations" below. Sales of animal health products decreased 4 percent in 2001 due to manufacturing issues, coupled with the impact of bovine spongiform encephalopathy (BSE or Mad Cow disease) and foot and mouth disease (FMD) in Europe.

Foot care product sales decreased 6 percent in 2002 and 8 percent in 2001, mainly due to increasing competition, tempered by the February 2002 launch of LOTRIMIN ULTRA, a topical antifungal.

OTC product sales increased 46 percent in 2002 due to the launch and initial stock-in of OTC CLARITIN in December 2002, tempered by manufacturing issues for other OTC products. OTC CLARITIN sales totaled $105 million in 2002. OTC product sales declined 2 percent in 2001, mainly due to manufacturing issues, described in "Additional Factors Influencing Operations" below.

Sun care sales decreased 7 percent in 2002 due to lower sales of BAIN DE SOLEIL products. Sales of sun care products increased 11 percent in 2001 due to the success of sunless tanning products in the United States and higher sales in Japan.

SUMMARY OF COSTS AND EXPENSES:

(Dollars in millions)
				% Increase (Decrease)
	2002	2001	2000	2002/2001	2001/2000

Cost of sales	$2,505	$2,078	$1,902	21%	9%
% of net sales	24.6%	21.3%	19.5%

Selling, general and administrative	$3,681	$3,444	$3,445	7%	-
% of net sales	36.2%	35.3%	35.2%

Research and development	$1,425	$1,312	$1,333	9%	(2%)
% of net sales	14.0%	13.4%	13.6%

Other (income) expense, net	$6	$ 405	$ (93)	(99%)	N/M
% of net sales	0.1%	4.1%	(.9%)

N/M - Not a meaningful percentage.

Certain amounts in prior periods have been reclassified from selling, general and administrative expenses to net sales to comply with EITF Issue No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products."

Cost of sales as a percentage of net sales in 2002 increased over 2001, primarily due to a shift in sales towards products on which royalties are paid and higher costs associated with manufacturing issues, described in "Additional Factors Influencing Operations" below. Cost of sales as a percentage of net sales in 2001 increased over 2000, due to costs associated with manufacturing issues.

Selling, general and administrative expenses as a percentage of net sales in 2002 increased over 2001, primarily due to increased spending to support the continued rollout of new and recently introduced products in international markets. Also contributing to the increase were pre-marketing expenses related to the launch of ZETIA, the first in a new class of cholesterol-lowering agents that inhibits the intestinal absorption of cholesterol. Selling, general and administrative expenses in 2001 were unchanged as a percentage of net sales, as lower promotional spending was tempered by the impact of international field force expansions.

Research and development spending increased 9 percent to $1.4 billion, representing 14.0 percent of net sales in 2002. Research and development expenses decreased 2 percent to $1.3 billion and represented 13.4 percent of net sales in 2001. The changes in spending in both years reflect the timing of the Company's funding of both internal research efforts and research collaborations with various partners to discover and develop a steady flow of innovative products.

In 2002, Other (income) expense, net included a $150 million provision to increase litigation reserves. For additional information, see the "Legal, Environmental and Regulatory Matters" footnote included in the financial statements to this report. Also included in 2002 was $80 million of income related to the sale of the Company's U.S. marketing rights for SUBOXONE and SUBUTEX sublingual tablets for the treatment of opioid dependence back to Reckitt Benckiser plc. The Company will maintain exclusive international distribution rights (excluding Japan, South Korea, Australia, New Zealand and some countries in the Far East) to these products. Other (income) expense, net in 2001 included a $500 million provision for the consent decree payments related to manufacturing issues described in "Additional Factors Influencing Operations" below.

INCOME BEFORE INCOME TAXES

Income before income taxes totaled $2.6 billion, $2.5 billion and $3.2 billion in 2002, 2001 and 2000, respectively. However, 2002 included a $150 million pre-tax provision to increase litigation reserves, and 2001 included a $500 million pre-tax provision for the consent decree payments. Excluding these items, income before income taxes declined 10 percent in 2002 and 5 percent in 2001. The Company advises that the trend in earnings should be viewed with and without these provisions.

INCOME TAXES

The Company's effective tax rate was 23.0 percent for 2002 and 2001, and 24.0 percent for 2000. The effective tax rate for each period was lower than the U.S. statutory income tax rate, principally due to tax incentives in certain jurisdictions where manufacturing facilities are located. For additional information, see the "Income Taxes" footnote in the Notes to Consolidated Financial Statements.

NET INCOME

Net income totaled $2.0 billion, $1.9 billion and $2.4 billion in 2002, 2001 and 2000, respectively. Excluding the $150 million pre-tax provision in 2002 to increase litigation reserves and the $500 million pre-tax provision for the consent decree payments in 2001, net income declined 10 percent in 2002 and 4 percent in 2001. The Company advises that the trend in earnings should be viewed with and without these provisions.

EARNINGS PER COMMON SHARE

Diluted earnings per common share were $1.34, $1.32 and $1.64 in 2002, 2001 and 2000, respectively. However, 2002 earnings per common share included a $150 million pre-tax provision to increase litigation reserves. Earnings per common share in 2001 included a $500 million pre-tax provision for the consent decree payments. Excluding these provisions, diluted earnings per common share decreased 10 percent in 2002 and 4 percent in 2001. The weakening of the U.S. dollar against the euro increased growth in earnings per common share in 2002, while the strengthening of the U.S. dollar against most foreign currencies decreased growth in earnings per common share in 2001. Excluding the impact of exchange rate fluctuations and excluding the two aforementioned provisions, diluted earnings per common share decreased 11 percent in 2002 and 1 percent in 2001. The Company advises that the trend in earnings should be viewed with and without the aforementioned provisions and the impact of year-to-year changes in foreign exchange rates.

ENVIRONMENTAL MATTERS

The Company has responsibilities for environmental cleanup under various state, local and federal laws, including the Comprehensive Environmental Response, Compensation and Liability Act, commonly known as Superfund. Environmental expenditures have not had and, based on information currently available, are not anticipated to have a material impact on the Company. For additional information, see the "Legal, Environmental and Regulatory Matters" footnote in the Notes to Consolidated Financial Statements.

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

Since the Company is unable to predict the final form and timing of any future domestic or international governmental or other health care initiatives, their effect on operations and cash flows cannot be reasonably estimated. Similarly, the effect on operations and cash flows of decisions of government entities, managed care groups and other groups concerning formularies and pharmaceutical reimbursement policies cannot be reasonably estimated.

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

As noted in the "Legal, Environmental and Regulatory Matters" footnote included in the financial statements to this report, the Company has sued drug manufacturers that are marketing or seeking to market certain forms of generic loratadine prior to the expiration of the Company's compound patent for desloratadine. In each case, the Company has filed suit in federal court seeking a ruling that the applicable Abbreviated New Drug Application (ANDA) or "paper" New Drug Application submission and proposed marketing of a generic prescription or OTC product constitute infringement of the Company's patents and that the challenge to the patents is without merit. The compound patent for loratadine expired on June 19, 2002, and U.S. market exclusivity for CLARITIN expired on December 19, 2002. A patent covering the compound desloratadine, formulations thereof, and methods of treatment with desloratadine as it relates to CLARITIN is set to expire on April 21, 2004. Six months' U.S. market exclusivity would attach to the end of the desloratadine patent as it relates to CLARITIN and would expire October 21, 2004. This six-month period of exclusivity was granted because the Company conducted pediatric clinical trials at the request of the FDA. On August 8, 2002, a federal district court in New Jersey ruled on motions for summary judgment, finding that certain of the desloratadine compound patent claims, which the Company believes protect CLARITIN, were anticipated by a prior patent and thus invalid. On September 18, 2002, the district court denied a request for reconsideration. The Company has appealed the rulings. The Company anticipates that the appeal will be decided in the second half of 2003 or early 2004. With these rulings, actions against the defendants for infringement of the desloratadine compound patent will not proceed unless the Company's appeal is successful. The Company has also asserted that ANDAs filed by two manufacturers for generic versions of CLARITIN-D 24 Hour infringe the Company's patent covering CLARITIN-D 24 Hour. This issue has not yet been resolved by the district court.

On November 27, 2002, the Company announced that all five formulations of the CLARITIN brand of non-drowsy allergy products had been approved at their original prescription strengths by the FDA as OTC medicines for the treatment of allergies. The Company also has been informed by the FDA that the New Drug Applications (NDAs) for these CLARITIN formulations, as well as for all indications (allergies and hives), will be transferred from the FDA's Pulmonary Division Office of Drug Evaluation II to the Division of Over-the-Counter Drug Products Office of Drug Evaluation V. The Company launched OTC CLARITIN in the United States in December 2002. Also in December 2002, a competing OTC loratadine product was launched in the United States.

The Company continues to market CLARINEX (desloratadine) 5 mg tablets for the treatment of allergic rhinitis, which combines the indication of seasonal allergic rhinitis with the indication of perennial allergic rhinitis, as well as the treatment of chronic idiopathic urticaria, or hives of unknown cause. The ability of the Company to capture and maintain market share for CLARINEX and OTC CLARITIN in the U.S. market will depend on a number of factors, including: additional entrants in the market for allergy treatments; clinical differentiation of CLARINEX from other allergy treatments and the perception of the extent of such differentiation in the marketplace; the pricing differentials among OTC CLARITIN, CLARINEX, other allergy treatments and generic OTC loratadine; the erosion rate of OTC CLARITIN and CLARINEX sales upon the entry of additional generic OTC loratadine products; and whether or not one or both of the other branded second-generation antihistamines are switched from prescription to OTC status.

The switch of CLARITIN to OTC status has resulted in a rapid, sharp and material decline in CLARITIN sales in the United States. U.S. sales of CLARITIN products were $1.4 billion and $2.7 billion in 2002 and 2001, respectively, or 14 percent and 28 percent, respectively, of the Company's consolidated worldwide sales for those years. Sales of CLARINEX in the United States and abroad could also be materially adversely affected by the presence of generic OTC loratadine or OTC CLARITIN in the market given the anticipated contraction of the prescription antihistamine market. In light of the factors described above, management believes that the Company's December 2002 introduction of OTC CLARITIN, as well as the introduction of a competing OTC loratadine product in December 2002 and additional entrants of generic OTC loratadine products in the market, will likely have a rapid, sharp and material adverse effect on the Company's results of operations for an indeterminate period of time.

As disclosed in filings with the U.S. Securities and Exchange Commission (SEC) and as noted in the "Legal, Environmental and Regulatory Matters" footnote included in the financial statements to this report, three drug manufacturers have submitted ANDAs to the FDA seeking to market generic forms of REBETOL (ribavirin) Capsules in the United States before the expiration of the Company's patents covering ribavirin formulations. The Company has sued those manufacturers in federal court for infringement. In February 2003, the Company entered into a licensing agreement with Three Rivers Pharmaceuticals, L.L.C. (Three Rivers) that will settle all patent litigation between the Company and Three Rivers. The settlement does not affect Three Rivers' reported patent litigation with Ribapharm, Inc. relating to ribavirin patents. The agreement is subject to the dismissal of the relevant lawsuits in court. The patent litigation with the other two manufacturers has been temporarily stayed while the parties seek to reach a settlement. Generic forms of ribavirin could enter the U.S. market in 2003, assuming FDA's approval of a generic ribavirin. The REBETOL patents are material to the Company's business. U.S. sales of REBETOL in 2002 were $865 million.

PEG-INTRON and REBETOL combination therapy for hepatitis C contributed substantially to sales in 2002. During the fourth quarter of 2002, a competing pegylated interferon-based combination product, including a brand of ribavirin, received regulatory approval in most major markets, including the United States. Management believes that the ability of PEG-INTRON and REBETOL combination therapy to maintain market share will be adversely affected by the introduction of a competing product.

In October 2002, Merck/Schering-Plough Pharmaceuticals announced that the FDA approved ZETIA (ezetimibe) 10 mg for use either by itself or together with statins for the treatment of elevated cholesterol levels. Ezetimibe also received marketing approval in October in Germany. The approval of ezetimibe in Germany represents the first step in seeking marketing approval throughout the European Union under its mutual recognition procedure. Ezetimibe is marketed as EZETROL in Germany. The Merck/Schering-Plough partnership is also pursuing the development and marketing of a once-daily tablet combining ezetimibe with simvastatin (Zocor), Merck's cholesterol-modifying medicine.

Uncertainties inherent in government regulatory approval processes, including, among other things, delays in approval of new products, formulations or indications, may also affect the Company's operations. The effect of regulatory approval processes on operations cannot be predicted.

The Company is subject to the jurisdiction of various national, state and local regulatory agencies and is therefore subject to potential administrative actions. Of particular importance is the FDA in the United States. It has jurisdiction over all the Company's businesses and administers requirements covering the testing, safety, effectiveness, approval, manufacturing, labeling and marketing of the Company's products. From time to time, agencies, including the FDA, may require the Company to address various manufacturing, advertising, labeling or other regulatory issues, such as those noted below relating to the Company's current manufacturing issues. Failure to comply with governmental regulations can result in delays in the release of products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, discontinuance of products, fines and other civil or criminal sanctions. Any such result could have a material adverse effect on the Company's financial position and its results of operations. Additional information regarding government regulation and cautionary factors that may affect future results is provided in Part I, Item I, "Business," in the Company's annual report on Form 10-K for the fiscal year ended December 31, 2002, which will be filed with the SEC in March 2003.

As noted in the "Consent Decree" footnote included in the financial statements to this report, on May 17, 2002, the Company announced that it reached an agreement with the FDA for a consent decree to resolve issues involving the Company's compliance with current Good Manufacturing Practices at certain manufacturing facilities in New Jersey and Puerto Rico. The U.S. District Court for the District of New Jersey approved and entered the consent decree on May 20, 2002.

Under terms of the consent decree, the Company will pay a total of $500 million to the U.S. government in two equal installments of $250 million; the first installment was paid in May 2002 and the second installment will be paid in the second quarter of 2003. As previously reported, the Company accrued a $500 million provision for this consent decree in the fourth quarter of 2001. In the event that certain actions agreed upon in the consent decree are not satisfactorily completed on time, the FDA may assess payments of $15,000 per business day for each deadline missed. These payments may not exceed $25 million for 2002, and $50 million for each of the years 2003, 2004 and 2005. These payments are subject to an overall cap of $175 million through 2005. The Company is scheduled to complete its revalidation plans by December 31, 2005. In general, in addition to the payments described above, if a product scheduled for revalidation and certification under the consent decree is not certified within six months of its scheduled date, the Company must cease production of that product until certification is obtained. If a product scheduled for revalidation and certification has not been certified as having been validated by the last date on the validation schedule (currently December 31, 2005, for finished drugs and September 30, 2005, for bulk active pharmaceutical ingredients), the FDA may assess a payment of 24.6 percent of the net domestic sales of the uncertified product until the validation is certified. The Company would expense any such payments if and when incurred.

In addition, the failure to meet the terms of the consent decree could result in delays in approval of new products, seizure or recall of products, suspension or revocation of the authority necessary for the production and sale of products, fines and other civil or criminal sanctions.

Under certain circumstances, the Company may deem it advisable to initiate product recalls. In 2001 and 2002, the Company initiated voluntary recalls of batches of several human and animal health products. The cost of the recalls did not have a significant impact on the financial results of the Company.

As described more specifically in the "Legal, Environmental and Regulatory Matters" footnote included in the financial statements to this report, to which the reader of this report is directed, the pricing, marketing programs and arrangements, and related business practices of the Company and other participants in the health care industry are under increasing scrutiny from federal and state regulatory, investigative, prosecutorial and administrative entities. These entities include the Department of Justice and its U.S. Attorney's Offices, the Office of Inspector General of the Department of Health and Human Services, the FDA, the Federal Trade Commission (FTC) and various state Attorneys General offices. Many of the health care laws under which certain of these governmental entities operate, including the federal and state "anti-kickback" statutes and statutory and common law "false claims" laws, have been construed broadly by the courts and permit the government entities to exercise significant discretion. In the event that any of those governmental entities believes that wrongdoing has occurred, one or more of them could institute civil or criminal proceedings, which, if instituted and resolved unfavorably, could subject the Company to substantial fines, penalties and injunctive or administrative remedies, including exclusion from government reimbursement programs, and the Company cannot predict whether any investigations will affect its marketing practices or sales. Any such result could have a material adverse effect on the Company, its financial condition or its results of operations.

CRITICAL ACCOUNTING POLICIES

The following accounting policies are considered significant because changes to certain judgments and assumptions inherent in these policies could affect the Company's financial statements:

- Accrual of rebates on sales of pharmaceuticals in the United States;

  Provision for income taxes for undistributed foreign earnings;

- Impairment of intangible assets; and

- Accounting for legal and regulatory matters.

Pharmaceutical products are sold to direct purchasers (e.g., wholesalers, retailers and certain health maintenance organizations), and the Company invoices those entities when the products are shipped. In addition, the Company has commercial rebate and discount arrangements with certain indirect purchasers and other market participants (e.g., managed care organizations that indemnify beneficiaries of health plans for their pharmaceutical costs and pharmacy benefit managers) based upon the purchase or utilization of Company products. The Company also has governmental rebate obligations under certain federal and state programs. For purposes of revenue recognition, the Company at the end of each quarter estimates the applicable commercial and governmental rebates that will be paid for products sold during the quarter and nets those estimated amounts from the total direct sales. These rebates are estimated based on terms, historical experience, trend analysis and projected market conditions in the various markets served. In the case of the governmental rebate programs, the Company's payments involve interpretations of relevant statutes and regulations. These interpretations are subject to challenges and changes in interpretive guidance by governmental authorities. The result of such a challenge or change could affect whether the estimated governmental rebate amounts are ultimately sufficient to satisfy the Company's obligations. Additional information on governmental inquiries focused in part on the calculation of rebates is contained in the "Legal, Environmental and Regulatory Matters" footnote in the Notes to Consolidated Financial Statements of this report. In addition, it is possible that, as a result of governmental challenges or changes in interpretive guidance, actual rebates could materially exceed amounts accrued.

As of December 31, 2002, taxes have not been provided on approximately $9.4 billion of undistributed earnings of foreign subsidiaries. Management has determined that the assets associated with these earnings have been permanently reinvested in the Company's overseas operations. If future events require that certain assets associated with these earnings be repatriated to the United States, it is likely that additional tax provisions would be required. Any such events are unforeseen at this time. Due to complexities in tax laws and the assumptions that would have to be made, it is not practicable to estimate what such a provision would be.

Intangible assets representing the capitalized costs of purchased goodwill, patents, licenses and other forms of intellectual property totaled $661 million at December 31, 2002. The value of these assets is subject to continuing scientific, medical and marketplace uncertainty. For example, if a marketed pharmaceutical product were to be withdrawn from the market for safety reasons or if marketing of a product could only occur with pronounced warnings, amounts capitalized for such a product may need to be reduced due to impairment. Events giving rise to impairment are an inherent risk in the pharmaceutical industry and cannot be predicted. Management regularly reviews intangible assets for possible impairment.

Management judgments and estimates are also required in the accounting for legal and regulatory matters. See "Legal, Environmental and Regulatory Matters" footnote in the Notes to Consolidated Financial Statements.

LIQUIDITY AND FINANCIAL RESOURCES

A combination of cash from operations and borrowings represents the primary sources of funds to finance working capital, capital expenditures and shareholder dividends. The Company's liquidity and financial resources continued to be sufficient to meet its operating needs.

Cash provided by operating activities totaled $1,980 million in 2002, $2,512 million in 2001 and $2,511 million in 2000. The decrease in cash provided by operating activities in 2002 versus 2001 was due to the payment of the first $250 million installment under the terms of the consent decree as described in "Additional Factors Influencing Operations" above; an increase in inventories resulting from the growth of the Company's international business; and lower operating income in the United States. The Company has experienced a trend of increasing accounts receivable due to the growth of its international business, where payment terms are generally longer than in the United States. The Company does not believe that the trend in international receivables will adversely affect its results of operations or liquidity. In 2002, however, the growth in international accounts receivable was offset by a decline in U.S. receivables.

Capital expenditures amounted to $770 million in 2002, $759 million in 2001 and $763 million in 2000. It is expected that capital expenditures will exceed $775 million in 2003. Commitments for future capital expenditures totaled $177 million at December 31, 2002.

Cash flow related to financing activities included dividend payments, changes in borrowings and equity proceeds related to option exercises. In February 2000, the Board of Directors authorized the repurchase of $1.5 billion of the Company's common shares. This program was approximately 36 percent complete when the Company suspended its repurchase activity in the first quarter of 2001. Common shares repurchased in 2001 were 0.7 million shares for $34 million. In 2000, 19.8 million shares were repurchased at a cost of $855 million. Dividend payments of $983 million were made in 2002, compared with $911 million in 2001 and $802 million in 2000. Dividends per common share were $0.67 in 2002, up from $0.62 in 2001 and $0.545 in 2000.

Cash and cash equivalents totaled $3,521 million, $2,716 million and $2,397 million at December 31, 2002, 2001 and 2000, respectively. In addition, the Company had short-term investments of $481 million at December 31, 2002, representing time deposits with maturities of five months or less. Short-term borrowings and current portion of long-term debt totaled $1,423 million at year-end 2002, $565 million in 2001 and $994 million in 2000.

At December 31, 2002, cash and cash equivalents plus the short-term investments exceeded total short-term borrowings and long-term debt by $2,558 million. During 2003, management expects this excess to decline due to an expected reduction in cash flow from U.S. operations, requiring additional borrowings to fund working capital, capital expenditures and dividends. Cash flow from operations in 2003 is expected to decline primarily due to the decrease in earnings attributable to the loss of marketing exclusivity for the CLARITIN family of products in the United States. Also, the remaining $250 million installment due under the consent decree will be paid in 2003.

Approximately 90 percent of short-term borrowings is owed by wholly owned U.S.-based subsidiaries of the Company. Substantially all cash and cash equivalents and short-term investments are held by wholly owned foreign-based subsidiaries. If the funds of these foreign-based subsidiaries were to be used for U.S. cash flow needs, additional U.S. income taxes would likely be owed. Presently, management does not expect to draw upon the funds held by its foreign-based subsidiaries to fund U.S. operations. Management believes that any U.S. cash flow needs for operations can be funded by a combination of U.S. cash flow from operations and additional U.S. borrowings.

Payments due by period under long-term debt, other financing instruments and commitments at December 31, 2002, are as follows:

(Dollars In millions)
	Total	Within 1 year	Within 2 to 3 years	Within 4 to 5 years	After 5 years
Long-term debt, net of current portion	$ 21	$ -	$ 12	$ 5	$ 4
Other financing instruments	241	-	-	-	241
Consent decree payment	250	250	-	-	-
Operating lease commitments	254	64	90	64	36
Capital expenditure commitments	177	177	-	-	-
Total	$ 943	$ 491	$ 102	$ 69	$ 281

In February 2003, the Company filed a shelf registration with the SEC that will enable the Company to issue up to $2 billion of long-term unsecured debt securities. This registration statement has been filed with the SEC but has not yet become effective. The Company intends to use net proceeds from the sale of the securities for general corporate purposes, including the refinancing of short-term debt.

The Company has two committed, unsecured revolving credit facilities from a syndicate of financial institutions. Under one facility, up to $500 million can be drawn down through May 2003, with repayment due by May 2004. Under a second multi-currency facility, an additional $500 million can be drawn down through the maturity date of May 2006. As of December 31, 2002, no funds were drawn down under these facilities.

On January 15, 2003, Standard & Poor's issued a statement affirming the Company's corporate credit and preliminary senior unsecured debt ratings of "AA-" as well as the short-term rating of "A-1+" while maintaining its negative outlook. On January 17, 2003, Moody's Investors Service (Moody's) downgraded the prospective rating of the Company for senior unsecured debt under its shelf registration to "A1" from "Aa2" and stated that the rating outlook is stable. At the same time, Moody's confirmed the Company's "Prime-1" short-term rating.

OFF-BALANCE-SHEET FINANCING

Following is a discussion of the cash management strategies employed by the Company:

Certain of the Company's consolidated subsidiaries manufacture pharmaceutical ingredients at facilities located in low-tax jurisdictions ("manufacturing subsidiaries"). These manufacturing subsidiaries sell the pharmaceutical ingredients to other consolidated subsidiaries for further manufacturing and final sale to customers. Intercompany sales of products among the subsidiaries are eliminated in the preparation of the consolidated financial statements.

To balance the cash requirements of all its subsidiaries, the Company employs a number of strategies, the most common of which are short- and long-term intercompany financing between consolidated subsidiaries and third-party financing directly to a subsidiary. Any such third-party financing typically is guaranteed by the Company, and this third-party financing is reported as debt in the consolidated balance sheet of the Company. The Company has not engaged in any off-balance-sheet financing involving unconsolidated entities.

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

These interest rate swap contracts permit the foreign-based subsidiary to prepay a portion of its future swap obligation to the bank and for the bank to prepay an identical portion of its future swap obligation to the U.S. subsidiary. Interest is paid on the prepaid balances by both parties at market rates. These interest rates are reset annually based upon LIBOR, and the prepayments are repayable by the U.S. subsidiary and the bank over 15 years beginning in 2007. As of December 31, 2002, the foreign-based subsidiary had prepaid $1.4 billion of its future obligation to the bank and the bank had prepaid $1.4 billion of its future obligation to the U.S. subsidiary. In addition, through November 2007, the foreign-based subsidiary has the right to withdraw amounts it has prepaid to the bank. The bank, however, does not have a corresponding right of withdrawal.

These interest rate swap contracts are accounted for as derivative instruments under Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting for Derivative Instruments and Hedging Activities," as interpreted by Derivatives Implementation Group (DIG) Issue No. A9, "Definition of a Derivative: Prepaid Interest Rate Swaps." The prepaid amounts have been netted in the preparation of the consolidated balance sheet in accordance with Financial Accounting Standards Board (FASB) Interpretation No. 39, "Offsetting of Amounts Related to Certain Contracts." The FASB is considering amending Statement 133 to require separation of the financing portion of a derivative forward contract and to account for the financing portion as an asset or liability. If this conclusion becomes final, the Company may be precluded from reporting these contracts on a net basis. As a result, the Company could be required to report its prepayment to the bank as a long-term investment and to report the bank's prepayment as long-term debt.

Management does not believe that the potential change in financial reporting for prepaid swaps would have a material impact on the Company's liquidity or financial resources. The change in financial reporting would result in the addition to the balance sheet of a long-term investment and long-term debt in equal amounts.

Further, these interest rate swap contracts contain two different credit rating downgrade triggers allowing the bank to elect early termination. One trigger provides for early termination if at any time during the life of the contract the Company fails to maintain a long-term debt rating of at least "A2" by Moody's or "A" by Standard & Poor's. This trigger provides the Company with a 36-month period in which to restore its credit rating before early termination can occur. The second trigger is effective only on the 10th anniversary of the transaction (November 17, 2007). It provides for early termination if on November 17, 2007, either Moody's or Standard & Poor's has lowered its credit ratings below the levels mentioned above. Instead of providing a period of time in which to restore the credit rating, this second trigger permits the bank on November 17, 2007, to give a 12-month notice of its intent to terminate the contracts.

Early termination under either credit rating trigger requires repayment of all prepaid amounts. The repayment must occur in the original tax jurisdiction in which the prepaid amounts were made. Early termination would require the Company's U.S. subsidiary to repay $1.4 billion to the bank and the bank to repay $1.4 billion to the Company's foreign-based subsidiary.

The impact of early termination on liquidity and financial resources depends on the manner and extent to which the Company decides to finance its U.S. repayment obligation. The Company could finance its entire obligation by obtaining short- or long-term financing in the United States. If this were the case, cash and cash equivalents would increase by $1.4 billion as a result of the bank's repayment to the foreign-based subsidiary, and debt would increase by $1.4 billion as a result of the Company financing its repayment obligation in the United States. Alternatively, the Company could repatriate to the United States some or all of the funds received by the foreign-based subsidiary. Repatriating funds would most likely have U.S. income tax consequences. While it is not practical to estimate the amount of U.S. income tax arising from any future repatriation, any such amount would not exceed $375 million, assuming the entire $1.4 billion were repatriated in a taxable transaction and assuming current tax rates prevail in the future.

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

The Internal Revenue Service (IRS) has asserted that this transaction between Schering-Plough, as the U.S. parent company, and its foreign-based subsidiary was not a sale, but was a loan on which additional U.S. income taxes of $195 million are due. The Company has not accrued the $195 million because the Company and its tax advisers do not believe it is probable that the IRS will prevail in this matter.

Further, these interest rate swap contracts contain credit rating downgrade triggers that would effectively terminate the contracts if, at any time during the life of the contracts, the Company fails to maintain a long-term credit rating of at least "A2" by Moody's or "A" by Standard & Poor's. Termination due to a credit rating downgrade would effectively negate this cash management strategy and would most likely result in the Company owing the additional U.S. income taxes. Management does not expect a credit rating downgrade to the level that would effectively terminate the contracts. Even if this were to occur, the most likely impact on liquidity and financial resources would be additional income taxes and, possibly, related interest and penalties. Any such amounts would not impair the Company's liquidity. For additional information, see the "Legal, Environmental and Regulatory Matters" footnote in the Notes to Consolidated Financial Statements.

MARKET RISK DISCLOSURES

The Company is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rates and equity prices. The following describes the nature of these risks.

Foreign Currency Exchange Risk

The Company has subsidiaries in more than 40 countries worldwide. In 2002, sales outside the United States accounted for approximately 43 percent of worldwide sales. Virtually all these sales were denominated in currencies of the local country. As such, the Company's reported profits and cash flows are exposed to changing exchange rates. In 2002, changes in foreign exchange rates increased sales by 1 percent and increased 2002 diluted earnings per common share by 1 percent.

To date, management has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of foreign operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates. The risk of adverse exchange rate change is also mitigated by the fact that the Company's foreign operations are widespread. The widespread nature of these foreign operations is the primary reason that overall economic weakness in certain Latin American countries is not expected to significantly impact future operations of the Company.

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

Interest Rate and Equity Price Risk

The financial assets of the Company that are exposed to changes in interest rates and/or equity prices include debt and equity securities held in non-qualified trusts for employee benefits.

The trust investments totaled approximately $168 million at December 31, 2002. Due to the long-term nature of the liabilities that these trust assets fund, the Company's exposure to market risk is low.

The financial obligations of the Company that are exposed to changes in interest rates are generally limited to short-term borrowings and a $200 million equity-type security issued in 1999. All other borrowings are not significant. Although the borrowings are, for the most part, floating rate obligations, the interest rate risk posed by these borrowings is low because the amount of these obligations is small in relation to annual cash flow. The Company believes it has the financial flexibility to pay off these borrowings quickly if interest rates were to increase significantly.

Interest Rate Swaps

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. For additional information, see the "Financial Instruments and Commitments" footnote in the Notes to Consolidated Financial Statements. These swaps subject the Company to a moderate degree of market risk. The Company accounts for these swaps using fair value accounting, with changes in the fair value recorded in earnings. The fair value of these swaps was a liability of $1 million at December 31, 2002, and a liability of less than $1 million at December 31, 2001. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swaps by approximately $1 million.

During 1999, the Company purchased a $200 million variable rate, three-month time deposit. The Company intends to roll over this time deposit every three months until November 2003. To hedge the future variable interest receipts on this time deposit, the Company entered into an interest rate swap that matures in November 2003. Under this swap, the Company receives a fixed rate and pays a three-month variable rate. The fair value of this swap at December 31, 2002, was an asset of $53 million. At December 31, 2001, the fair value of this swap was a $40 million asset. It is estimated that a 10 percent change in interest rate structure could change the fair value of the swap by less than $1 million.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS

This annual report and other written reports and oral statements made from time to time by the Company may contain so-called "forward-looking statements," all of which are subject to risks and uncertainties. One can often identify these forward-looking statements by their use of such words as "expects," "plans," "will," "estimates," "forecasts," "projects," "believes," "anticipates" and other words of similar meaning. One also can identify them by the fact that they do not relate strictly to historical or current facts. These statements are likely to address the Company's growth strategy, financial results, regulatory issues, status of product approvals, development programs, litigation and investigations. One must carefully consider any such statement and should understand that many factors could cause actual results to differ from the Company's forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed, and actual future results may vary materially.

The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors described in the Company's filings with the SEC, especially on Forms 10-K, 10-Q and 8-K. In Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2002, which will be filed with the SEC in March 2003, the Company discusses in more detail various important factors that could cause actual results to differ from expected or historic results. Important factors include but are not limited to buying patterns of major purchasers and distributors, competitive factors, pricing pressures in the United States and abroad from commercial and governmental entities, laws and regulations affecting domestic and international operations, patent positions, uncertainties in the FDA and international drug approval processes, manufacturing and regulatory issues that may arise, difficulties in product development, possible efficacy or safety concerns with respect to marketed products, whether or not scientifically justified, the Company's reliance on major products such as PEG-INTRON, REBETOL Capsules, CLARINEX and NASONEX for a material portion of the Company's revenues, legal factors, including litigation, patent disputes and governmental investigations, and business, tax and economic factors. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties. Further, the Company has issued cautionary statements in the Disclosure Notices attached to its press releases discussing matters described in this report. The Company's press releases for 2002 and 2003 to date are available on the Company's Web site on the World Wide Web at schering-plough.com. The reader of this report is urged to read those cautionary statements, which are incorporated by reference herein.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED INCOME

	For the Years Ended December 31,
(Amounts in millions, except per share figures)	2002	2001	2000

Net sales	$10,180	$9,762	$9,775

Costs and Expenses:

Cost of sales	2,505	2,078	1,902

Selling, general and administrative	3,681	3,444	3,445

Research and development	1,425	1,312	1,333

Other (income) expense, net	6	405	(93)

Total costs and expenses	7,617	7,239	6,587

Income before income taxes	2,563	2,523	3,188

Income taxes	589	580	765

Net income	$1,974	$1,943	$2,423

Diluted earnings per common share	$1.34	$1.32	$1.64

Basic earnings per common share	$1.35	$1.33	$1.65

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED CASH FLOWS

	For the Years Ended December 31,
(Amounts in millions)	2002	2001	2000

Operating Activities:

Net income	$1,974	$1,943	$2,423
Depreciation and amortization	372	320	299
Accounts receivable	7	(434)	(418)
Inventories	(248)	(69)	(17)
Prepaid expenses and other assets	(242)	(153)	(30)
Accounts payable and other liabilities	117	905	254

Net cash provided by operating activities	1,980	2,512	2,511

Investing Activities:

Capital expenditures	(770)	(759)	(763)
Purchases of investments	(482)	(162)	(104)
Reduction of investments	303	33	60
Other, net	(19)	25	(41)

Net cash used for investing activities	(968)	(863)	(848)

Financing Activities:

Cash dividends paid to common shareholders	(983)	(911)	(802)
Common shares repurchased	-	(34)	(855)
Net change in short-term borrowings	770	(419)	280
Issuance of long-term debt	-	8	106
Other, net	13	29	133

Net cash used for financing activities	(200)	(1,327)	(1,138)

Effect of exchange rates on cash and cash equivalents	(7)	(3)	(4)

Net increase in cash and cash equivalents	805	319	521

Cash and cash equivalents, beginning of year	2,716	2,397	1,876

Cash and cash equivalents, end of year	$3,521	$2,716	$2,397
See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	At December 31,
(Amounts in millions, except per share figures)	2002	2001
ASSETS

Current Assets:

Cash and cash equivalents	$3,521	$2,716

Short-term investments	481	75

Accounts receivable, less allowances: 2002, $134; 2001, $123	1,808	1,789

Inventories	1,300	945

Deferred income taxes	625	573

Prepaid expenses and other current assets	537	421

Total current assets	8,272	6,519

Property, at cost:

Land	61	58

Buildings and improvements	2,459	2,182

Equipment	2,377	2,062

Construction in progress	1,311	1,265

Total	6,208	5,567

Less accumulated depreciation	1,972	1,753

Property, net	4,236	3,814

Goodwill	232	219

Other intangible assets, net	429	441

Other assets	967	1,181

Total assets	$14,136	$12,174

	At December 31,
	2002	2001
LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities:

Accounts payable	$1,063	$1,075

Short-term borrowings and current portion of long-term debt	1,423	565

U.S., foreign and state income taxes	628	588

Accrued compensation	429	343

Other accrued liabilities	1,186	1,346

Total current liabilities	4,729	3,917

Long-term Liabilities:

Deferred income taxes	358	302

Other long-term liabilities	907	830

Total long-term liabilities	1,265	1,132

Shareholders' Equity:

Preferred shares - authorized shares: 50, $1 par value; issued: none	-	-

Common shares - authorized shares: 2,400, $.50 par value; issued: 2,030	1,015	1,015

Paid-in capital	1,203	1,112

Retained earnings	11,840	10,849

Accumulated other comprehensive income	(477)	(423)

Total	13,581	12,553

Less treasury shares: 2002, 562; 2001, 565; at cost	5,439	5,428

Total shareholders' equity	8,142	7,125

Total liabilities and shareholders' equity	$14,136	$12,174

See Notes to Consolidated Financial Statements.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

STATEMENTS OF CONSOLIDATED SHAREHOLDERS' EQUITY
					Accumulated
					Other	Total
					Compre-	Share-
	Common	Paid-in	Retained	Treasury	hensive	holders'
(Amounts in millions)	Shares	Capital	Earnings	Shares	Income	Equity

Balance January 1, 2000	$1,015	$675	$8,196	$(4,488)	$(233)	$5,165
Comprehensive income:
Net income			2,423			2,423
Foreign currency translation					(75)	(75)
Unrealized gain (loss) on
Investments held available
for sale, net of tax					(10)	(10)
Total comprehensive income						2,338
Cash dividends on common shares			(802)			(802)
Stock incentive plans		299		(26)		273
Common shares repurchased				(855)		(855)
Balance December 31, 2000	1,015	974	9,817	(5,369)	(318)	6,119
Comprehensive income:
Net income			1,943			1,943
Foreign currency translation					(85)	(85)
Realized gain reclassified to income, net of tax					(23)	(23)
Unrealized gain (loss) on
investments held available
for sale, net of tax					(5)	(5)
Deferred gain (loss) on
cash flow hedges, net of tax					8	8
Total comprehensive income						1,838
Cash dividends on common shares			(911)			(911)
Stock incentive plans		138		(25)		113
Common shares repurchased				(34)		(34)
Balance December 31, 2001	1,015	1,112	10,849	(5,428)	(423)	7,125
Comprehensive income:
Net income			1,974			1,974
Foreign currency translation					5	5
Minimum pension liability, net of tax					(18)	(18)
Realized gain reclassified to income, net of tax					(28)	(28)
Unrealized gain (loss) on
investments held available
for sale, net of tax					(7)	(7)
Deferred gain (loss) on
cash flow hedges, net of tax					(6)	(6)
Total comprehensive income						1,920
Cash dividends on common shares			(983)			(983)
Stock incentive plans		91		(11)		80

Balance December 31, 2002	$1,015	$1,203	$11,840	$(5,439)	$(477)	$8,142

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in millions, except per share figures)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

Depreciation

Depreciation is provided over the estimated useful lives of the properties, generally by use of the straight-line method. Average useful lives are 50 years for buildings, 25 years for building improvements and 13 years for equipment. Depreciation expense was $250, $213 and $209 in 2002, 2001 and 2000, respectively.

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

Accumulated Other Comprehensive Income

Accumulated other comprehensive income primarily consists of the accumulated foreign currency translation adjustment account, unrealized gains and losses on securities classified for Statement of Financial Accounting Standards (SFAS) No. 115 purposes as held available for sale and a minimum pension liability adjustment.

The components of accumulated other comprehensive income at December 31 were:
	2002	2001

Accumulated foreign currency translation	$(456)	$(461)
Accumulated unrealized gains (losses) on investments held available for sale, net of tax	(6)	30
Other	(15)	8
Total	$(477)	$(423)

Gross unrealized gains recorded in accumulated other comprehensive income were $27 in 2000; losses were immaterial. Gross unrealized gains and losses in 2002 and 2001 were immaterial.

Revenue Recognition

Revenues from the sale of products are recorded at the time goods are shipped to customers. However, following approval of CLARITIN as an over-the-counter (OTC) product, revenue from sales of the prescription form of CLARITIN will be recognized when the product is used to fill patient prescriptions because reliable estimates of sales returns of the prescription form of CLARITIN can no longer be made at the time of shipment. Provisions for discounts, returns, rebates and other allowances are recorded in the same period the related sales are recognized.

Revenues earned under co-promotion collaborations are also recognized when the product is shipped to the customer. The Company will report its share of profits from its collaboration with Merck & Co., Inc. (Merck) as "alliance revenue," which is included in net sales. See "Merck Collaboration" footnote for additional information.

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

The shares used to calculate basic and diluted earnings per common share are reconciled as follows:
(Shares in millions)	2002	2001	2000

Average shares outstanding for basic earnings per share	1,466	1,463	1,465

Dilutive effect of options and deferred stock units	4	7	11

Average shares outstanding for diluted earnings per share	1,470	1,470	1,476

The equivalent of 47 million, 35 million and 1 million common shares issuable under the Company's stock incentive plans were excluded from the computation of diluted earnings per share as of December 31, 2002, 2001 and 2000, respectively, because their effect would have been antidilutive.

Goodwill

In 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 141, "Business Combinations," and SFAS No. 142, "Goodwill and Other Intangible Assets." SFAS No. 141 requires all business combinations initiated after June 30, 2001, to be accounted for using the purchase method of accounting, thereby eliminating the pooling-of-interests method. Effective January 1, 2002, the Company adopted SFAS No. 142. SFAS No. 142 eliminates the requirement to amortize goodwill and instead requires periodic testing of goodwill for impairment. If goodwill is impaired, it will be written down to its estimated fair value. The Company has performed the required goodwill impairment tests and has found that recorded goodwill is not impaired. Accordingly, the adoption of SFAS No. 142 did not result in an adjustment to recorded goodwill. Goodwill amortization expense was $5 and $8 for 2001 and 2000, respectively. Diluted and basic earnings per common share in 2001 would have been unchanged if goodwill amortization were excluded from net income on a pro forma basis. Diluted and basic earnings per common share in 2000 would have been $1.65 and $1.66, respectively, if goodwill amortization were excluded from net income on a pro forma basis.

Other Intangible Assets

The components of the balance sheet caption "other intangible assets, net" are as follows:
	December31, 2002			December 31, 2001
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Patents and
licenses	$658	$293	$365	$623	$248	$375
Trademarks and
other	98	34	64	94	28	66
Total other
intangible
assets	$756	$327	$429	$717	$276	$441

These intangible assets are amortized on the straight-line method over their respective useful lives. In 2002, 2001 and 2000, the Company paid $84, $121 and $84, respectively, for patent and licensing rights; these costs will be amortized over approximately nine years. The residual value of intangible assets is estimated to be zero. Amortization expense related to other intangible assets in 2002, 2001 and 2000 was $66, $65 and $50, respectively. Other intangible assets are reviewed to determine their recoverability by comparing their carrying values to their expected undiscounted future cash flows when events or circumstances warrant such a review. Full year amortization expense in each of the next five years is estimated to be approximately $55 per year based on the intangible assets recorded as of December 31, 2002.

Accounting for Stock-Based Compensation

The Company accounts for its stock compensation arrangements using the intrinsic value method. Under the intrinsic value method, the difference between the amount the employee will pay the Company for stock acquired under the Company's incentive plans and the stock's fair value on the date of grant is charged to expense. Since employees must pay the Company the grant date fair value for stock options, no expense is recorded for stock options. Alternatively, since employees do not pay for stock issued for deferred stock units granted, their grant date fair value is recorded as expense.

The following table reconciles net income and earnings per common share (EPS), as reported, to pro forma net income and EPS, as if the Company had expensed the grant date fair value of both stock options and deferred stock units as permitted by SFAS No. 123, "Accounting for Stock-Based Compensation." These pro forma amounts may not be representative of the initial impact of adopting SFAS No. 123 since, as amended, it permits alternative methods of adoption.

	2002	2001	2000
Net income, as reported	$1,974	$1,943	$2,423
Add back: Expense included in reported net income for deferred stock units, net of tax	69	56	48
Deduct: Pro forma expense as if both stock options and deferred stock units were charged against net income, net of tax	(150)	(137)	(102)
Pro forma net income using the fair value method	$1,893	$1,862	$2,369
Diluted EPS:
Diluted EPS, as reported	$ 1.34	$ 1.32	$ 1.64
Pro forma diluted EPS using the fair value method	1.29	1.27	1.60
Basic EPS:
Basic EPS, as reported	$ 1.35	$ 1.33	$ 1.65
Pro forma basic EPS using the fair value method	1.29	1.27	1.62

The weighted-average fair value of options granted in 2002, 2001 and 2000 was $11.25, $13.35 and $13.82, respectively. These fair values were estimated using the Black-Scholes option pricing model, based on the following assumptions:
	2002	2001	2000
Dividend yield	1.3%	1.5%	1.7%
Volatility	35%	35%	32%
Risk-free interest rate	4.3%	4.9%	6.3%
Expected term of options (in years)	5	5	5

Other Recently Issued Accounting Standards

In April 2001, the Emerging Issues Task Force (EITF) issued EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products," which addresses the income statement classification of certain credits, allowances, adjustments and payments given to customers for the services or benefits provided. The Company adopted EITF No. 00-25 effective January 1, 2002, and, as such, has classified the cost of these sales incentives as a reduction of net sales. Net sales for 2001 and 2000 have been restated to be on a comparable basis. The effect on net sales of applying EITF No. 00-25 in 2001 and 2000 was $40 in each year; EITF No. 00-25 has no effect on net income.

In November 2002, the FASB issued FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." In the normal course of business, the Company does not issue guarantees to third parties; accordingly, this interpretation has no effect on the Company's financial statements.

In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities." The Company has no arrangements that would be subject to this interpretation.

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

Risks, Policy and Objectives

The Company is exposed to market risk primarily from changes in foreign currency exchange rates and, to a lesser extent, from interest rate and equity price changes. From time to time, the Company will hedge selective foreign currency risks with derivatives. Generally, however, management has not deemed it cost effective to engage in a formula-based program of hedging the profits and cash flows of foreign operations using derivative financial instruments. Because the Company's foreign subsidiaries purchase significant quantities of inventory payable in U.S. dollars, managing the level of inventory and related payables and the rate of inventory turnover provides a level of protection against adverse changes in exchange rates. Furthermore, the risk of adverse exchange rate change is mitigated by the fact that the Company's foreign operations are widespread.

The Company has used derivative instruments to hedge the fair value of certain securities acquired in connection with its in-licensing research and development activities and, on a limited basis, the Company will hedge selective exposures to interest rate risks.

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
	December 31, 2002		December 31, 2001
	Carrying	Estimated	Carrying	Estimated
	Value	Fair Value	Value	Fair Value

ASSETS:
Cash and cash equivalents	$3,521	$3,521	$2,716	$2,716
Short-term investments	481	481	75	75
Long-term investments	168	168	509	509
Interest rate swap contracts	52	52	40	40

LIABILITIES:
Short-term borrowings and current portion of
long-term debt	1,423	1,423	565	565
Long-term debt	21	21	112	117
Equity swap contracts	-	-	6	6
Other financing instruments	241	258	230	235

Long-term Investments and Equity Swap Contracts

Long-term investments, which are included in other non-current assets, primarily consist of debt and equity securities held in non-qualified trusts to fund employee benefit obligations and, at December 31, 2001, included a time deposit and equity securities of licensor companies.

Long-term investments are primarily classified as available for sale and are carried at fair value. To mitigate the market price risk to which equity investments are subject, the Company has in the past hedged certain of these investments with equity swaps. Such swaps were designated as fair value hedges. Realized gains from the sale of securities classified as available for sale were $43 in 2002, $35 in 2001 and $29 in 2000. Proceeds from these sales totaled $80, $51 and $43, respectively. Realized gains are recorded in other (income) expense, net. The amount of hedge ineffectiveness and the amount excluded from the assessment of effectiveness in the 12-month period ended December 31, 2002, were not material.

Interest Rate Swap Contracts

In 1991 and 1992, the Company utilized interest rate swaps as part of its international cash management strategy. The notional principal of the 1991 arrangement is $650, and the notional principal of the 1992 arrangement is $950. Both arrangements have 20-year terms. At December 31, 2002, the arrangements provide for the payment of interest based upon LIBOR and the receipt of interest based upon an annual election of various floating rates. As a result, the Company remains subject to a moderate degree of market risk through maturity of the swaps. These swaps are not designated as hedging instruments and, accordingly, the changes in fair value are recorded in earnings. Annual net cash flows for payments and receipts under these interest rate swap contracts are not material. The net asset or liability under these interest rate swaps is recorded in other current assets or other accrued liabilities, as applicable. The fair value of these swaps was a liability of $1 at December 31, 2002.

During 1999, the Company purchased a $200 variable rate, three-month time deposit. The Company intends to roll over this time deposit every three months until November 2003. To hedge the variable rate risk, the Company has entered into an interest rate swap that matures in November 2003. Under the swap, the Company receives a fixed rate of approximately 5.6 percent and pays a three-month LIBOR rate on a notional amount of $200. This swap is designated as a cash flow hedge, with the effective portion of the swap deferred until the transaction being hedged is recorded in earnings. The fair value of this swap was an asset of $53 at December 31, 2002. The amount of hedge ineffectiveness and the impact on comprehensive income and accumulated other comprehensive income in the 12-month period ended December 31, 2002, were not material to the Company's financial statements. The amount of the gain or loss expected to be reclassified to earnings within the next 12 months is not material to the Company's financial statements.

Borrowings

The Company has two committed, unsecured revolving credit facilities from a syndicate of financial institutions. Under one facility, up to $500 can be drawn down through May 2003, with repayment due by May 2004. Under a second multi-currency facility, an additional $500 can be drawn down through the maturity date of May 2006. These facilities are available for general corporate purposes and are considered as support for the Company's commercial paper borrowings. These facilities do not require compensating balances; however, a nominal commitment fee is paid. As of December 31, 2002, no funds were drawn down under these facilities. In addition, the Company's foreign subsidiaries had approximately $364 available in unused lines of credit from various financial institutions at December 31, 2002.

In general, short-term borrowings consist of commercial paper issued in the United States, bank loans and notes payable. In connection with the Company's purchase of a research and office facility in 2000, the Company issued a $100 note due in full in March 2003. The imputed interest rate on the note is 6.5 percent. Commercial paper outstanding at December 31, 2002 and 2001 was $1,188 and $465, respectively. The weighted-average interest rate for short-term borrowings at December 31, 2002 and 2001 was 3.3 percent and 4.0 percent, respectively.

In February 2003, the Company filed a shelf registration with the U.S. Securities and Exchange Commission (SEC) that enables the Company to issue up to $2,000 of debt securities for general corporate purposes, including the refinancing of short-term borrowings. The terms of these securities will be determined at the time of sale. The registration statement relating to these securities has been filed with the SEC but has not yet become effective. Such securities may not be sold, nor may offers to buy be accepted prior to the time the registration statement becomes effective. In addition, the Company has a shelf registration statement on file with the SEC covering the issuance of up to $200 of debt securities that it plans to withdraw in connection with filing the 2003 shelf registration. As of December 31, 2002, no debt securities are outstanding pursuant to these registrations.

On January 15, 2003, Standard & Poor's issued a statement affirming the Company's corporate credit and preliminary senior unsecured debt ratings of "AA-" as well as the short-term rating of "A-1+" while maintaining its negative outlook. On January 17, 2003, Moody's Investors Service (Moody's) downgraded the prospective rating of the Company for senior unsecured debt under its shelf registration to "A1" from "Aa2" and stated that the rating outlook is stable. At the same time, Moody's confirmed the Company's "Prime-1" short-term rating.

Other Financing Instruments

During 1999, a subsidiary of the Company issued $200 of equity-type securities. The securities bear a LIBOR-based yield that is substantially fixed through November 28, 2003; thereafter, the Company can elect to reset the rate annually or substantially fix the rate for the next five years. At December 31, 2002 and 2001, the rate was 5.2 percent and 4.8 percent, respectively. The Company can call the securities at any time after November 30, 2004, or earlier under certain circumstances. The holders can put the securities back to the Company at any time after November 30, 2027, or earlier under certain circumstances. Because of the put and call features, this obligation is included in other long-term liabilities.

Commitments

Total rent expense amounted to $81 in 2002, $72 in 2001 and $71 in 2000. Future minimum rental commitments on non-cancelable operating leases as of December 31, 2002, range from $64 in 2003 to $31 in 2007, with aggregate minimum lease obligations of $36 due thereafter. As of December 31, 2002, the Company has commitments totaling $177 related to capital expenditures to be made in 2003.

Insurance coverage

The Company maintains insurance coverage with such deductibles and self-insurance as management believes adequate for its needs under current circumstances. Such coverage reflects market conditions (including cost and availability) existing at the time it is written, and the relationship of insurance coverage to self-insurance varies accordingly. As a result of recent external events, the availability of insurance has become more restrictive. Management considers the impact of these changes as it continually assesses the best way to provide for its insurance needs in the future. The Company now self-insures a higher proportion of risk than in the past; however, based upon the Company's claim history, management believes that any losses that may arise due to self-insurance will not have a material effect on the Company's liquidity or financial position.

Other (income) EXPENSE, net

The components of other (income) expense, net are as follows:
	2002	2001	2000

Interest cost incurred	$ 52	$ 65	$ 64
Less: amount capitalized on construction	(24)	(25)	(20)
Interest expense	28	40	44
Interest income	(75)	(121)	(159)
Foreign exchange (gains) losses	(2)	4	8
Other, net	55	482	14
Total	$ 6	$405	$(93)

Other, net in 2002 includes a $150 provision to increase litigation reserves (see "Legal, Environmental and Regulatory Matters" footnote for additional information). 2002 also includes a gain of $80 from the sale of U.S. marketing rights for SUBOXONE and SUBUTEX. Other, net in 2001 includes a provision of $500 for payments to the federal government under a consent decree (see "Consent Decree" footnote for additional information). Cash paid for interest, net of amounts capitalized, was $26, $47 and $50 in 2002, 2001 and 2000, respectively.

SHAREHOLDERS' EQUITY

A summary of treasury share transactions follows:
(Shares in millions)	2002	2001	2000

Share balance at January 1	565	567	558
Shares issued under stock incentive plans	(3)	(3)	(11)
Purchase of treasury shares	-	1	20

Share balance at December 31	562	565	567

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

MERCK COLLABORATION

In May 2000, the Company and Merck entered into agreements to jointly develop and market in the United States new prescription medicines in the cholesterol-management and respiratory therapeutic areas. The agreements cover the development and marketing of:
  Co-administration of ZETIA (ezetimibe), the Company's novel cholesterol absorption inhibitor, with statins;

  ZETIA as a once-daily monotherapy;

  Ezetimibe, as a once-daily fixed-combination tablet with simvastatin (Zocor), Merck's cholesterol-modifying medicine; and

  A once-daily, fixed-combination tablet containing CLARITIN and Singulair for the treatment of allergic rhinitis and asthma. Singulair is Merck's once-daily leukotriene receptor antagonist for the treatment of asthma.

In December 2001, the cholesterol-management agreements were expanded to include all countries of the world except Japan.

In January 2002, Schering-Plough/Merck Pharmaceuticals reported on results of Phase III clinical trials of a fixed-combination tablet containing CLARITIN and Singulair, which did not demonstrate sufficient added benefits in the treatment of seasonal allergic rhinitis.

In October 2002, ezetimibe was approved for sale in Germany, where it is marketed as EZETROL. Also, in October 2002, the U.S. Food and Drug Administration (FDA) approved ZETIA for use either by itself or together with statins in patients with high cholesterol to reduce LDL-C or "bad" cholesterol and total cholesterol. Sales of ezetimibe, as reported by the partnerships, were $25 in 2002.

The agreements between the companies generally provide for equal sharing of development costs and for co-promotion of approved products by each company in the United States and in most other countries of the world, except Japan. In Japan, no agreement exists. In general, co-promotion provides that each company will provide equal physician detailing efforts and bear the cost of its own sales force in marketing the products. The companies will share certain other costs (e.g., a portion of the costs for manufacturing, promotion, administration, etc.) and also share profits. The Company's share of research and development costs incurred related to the agreement were $69, $86 and $30 in 2002, 2001 and 2000, respectively. The agreements do not provide for any jointly owned facilities and, as such, products resulting from the collaboration will be manufactured in facilities owned by either Merck or the Company. In addition, under certain conditions, Merck could make milestone payments to the Company totaling $152. The agreements do not have a specific expiration date.

The Company will report its share of profits as "alliance revenue" and will report its sales force costs as selling, general and administrative expenses. The Company's share of development expenses has been, and will continue to be, reported as research and development expenses.

STOCK INCENTIVE PLANS

Under the terms of the Company's 2002 Stock Incentive Plan, which was approved by the Company's shareholders, 72 million of the Company's common shares may be granted as stock options or awarded as deferred stock units to officers and certain employees of the Company through December 2007. As of December 31, 2002, 71.6 million options and deferred stock units remain available for future year grants under the 2002 Stock Incentive Plan. Option exercise prices equal the market price of the common shares at their grant dates. Options expire not later than 10 years after the date of grant. Standard options granted generally have a one-year vesting term. Other option grants vest over longer periods ranging from three to nine years. Deferred stock units are payable in an equivalent number of common shares; the shares are distributable in a single installment or in five equal annual installments generally commencing one year from the date of the award.

The following table summarizes stock option activity over the past three years under the current and prior plans, all of which have been approved by the Company's shareholders:
	2002		2001		2000
		Weighted-		Weighted-		Weighted-
	Number	Average	Number	Average	Number	Average
	of	Exercise	of	Exercise	of	Exercise
(Number of options in millions)	Options	Price	Options	Price	Options	Price

Outstanding at January 1	50	$35.18	46	$33.77	42	$27.34
Granted	8	34.21	8	40.15	14	42.03
Exercised	(1)	11.64	(2)	16.81	(9)	16.36
Canceled or expired	(3)	40.31	(2)	38.61	(1)	40.73
Outstanding at December 31	54	$35.40	50	$35.18	46	$33.77

Exercisable at December 31	35	$34.48	30	$33.11	26	$32.10

In 2002, 2001 and 2000, the Company awarded deferred stock units totaling 2.9 million, 2.7 million and 2.5 million, respectively.

INVENTORIES

Year-end inventories consisted of the following:
	2002	2001
Finished products	$ 540	$299
Goods in process	449	346
Raw materials and supplies	311	300

Total inventories	$1,300	$945

Inventories valued on a last-in, first-out basis comprised approximately 21 percent and 23 percent of total inventories at December 31, 2002 and 2001, respectively. The estimated replacement cost of total inventories at December 31, 2002 and 2001 was $1,346 and $975, respectively.

RETIREMENT PLANS AND OTHER POST-RETIREMENT BENEFITS

The Company has defined benefit pension plans covering eligible employees in the United States and certain foreign countries, and the Company provides post-retirement health care benefits to its eligible U.S. retirees and their dependents.

Net pension expense in 2002 was $23 compared with net pension income in 2001 of $1. The change from $1 of pension income in 2001 to $23 of pension expense in 2002 is principally due to a reduction in the consolidated expected long-term rate of return on plan assets in 2002 to 8.5 percent from 9.5 percent in 2001, and a reduction in the consolidated pension discount rate from 7.1 percent at January 1, 2001, to 6.7 percent at January 1, 2002, due to the decline in market interest rates. It is estimated that a 1 percent reduction in the expected long-term rate of return on consolidated plan assets would increase pension expense by approximately $14. It is estimated that a one-half percent reduction in the discount rate would increase pension expense by approximately $7.

Also, at December 31, 2002, the Company has an unrecognized net pension loss of $499. Gains and losses arise primarily from plan assets earning more or less than the long-term expected rate of return and from changes in pension discount rates. If there were no gains in the future to offset the $499 net unrecognized loss, amortization of these losses would ultimately increase annual pension expense by approximately $25.

The components of net pension and other post-retirement benefits expense (income) were as follows:
	Retirement Plans			Post-retirement Health Care Benefits
	2002	2001	2000	2002	2001	2000

Service cost	$60	$48	$45	$7	$5	$5
Interest cost	79	73	69	15	14	12
Expected return on plan assets	(114)	(119)	(110)	(19)	(21)	(20)
Amortization, net	(2)	(3)	(6)	(1)	(2)	(2)
Net pension and other post-retirement benefits expense (income)	$23	$(1)	$(2)	$2	$(4)	$(5)

The components of the changes in the benefit obligations were as follows:
	Retirement Plans		Post-retirement Health Care Benefits
	2002	2001	2002	2001
Benefit obligations at January 1	$1,167	$1,036	$220	$185
Service cost	60	48	7	5
Interest cost	79	73	15	14
Assumption changes	60	68	23	20
Effects of exchange rate changes	32	(5)	-	-
Benefits paid	(51)	(56)	(14)	(12)
Actuarial losses	31	8	14	8
Plan amendments	-	(5)	-	-
Benefit obligations at December 31	$1,378	$1,167	$265	$220

Benefit obligations of overfunded plans	$ 12	$ 842	$ -	$ -
Benefit obligations of underfunded plans	1,366	325	265	220

The components of the changes in plan assets were as follows:
	Retirement Plans		Post-retirement Health Care Benefits
	2002	2001	2002	2001
Fair value of plan assets, primarily stocks and bonds, at
January 1	$1,140	$1,268	$212	$243
Actual loss on plan assets	(99)	(88)	(22)	(19)
Contributions	75	27	-	-
Effects of exchange rate changes	25	(4)	-	-
Plan amendments	-	(7)	-	-
Benefits paid	(51)	(56)	(14)	(12)
Fair value of plan assets at December 31	$1,090	$1,140	$176	$212

Plan assets of overfunded plans	$ 14	$1,005	$ -	$ -
Plan assets of underfunded plans	1,076	135	176	212

In addition to the plan assets indicated above, at December 31, 2002 and 2001, securities of $74 were held in non-qualified trusts designated to provide pension benefits for certain underfunded plans.

The following is a reconciliation of the funded status of the plans to the Company's balance sheet:
	Retirement Plans		Post-retirement Health Care Benefits
	2002	2001	2002	2001
Benefit obligations in excess of plan assets	$(288)	$ (27)	$ (89)	$(8)
Unrecognized net transition assets	(11)	(19)	-	-
Unrecognized prior service costs	15	16	(3)	(4)
Unrecognized net actuarial loss	499	199	97	20

Net assets at December 31	$ 215	$169	$ 5	$ 8

The weighted-average assumptions employed at December 31 were:
	Retirement Plans		Post-retirement Health Care Benefits
	2002	2001	2002	2001
Discount rate	6.3%	6.7%	6.7%	7.0%
Long-term expected rate of return on plan assets	8.5%	9.5%	8.0%	9.0%
Rate of increase in future compensation	3.9%	4.0%	N/A	N/A

The weighted-average assumed health care cost inflation rate used for post-retirement measurement purposes is 9 percent for 2003, trending down to 5 percent by 2007. A 1 percent increase or decrease in the assumed health care cost trend rate would increase or decrease combined post-retirement service and interest cost by $5 and the post-retirement benefit obligation by $38.

The Company has a defined contribution profit-sharing plan covering substantially all its full-time domestic employees who have completed one year of service. The annual contribution is determined by a formula based on the Company's income, shareholders' equity and participants' compensation. Profit-sharing expense totaled $98, $80 and $84 in 2002, 2001 and 2000, respectively.

INCOME TAXES

U.S. and foreign operations contributed to income before income taxes as follows:
	2002	2001	2000
United States	$1,501	$1,628	$2,365
Foreign	1,062	895	823

Total income before income taxes	$2,563	$2,523	$3,188

The components of income tax expense were as follows:
	2002	2001	2000
Current:
Federal	$273	$397	$503
Foreign	263	203	178
State	40	27	27

Total current	576	627	708
Deferred:
Federal and state	4	(47)	21
Foreign	9	-	36

Total deferred	13	(47)	57

Total income tax expense	$589	$580	$765

The difference between the U.S. statutory tax rate and the Company's effective tax rate was due to the following:
	2002	2001	2000
U.S. statutory tax rate	35.0%	35.0%	35.0%
Increase (decrease) in taxes resulting from:
Lower rates in other jurisdictions, net	(14.6)	(12.1)	(12.2)
Research tax credit	(.5)	(.5)	(.8)
All other, net	3.1	.6	2.0
Effective tax rate	23.0%	23.0%	24.0%

The lower rates in other jurisdictions, net, are primarily attributable to certain employment and capital investment actions taken by the Company. As a result, income from manufacturing activities in these jurisdictions is subject to lower tax rates through 2018.

As of December 31, 2002 and 2001, the Company had total deferred tax assets of $834 and $782, respectively, and deferred tax liabilities of $552 and $518, respectively. Valuation allowances are not significant. Significant deferred tax assets at December 31, 2002 and 2001 were for operating costs not currently deductible for tax purposes and totaled $555 and $521, respectively. Significant deferred tax liabilities at December 31, 2002 and 2001 were for depreciation differences, $286 and $241, respectively, and retirement plans, $101 and $94, respectively.

Deferred taxes are not provided on undistributed earnings of foreign subsidiaries, considered to be permanent investments, which at December 31, 2002, approximated $9,400. Determining the tax liability that would arise if these earnings were remitted is not practicable.

Total income tax payments during 2002, 2001 and 2000 were $584, $592 and $606, respectively.

As of December 31, 2002, the U.S. Internal Revenue Service (IRS) has completed its examination of the Company's tax returns for all years through 1988, and there are no unresolved issues outstanding for those years. The IRS examination of years 1989 through 1992 is expected to be completed during 2003, at which time it is anticipated the IRS will commence the examination of years 1993 through 1996.

CONSENT DECREE

In December 2001, the Company announced that it was in negotiations with the U.S. FDA to enter a consent decree to resolve issues involving the Company's compliance with current Good Manufacturing Practices (GMPs) at certain manufacturing facilities in New Jersey and Puerto Rico. On May 17, 2002, the Company announced that it had reached an agreement with the FDA for a consent decree to resolve these issues. The U.S. District Court for the District of New Jersey has approved the consent decree.

Under terms of the consent decree, the Company will pay a total of $500 to the U.S. government in two equal installments of $250; the first installment was paid in May 2002, and the second installment will be paid in the second quarter of 2003. As previously reported, the Company accrued a $500 provision for this consent decree in the fourth quarter of 2001.

In the event certain actions agreed upon in the consent decree are not satisfactorily completed on time, the FDA may assess payments for each deadline missed. These payments may not exceed $25 for 2002, and $50 for each of the years 2003, 2004 and 2005. These payments are subject to an overall cap of $175 through 2005. The Company is scheduled to complete its revalidation plans by December 31, 2005. In general, if a product scheduled for revalidation and certification under the consent decree is not certified within six months of its scheduled date, the Company must cease production of that product until certification is obtained. If a product scheduled for revalidation and certification has not been certified as having been validated by the last date on the validation schedule (currently December 31, 2005, for finished drugs and September 30, 2005, for bulk active pharmaceutical ingredients), the FDA may assess a payment of 24.6 percent of the net domestic sales of the uncertified product until the validation is certified. The Company would expense any such payments if and when incurred.

In connection with the agreement, the Company has decided to discontinue manufacturing and marketing certain older products. The consent decree also includes a recall, initiated in early May 2002 and directed to U.S. trade accounts, of all lots of theophylline USP tablets and PROVENTIL (albuterol sulfate, USP) REPETABS. PROVENTIL inhalers are not affected by the recall. The Company had discontinued marketing its U.S. theophylline products in June 2001, and PROVENTIL REPETABS have not been available since July 2001. In total, these products represented annual sales of approximately $44. Further, the Company recalled certain sterile human and animal drug products manufactured at its Manati, Puerto Rico facility. The financial impact of the recalls was immaterial.

CONCENTRATIONS

CLARITIN (loratadine) prescription sales in the United States, in all formulations, accounted for 14 percent of the Company's consolidated worldwide sales in the year ended December 31, 2002, and a larger percentage of the Company's consolidated earnings. As noted in the "Legal, Environmental and Regulatory Matters" footnote, the Company has sued drug manufacturers that are marketing or seeking to market certain forms of generic loratadine prior to the expiration of the Company's compound patent for desloratadine. In each case, the Company has filed suit in federal court seeking a ruling that the applicable Abbreviated New Drug Application (ANDA) or "paper" New Drug Application submission and proposed marketing of a generic prescription or OTC product constitute infringement of the Company's patents and that the challenge to the patents is without merit. The compound patent for loratadine expired on June 19, 2002, and its market exclusivity for CLARITIN expired on December 19, 2002. A patent covering the compound desloratadine, formulations thereof, and methods of treatment with desloratadine as it relates to CLARITIN is set to expire on April 21, 2004. Six months' U.S. market exclusivity would attach to the end of the desloratadine patent as it relates to CLARITIN would expire October 21, 2004. This six month period of exclusivity was granted because the Company conducted pediatric clinical trials at the request of the FDA. On August 8, 2002, a federal district court in New Jersey ruled on motions for summary judgment, finding that certain of the desloratadine compound patent claims, which the Company believes protect CLARITIN, were anticipated by a prior patent and thus invalid. On September 18, 2002, the district court denied a request for reconsideration. The Company has appealed the rulings. The Company anticipates that the appeal will be decided in the second half of 2003 or early 2004. With these rulings, actions against the defendants for infringement of the desloratadine compound patent will not proceed unless the Company's appeal is successful. The Company has also asserted that ANDAs filed by two manufacturers for generic versions of CLARITIN-D 24 Hour infringe the Company's patent covering the CLARITIN-D 24 Hour compound. This issue has not yet been resolved by the district court. As with any litigation, there can be no assurances that the Company will prevail. On November 27, 2002, the FDA approved the Company's applications to switch all five formulations of CLARITIN at their original prescription strengths to OTC medicines for the treatment of allergies. The Company launched OTC CLARITIN in the United States in December 2002.

SEGMENT INFORMATION

Schering-Plough is a worldwide research-based pharmaceutical company engaged in the discovery, development, manufacturing and marketing of pharmaceutical products. Discovery and development efforts target the field of human health. Occasionally, application in the field of animal health can result from these efforts. The Company views animal health applications as a means to maximize the return on investments in discovery and development. The Company operates primarily in the prescription pharmaceutical marketplace. However, where appropriate, the Company has sought regulatory approval to switch prescription products to OTC status as a means of extending a product's life cycle. In this way, the OTC marketplace is yet another means of maximizing the return on investments in discovery and development.

Net Sales by Major Therapeutic Category
	2002	2001	2000
Allergy & Respiratory	$ 3,304	$ 4,217	$ 4,189
Anti-infective & Anticancer	3,733	2,273	2,015
Cardiovasculars	433	623	746
Dermatologicals	511	593	680
Other Pharmaceuticals	764	656	710
Animal Health	677	694	720
Foot Care	290	310	336
OTC (includes OTC CLARITIN sales in 2002 of $105)	275	188	193
Sun Care	193	208	186

Consolidated net sales	$10,180	$ 9,762	$ 9,775

Consolidated income before income taxes	$ 2,563	$ 2,523	$ 3,188

The Company has subsidiaries in more than 40 countries outside the United States. Sales outside the United States comprised 43 percent of consolidated net sales in 2002, 39 percent in 2001 and 36 percent in 2000. No single foreign country, except for France and Japan, accounted for 5 percent or more of consolidated net sales during the past three years. France accounted for 6 percent, 5 percent and 4 percent of consolidated net sales in 2002, 2001 and 2000, respectively. Japan accounted for 5 percent, 3 percent and 3 percent of consolidated net sales in 2002, 2001 and 2000, respectively.

Net Sales by Geographic Area
	2002	2001	2000

United States	$ 5,761	$ 5,973	$ 6,269
Europe and Canada	2,892	2,418	2,196
Latin America	740	782	692
Pacific Area and Asia	787	589	618

Consolidated net sales	$10,180	$ 9,762	$ 9,775

Net sales are presented in the geographic area in which the Company's customers are located. During 2002, 2001 and 2000, 21 percent ($2,092), 16 percent ($1,568) and 13 percent ($1,283), respectively, of consolidated net sales were made to McKesson Corporation, a major pharmaceutical and health care products distributor. Also, during 2002, 2001 and 2000, 11 percent ($1,101), 12 percent ($1,160) and 13 percent ($1,293), respectively, of consolidated net sales were made to AmerisourceBergen Corporation, a major pharmaceutical and health care products distributor.

Long-lived Assets by Geographic Location
	2002	2001	2000

United States	$2,477	$2,297	$2,123
Ireland	430	420	384
Singapore	668	507	323
Puerto Rico	300	258	207
Other	613	546	538

Total	$4,488	$4,028	$3,575

Long-lived assets shown by geographic location are primarily property.

LEGAL, ENVIRONMENTAL AND REGULATORY MATTERS

Background

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

The Company is also involved in various other claims and legal proceedings of a nature considered normal to its business, including product liability cases. The Company adjusts its accrued liabilities to reflect the current best estimate of its probable loss exposure. Where no best estimate is determinable, the Company accrues the minimum amount within the most probable range of its liability.

The recorded liabilities for the above matters at December 31, 2002, and the related expenses incurred during the year ended December 31, 2002, were not material. Expected insurance recoveries have not been considered in determining the costs for environmental-related liabilities. Management believes that, except for the matters discussed in the remainder of this section, it is remote that any material liability in excess of the amounts accrued will be incurred. With respect to the matters discussed in the remainder of this section, except where noted, it is not practicable to estimate a range of reasonably possible loss; where it has, a reserve has been included in the financial statements. Resolution of any or all of the matters discussed in the remainder of this section, individually or in the aggregate, could have a material adverse effect on the Company's results of operations or financial condition. Management reviews the status of these matters on an ongoing basis and from time to time may settle or otherwise resolve them on such terms and conditions as management believes are in the best interests of the Company. The Company is aware that settlements of matters of the types set forth in the remainder of this section, and in particular under "Investigations," frequently involve fines and/or penalties that are material to the financial condition and the results of operations of the entity entering into the settlement. There are no assurances that the Company will prevail in any of these matters, that settlements can be reached on acceptable terms or in amounts that do not exceed the amounts reserved, and outcomes cannot be predicted.

Environmental

Residents in the vicinity of a publicly owned waste-water treatment plant in Barceloneta, Puerto Rico, have filed two lawsuits against the plant owner and operator, and numerous companies that discharge into the plant, including a subsidiary of the Company, for damages and injunctive relief relating to odors allegedly coming from the plant and connecting sewers. One of these lawsuits is a class action claiming damages of $600. Discovery is ongoing in both lawsuits.

Patent Matters

In February 1998, Geneva Pharmaceuticals, Inc. (Geneva) submitted an Abbreviated New Drug Application (ANDA) to the U.S. FDA seeking to market generic CLARITIN tablets before the expiration in 2004 of the Company's desloratadine compound patent, which the Company believes protects CLARITIN. Geneva alleged that the desloratadine compound patent is invalid. This patent is material to the Company's business. In March 1998, the Company filed suit in federal court seeking a ruling that Geneva's ANDA submission constitutes infringement of the Company's desloratadine compound patent and that its challenge to this patent is without merit. In addition to Geneva, from 1998 through 2002, the following companies made similar ANDA submissions for generic CLARITIN tablets: Zenith Goldline Pharmaceuticals, Mylan Pharmaceuticals Inc., Teva Pharmaceuticals USA, Inc. (Teva), Ranbaxy Pharmaceuticals, Inc., Genpharm Incorporated, and L. Perrigo Company (Perrigo). The following companies made similar ANDA submissions for generic CLARITIN syrup: Teva, Copley Pharmaceuticals, Inc., Novex Pharma, Alpharma USPD Inc., Taro Pharmaceuticals USA, Inc., Morton Grove Pharmaceuticals, Inc., and Perrigo. Andrx Pharmaceuticals, L.L.C. (Andrx) and Impax Laboratories Inc. (Impax) made similar ANDA submissions for generic CLARITIN-D 12 Hour and CLARITIN-D 24 Hour formulations. ESI Lederle, Inc. (Lederle), a subsidiary of Wyeth, made a similar ANDA submission for a generic CLARITIN REDITAB formulation. The following companies submitted "paper" New Drug Applications ("paper" NDAs) under Section 505 (b)(2) of the Federal Food, Drug and Cosmetic Act seeking to market a generic OTC form of CLARITIN prior to the expiration of the Company's desloratadine compound patent: Whitehall-Robins Healthcare, a division of Wyeth (for an OTC REDITAB formulation), McNeil Consumer Healthcare (McNeil) (for OTC tablets), and Perrigo (for OTC tablets). In each case, the Company filed suit in federal court seeking a ruling that the applicable ANDA or "paper" NDA submission and proposed marketing of a generic prescription or OTC product constitutes infringement of the Company's desloratadine compound patent, and that the challenge to the patent is without merit. On August 8, 2002, a federal district court in New Jersey ruled on motions for summary judgment, finding that certain claims of the desloratadine compound patent were anticipated by a prior patent and, thus, were not valid. On September 18, 2002, the district court denied a request for reconsideration. The Company has appealed the rulings. The appeal is scheduled to be argued on April 8, 2003. The Company anticipates that the appeal will be decided in the second half of 2003 or early 2004. With these rulings, actions against the defendants for infringement of the desloratadine compound patent will not proceed unless the Company's appeal is successful. The Company has also asserted that Impax's and Andrx's ANDAs for their generic CLARITIN-D 24 Hour formulations infringe the Company's patent covering its CLARITIN-D 24 Hour formulation. This issue has not yet been resolved by the district court.

In August 2001, Geneva Pharmaceuticals Technology Corp. (Geneva Pharmaceuticals) and Three Rivers Pharmaceuticals, L.L.C. (Three Rivers), and in January 2002, Teva, submitted separate ANDAs with the FDA seeking to market generic forms of 200 mg REBETOL (ribavirin) Capsules in the United States before the expiration of the Company's patents covering ribavirin formulations. Geneva Pharmaceuticals, Three Rivers and Teva have asserted that they do not infringe the Company's REBETOL patents and/or the patents are invalid. The REBETOL patents are material to the Company's business. In September 2001, October 2001 and March 2002, the Company filed suits in federal court seeking rulings that the ANDA submissions by Geneva Pharmaceuticals, Three Rivers and Teva, respectively, constitute infringement of the Company's patents and that the challenges to the Company's patents are without merit. In February 2003, the Company entered into a licensing agreement with Three Rivers that will settle all patent litigation between the Company and Three Rivers. Under the terms of the agreement, the Company will grant Three Rivers a non-exclusive, non-sublicensable license to the Company's U.S. ribavirin patents. Three Rivers will pay the Company a royalty on its ribavirin sales. The agreement does not affect Three Rivers' reported patent litigation with Ribapharm, Inc. The agreement is subject to the dismissal of the relevant lawsuits in court. The patent litigation with Geneva and Teva has been temporarily stayed while the parties seek to reach a settlement.

In January 2000, a jury found that the Company's PRIME PAC PRRS (Porcine Respiratory and Reproductive Syndrome) vaccine infringed a patent owned by Boehringer Ingelheim Vetmedica, Inc. An injunction was issued in August 2000 barring further sales of the Company's vaccine. The Company's post-trial motions for either a reversal of the jury's verdict or a new trial were denied in September 2001. The Company appealed, and the verdict was affirmed by the appellate court in February 2003. Discovery in the damages phase of the case is ongoing.

Investigations

In October 1999, the Company received a subpoena from the U.S. Attorney's Office for the Eastern District of Pennsylvania, pursuant to the Health Insurance Portability and Accountability Act of 1996, concerning the Company's contracts with pharmacy benefit managers (PBMs) and managed care organizations to provide disease management services in connection with the marketing of its pharmaceutical products. It appears that the subpoena was one of a number addressed to industry participants as part of an inquiry into, among other things, pharmaceutical marketing practices. The government's inquiry has focused on, among other things, whether the Company's disease management and other marketing programs and arrangements comply with federal health care laws and whether the value of its disease management programs and other marketing programs and arrangements should have been included in the calculation of rebates to the government. The Company has been cooperating with the investigation. In March 2002, the U.S. Attorney's Office began issuing grand jury subpoenas. The grand jury investigation appears to be focused on one or more transactions with managed care organizations where the government believes the Company offered or provided deeply discounted pharmaceutical products (known as "nominally priced" products, which are generally excluded from Medicaid rebate calculations), free or discounted disease management services, and other marketing programs and arrangements that delivered value, in order to place or retain one or more of the Company's major pharmaceutical products on the managed care organization's formulary. The grand jury appears to be investigating, among other things, (i) whether the transactions described above and conduct relating thereto violated federal anti-kickback statutes; and (ii) whether the value of the items and services described above should have been included in the Company's calculation of Medicaid rebates. The outcome of the investigations could include the commencement of civil and/or criminal proceedings involving substantial fines, penalties and injunctive or administrative remedies, including exclusion from government reimbursement programs, and the Company cannot predict whether the investigations will affect its marketing practices or sales. In February 2003, the Company increased its litigation reserves related to this investigation and the investigations described below by the U.S. Attorney's Office for the District of Massachusetts, by $150. The increased litigation reserves reflect an adjustment to the Company's estimate of its minimum liability relating to those investigations, in compliance with generally accepted accounting principles (GAAP). Under GAAP, companies are required to estimate and recognize a minimum liability when a loss is probable but no better estimate of the loss can be made. Also, under GAAP, the Company is required to recognize this liability in 2002. The Company notes that its total reserves reflect an estimate and that any final settlement or adjudication of any of these matters could possibly be less than or could materially exceed the aggregate liability accrued by the Company and could have a materially adverse effect on the operations or financial condition of the Company. This adjustment is consistent with the Company's policy of reviewing regularly the status of pending actions and investigations and making adjustments as appropriate.

The Company is responding to investigations by the Department of Health and Human Services, the Department of Justice and certain states into certain industry and Company practices regarding average wholesale price (AWP). These investigations include a Department of Justice review of the merits of a federal action filed by a private entity on behalf of the United States in the U.S. District Court for the Southern District of Florida, as well as an investigation by the U.S. Attorney's Office for the District of Massachusetts, regarding, inter alia, whether the AWP set by pharmaceutical companies for certain drugs improperly exceeds the average prices paid by dispensers and, as a consequence, results in unlawful inflation of certain government drug reimbursements that are based on AWP. In March 2001, the Company received a subpoena from the Massachusetts Attorney General's office seeking documents concerning the use of AWP and other pricing and/or marketing practices. The Company is cooperating with these investigations. The outcome of these investigations could include the imposition of substantial fines, penalties and injunctive or administrative remedies.

The U.S. Attorney's Office for the District of Massachusetts is also investigating whether the Company's sales of a product that was repackaged for sale by a managed care organization should have been included in the Company's Medicaid best price calculations. In early November 2002, the Company was served with two additional grand jury subpoenas by the U.S. Attorney for the District of Massachusetts. Among other information, the subpoenas seek a broad range of information concerning the Company's sales, marketing and clinical trial practices and programs with respect to INTRON A, REBETRON and TEMODAR; the Company's sales and marketing contacts with managed care organizations and doctors; and the Company's offering or provision of grants, honorariums or other items or services of value to managed care organizations, physician groups, doctors and educational institutions. The Company understands that this investigation is focused on whether certain sales, marketing and clinical trial practices and conduct related thereto, which in certain instances relate to the use of one or more of the above-mentioned products for indications for which FDA approval had not been obtained - so-called "off-label" uses - were in violation of federal laws and regulations with respect to off-label promotional activities. The investigation also appears to focus on whether drug samples, clinical trial grants and other items or services of value were given to providers to incentivize them to prescribe one or more of the above-mentioned products, including for "off-label" uses, in violation of the federal health care anti-kickback laws. The Company has implemented certain changes to its sales, marketing and clinical trial practices and is continuing to review those practices to ensure compliance with relevant laws and regulations. The Company is cooperating with these investigations. Future sales of INTRON A, REBETRON and TEMODAR may be adversely affected, but the Company cannot at this time predict the ultimate impact, if any, on such sales. The outcome of these investigations could include the commencement of civil and/or criminal proceedings involving the imposition of substantial fines, penalties and injunctive or administrative remedies, including exclusion from government reimbursement programs. In February 2003, the Company increased its litigation reserves related to the investigations by the U.S. Attorney's Office for the District of Massachusetts described in this paragraph and the paragraph immediately preceding it and the investigation described above by the U.S. Attorney's Office for the Eastern District of Pennsylvania, by $150. The increased litigation reserves reflect an adjustment to the Company's estimate of its minimum liability relating to those investigations, in compliance with GAAP. Under GAAP, companies are required to estimate and recognize a minimum liability when a loss is probable but no better estimate of the loss can be made. Also, under GAAP, the Company is required to recognize this liability in 2002. The Company notes that its total reserves reflect an estimate and that any final settlement or adjudication of any of these matters could possibly be less than or could materially exceed the aggregate liability accrued by the Company and could have a materially adverse effect on the operations or financial condition of the Company. This adjustment is consistent with the Company's policy of reviewing regularly the status of pending actions and investigations and making adjustments as appropriate.

The U.S. Attorney's Office in New Jersey along with the FDA's Office of Criminal Investigation is conducting an investigation which may focus on one or more Company products, including ribavirin, manufactured in Puerto Rico. The Company is cooperating with the government in the investigation.

The U.S. Department of Justice, Antitrust Division is investigating whether the Company's Consumer Products Division entered into an agreement with another company to lower the commission rate of a consumer products broker. In February 2003, the Antitrust Division served a grand jury subpoena on the Company seeking documents for the first time. The Company is cooperating with the investigation.

Securities and Class Action Litigation

On February 15, 2001, the Company stated in a press release that the FDA had been conducting inspections of the Company's manufacturing facilities in New Jersey and Puerto Rico and had issued reports citing deficiencies concerning compliance with current Good Manufacturing Practices, primarily relating to production processes, controls and procedures. The next day, February 16, 2001, a lawsuit was filed in the U.S. District Court for the District of New Jersey against the Company and certain named officers alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder. Additional lawsuits of the same tenor followed. The plaintiffs in the suits purport to represent classes of shareholders who purchased shares of Company stock between dates as early as March 2, 2000, and February 15, 2001, the date of the press release. In April 2001, a lawsuit was filed in the U.S. District Court for the District of New Jersey against the Company and certain named officers alleging substantially the same violations of the Securities Exchange Act of 1934 as alleged in the putative class actions described above in this paragraph, as well as alleging violations of Section 11 of the Securities Act of 1933 and failure to disclose information which is the subject matter of the Federal Trade Commission (FTC) administrative proceeding described below and purporting to represent a class of shareholders who purchased shares of Company stock between July 25, 2000, and March 30, 2001, the last business day before the Company issued a press release relating to the FTC administrative proceeding. This complaint and all of the previously filed complaints were consolidated into one action in the U.S. District Court for the District of New Jersey, and a lead plaintiff, the Florida State Board of Administration, was appointed by the Court on July 2, 2001. On October 11, 2001, a consolidated amended complaint was filed, alleging the same violations described in the second sentence of this paragraph (but not a Section 11 claim) and purporting to represent a class of shareholders who purchased shares of Company stock from May 9, 2000, through February 15, 2001. The Company's motion to dismiss the consolidated amended complaint was denied on May 24, 2002. Discovery is ongoing.

In addition to the lawsuits described in the immediately preceding paragraph, two lawsuits were filed in the U.S. District Court for the District of New Jersey, and two lawsuits were filed in New Jersey state court against the Company (as a nominal defendant) and certain officers, directors and a former director seeking damages on behalf of the Company, including disgorgement of trading profits made by defendants allegedly obtained on the basis of material non-public information. The complaints in each of those four lawsuits relate to the issues described in the Company's February 15, 2001, press release, and allege a failure to disclose material information and breach of fiduciary duty by the directors. One of the federal court lawsuits also includes allegations related to the investigations by the U.S. Attorney's Offices for the Eastern District of Pennsylvania and the District of Massachusetts, the FTC's administrative proceeding against the Company, and the lawsuit by the state of Texas against Warrick Pharmaceuticals (Warrick), the Company's generics subsidiary, all of which are described herein. Each of these lawsuits is a shareholder derivative action that purports to assert claims on behalf of the Company, but as to which no demand was made on the Board of Directors and no decision has been made on whether the Company can or should pursue such claims. In August 2001, the plaintiffs in each of the New Jersey state court shareholder derivative actions moved to dismiss voluntarily the complaints in those actions, which motions were granted. The two shareholder derivative actions pending in the U.S. District Court for the District of New Jersey have been consolidated into one action, which is in its very early stages. This consolidated action is being coordinated for most pre-trial purposes with the consolidated action described in the immediately preceding paragraph. On January 2, 2002, the Company received a demand letter dated December 26, 2001, from a law firm not involved in the derivative actions described above, on behalf of a shareholder who also is not involved in the derivative actions, demanding that the Board of Directors bring claims on behalf of the Company based on allegations substantially similar to those alleged in the derivative actions. On January 22, 2002, the Board of Directors adopted a Board resolution establishing an Evaluation Committee, consisting of three directors, to investigate, review and analyze the facts and circumstances surrounding the allegations made in the demand letter and the consolidated amended derivative action complaint described above, but reserving to the full Board authority and discretion to exercise its business judgment in respect of the proper disposition of the demand. The Committee engaged independent outside counsel to advise it and issued a report on the findings of its investigation to the independent directors of the Board in late October 2002. That report determined that the shareholder demand should be refused, and finding no liability on the part of any officers or directors. In November 2002, the full Board adopted the recommendation of the Evaluation Committee.

On August 9, 2001, the Prescription Access Litigation (PAL) project, a Boston-based group formed in 2001 to litigate against drug companies, issued a press release stating that PAL members filed a lawsuit in New Jersey state court against the Company. In December 2001, the Company was served with an amended complaint in the case. The suit, which PAL purports to be a class action, alleges, among other things, that the Company's direct-to-consumer advertising falsely depicts the benefits of CLARITIN in violation of the New Jersey Consumer Fraud Act. In February 2002, the Company filed a motion to dismiss this case. In May 2002, the court dismissed the complaint in its entirety for failure to state a claim. The plaintiffs have appealed.

In December 2001, PAL filed a class action suit in Federal Court in Massachusetts against the Company. In September 2002, a consolidated complaint was filed in this court as a result of the coordination by the Multi-District Litigation Panel of all federal court AWP cases from throughout the country. The consolidated complaint alleges that the Company and Warrick conspired with providers to defraud consumers by reporting fraudulently high AWPs for prescription medications reimbursed by Medicare or third- party payers. The complaint seeks a declaratory judgment and unspecified damages, including treble damages.

The Company is a defendant in a number of purported nationwide or state class action lawsuits in which plaintiffs seek a refund of the purchase price of laxatives or phenylpropanolamine-containing cough/cold remedies they purchased. Other pharmaceutical manufacturers are co-defendants in some of these lawsuits. In general, plaintiffs claim that they would not have purchased or would have paid less for these products had they known of certain defects or medical risks attendant with their use. All of these lawsuits are in the early stages of discovery; plaintiffs' theories for recovery have yet to be legally tested, and the courts have not yet agreed that these cases should go forward as class actions. A number of lawsuits involving these products, as well as recalled albuterol/VANCERIL/VANCENASE inhalers, have also been filed against the Company seeking recovery for personal injuries or death. In several of these lawsuits punitive damages are claimed. The Company settled a California state court class action seeking refund of the purchase price of inhalers through a program of issuing 4.5 million vouchers for free inhalers plus payment of attorneys' fees. The court gave final approval to the settlement in October 2002.

Royalties/Contract Matters

The Company was a party to arbitration proceedings by Biogen, Inc. relating to, among other things, royalty payments. These arbitrations have been settled.

In October 2001, ICN Pharmaceuticals, Inc. notified the Company of its intention to begin an alternative resolution dispute proceeding against the Company seeking the payment of royalties on REBETOL provided by the Company without charge or at a reduced charge to indigent patients participating in SCHERING'S COMMITMENT TO CARE program.

Antitrust and FTC Matters

The Company is a defendant in numerous antitrust actions commenced (starting in 1993) in state and federal courts by independent retail pharmacies, chain retail pharmacies and consumers. The plaintiffs allege price discrimination and/or conspiracy between the Company and other defendants to restrain trade by jointly refusing to sell prescription drugs at discounted prices to the plaintiffs. The Company, in February 1996, agreed to settle a federal class action on behalf of approximately two-thirds of all retail pharmacies in the United States for a total of $22, which has been paid in full. The U.S. District Court in Illinois approved the settlement of the federal class action in 1996. In 1997, the Seventh Circuit Court of Appeals dismissed all appeals from that settlement, and it is not subject to further review.

In April 1997, certain of the plaintiffs in the federal class action commenced another purported class action in the U.S. District Court in Illinois against the Company and the other defendants who settled the previous federal class action. The complaint alleges that the defendants conspired not to implement the settlement commitments following the settlement discussed above. The District Court has denied the plaintiffs' motion for a preliminary injunction hearing.

The Company has either settled or had dismissed on motion all the state court retailer and consumer actions. The settlement amounts were not material to the Company.

The Federal Court in Illinois remanded the conspiracy portion of the cases of those retailers that opted out of the class action back to the district courts where they were filed. The Federal Court in Illinois has jurisdiction over the Robinson-Patman portion of these cases.

Plaintiffs in these antitrust actions generally seek treble damages in an unspecified amount and an injunction against the allegedly unlawful conduct.

On April 2, 2001, the FTC started an administrative proceeding against the Company, Upsher-Smith, Inc. (Upsher-Smith) and Lederle. The complaint alleges anti-competitive effects from the settlement of patent lawsuits between the Company and Lederle, and the Company and Upsher-Smith. The lawsuits that were settled related to generic versions of K-DUR, the Company's long-acting potassium chloride product, which was the subject of ANDAs filed by Lederle and Upsher-Smith. In June 2002, the administrative law judge overseeing the case issued a decision that the patent litigation settlements complied with the law in all respects and dismissed all claims against the Company. An appeal of this decision to the full Commission filed by the FTC staff is currently pending. The outcome of the proceeding could result in the imposition of injunctive or administrative remedies.

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

Pricing Matters

During the third quarter of 2000, Warrick was sued by the state of Texas. In June 2002, the Company and its subsidiary, Schering Corporation, were added as defendants. The lawsuit alleges that Warrick supplied the state with false reports of wholesale prices, which caused the state to pay Medicaid claims on prescriptions of Warrick's albuterol sulfate solution and inhaler at a higher-than-justified level. The state seeks damages of approximately $106 against Warrick, including treble damages and penalties. The outcome of the litigation could result in the imposition of fines, penalties and injunctive remedies.

The Company and Warrick are defendants in numerous lawsuits brought in state and federal courts, which allege that the Company and Warrick reported inflated AWPs for prescription pharmaceuticals and thereby caused third-party payers to make excess reimbursements to providers. Some of these actions also allege that the Company and Warrick failed to report accurate prices under the Medicaid Rebate Program and thereby underpaid rebates to some states. These actions, which began in October 2001, have been brought by state Attorneys General, private plaintiffs, nonprofit organizations and employee benefit funds. They allege violations of federal and state law, including fraud, antitrust, Racketeer Influenced Corrupt Organizations Act (RICO) and other claims. The actions seek unspecified damages, including treble and punitive damages.

SEC Inquiry and Related Litigation

The Company is providing information to the SEC in connection with the Commission's inquiry relating to the Company's meetings with investors and other communications. The Company believes that it has complied with all applicable securities laws in this matter.

The Company has been served with several purported federal class action lawsuits alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, as well as SEC Regulation Fair Disclosure (FD) relating to the alleged disclosures made during meetings with investors referred to in the preceding paragraph.

Tax Matters

In October 2001, IRS auditors have asserted, in reports, that the Company is liable for additional tax for the 1990 through 1992 tax years. The reports allege that two interest rate swaps that the Company entered into with an unrelated party should be recharacterized as loans from affiliated companies, resulting in additional tax on income. The tax sought by the IRS auditors relating to recharacterization is approximately $195, plus interest. The Company has not accrued the $195 because the Company and its tax advisers do not believe it is probable that the IRS will prevail in this matter.

REPORT BY MANAGEMENT

We are responsible for the preparation and the integrity of the accompanying consolidated financial statements. These statements are prepared in accordance with accounting principles generally accepted in the United States and require the use of estimates and assumptions that affect the reported amounts of assets, liabilities, net sales and expenses. In our opinion, the consolidated financial statements present fairly in all material respects the Company's results of operations, financial condition and cash flows. Based on our knowledge, this Annual Report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make it not misleading. All financial information in this Annual Report is consistent with the financial statements.

We are responsible for establishing and maintaining disclosure controls and procedures for the Company. We have evaluated the Company's disclosure controls and procedures as of December 31, 2002, and found them to be effective in ensuring that material information relating to the Company and its consolidated subsidiaries is made known to us by others within the Company.

The Company maintains, and management relies on, a system of internal controls and related policies and procedures that provide reasonable assurance of the integrity and reliability of the financial statements. We believe the system provides, in a cost-effective manner and subject to the inherent limitations of internal control systems, that transactions are executed in accordance with management's authorization and are properly recorded and reported in the financial statements, and that assets are safeguarded. The Company's internal control system provides for careful selection and training of supervisory and management personnel and requires appropriate segregation of responsibilities and delegation of authority. In addition, the Company maintains a corporate code of conduct for purposes of determining possible conflicts of interest, compliance with laws and confidentiality of proprietary information.

The Company's independent auditors, Deloitte & Touche LLP, audit the annual consolidated financial statements as described in their report. They obtain an understanding of the Company's internal control system to enable them to plan their audit and determine audit procedures to be performed. In addition, the Company has an internal audit function that regularly performs audits using programs designed to test compliance with Company policies and procedures and to verify the adequacy of internal controls and other financial policies. The internal auditors' and independent auditors' recommendations concerning the Company's system of internal controls have been reviewed, and appropriate action has been taken with respect to those recommendations.

The Finance and Audit Review Committee of the Board of Directors is comprised solely of independent directors. The Committee is appointed by the Board to assist the Board in its oversight function by monitoring, among other things, the Company's financial reporting process and internal auditing department. The Committee is directly responsible for the appointment, compensation and oversight of the work of the independent public accountants. The Committee's activities include meeting periodically with management, the internal auditors and the independent auditors to discuss their independence and to review audit results, financial reporting, internal controls and other financial matters. Both the independent auditors and internal auditors have full and free access to the Committee.
/S/ Richard Jay Kogan	/S/ Jack L. Wyszomierski	/S/ Thomas H. Kelly
Richard Jay Kogan	Jack L. Wyszomierski	Thomas H. Kelly
Chief Executive Officer and	Executive Vice President and	Vice President and
President	Chief Financial Officer	Controller

INDEPENDENT AUDITORS' REPORT

Schering-Plough Corporation, its Directors and Shareholders:

We have audited the accompanying consolidated balance sheets of Schering-Plough Corporation and subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Schering-Plough Corporation and subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/S/DELOITTE & TOUCHE LLP

Parsippany, New Jersey

February 25, 2003

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

SIX-YEAR SELECTED FINANCIAL & STATISTICAL DATA
(Dollars in millions, except per share figures)	2002	2001	2000	1999	1998	1997
Operating Results
Net sales	$10,180	$9,762	$9,775	$9,075	$7,991	$6,714
Income before income taxes *	2,563	2,523	3,188	2,795	2,326	1,913
Net income *	1,974	1,943	2,423	2,110	1,756	1,444
Diluted earnings per common share *	1.34	1.32	1.64	1.42	1.18	.97
Basic earnings per common share *	1.35	1.33	1.65	1.44	1.20	.98

Investments
Research and development	$1,425	$1,312	$1,333	$1,191	$1,007	$847
Capital expenditures	770	759	763	543	389	405

Financial Condition
Property, net	$4,236	$3,814	$3,362	$2,939	$2,675	$2,526
Total assets	14,136	12,174	10,805	9,375	7,840	6,507
Long-term debt	21	112	109	6	4	46
Shareholders' equity	8,142	7,125	6,119	5,165	4,002	2,821
Net book value per common share	5.55	4.86	4.18	3.51	2.72	1.93

Financial Statistics
Net income as a percent of sales	19.4%	19.9%	24.8%	23.3%	22.0%	21.5%
Return on average shareholders' equity	25.9%	29.3%	42.9%	46.0%	51.5%	59.2%
Effective tax rate	23.0%	23.0%	24.0%	24.5%	24.5%	24.5%

Other Data
Cash dividends per common share	$ .67	$ .62	$ .545	$ .485	$ .425	$ .368
Cash dividends on common shares	983	911	802	716	627	542
Depreciation and amortization	372	320	299	264	238	200
Number of employees	30,500	29,800	28,100	26,500	25,100	22,700
Average shares outstanding for diluted
earnings per common share (in millions)	1,470	1,470	1,476	1,486	1,488	1,480
Average shares outstanding for basic
earnings per common share (in millions)	1,466	1,463	1,465	1,470	1,468	1,464
Common shares outstanding at year-end (in millions)	1,468	1,465	1,463	1,472	1,472	1,465

Certain amounts in prior periods have been reclassified from selling, general and administrative expenses to net sales to comply with EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products."

* 2002 includes a $150 pre-tax provision to increase litigation reserves. 2001 includes a pre-tax provision of $500 for payments to the federal government under a consent decree. See "Legal, Environmental and Regulatory Matters" and "Consent Decree" footnotes in the Notes to Consolidated Financial Statements for additional information.

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES

QUARTERLY DATA (UNAUDITED)
Three Months Ended	March 31		June 30		September 30		December 31
(Dollars in millions, except per share figures)	2002	2001	2002	2001	2002	2001	2002	2001

Net sales	$2,556	$2,306	$2,833	$2,618	$2,421	$2,377	$2,370	$2,461
Cost of sales	579	470	675	535	644	486	607	588
Gross profit	1,977	1,836	2,158	2,083	1,777	1,891	1,763	1,873
Selling, general and
administrative	919	839	995	955	870	830	897	820
Research and development	305	289	357	334	354	310	409	378
Other (income) expense, net	(26)	(25)	(16)	(29)	(4)	(30)	52	489
Income before income taxes	779	733	822	823	557	781	405	186
Income taxes	179	169	189	189	128	180	92	43
Net income	$ 600	$ 564	$ 633	$ 634	$ 429	$ 601	$ 313	$ 143
Diluted earnings per
common share	$ .41	$ .38	$ .43	$ .43	$ .29	$ .41	$ .21	$ .10
Basic earnings per
common share	.41	.39	.43	.43	.29	.41	.21	.10
Dividends per
common share	.16	.14	.17	.16	.17	.16	.17	.16
Common share prices:
High	36.00	54.25	30.77	43.76	25.50	39.85	23.25	39.12
Low	30.94	34.20	23.30	35.10	20.75	32.65	17.30	34.00
Average shares outstanding
for diluted EPS (in millions)	1,471	1,472	1,470	1,470	1,469	1,470	1,469	1,470
Average shares outstanding
for basic EPS (in millions)	1,466	1,463	1,466	1,463	1,466	1,464	1,467	1,464

Certain amounts in prior periods have been reclassified from selling, general and administrative expenses to net sales to comply with EITF No. 00-25, "Vendor Income Statement Characterization of Consideration Paid to a Reseller of the Vendor's Products."

Cost of sales in the 2002 fourth quarter includes a favorable adjustment of $92 to reflect the settlement of arbitration relating to, among other things, royalty payments to Biogen. The full year impact is not material because the fourth quarter adjustment is partially offset by related accruals made in the previous three quarters of 2002. Other (income) expense, net in the 2002 fourth quarter includes a provision of $150 to increase litigation reserves. See "Legal, Environmental and Regulatory Matters" footnote in the Notes to Consolidated Financial Statements for additional information. The fourth quarter of 2002 also includes a gain of $80 from the sale of U.S. marketing rights for SUBOXONE and SUBUTEX. Other (income) expense, net includes a provision of $500 in the fourth quarter of 2001 for payments to the federal government under a consent decree. See "Consent Decree" footnote in the Notes to Consolidated Financial Statements for additional information.

The Company's common shares are listed and principally traded on the New York Stock Exchange. The approximate number of holders of record of common shares as of January 31, 2003, was 46,000.